Form 10-K, Exhibit 13
period 1993-12-26
TELEFLEX INC
filed 1994-03-23
CIK 96943

                                                                      EXHIBIT 13

Teleflex Incorporated and Subsidiaries
CONSOLIDATED STATEMENT OF INCOME


                                                    Year ended
- --------------------------------------------------------------------------------
                                     DECEMBER 26,   December 27,   December 29,
                                            1993           1992           1991
- --------------------------------------------------------------------------------
REVENUES                            $666,796,200   $570,338,100   $483,009,200
- --------------------------------------------------------------------------------
COSTS AND EXPENSES
Materials, labor and other product
 costs                               459,055,200    381,992,900    330,226,400
Selling, engineering and
 administrative expenses             140,964,700    124,212,800     93,683,400
Interest expense                      14,466,100     15,482,300     13,765,200
- --------------------------------------------------------------------------------
                                     614,486,000    521,688,000    437,675,000
- --------------------------------------------------------------------------------
Income before taxes                   52,310,200     48,650,100     45,334,200
Estimated taxes on income             18,624,000     16,638,000     15,527,000
- --------------------------------------------------------------------------------
Income before cumulative effect of
  change in accounting principle      33,686,200     32,012,100     29,807,200
Cumulative effect - change in
  accounting for income taxes                           860,000
- --------------------------------------------------------------------------------
NET INCOME                          $ 33,686,200   $ 32,872,100   $ 29,807,200
- --------------------------------------------------------------------------------
EARNINGS PER SHARE
Earnings per share before
  cumulative effect of change in
  accounting principle                     $1.95          $1.87          $1.77
Cumulative effect - change in
  accounting for income taxes                               .05
- --------------------------------------------------------------------------------
Earnings per share                         $1.95          $1.92          $1.77
- --------------------------------------------------------------------------------











The accompanying notes are an integral part of the consolidated financial statements.
                                                                     Teleflex
                                                               19 Fifty Years

Teleflex Incorporated and Susidiaries
CONSOLIDATED BALANCE SHEET


- -------------------------------------------------------------------------------
                                                  DECEMBER 26,    December 27,
                                                         1993            1992
- -------------------------------------------------------------------------------
ASSETS
Current assets
   Cash and cash equivalents                     $ 11,254,900     $ 36,331,100
   Accounts receivable, less allowance for
     doubtful accounts, 1993-$2,352,700;
     1992-$2,701,100                              143,489,400      116,817,900
   Inventories
     Raw materials and manufactured parts          67,979,400       56,479,400
     Work-in-process and finished goods            91,307,800       72,490,900
   Prepaid expenses                                 8,217,600        7,702,100
- ------------------------------------------------------------------------------
         Total current assets                     322,249,100      289,821,400
- ------------------------------------------------------------------------------
Plant assets
   Land and buildings                              95,466,900       87,312,400
   Machinery and equipment                        287,342,500      213,584,500
- ------------------------------------------------------------------------------
                                                  382,809,400      300,896,900
   Less accumulated depreciation                  121,388,500      101,304,600
- ------------------------------------------------------------------------------
         Net plant assets                         261,420,900      199,592,300
Investments in affiliates                           5,296,800        6,697,300
Intangibles and other assets                       51,608,700       38,820,100
- ------------------------------------------------------------------------------
                                                 $640,575,500     $534,931,100
- ------------------------------------------------------------------------------
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
    Demand loans                                  $55,737,500      $39,448,000
    Current portion of long-term borrowings        15,001,000       14,965,900
    Accounts payable                               44,681,600       36,962,100
    Accrued expenses                               32,577,400       25,665,900
    Estimated income taxes payable                  2,855,100        5,976,300
- ------------------------------------------------------------------------------
         Total current liabilities                150,852,600      123,018,200
Long-term borrowings                              183,504,000      134,599,900
Deferred income taxes and other                    36,428,800       36,845,800
- ------------------------------------------------------------------------------
         Total liabilities                        370,785,400      294,463,900
- ------------------------------------------------------------------------------
Shareholders' equity
    Common shares, $1 par value
       Issued:  1993 - 17,084,245 shares;
       1992 - 16,914,285 shares                    17,084,200       16,914,300
    Additional paid-in capital                     38,604,200       33,117,800
    Retained earnings                             220,387,700      194,341,300
    Cumulative translation adjustment              (6,286,000)      (3,430,000)
    Treasury shares, at cost: 1992 - 38,493
       shares                                                         (476,200)
- ------------------------------------------------------------------------------
         Total shareholders' equity               269,790,100      240,467,200
- ------------------------------------------------------------------------------
                                                 $640,575,500     $534,931,100
- ------------------------------------------------------------------------------

The accompanying notes are an integral part of the consolidated financial statements.

Teleflex
20 Fifty Years

Teleflex Incorporated and Subsidiaries
CONSOLIDATED STATEMENT OF CASH FLOWS

                                                                                      Year ended
- --------------------------------------------------------------------------------------------------------------------
                                                                   DECEMBER 26,       December 27,      December 29,
                                                                           1993               1992              1991
- --------------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES
Net Income                                                          $33,686,200        $32,872,100       $29,807,200
Adjustments to reconile net income to cash flows
   from operating activities:
   Depreciation and amortization                                     28,070,800         21,556,100        18,403,500
   Deferred income taxes including cumulative
      effect of accounting change in 1992                             1,151,000          8,820,000         1,398,000
   (Increase) in accounts receivable                                (19,733,700)       (11,365,400)       (7,726,500)
   (Increase) in inventories                                         (1,015,600)        (3,112,900)       (8,676,400)
   (Increase) decrease in prepaid expenses                             (359,100)           696,800          (566,600)
   Increase (decrease) in accounts payable
      and accrued expenses                                            8,224,300          2,563,800        (2,423,000)
   Increase (decrease) in estimated income
      taxes payable                                                  (3,661,200)        (8,361,700)        1,616,000
- --------------------------------------------------------------------------------------------------------------------
                                                                     46,362,700         43,668,800        31,832,200
- --------------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from new borrowings                                         76,171,000         32,314,000        15,580,000
Reduction in long-term borrowings,
   including acquisition debt retired                               (27,517,400)       (34,082,000)      (18,898,000)
Increase in current borrowings and
   demand loans                                                      12,531,000          1,298,000         7,597,000
Proceeds from stock compensation plans and
   distribution of treasury shares                                    6,132,500          4,686,100         3,608,200
Dividends                                                            (7,639,800)        (6,961,700)       (6,448,900)
- --------------------------------------------------------------------------------------------------------------------
                                                                     59,677,300         (2,745,600)        1,438,300
- --------------------------------------------------------------------------------------------------------------------
CASH FLOWS FOR INVESTING ACTIVITIES
Expenditures for plant assets                                        24,400,200         19,339,200        20,351,700
Payments for businesses acquired                                    103,530,000          5,000,000        28,381,000
Investments in affiliates                                             1,369,000          5,199,000         3,342,700
Other                                                                 1,817,000           (443,300)          959,000
- --------------------------------------------------------------------------------------------------------------------
                                                                    131,116,200         29,094,900        53,034,400
- --------------------------------------------------------------------------------------------------------------------
NET INCREASE (DECREASE) IN CASH
   AND CASH EQUIVALENTS                                             (25,076,200)        11,828,300       (19,763,900)
Cash and cash equivalents at the beginning of the year               36,331,100         24,502,800        44,266,700
- --------------------------------------------------------------------------------------------------------------------
Cash and cash equivalents at the end of the year                    $11,254,900        $36,331,100       $24,502,800
- --------------------------------------------------------------------------------------------------------------------



The accompanying notes are an integral part of the consolidated financial statements.



                                                                       Teleflex
                                                                 21 Fifty Years

Teleflex Incorporated and Subsidiaries
CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY


                                                                                     Year ended
- --------------------------------------------------------------------------------------------------------------------------
                                                           DECEMBER 26,             December 27,              December 29,
                                                                   1993                     1992                      1991
- --------------------------------------------------------------------------------------------------------------------------
COMMON SHARES
Balance, beginning of year                                 $ 16,914,300             $ 16,785,100              $ 11,093,100
Shares issued for compensation plans                            169,900                  129,200                   145,500
Common stock dividend                                                                                            5,546,500
- --------------------------------------------------------------------------------------------------------------------------
Balance, end of year                                         17,084,200               16,914,300                16,785,100
- --------------------------------------------------------------------------------------------------------------------------
ADDITIONAL PAID-IN CAPITAL
Balance, beginning of year                                   33,117,800               28,085,400                25,450,500
Shares issued for compensation plans                          5,486,400                3,762,500                 2,634,900
Shares issued in connection with acquisition                                           1,269,900
- --------------------------------------------------------------------------------------------------------------------------
Balance, end of year                                         38,604,200               33,117,800                28,085,400
- --------------------------------------------------------------------------------------------------------------------------
RETAINED EARNINGS
Balance, beginning of year                                  194,341,300              168,430,900               150,619,100
Net Income                                                   33,686,200               32,872,100                29,807,200
Cash dividends                                               (7,639,800)              (6,961,700)               (6,448,900)
Common stock dividend                                                                                           (5,546,500)
- --------------------------------------------------------------------------------------------------------------------------
Balance, end of year                                        220,387,700              194,341,300               168,430,900
- --------------------------------------------------------------------------------------------------------------------------
CUMULATIVE TRANSLATION ADJUSTMENT
Balance, end of year                                         (6,286,000)              (3,430,000)                  322,100
- --------------------------------------------------------------------------------------------------------------------------
TREASURY SHARES
Balance, beginning of year                                     (476,200)              (1,921,800)               (2,749,600)
Distribution of treasury shares                                 476,200                  794,400                   827,800
Shares issued in connection with acquisition                                             651,200
- --------------------------------------------------------------------------------------------------------------------------
Balance, end of year                                                 --                 (476,200)               (1,921,800)
- --------------------------------------------------------------------------------------------------------------------------
TOTAL SHAREHOLDERS' EQUITY                                 $269,790,100             $240,467,200              $211,701,700
- --------------------------------------------------------------------------------------------------------------------------
CASH DIVIDENDS PER SHARE                                           $.45                     $.42                      $.39
- --------------------------------------------------------------------------------------------------------------------------





The accompanying notes are an integral part of the consolidated financial statements.

Teleflex
22  Fifty Years

Teleflex Incorporated and Subsidiaries
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  The consolidated financial statements include the accounts of Teleflex Incorporated and its subsidiaries.
  Cash and cash equivalents include funds invested in a variety of liquid short-term investments with an original maturity of three months or less.
  Inventories are stated principally at the lower of average cost or market. Plant assets include the cost of additions and those improvements which increase the capacity or lengthen the useful lives of the assets. Repairs and maintenance costs are expensed as incurred. With minor exceptions, straight line composite lives for depreciation of plant assets are as follows:
buildings 20 to 40 years; machinery, equipment and fixtures 8 to 12 years.
  Intangible assets, principally the excess purchase price of acquisitions over the fair value of net tangible assets acquired, are being amortized over periods not exceeding 30 years.
  Assets and liabilities of foreign subsidiaries are translated at the rates of exchange on the balance sheet date; income and expenses are translated at the average rates of exchange prevailing during the year. The related translation adjustments are accumulated in shareholders' equity.
  Earnings per share is based on the weighted average number of common and common equivalent shares outstanding.
  The company adopted Statement of Financial Accounting Standards (SFAS) 106, Employers' Accounting for Postretirement Benefits Other than Pensions in 1993. SFAS 106 changed the company's accounting for other postretirement benefits from the cash method to accruing these costs over employees' working lives. This change resulted in an incremental charge to net income of approximately $1,000,000, or $.06 per share.
  Effective as of the beginning of 1992, the company adopted SFAS 109, Accounting for Income Taxes. The adoption of SFAS 109 changed the company's method of accounting for income taxes from the deferred method to the asset and liability method. The cumulative effect of this change in accounting for periods prior to January 1992, increased 1992 net income by $860,000, or $.05 per share.

ACQUISITIONS
  In December 1993, the company acquired certain assets of Edward Weck Incorporated (Weck) a manufacturer of surgical devices for $63,500,000 in cash.
  The following unaudited pro forma information sets forth the results of the company's operations as though the purchase of Weck had been made, and the debt used to finance the acquisition had been incurred, at the beginning of 1992. This information is not necessarily indicative of the results of operations which may occur in the future.


                                1993                   1992
- ------------------------------------------------------------
Revenues                 $726,481,300          $633,159,100
Net Income               $ 36,950,200          $ 34,669,100
Earnings per share
 (before accounting
  change in 1992)               $2.14                 $2.02


In March 1993, the company acquired substantially all of the assets of Mal Tool & Engineering, a manufacturer of turbine engine airfoils, for $38,400,000 in cash. Other businesses with a combined purchase price of $1,630,000 were acquired in 1993.
   In 1992, Techsonic Industries, Inc., a manufacturer of electronic marine accessories, became a wholly-owned subsidiary of the company for cash consideration of $5,000,000. The company also acquired the remaining 51% of Aviation Product Support, Inc., which specializes in turnkey repairs in the aviation turbine engine market, for 52,632 treasury shares valued at $1,921,100. The combined purchase price was $15,921,100 (including $9,000,000 invested in prior years).
   These acquisitions have been accounted for by the purchase method of accounting. The excess of the purchase price over the fair value of the net tangible assets acquired was $19,400,000 and $3,696,000 in 1993 and 1992, respectively. The assets, liabilities and operating results of the acquisitions are included in the company's financial statements from their respective dates of acquisition.
   Liabilities amounting to $19,900,000 and $30,000,000 were assumed in 1993 and 1992, respectively, in connection with the acquisitions.
   Except for Weck as set forth above, results of operations would not have been materially different had the acquisitions occurred as of the beginning of the years acquired.
                                                                       Teleflex
                                                                 23 Fifty Years

BORROWINGS AND LEASES


                                             1993                1992
- ---------------------------------------------------------------------

8.5% Senior Notes, due in
  installments through 2002          $ 24,000,000        $ 30,000,000
7.4% Senior Notes, due in
  installments from 1998
  through 2007                         30,000,000          30,000,000
6.6% Senior Notes, due in
  installments from 1997
  through 2008                         50,000,000
Mortgage notes secured by
  certain assets with a net
  book value of $16,924,000            13,068,000          14,675,000
6.5% Deutsche Mark denominated
  notes, due in installments
  through 1995                         40,600,000          48,825,000
Bank term notes, at an average
  rate of 5.2% due in
  installments through 1998            15,000,000
Other debt and capital lease
  obligations, at interest
  rates ranging from 3% to 9%          25,837,000          26,065,800
- ---------------------------------------------------------------------
                                      198,505,000         149,565,800
Current portion of borrowings         (15,001,000)        (14,965,900)
- ---------------------------------------------------------------------
                                     $183,504,000        $134,599,900
- ---------------------------------------------------------------------

The various note agreements provide for the maintenance of minimum working capital amounts and ratios and limit the purchase of the company's stock and payment of cash dividends. Under the most restrictive of these provisions, $33,000,000 of retained earnings was available for dividends at December 26, 1993.
   The weighted average interest rate on the $55,737,500 of demand loans due to banks was 6.3% at December 26, 1993. In addition, the company has $40,000,000 available under several interest rate alternatives in unused lines of credit.
   Interest expense in 1993, 1992, and 1991 did not differ materially from interest paid, nor does the carrying value of year end long-term borrowings differ materially from fair value.
   The aggregate amounts of debt, including capital leases, maturing in each of the four years after 1994 are as follows:

1995 - $55,287,200; 1996 - $ 9,287,500;
1997 - $13,845,300; 1998 - $29,350,500.

   The company has entered into certain operating leases which require minimum annual payments as follows:
1994 - $8,770,500;  1995 - $8,442,900;  1996 - $7,690,200;
1997 - $6,733,700;  1998 - $6,128,200.  The total rental
expense for all operating leases was $8,460,200, $7,883,600 and $7,039,000 in 1993, 1992, and 1991, respectively.

SHAREHOLDERS' EQUITY

The authorized capital of the company is comprised of 50,000,000 common shares, $1 par value and 500,000 preference shares. No preference shares were outstanding during the last three years.
   At December 26, 1993, 1,334,556 shares of common stock were reserved for issuance under the company's stock compensation plans. During 1993, options to purchase 91,500 shares of common stock were granted. Officers and key employees held options for the purchase of 1,086,928 shares of common stock at prices ranging from $14.00 to $31.50 per share with an average price of $23.02 per share. Such options are presently exercisable with respect to 651,772 shares and become exercisable with respect to an additional 202,955 shares in 1994. In 1993 and 1992, 169,900 shares and 129,226 shares, respectively, were issued under the compensation plans.

INCOME TAXES

The provision for income taxes consists of the following:

                                   1993           1992          1991
- ---------------------------------------------------------------------
Current
   Federal                  $14,133,000    $10,331,000   $ 9,726,000
   State                      1,711,000      1,395,000     1,262,000
   Foreign                    1,629,000     (4,768,000)    3,141,000
Deferred                      1,151,000      9,680,000     1,398,000
- ---------------------------------------------------------------------
                            $18,624,000    $16,638,000   $15,527,000
- ---------------------------------------------------------------------


The deferred income taxes provided and the balance sheet amounts of $24,828,000 in 1993 and $27,070,000 in 1992 related substantially to the methods of accounting for depreciation. The increase in deferred taxes in 1992 resulted from the acceleration of deductions in certain foreign jurisdictions. Income taxes paid were $20,600,000, $12,600,000 and $13,168,000 in 1993, 1992 and
1991, respectively.




Teleflex
24  Fifty Years

  A reconcilation of the company's effective tax rate to the U.S. statutory rate is as follows:


                                   1993             1992             1991
- -------------------------------------------------------------------------
U.S. statutory rate               35.0%            34.0%            34.0%
State Income taxes                 2.0              1.9              1.8
Foreign Income taxes                --              1.8              1.1
Export sales benefit              (1.5)            (1.6)            (1.4)
Other                               .1             (1.9)            (1.2)
- -------------------------------------------------------------------------
Effective Income tax rate         35.6%            34.2%            34.3%
- -------------------------------------------------------------------------

PENSIONS
The company has defined benefit plans which provide retirement benefits to eligible employees. Assumptions used in determining the actuarial present value of domestic benefit obligations reflect a weighted average discount rate of 7.8%, an investment rate of 9% and a salary increase of 5%. The assumed discount rate was 6% for foreign plans. Pension expense is summarized as follows:

                                      1993           1992            1991
- -------------------------------------------------------------------------
Domestic plans
   Service cost - benefits
      earned during
      the year                  $1,595,000     $1,426,000      $1,296,000
   Interest cost on
      projected benefit
      obligation                 2,673,000      1,687,000       1,325,000
   Actual return on
      plan assets               (1,547,000)    (2,379,000)     (3,880,000)
   Net amortization
      and deferral              (1,324,000)       522,000       2,461,000
Foreign plans                      495,000        525,000         496,000
- -------------------------------------------------------------------------
                                $1,892,000     $1,781,000      $1,698,000
- -------------------------------------------------------------------------

The following table sets forth the funded status of the plans and the amounts shown in the balance sheet at December 26, 1993 and December 27, 1992:

                                               1993            1992
- ----------------------------------------------------------------------
Domestic
 Plan assets at fair value,
   primarily common stock
   and U.S. Government
   obligations                          $41,763,000     $21,798,000
- ----------------------------------------------------------------------
 Actuarial present value of
   the benefit obligation
   Vested                               (37,635,000)    (17,359,000)
   Non-vested                            (3,536,000)     (2,071,000)
- ----------------------------------------------------------------------
      Accumulated benefit obligation    (41,171,000)    (19,430,000)
 Projected effect of future salary
  increases                              (6,875,000)     (2,948,000)
- ----------------------------------------------------------------------
 Total projected benefit obligation     (48,046,000)    (22,378,000)
- ----------------------------------------------------------------------
 Projected benefit obligation
   in excess of plan assets              (6,283,000)       (580,000)
 Unrecognized prior service cost            101,000         (54,000)
 Unrecognized net loss                    5,935,000         809,000
 Unrecognized transition asset           (1,520,000)     (1,655,000)
Unfunded foreign pension amounts         (4,260,000)     (4,500,000)
- ----------------------------------------------------------------------
Accrued pension liability               $(6,027,000)    $(5,980,000)
- ----------------------------------------------------------------------

The discount rate and assumed salary increase were changed to 7.8% and 5%, respectively, in 1993 from 9% and 6% in 1992. As a result of these changes, the projected benefit obligation and the unrecognized net loss increased by approximately $5,000,000 in 1993. The table includes the defined benefit pension plans assumed by the company in 1993 in connection with acquisitions.

OTHER POSTRETIREMENT BENEFITS

The company provides postretirement medical and other benefits to eligible employees. Assumptions used in determining the 1993 expense and benefit obligations include a weighted average discount rate of 7.8% and an initial health care cost trend rate of 12% declining to 6% over a period of 7 years. Increasing the health care cost trend rate by one percentage point would increase the accumulated postretirement benefit obligation by $2,642,000 and the 1993 postretirement benefit expense by $236,000.





                                                                        Teleflex
                                                                  25 Fifty Years

Postretirement benefit expense is summarized as follows:

                                                              1993
- ------------------------------------------------------------------

Service cost-benefits earned during the year            $  312,000
Interest cost on accumulated postretirement
  benefit obligation                                     1,385,000
Net amortization and deferral                              783,000
- ------------------------------------------------------------------
                                                        $2,480,000
- ------------------------------------------------------------------


The following table sets forth the accumulated obligation of the plans and the amounts shown in the balance sheet at December 26, 1993:


                                                              1993
- -------------------------------------------------------------------
Accumulated postretirement benefit obligation:
  Retirees                                             $(10,569,000)
  Fully eligible active plan participants                (3,205,000)
  Other active plan participants                         (7,408,000)
- -------------------------------------------------------------------
                                                        (21,182,000)
Unrecognized prior service cost                             351,000
Unrecognized transition obligation                       15,276,000
Unrecognized actuarial net loss                           3,973,000
- -------------------------------------------------------------------
Accrued postretirement liability                       $ (1,582,000)
- -------------------------------------------------------------------

BUSINESS SEGMENTS AND OTHER INFORMATION

Reference is made to pages 28 thorugh 31 for a summary of operations by business segment.
  A summary of revenues, identifiable assets and operating profit relating to the company's foreign operations, substantially European is as follows:

                                   1993           1992          1991
- --------------------------------------------------------------------
Revenues                   $187,259,000   $172,618,000  $153,532,000
Identifiable assets        $202,593,000   $181,050,000  $179,701,000
Operating profit           $ 19,700,000   $ 18,434,000  $ 19,549,000
- --------------------------------------------------------------------

Export sales from the United States to unaffiliated customers approximated $69,800,000, $60,500,000 and $49,848,000 for 1993, 1992 and 1991, respectively.
Export sales include $24,000,000, $21,500,000 and $20,405,000 to Canada in
1993, 1992 and 1991, respectively.
  Sales to the U.S. Government, directly and as a subcontractor, amounted to approximately $33,500,000, $52,700,000 and $55,800,000 in 1993, 1992 and 1991,
respectively.















Teleflex
26  Fifty Years

REPORT OF INDEPENDENT ACCOUNTANTS
To the Board of Directors and Shareholders
Teleflex Incorporated

In our opinion, the consolidated financial statements appearing on pages 19 through 31 of this Annual Report present fairly, in all material respects, the financial position of Teleflex Incorporated and its subsidiaries at December 26, 1993 and December 27, 1992 and the results of their operations and their cash flows for each of the three years in the period ended December 26, 1993, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.
  As discussed on page 23 of the financial statements, the Company changed its methods of accounting for income taxes and postretirement benefits in 1992 and 1993, respectively.


/S/  PRICE WATERHOUSE
- ----------------------
Philadelphia, Pennsylvania
February 9, 1994

QUARTERLY FINANCIAL DATA
(unaudited)

                                                                                          Quarter Ended
- ------------------------------------------------------------------------------------------------------------------------------------
(000 omitted excepted per share data)                            March               June               Sept.                Dec.
- ------------------------------------------------------------------------------------------------------------------------------------
1993
- ------------------------------------------------------------------------------------------------------------------------------------
Revenues                                                      $157,575           $174,921            $156,878            $177,422
Gross profits                                                   49,257             54,421              47,700              56,363
Income before taxes                                             13,174             14,250               9,661              15,225
Net income                                                       8,563              9,263               5,904               9,956
Earnings per share                                                 .50                .54                 .34                 .57
Cash dividends per share                                          .105               .115                .115                .115
Price range of common stock                                  29-33 5/8          27 3/4-32       30 3/4-33 3/8           28-38 1/4
- ------------------------------------------------------------------------------------------------------------------------------------
1992
- ------------------------------------------------------------------------------------------------------------------------------------
Revenues                                                      $132,814           $148,835            $138,032            $150,657
Gross profits                                                   42,705             49,167              45,564              50,909
Income before taxes                                             12,103             13,033               9,400              14,114
Net income                                                       7,958(a)           8,581               6,168               9,305
Earnings per share                                                 .47(a)             .50                 .36                 .54
Cash dividends per share                                           .10               .105                .105                .105
Price range of common stock                              32 7/8-39 1/2      31 1/8-35 3/4       27 5/8-33 5/8           25-32 7/8
- ------------------------------------------------------------------------------------------------------------------------------------
1991
- ------------------------------------------------------------------------------------------------------------------------------------
Revenues                                                      $112,376           $116,957            $115,958            $137,718
Gross profits                                                   34,992             37,929              35,298              44,564
Income before taxes                                             11,348             11,937               8,995              13,054
Net income                                                       7,490              7,926               5,910               8,481
Earnings per share                                                 .45                .47                 .35                 .50
Cash dividends per share                                           .09                .10                 .10                 .10
Price range of common stock                                  19 5/8-29      27 7/8-31 1/2       28 1/4-33 7/8       30 1/2-34 3/8
- ------------------------------------------------------------------------------------------------------------------------------------

(a) Excludes an increase in net income of $860,000, or $.05 per share as a result of a change in accounting for income taxes.


                                                                        Teleflex
                                                                  27 Fifty Years

Teleflex Incorporated and Subsidiaries
SELECTED FINANCIAL AND INDUSTRY SEGMENT DATA


- --------------------------------------------------------------------------------------------------------------------------
                                                               1993                     1992                      1991
- --------------------------------------------------------------------------------------------------------------------------
SUMMARY OF OPERATIONS
Revenues
   Commercial Products                                     $284,106                 $210,464                  $168,598
   Medical Products                                         180,623                  179,376                   130,540
   Aerospace Products and Services                          202,067                  177,292                   180,399
- --------------------------------------------------------------------------------------------------------------------------
          Net sales                                         666,796                  567,132                   479,537
   Other income(a)                                             --                      3,206                     3,472
- --------------------------------------------------------------------------------------------------------------------------
          Total revenues                                   $666,796                 $570,338                  $483,009
- --------------------------------------------------------------------------------------------------------------------------
Operating profit
   Commercial Products                                     $ 37,794                 $ 25,754                  $ 19,996
   Medical Products                                          21,486                   25,463                    19,900
   Aerospace Products and Services                           14,906                   16,100                    21,722
- --------------------------------------------------------------------------------------------------------------------------
                                                             74,186                   67,317                    61,618
Less:
   Interest expense                                          14,466                   15,482                    13,765
   Corporate expenses, net of other income                    7,410                    3,185                     2,519
- --------------------------------------------------------------------------------------------------------------------------
Income before taxes                                          52,310                   48,650                    45,334
Estimated taxes on income                                    18,624                   16,638                    15,527
- --------------------------------------------------------------------------------------------------------------------------
Net income                                                 $ 33,686                 $ 32,012(b)               $ 29,807
- --------------------------------------------------------------------------------------------------------------------------
Earnings per share                                            $1.95                    $1.87(b)                  $1.77
Cash dividends per share                                       $.45                     $.42                      $.39
Net income from operations as a percent of revenues            5.1%                     5.6%                      6.2%
Percent of net sales
   Commercial Products                                          43%                      37%                       35%
   Medical Products                                             27%                      32%                       27%
   Aerospace Products and Services                              30%                      31%                       38%
Average number of common and common equivalent shares
  outstanding                                                17,267                   17,132                    16,850
Average number of employees                                   7,920                    6,920                     6,160
- --------------------------------------------------------------------------------------------------------------------------

[SALES BY BUSINESS SEGMENT CHART - SEE EDGAR APPENDIX]



Teleflex
28  Fifty Years

- ----------------------------------------------------------------------------------------------------------------------------------
      1990              1989              1988             1987              1986             1985            1984           1983
- ----------------------------------------------------------------------------------------------------------------------------------
                                         (000 omitted except per share and employee data)

  $162,646          $173,957          $153,144         $130,310          $109,811         $101,495        $ 95,871       $ 71,226
   115,756            42,406            38,032           25,928            21,314               --              --             --
   162,731           139,262           132,413          113,540            83,057           70,321          57,439         58,115
- ---------------------------------------------------------------------------------------------------------------------------------
   441,133           355,625           323,589          269,778           214,182          171,816         153,310        129,341
     3,080             4,441             4,634            1,988             3,965            3,221           2,426          1,388
- ---------------------------------------------------------------------------------------------------------------------------------
  $444,213          $360,066          $328,223         $271,766          $218,147         $175,037        $155,736       $130,729
- ---------------------------------------------------------------------------------------------------------------------------------

  $ 22,224          $ 22,025          $ 26,794         $ 25,239          $ 19,993         $ 15,251        $ 13,549       $  8,725
    16,183             5,782             3,755            2,107               168               --              --             --
    20,781            20,711            16,548           15,095            14,090           13,470          10,772         11,738
- ---------------------------------------------------------------------------------------------------------------------------------
    59,188            48,518            47,097           42,441            34,251           28,721          24,321         20,463

    12,401             6,886             6,225            4,886             3,679            1,626           1,396          1,448
     3,880             2,395             4,493            5,894             3,642            4,887           3,815          2,914
- ---------------------------------------------------------------------------------------------------------------------------------
    42,907            39,237            36,379           31,661            26,930           22,208          19,110         16,101
    14,340            12,440            12,370           11,990            10,500            8,900           7,800          6,600
- ---------------------------------------------------------------------------------------------------------------------------------
  $ 28,567          $ 26,797          $ 24,009         $ 19,671          $ 16,430         $ 13,308        $ 11,310        $ 9,501
- ---------------------------------------------------------------------------------------------------------------------------------
     $1.73             $1.63             $1.48            $1.20             $1.01             $.84            $.72           $.61
      $.35              $.31              $.26             $.22              $.18             $.15            $.14           $.12
      6.4%              7.4%              7.3%             7.2%              7.5%             7.6%            7.3%           7.3%

       37%               49%               47%              48%               51%              59%             63%            55%
       26%               12%               12%              10%               10%               --              --             --
       37%               39%               41%              42%               39%              41%             37%            45%
    16,476            16,403            16,243           16,459            16,315           15,902          15,788         15,549
     5,860             5,080             4,350            3,760             3,300            2,380           2,060          1,845
- ---------------------------------------------------------------------------------------------------------------------------------

(a) Other income in 1993, which was insignificant, has been reclassified as an offset to interest expense and corporate expenses.
(b) Excludes an increase in net income of $860,000, or $.05 per share as a result of a change in accounting for income taxes.


       [OPERATING PROFIT BY BUSINESS SEGMENT CHART - SEE EDGAR APPENDIX]



                                                                        Teleflex
                                                                 29  Fifty Years

Teleflex Incorporated and Subsidiaries
SELECTED FINANCIAL AND INDUSTRY SEGMENT DATA (continued)


- ----------------------------------------------------------------------------------------------------------------------
                                                               1993                     1992                      1991
- ----------------------------------------------------------------------------------------------------------------------
FINANCIAL POSITION
Identifiable assets
   Commercial Products                                     $158,206                 $142,041                  $101,187
   Medical Products                                         266,239                  206,562                   194,609
   Aerospace Products and Services                          202,130                  142,523                   141,104
   Corporate                                                 14,001                   43,805                    40,793
- ----------------------------------------------------------------------------------------------------------------------
   Total assets                                            $640,576                 $534,931                  $477,693
- ----------------------------------------------------------------------------------------------------------------------

Capital expenditures
   Commercial Products                                     $  7,967                 $  7,386                  $  7,505
   Medical Products                                        $  7,361                 $  5,316                  $  7,138
   Aerospace Products and Services                         $  8,865                 $  6,384                  $  5,585
Depreciation and amortization
   Commercial Products                                     $  9,251                 $  6,262                  $  5,633
   Medical Products                                        $  8,030                 $  6,505                  $  4,725
   Aerospace Products and Services                         $ 10,176                 $  8,002                  $  7,366

Long-term borrowings                                       $183,504                 $134,600                  $119,370
Shareholders' equity                                       $269,790                 $240,467                  $211,702
Working capital                                            $171,397                 $166,803                  $131,589

Current ratio                                                   2.1                      2.4                       2.1
Book value per share                                         $15.79                   $14.25                    $12.73

Return on average shareholders' equity                        13.2%                    14.2%                     14.9%
- ----------------------------------------------------------------------------------------------------------------------




Teleflex
30 Fifty Years

- ----------------------------------------------------------------------------------------------------------------------------------
      1990              1989              1988             1987              1986            1985             1984           1983
- ----------------------------------------------------------------------------------------------------------------------------------
                                                (000 omitted except per share data)
  $ 84,678          $ 90,557          $ 83,601         $ 60,099          $ 51,342         $ 40,790        $ 44,656       $ 40,890
   147,954           125,635            34,819           28,997            19,715               --              --             --
   143,419           130,762           107,524          108,769            85,173           55,963          41,871         39,734
    49,049            19,708            38,172           28,042            28,932           40,134          22,806         19,642
- ---------------------------------------------------------------------------------------------------------------------------------
  $425,100          $366,662          $264,116         $225,907          $185,162         $136,887        $109,333       $100,266
- ---------------------------------------------------------------------------------------------------------------------------------
  $  5,581          $  5,507          $  8,880         $  6,065          $  9,289         $  3,848        $  1,692       $  2,403
  $  4,236          $  2,373          $    960         $  2,360          $  1,436               --              --             --
  $  7,166          $ 10,701          $  5,228         $  6,446          $  4,722         $  3,186        $  4,547       $  2,937

  $  5,369          $  4,715          $  3,675         $  3,038          $  2,238         $  1,816        $  1,404       $  1,400
  $  3,999          $  1,693          $  1,455         $  1,097          $  1,003               --              --             --
  $  7,024          $  5,777          $  5,556         $  5,272          $  3,682         $  2,661        $  2,184       $  1,854

  $112,941          $106,128          $ 57,104         $ 55,013          $ 37,578         $ 23,477        $ 14,112       $ 14,127
  $187,875          $160,038          $136,328         $115,517          $100,573         $ 84,312        $ 72,620       $ 63,563
  $133,840          $112,325          $ 98,217         $ 90,270          $ 69,723         $ 66,777        $ 56,052       $ 48,472

       2.3               2.4               2.6              2.8               2.7              3.6             3.8            3.4
    $11.44            $ 9.87            $ 8.49           $ 7.25            $ 6.25           $ 5.36          $ 4.64         $ 4.08

     16.4%             18.1%             19.1%            18.2%             17.8%            17.0%           16.6%          18.3%
- ---------------------------------------------------------------------------------------------------------------------------------



                                                                      Teleflex
                                                                31 Fifty Years

1993 FINANCIAL REVIEW

OVERVIEW

The company's major financial objectives are to achieve a 20% growth rate in revenues and net income and to generate a 20% return on average shareholders' equity. Over the past five years the growth rates for sales and earnings have been 16% and 7%, respectively, while the return on shareholders' equity has averaged 15%. The growth rates have been tempered by the relatively disappointing economies first in the United States and then in Europe, and the downward cycle in both the military and commercial aerospace markets. Additionally, during that time period the company has invested heavily, primarily through acquisition, to build the Medical Segment.
   The company is also committed to maintaining a reasonable balance among its three segments -- Commercial, Medical and Aerospace. Balance reduces dependence on any one segment, allows for investment at the bottom of a segment's operating cycle and gives the company a broader base of markets in which to grow. Over the past five years, the company's operating profit has increased despite cyclical downturns in each of the segments.
   The company intends to achieve its growth objectives through both internal development of new products and new markets for existing products as well as through acquisitions. In general, it is expected that half of the 20% growth objective will be achieved through internal means and the balance will come through acquisitions. Internal growth, which has been hampered by the lackluster worldwide economy, overcapacity in some markets and intensifying competition, has accounted for only one quarter of the overall company's growth over the last five years. During the same time, the company invested approximately $200 million in acquisitions which have contributed the remaining three quarters of the growth. Acquisitions, while adding initially to sales, generally do not contribute proportionately to earnings in the early years. In these years' earnings are reduced by up-front costs such as interest, depreciation and amortization and in many instances, the expense of integrating a newly-acquired business into an existing operation.

[REVENUES CHART - SEE EDGAR APPENDIX]

    Historically, operations have generated sufficient cash flow to finance the company's operating requirements while borrowings have been incurred largely to finance acquisitions. Over the past five years, cash flow from operations has totalled more than $190 million. This healthy cash flow also provides for the payment of dividends and enables the company to continue to upgrade its plant and equipment. While not particularly capital intensive, the company's businesses spend approximately 4% of net sales on plant and equipment. With respect to dividends, the company's policy is to pay 20% of trailing twelve months' earnings. This policy has been adhered to since the first cash dividend payment was made in 1977.
    The company generally has maintained conservative levels of long-term debt ranging from 30% to 40% of total capitalization. However, it is not inconceivable that debt may range up to 50% of capitalization to finance an acquisition. The company finances foreign operations and acquisitions to a large degree in their local currencies, thus reducing the overall risk of exchange rate fluctuations. As a result, approximately 40% of the company's short and long-term debt is denominated in currencies other than the U.S. dollar. In summary, the company believes its strong financial position, healthy cash flows from operations, and unused debt capacity allow it the financial flexibility to pursue its long-term strategic growth objectives.


Teleflex
32  Fifty Years

RESULTS OF OPERATIONS
1993 VS. 1992: Revenues increased 17% to $666.8 million compared to $570.3 million in 1992. The increase was a result of gains in the Commercial and Aerospace segments as the Medical Segment was virtually unchanged. For 1993 the Commercial, Medical and Aerospace segments comprised 43%, 27% and 30% of the company's net sales, respectively. Acquisitions accounted for a substantial portion of the growth in the Aerospace Segment and approximately one-half of the growth in the Commercial Segment. The balance of the growth in the Commercial Segment was generated through improved market conditions and the development of both new products and new applications of existing products. Revenues from foreign operations increased 8% and accounted for 28% of total revenues compared with 30% in 1992.
     The overall gross product margin decreased as a percentage of sales from 33% in 1992 to 31% in 1993. The decrease was attributable to declines in the Medical and Aerospace segments which were partially offset by an increase in the Commercial Segment. Selling, engineering and administrative expenses decreased slightly as a percentage of sales because of the lower proportionate volume of the Medical Segment which has higher sales and distribution costs relative to the other segments. Other income was negligible in 1993 compared to prior years where there were significant interest income and licensing revenues.
     Operating profit increased 10% to $74.2 million in 1993 compared with $67.3 million in 1992. Strong gains in the Commercial Segment more than offset declines in the Medical and Aerospace segments. Operating profit as a percentage of sales (operating margin) declined as a result of declines in both the Medical and Aerospace segments despite an increase in the Commercial Segment.
     Net income before adjustment for the change in accounting for income taxes increased 5% to $33.7 million in 1993 from $32.0 million in 1992 and earnings per share grew to $1.95 in 1993 from $1.87 in 1992. Earnings per share for 1993 was affected negatively by the adoption of Statement of Financial Accounting Standard (SFAS) 106 which changed the company's accounting for retiree health care costs from a cash method to accruing these costs over the employees' working lives. The incremental charge to earnings was $.06 per share. Also, earnings per share in 1992 increased $.05 due to a one-time adjustment for the cumulative effect of adopting SFAS 109 which changed the company's method of accounting for deferred income taxes.

1992 VS 1991: Revenues increased to $570.3 million, an increase of 18% over 1991. The increase was a result of gains in the Commercial and Medical segments as the Aerospace Segment declined slightly. For 1992, the Commercial, Medical and Aerospace segments comprised 37%, 32% and 31% of the company's net sales, respectively. Approximately 60% of the revenue growth came through acquisitions while the remainder was generated internally through the development of new products or new markets for existing products. Revenues from foreign operations increased 12% in 1992 and accounted for 30% of total revenues compared to 32% in 1991.
     The overall gross product margin increased as a percentage of sales from 32% in 1991 to 33% in 1992. The increase resulted from volume gains in the Commercial Segment and also from a larger mix of higher-margin medical products. Selling, engineering and administrative expenses increased as a percentage of sales in 1992 because of the greater proportionate volume in the Medical Segment which has higher sales and distribution costs relative to the other segments.
     Operating profit increased 9% to $67.3 million compared to $61.6 million in the prior year. Strong gains in the Commercial and Medical segments more than offset a decline in the Aerospace Segment. Operating margin declined in 1992 primarily as a result of the reduction in Aerospace Segment margins.
     Net income for 1992, before adjustment for the change in accounting for income taxes, increased to $32.0 million, or 7% over 1991 and earnings per share gained 6% to $1.87.

[OPERATING PROFIT CHART - SEE EDGAR APPENDIX]
                                                                    Teleflex
                                                              33 Fifty Years

COMMERCIAL PRODUCTS SEGMENT

The Commercial Products Segment involves the design and manufacture of mechanical, electrical and hydraulic controls, and electronics products for the pleasure marine market; proprietary mechanical controls for the automotive market; and certain innovative proprietary products for the fluid transfer and outdoor power equipment markets.
  Products in the Commercial Segment generally are less complex and are produced in higher unit volume, are manufactured for general distribution and custom fabricated to meet individual customer needs. Consumer spending patterns generally influence the market trends for these products.

1993 VS. 1992: Sales in the Commercial Segment increased 35% in 1993 to $284.1 million from $210.5 million as sales in all three product lines, Automotive, Marine and Industrial registered gains. Over one-half of the gain in the segment was attributable to the Marine product line where improved market conditions, new products and the acquisition of Techsonic Industries, Inc., contributed to the increase. Stronger market conditions and improved market share in the Automotive product line and improved market conditions and new products in the industrial product line comprised the remainder of the increase.
  Operating profit increased 47% from $25.8 million in 1992 to $37.8 million in 1993 as all three product lines gained, generally as a result of increased volume. Operating margins improved as a result of increased volume in the Automotive and Industrial product lines while Marine operating margins were reduced by expenses associated with the design and start-up of an entirely new line of electronics products.
   Assets increased in 1993 due primarily to higher accounts receivable resulting from greater volume, particularly in the fourth quarter. Also contributing to the increase was an investment in new tooling and inventory in connection with the introduction of a new line of marine electronics products.

[NET INCOME CHART -- SEE EDGAR APPENDIX]

1992 VS. 1991: Sales in the Commercial Segment increased to $210.5 million in 1992, a 25% increase over the prior year. All three product lines, Automotive, Marine and Industrial, contributed to the increase. The largest gain was in the Automotive product line due to a strengthening in the market and new products, including controls for light duty trucks. The Marine product line increase resulted from a rebound in the market, sales of new products and an improved market share. Industrial sales, although adversely affected by weakness in certain markets, grew on the strength of new products.
   Operating profit increased by 29% from $20.0 million in 1991 to $25.8 million in 1992. The increase was attributable to volume in the Automotive and, to a lesser extent, the Marine product lines. Operating margin remained relatively constant as volume-driven increases in the Automotive product line were offset by a decline in the Industrial product line. Operating margin in the Industrial product line lagged as a result of investments made to expand into the international market.
   Assets increased in 1992 due primarily to an acquisition and to higher accounts receivable and inventory related to volume.







Teleflex
34   Fifty Years

MEDICAL PRODUCTS SEGMENT

The Medical Products Segment includes the manufacture and distribution of a broad range of invasive disposable and reusable devices for the urological, gastroenterolgical and anesthesiological markets worldwide. It also manufactures general and specialized surgical instruments used in both traditional (open) and minimally-invasive surgical procedures.
   These products generally are required to meet exacting standards of performance and have long product life cycles. External economic influences on the sales of these products relate primarily to spending patterns in the worldwide medical equipment and device market.

1993 VS. 1992: In 1993 Medical Segment sales of $180.6 million were virtually unchanged from 1992. Gains in the North American market, primarily in surgical devices, were offset by declines in the hospital supply product line in Europe stemming from the recession. In addition, Medical Segment sales were negatively affected by weaker foreign currencies.
    Operating profit declined by 16% from $25.5 million in 1992 to $21.5 million in 1993. The decline was attributable to the European hospital supply business where lower volume and severance charges associated with a cost reduction program depressed profits. These declines were partially offset by increased surgical device sales and margins in the North American market.
    At the end of 1993 the company purchased certain assets of Edward Weck Incorporated (Weck), a manufacturer of surgical devices, for $63.5 milllion in cash. The acquisition of Weck, with approximate annual revenues of $60 million, in combination with the existing Medical business, will result in a significant increase in Medical Segment volume and an improvement in operating profits for 1994.
    Assets increased in 1993 due primarily to the acquisition of Weck which included $32.0 million in plant and equipment. Additional expenditures for plant and equipment were made, primarily in Germany, to consolidate manufacturing processes, improve efficiencies and meet current and expected future regulatory requirements.

1992 VS. 1991: In 1992 Medical Segment sales increased by 37% to $179.4 million from $130.5 million in 1991. Approximately 80% of the increase was a result of the acquisition of Pilling Company in the fourth quarter of 1991.
The remaining increase was due to a moderate gain in sales in the European market. The impact of currency fluctuations on Medical Segment sales, over one-half of which are foreign based, was negligible during 1992.
    Operating profit increased 28% from $19.9 million in 1991 to $25.5 million in 1992 largely as a result of the acquisition of Pilling Company. Operating margin declined slightly as a result of additional expenses incurred to integrate the Pilling and Rusch operations and start-up costs associated with a plant expansion in Malaysia.
    Assets increased in 1992 over 1991 due primarily to higher accounts receivable and inventory related to the European hospital supply business.

[DIVIDENDS PER SHARE CHART - SEE EDGAR APPENDIX]









                                                                       Teleflex
                                                                  35 Fifty days

AEROSPACE PRODUCTS AND SERVICES SEGMENT
The Aerospace Products and Services Segment serves the aerospace, defense and turbine engine markets. Its businesses design and manufacture precision controls and systems for both military and commercial application; provide sophisticated coating and repair services for turbine engine manufacturers, operators and overhaulers; and manufacture airfoils for both flight and land-based turbine engines.
     These products and services, many of which are proprietary, require a high degree of engineering sophistication, and often are custom designed. External economic influences on these products and services relate primarily to spending patterns in the worldwide aerospace and defense industries.

1993 VS. 1992: Sales in the Aerospace Segment increased 14% from $177.3 in 1992 to $202.1 in 1993. The gain was due primarily to the acquisition of Mal Tool and Engineering (Mal); a manufacturer of turbine engine airfoils, and an increase in Sermatech product line volume including gains in airline repairs and ground turbine business. The increases more than offset a decline in the Aerospace controls product line which resulted from a significant reduction in defense related sales.
     Operating profit decreased 7% from $16.1 to $14.9 as increases in the Sermatech product line and the contribution from the acquisition of Mal did not fully offset declines in the Aerospace controls product line. Operating margin declined in 1993 due to lower volume in Aerospace controls product line sales and significant expenses associated with development of cargo systems products. The growth in longer term profitability of this segment will be dependent on successfully countering the decline in the traditional aerospace controls product line by introducing new products such as cargo handling systems and further improving the cost structure.
     Assets increased in 1993 due primarily to the acquisition of Mal which included $27.8 million of plant and equipment. Additions to cargo product line inventories in connection with several new contracts also contributed to the increase in segment assets.

1992 VS. 1991: Sales in the Aerospace Segment declined by 2% in 1992 to $177.3 million. An increase in the Sermatech product line was offset by a larger decline in the Aerospace controls product line. The Sermatech increase was solely attributable to the acquisition of the remaining 51% of Aviation Product Support, Inc. in the first quarter of 1992. Aside from the acquisition, volume declined slightly as gains in the ground turbine repairs and coatings market nearly offset lower volume with airline customers. Sales in the Aerospace controls product line declined approximately 8% as a result of a decline in both government and airline customer sales.

[CAPITAL EXPENDITURES BY BUSINESS SEGMENT CHART - SEE EDGAR APPENDIX]

     Operating profit declined 26% from $21.7 million in 1991 to $16.1 million in 1992 as both the Sermatech and the Aerospace controls product line contributed to the decrease. Generally, while both businesses have reduced costs, operating margin was adversely affected by the inherent lag between the volume decline and the corresponding cost reduction. Operating margin also was affected negatively by the cost of consolidation of facilities and the continued development of new products, including cargo systems.
     Assets in this segment increased slightly in 1992 from 1991 as increases from the purchase of Aviation Product Support, Inc. were offset by lower investments in accounts receivable and inventory related to the decline in aerospace controls volume.

Teleflex
36  Fifty Years

INTEREST EXPENSE

Interest expense in 1993 remained relatively constant as lower rates, particularly in the foreign currency based loans, offset the expense of borrowings associated with acquisitions. For 1992 interest expense increased primarily due to borrowings incurred to finance acquisitions. Interest expense declined to 2.2% of sales in 1993 compared to 2.7% of sales in 1992.

INCOME TAX EXPENSE

The effective tax rate was 35.6% in 1993 compared with 34.2% in 1992. The change was due to the increase in the U.S. federal rate including the cumulative impact of the rate increase on the beginning deferred tax balance. This was partially offset by lower foreign earnings in countries with higher tax rates.

CASH FLOWS

In 1993 the company generated cash from operations of $46.4 million compared to $43.7 million in 1992 and $31.8 million in 1991. For 1993 the increase was attributable to net income and non-cash items along with an improvement in the changes in current liability accounts mainly related to the timing of payments. Accounts receivable increased because of higher sales volume primarily in the fourth quarter. The increse in cash provided by operations in 1992 was due to higher net income and slower growth in inventories, which were partially offset by accounts receivable increases related to volume.

[CASH FLOWS FROM OPERATIONS CHART - SEE EDGAR APPENDIX]

     Capital expenditures were $24.4 million, $19.3 million and $20.4 million in 1993, 1992 and 1991, respectively. These expenditures have generally been financed from internally-generated funds. Payments for businesses acquired, which were over $100 million in 1993 and approximately $140 million over the last three years, have been the most significant investment of cash. These amounts have generally been financed through long-term borrowings. In 1993 the company issued $50 million in 6.6% Senior Notes and incurred additional debt of $25 million to finance a significant portion of 1993 acquisitions. As a result of the increase in borrowings, the company's debt to total capitalization increased to 40% in 1993 from 36% in 1992.

[CAPITALIZATION CHART - SEE EDGAR APPENDIX]

     Dividends for 1993 increased 7% to $.45 per share and totalled $7.6 million. In 1992 dividends were increased 8% over 1991 to $.42 per share and aggregated $7.0 million. Dividends have been paid since 1977 and have increased every year since inception of the payment.

SHAREHOLDERS' EQUITY

Shareholder's equity increased 12% to $269.8 million at December 26, 1993 compared with $240.5 million at December 27, 1992. The book value per share at December 26, 1993 increased to $15.79 compared with $14.25 at December 27, 1992. Currency translation adjustments decreased shareholders' equity $2.9 million due to weaker foreign currencies.




                                                                        Teleflex
                                                                  37 Fifty Years