Form 10-K, Exhibit 13
TELEFLEX INC
filed 1995-03-24
CIK 96943

Teleflex Incorporated and Subsidiaries
CONSOLIDATED STATEMENT OF INCOME

                                                                                              Year ended
---------------------------------------------------------------------------------------------------------------------------------
                                                                   DECEMBER 25,             December 26,             December 27,
                                                                           1994                     1993                     1992
---------------------------------------------------------------------------------------------------------------------------------
REVENUES                                                           $812,671,600             $666,796,200             $570,338,100
---------------------------------------------------------------------------------------------------------------------------------
COSTS AND EXPENSES
Materials, labor and other product costs                            557,391,100              459,055,200              381,992,900
Selling, engineering and administrative expenses                    173,928,300              140,964,700              124,212,800
Interest expense                                                     18,361,400               14,466,100               15,482,300
---------------------------------------------------------------------------------------------------------------------------------
                                                                    749,680,800              614,486,000              521,688,000
---------------------------------------------------------------------------------------------------------------------------------
Income before taxes                                                  62,990,800               52,310,200               48,650,100
Estimated taxes on income                                            21,795,000               18,624,000               16,638,000
---------------------------------------------------------------------------------------------------------------------------------
Income before cumulative effect of change in
  accounting principle                                               41,195,800               33,686,200               32,012,100
Cumulative effect - change in accounting
  for income taxes                                                           --                       --                  860,000
---------------------------------------------------------------------------------------------------------------------------------
NET INCOME                                                         $ 41,195,800             $ 33,686,200             $ 32,872,100
---------------------------------------------------------------------------------------------------------------------------------
EARNINGS PER SHARE
Earnings per share before cumulative effect of
  change in accounting principle                                          $2.35                    $1.95                    $1.87
Cumulative effect - change in accounting
  for income taxes                                                           --                       --                      .05
---------------------------------------------------------------------------------------------------------------------------------
Earnings per share                                                        $2.35                    $1.95                    $1.92
---------------------------------------------------------------------------------------------------------------------------------

The accompanying notes are an integral part of the consolidated financial statements.

Teleflex Incorporated and Subsidiaries
CONSOLIDATED BALANCE SHEET

---------------------------------------------------------------------------------------------------------------------------------
                                                                                            DECEMBER 25,             December 26,
                                                                                                    1994                     1993
---------------------------------------------------------------------------------------------------------------------------------
ASSETS
Current assets
  Cash and cash equivalents                                                                 $ 24,094,400             $ 11,254,900
  Accounts receivable, less allowance for doubtful
    accounts, 1994 - $3,036,900; 1993 - $2,352,700                                           183,744,700              143,489,400
  Inventories
    Raw materials and manufactured parts                                                      75,268,800               67,979,400
    Work-in-process and finished goods                                                        97,835,700               91,307,800
  Prepaid expenses                                                                             9,273,500                8,217,600
---------------------------------------------------------------------------------------------------------------------------------
        Total current assets                                                                 390,217,100              322,249,100
---------------------------------------------------------------------------------------------------------------------------------
Plant assets
  Land and buildings                                                                         101,990,900               95,466,900
  Machinery and equipment                                                                    310,680,500              287,342,500
---------------------------------------------------------------------------------------------------------------------------------
                                                                                             412,671,400              382,809,400
  Less accumulated depreciation                                                              148,354,000              121,388,500
---------------------------------------------------------------------------------------------------------------------------------
        Net plant assets                                                                     264,317,400              261,420,900
Investments in affiliates                                                                      7,980,000                5,296,800
Intangibles and other assets                                                                  48,274,200               51,608,700
---------------------------------------------------------------------------------------------------------------------------------
                                                                                            $710,788,700             $640,575,500
---------------------------------------------------------------------------------------------------------------------------------
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
  Demand loans                                                                              $ 52,240,200             $ 55,737,500
  Current portion of long-term borrowings                                                     11,437,500               15,001,000
  Accounts payable                                                                            50,631,600               44,681,600
  Accrued expenses                                                                            45,512,100               32,577,400
  Estimated income taxes payable                                                               9,851,600                2,855,100
---------------------------------------------------------------------------------------------------------------------------------
        Total current liabilities                                                            169,673,000              150,852,600
Long-term borrowings                                                                         190,498,700              183,504,000
Deferred income taxes and other                                                               41,592,600               36,428,800
---------------------------------------------------------------------------------------------------------------------------------
        Total liabilities                                                                    401,764,300              370,785,400
---------------------------------------------------------------------------------------------------------------------------------
Shareholders' equity
  Common shares, $1 par value
    Issued: 1994 - 17,277,221 shares;
    1993 - 17,084,245 shares                                                                  17,277,200               17,084,200
  Additional paid-in capital                                                                  43,248,500               38,604,200
  Retained earnings                                                                          252,649,500              220,387,700
  Cumulative translation adjustment                                                           (4,150,800)              (6,286,000)
---------------------------------------------------------------------------------------------------------------------------------
        Total shareholders' equity                                                           309,024,400              269,790,100
---------------------------------------------------------------------------------------------------------------------------------
                                                                                           $ 710,788,700            $ 640,575,500
---------------------------------------------------------------------------------------------------------------------------------

The accompanying notes are an integral part of the consolidated financial statements.

Teleflex Incorporated and Subsidiaries
CONSOLIDATED STATEMENT OF CASH FLOWS

                                                                                             Year ended
---------------------------------------------------------------------------------------------------------------------------------
                                                                   DECEMBER 25,             December 26,             December 27,
                                                                           1994                     1993                     1992
---------------------------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES
Net income                                                         $ 41,195,800             $ 33,686,200             $ 32,872,100
Adjustments to reconcile net income to cash flows
  from operating activities:
  Depreciation and amortization                                      33,018,900               28,070,800               21,556,100
  Deferred income taxes including cumulative
    effect of accounting change in 1992                               2,050,000                1,151,000                8,820,000
  (Increase) in accounts receivable                                 (32,269,000)             (19,733,700)             (11,365,400)
  (Increase) in inventories                                          (4,003,200)              (1,015,600)              (3,112,900)
  (Increase) decrease in prepaid expenses                              (704,300)                (359,100)                 696,800
  Increase in accounts payable
    and accrued expenses                                             11,641,200                8,224,300                2,563,800
  Increase (decrease) in estimated income
    taxes payable                                                     6,776,800               (3,661,200)              (8,361,700)
---------------------------------------------------------------------------------------------------------------------------------
                                                                     57,706,200               46,362,700               43,668,800
---------------------------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from new borrowings                                         14,131,000               76,171,000               32,314,000
Reduction in long-term borrowings,
  including acquisition debt retired                                (17,054,000)             (27,517,400)             (34,082,000)
(Decrease) increase in current borrowings and
  demand loans                                                      (13,839,700)              12,531,000                1,298,000
Proceeds from stock compensation plans and
  distribution of treasury shares                                     4,837,300                6,132,500                4,686,100
Dividends                                                            (8,934,000)              (7,639,800)              (6,961,700)
---------------------------------------------------------------------------------------------------------------------------------
                                                                    (20,859,400)              59,677,300               (2,745,600)
---------------------------------------------------------------------------------------------------------------------------------
CASH FLOWS FOR INVESTING ACTIVITIES
Expenditures for plant assets                                        25,324,600               24,400,200               19,339,200
Payments for businesses acquired                                      4,485,300              103,530,000                5,000,000
Proceeds from sale of businesses and assets                          (6,700,000)                      --                       --
Investments in affiliates                                             3,251,000                1,369,000                5,199,000
Other                                                                (2,353,600)               1,817,000                 (443,300)
---------------------------------------------------------------------------------------------------------------------------------
                                                                     24,007,300              131,116,200               29,094,900
---------------------------------------------------------------------------------------------------------------------------------
NET INCREASE (DECREASE) IN CASH
  AND CASH EQUIVALENTS                                               12,839,500              (25,076,200)              11,828,300
Cash and cash equivalents at the beginning of the year               11,254,900               36,331,100               24,502,800
---------------------------------------------------------------------------------------------------------------------------------
Cash and cash equivalents at the end of the year                   $ 24,094,400             $ 11,254,900             $ 36,331,100
---------------------------------------------------------------------------------------------------------------------------------

The accompanying notes are an integral part of the consolidated financial statements.

Teleflex Incorporated and Subsidiaries
CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

                                                                                             Year ended
---------------------------------------------------------------------------------------------------------------------------------
                                                                    DECEMBER 25,             December 26,             December 27,
                                                                           1994                     1993                     1992
---------------------------------------------------------------------------------------------------------------------------------
COMMON SHARES
Balance, beginning of year                                         $ 17,084,200             $ 16,914,300             $ 16,785,100
Shares issued under compensation plans                                  193,000                  169,900                  129,200
---------------------------------------------------------------------------------------------------------------------------------
Balance, end of year                                                 17,277,200               17,084,200               16,914,300
---------------------------------------------------------------------------------------------------------------------------------
ADDITIONAL PAID-IN CAPITAL
Balance, beginning of year                                           38,604,200               33,117,800               28,085,400
Shares issued under compensation plans                                4,644,300                5,486,400                3,762,500
Shares issued in connection with an acquisition                              --                       --                1,269,900
---------------------------------------------------------------------------------------------------------------------------------
Balance, end of year                                                 43,248,500               38,604,200               33,117,800
---------------------------------------------------------------------------------------------------------------------------------
RETAINED EARNINGS
Balance, beginning of year                                          220,387,700              194,341,300              168,430,900
Net income                                                           41,195,800               33,686,200               32,872,100
Cash dividends                                                       (8,934,000)              (7,639,800)              (6,961,700)
---------------------------------------------------------------------------------------------------------------------------------
Balance, end of year                                                252,649,500              220,387,700              194,341,300
---------------------------------------------------------------------------------------------------------------------------------
CUMULATIVE TRANSLATION ADJUSTMENT
Balance, end of year                                                 (4,150,800)              (6,286,000)              (3,430,000)
---------------------------------------------------------------------------------------------------------------------------------
TREASURY SHARES
Balance, beginning of year                                                   --                 (476,200)              (1,921,800)
Distribution of treasury shares                                              --                  476,200                  794,400
Shares issued in connection with an acquisition                              --                       --                  651,200
---------------------------------------------------------------------------------------------------------------------------------
Balance, end of year                                                         --                       --                 (476,200)
---------------------------------------------------------------------------------------------------------------------------------
TOTAL SHAREHOLDERS' EQUITY                                         $309,024,400             $269,790,100             $240,467,200
---------------------------------------------------------------------------------------------------------------------------------
CASH DIVIDENDS PER SHARE                                                   $.52                     $.45                     $.42
---------------------------------------------------------------------------------------------------------------------------------

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

         Plant assets include the cost of additions and those improvements which increase the capacity or lengthen the useful lives of the assets. Repairs and maintenance costs are expensed as incurred. With minor exceptions, straightline composite lives for depreciation of plant assets are as follows: buildings 20 to 40 years; machinery, equipment and fixtures 8 to 12 years.

         Intangible assets, principally the excess purchase price of acquisitions over the fair value of net tangible assets acquired, are being amortized over periods not exceeding 30 years.

         Assets and liabilities of foreign subsidiaries are translated at the rates of exchange at the balance sheet date; income and expenses are translated at the average rates of exchange prevailing during the year. The related translation adjustments are accumulated in shareholders' equity.

         Earnings per share is based on the weighted average number of common and common equivalent shares outstanding.


ACQUISITIONS

In December 1993, the company acquired certain assets of Edward Weck Incorporated (Weck), a manufacturer of surgical devices, for $63,500,000 in cash.

         In March 1993, the company acquired substantially all of the assets of Mal Tool & Engineering, a manufacturer of turbine engine airfoils, for $38,400,000 in cash.

         These and other smaller acquisitions in both 1994 and 1993 have been accounted for by the purchase method of accounting. The excess of the purchase price over the fair value of net tangible assets acquired was $19,400,000 in 1993. The assets, liabilities and operating results of the acquisitions are included in the company's financial statements from their respective dates of acquisition. Liabilities amounting to $18,000,000 and $19,900,000 were assumed in 1994 and 1993, respectively, in connection with the acquisitions.

         The following unaudited pro forma information sets forth the results of the company's operations as though the purchase of Weck had been made, and the debt used to finance the acquisition had been incurred, at the beginning of 1992.

                                                 1993                 1992
--------------------------------------------------------------------------
Revenues                                 $726,481,300         $633,159,100
Net income                               $ 36,950,200         $ 34,669,100
Earnings per share (before
  accounting change in 1992)                    $2.14                $2.02
--------------------------------------------------------------------------

Except for Weck as set forth above, results of operations would not have been materially different had the acquisitions occurred as of the beginning of the years acquired.

BORROWINGS AND LEASES

                                                 1994                 1993
--------------------------------------------------------------------------
8.5% Senior Notes, due in
  installments through 2002              $ 21,000,000         $ 24,000,000
7.4% Senior Notes, due in
  installments from 1998
  through 2007                             30,000,000           30,000,000
6.6% Senior Notes, due in
  installments from 1997
  through 2008                             50,000,000           50,000,000
Mortgage notes secured by
  certain assets with a net
  book value of $15,974,000                11,161,200           13,068,000
6.6% Deutsche Mark denom-
  inated notes, due in install-
  ments through 1999                       50,085,000           40,600,000
Bank term notes, at an
  average rate of 5.2%, due
  in installments through 1998             13,500,000           15,000,000
Other debt and capital lease
  obligations, at interest rates
  ranging from 3% to 9%                    26,190,000           25,837,000
--------------------------------------------------------------------------
                                          201,936,200          198,505,000
Current portion of borrowings             (11,437,500)         (15,001,000)
--------------------------------------------------------------------------
                                         $190,498,700         $183,504,000
--------------------------------------------------------------------------

The various senior note agreements provide for the maintenance of minimum working capital amounts and ratios and limit the purchase of the company's stock and payment of cash dividends. Under the most restrictive of these provisions, $44,000,000 of retained earnings was available for dividends at December 25, 1994.

         The weighted average interest rate on the $52,240,200 of demand loans due to banks was 6.4% at December 25, 1994. In addition, the company has $70,000,000 available under several interest rate alternatives in unused lines of credit.

         Interest expense in 1994, 1993 and 1992 did not differ materially from interest paid, nor does the carrying value of year end long-term borrowings differ materially from fair value.

         The aggregate amounts of debt, including capital leases, maturing in each of the four years after 1995 are as follows: 1996 - $11,619,200; 1997 - $15,492,200; 1998 - $45,770,600; 1999 - $42,601,100.

         The company has entered into certain operating leases which require minimum annual payments as follows: 1995 - $10,271,200; 1996 - $9,142,600;
1997-$8,324,300; 1998-$7,652,200; 1999-$6,563,900. The total rental expense for all operating leases was $9,417,900, $8,460,200 and $7,883,600 in 1994, 1993
and 1992, respectively.


SHAREHOLDERS' EQUITY

The authorized capital of the company is comprised of 50,000,000 common shares, $1 par value, and 500,000 preference shares. No preference shares were outstanding during the last three years.

         At December 25, 1994, 1,211,495 shares of common stock were reserved for issuance under the company's stock compensation plans. During 1994, options to purchase 225,500 shares of common stock were granted. Officers and key employees held options for the purchase of 1,167,674 shares of common stock at prices ranging from $14.00 to $38.75 per share with an average price of $26.02 per share. Such options are presently exercisable with respect to 729,673 shares and become exercisable with respect to an additional 164,600 shares in 1995. In 1994 and 1993, 193,000 shares and 169,900 shares, respectively, were issued under the compensation plans.


INCOME TAXES

The provision for income taxes consists of the following:

                          1994                   1993                 1992
--------------------------------------------------------------------------
Current
  Federal          $13,274,000            $14,133,000          $10,331,000
  State              1,759,000              1,711,000            1,395,000
  Foreign            4,712,000              1,629,000           (4,768,000)
Deferred             2,050,000              1,151,000            9,680,000
--------------------------------------------------------------------------
                   $21,795,000            $18,624,000          $16,638,000
--------------------------------------------------------------------------

The deferred income taxes provided and the balance sheet amounts of $29,173,000 in 1994 and $24,828,000 in 1993 related substantially to the methods of accounting for depreciation. The increase in deferred taxes in 1992 resulted from the acceleration of deductions in certain foreign jurisdictions. Income taxes paid were $13,300,000, $20,600,000 and $12,600,000 in 1994, 1993 and
1992, respectively.

         A reconciliation of the company's effective tax rate to the U.S. statutory rate is as follows:

                                                1994       1993       1992
--------------------------------------------------------------------------
Tax at U.S. statutory rate                      35.0%      35.0%      34.0%
State income taxes                               1.9        2.0        1.9
Foreign income taxes                              .1         --        1.8
Export sales benefit                            (1.6)      (1.5)      (1.6)
Other                                            (.8)        .1       (1.9)
--------------------------------------------------------------------------
Effective income tax rate                       34.6%      35.6%      34.2%
--------------------------------------------------------------------------

Effective as of the beginning of 1992, the company adopted SFAS 109, Accounting for Income Taxes. The cumulative effect of this change in accounting for periods prior to January 1992, increased 1992 net income by $860,000, or $.05 per share.


PENSIONS

The company has defined benefit plans which provide retirement benefits to eligible employees. Assumptions used in determining the actuarial present value of domestic benefit obligations reflect a weighted average discount rate of 8.0% in 1994 and 7.8% in 1993, an investment rate of 9% and a salary increase of 5%. The assumed discount rate was 6% for foreign plans.

         Pension expense, which includes a full year in 1994 for plans assumed by the company in connection with 1993 acquisitions, is summarized as follows:

                                      1994             1993           1992
--------------------------------------------------------------------------
Domestic plans
  Service cost--
    benefits earned
    during the year             $2,825,000       $1,595,000     $1,426,000
  Interest cost on
    projected ben-
    efit obligation              3,718,000        2,673,000      1,687,000
  Actual return on
    plan assets                    664,000       (1,547,000)    (2,379,000)
  Net amortization
    and deferral                (4,356,000)      (1,324,000)       522,000
Foreign plans                      440,000          495,000        525,000
--------------------------------------------------------------------------
                                $3,291,000       $1,892,000     $1,781,000
--------------------------------------------------------------------------

The following table sets forth the funded status of the plans and the amounts shown in the balance sheet at December 25, 1994 and December 26, 1993:

                                                       1994           1993
--------------------------------------------------------------------------
Domestic
  Plan assets at fair value,
    primarily common stock
    and U.S. Government
    obligations                                $ 41,112,000   $ 41,763,000
--------------------------------------------------------------------------
  Actuarial present value of
    the benefit obligation
    Vested                                      (40,238,000)   (37,635,000)
    Non-vested                                   (2,429,000)    (3,536,000)
--------------------------------------------------------------------------
      Accumulated benefit
        obligation                              (42,667,000)   (41,171,000)
  Projected effect of future
    salary increases                             (5,356,000)    (6,875,000)
--------------------------------------------------------------------------
  Total projected benefit
    obligation                                  (48,023,000)   (48,046,000)
--------------------------------------------------------------------------
  Projected benefit obligation
    in excess of plan assets                     (6,911,000)    (6,283,000)
  Unrecognized prior service
    cost                                           (418,000)       101,000
  Unrecognized net loss                           5,779,000      5,935,000
  Unrecognized transition
    asset                                        (1,385,000)    (1,520,000)
Unfunded foreign pension
    amounts                                      (4,700,000)    (4,260,000)
--------------------------------------------------------------------------
Accrued pension liability                      $ (7,635,000)  $ (6,027,000)
--------------------------------------------------------------------------


OTHER POSTRETIREMENT BENEFITS

The company provides postretirement medical and other benefits to eligible employees. Assumptions used in determining the expense and benefit obligations include a weighted average discount rate of 8.0% in 1994 and 7.8% in 1993 and an initial health care cost trend rate of 11% in 1994 and 12% in 1993, declining to 6% over a period of 6 years. Increasing the health care cost trend rate by one percentage point would increase the accumulated postretirement benefit obligation by $1,333,000 and would increase the 1994 postretirement benefit expense by $168,000.

         Postretirement benefit expense is summarized as follows:

                                                       1994           1993
--------------------------------------------------------------------------
Service cost-benefits
  earned during the year                         $  399,000     $  312,000
Interest cost on accumulated
  postretirement benefit
  obligation                                      1,402,000      1,385,000
Net amortization and deferral                       776,000        783,000
--------------------------------------------------------------------------
                                                 $2,577,000     $2,480,000
--------------------------------------------------------------------------

The company adopted SFAS 106, Employers' Accounting for Postretirement Benefits Other than Pensions, in 1993. This change resulted in an incremental charge to 1993 net income of approximately $1,000,000, or $.06 per share.

         The following table sets forth the accumulated obligation of the plans and the amounts shown in the balance sheet at December 25, 1994 and December 26, 1993:

                                                       1994           1993
--------------------------------------------------------------------------
Accumulated postretirement
  benefit obligation:
  Retirees                                     $ (9,548,000)  $(10,569,000)
  Fully eligible active plan
    participants                                 (1,255,000)    (3,205,000)
  Other active plan participants                 (3,666,000)    (7,408,000)
--------------------------------------------------------------------------
                                                (14,469,000)   (21,182,000)
Unrecognized prior service cost                    (598,000)       351,000
Unrecognized transition
  obligation                                     11,541,000     15,276,000
Unrecognized actuarial net
    (gain) loss                                    (654,000)     3,973,000
--------------------------------------------------------------------------
Accrued postretirement liability               $ (4,180,000)  $ (1,582,000)
--------------------------------------------------------------------------


BUSINESS SEGMENTS AND OTHER INFORMATION

Reference is made to pages 28 through 31 for a summary of operations by business segment.

         A summary of revenues, identifiable assets and operating profit relating to the company's foreign operations, substantially European, is as follows:

                                      1994             1993           1992
--------------------------------------------------------------------------
Revenues                      $221,145,000     $187,259,000   $172,618,000
Identifiable
  assets                      $249,000,000     $202,593,000   $181,050,000
Operating
  profit                      $ 22,600,000     $ 19,700,000   $ 18,434,000
--------------------------------------------------------------------------

Export sales from the United States to unaffiliated customers approximated $92,200,000, $69,800,000 and $60,500,000 for 1994, 1993 and 1992, respectively.
Export sales include $30,600,000, $24,000,000, and $21,500,000 to Canada in
1994, 1993 and 1992, respectively.

REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Shareholders
Teleflex Incorporated


In our opinion, the consolidated financial statements appearing on pages 19 through 31 of this Annual Report present fairly, in all material respects, the financial position of Teleflex Incorporated and its subsidiaries at December 25, 1994 and December 26, 1993 and the results of their operations and their cash flows for each of the three years in the period ended December 25, 1994, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

         As discussed on pages 24 and 25, the Company changed its methods of accounting for income taxes and postretirement benefits in 1992 and 1993, respectively.

Price Waterhouse LLP
Philadelphia, Pennsylvania
February 9, 1995

QUARTERLY FINANCIAL DATA
(unaudited)

                                                                                  Quarter ended
---------------------------------------------------------------------------------------------------------------------------------
(000 omitted except per share data)              March                     June                    Sept.                     Dec.
---------------------------------------------------------------------------------------------------------------------------------
1994
---------------------------------------------------------------------------------------------------------------------------------
Revenues                                $      191,084           $      209,456           $      193,367           $      218,765
Gross profit                                    58,508                   64,765                   59,765                   72,243
Income before taxes                             15,330                   17,194                   11,380                   19,087
Net income                                       9,965                   11,176                    7,397                   12,658
Earnings per share                                 .57                      .64                      .42                      .72
Cash dividends per share                          .115                     .135                     .135                     .135
Price range of common stock                  36 1/8-40                32 1/8-37            32 3/8-39 3/4            31 3/4-40 1/4
---------------------------------------------------------------------------------------------------------------------------------
1993
---------------------------------------------------------------------------------------------------------------------------------
Revenues                                $      157,575           $      174,921           $      156,878           $      177,422
Gross profit                                    49,257                   54,421                   47,700                   56,363
Income before taxes                             13,174                   14,250                    9,661                   15,225
Net income                                       8,563                    9,263                    5,904                    9,956
Earnings per share                                 .50                      .54                      .34                      .57
Cash dividends per share                          .105                     .115                     .115                     .115
Price range of common stock                  29-33 5/8                27 3/4-32            30 3/4-33 3/8                28-38 1/4
---------------------------------------------------------------------------------------------------------------------------------
1992
---------------------------------------------------------------------------------------------------------------------------------
Revenues                                $      132,814           $      148,835           $      138,032           $      150,657
Gross profit                                    42,705                   49,167                   45,564                   50,909
Income before taxes                             12,103                   13,033                    9,400                   14,114
Net income                                       7,958(a)                 8,581                    6,168                    9,305
Earnings per share                                 .47(a)                   .50                      .36                      .54
Cash dividends per share                           .10                     .105                     .105                     .105
Price range of common stock              32 7/8-39 1/2            31 1/8-35 3/4            27 5/8-33 5/8                25-32 7/8
---------------------------------------------------------------------------------------------------------------------------------

(a) Excludes an increase in net income of $860,000, or $.05 per share as a result of a change in accounting for income taxes.

Teleflex Incorporated and Subsidiaries
SELECTED FINANCIAL AND INDUSTRY SEGMENT DATA

----------------------------------------------------------------------------------------------------------------
                                                          1994                     1993                     1992
----------------------------------------------------------------------------------------------------------------
SUMMARY OF OPERATIONS
Revenues
    Commercial Products                               $356,708                 $284,106                 $210,464
    Medical Products                                   253,020                  180,623                  179,376
    Aerospace Products and Services                    202,944                  202,067                  177,292
----------------------------------------------------------------------------------------------------------------
      Net sales                                        812,672                  666,796                  567,132
    Other income(a)                                         --                       --                    3,206
----------------------------------------------------------------------------------------------------------------
      Total revenues                                  $812,672                 $666,796                 $570,338
----------------------------------------------------------------------------------------------------------------
Operating profit
    Commercial Products                               $ 53,324                 $ 37,794                 $ 25,754
    Medical Products                                    32,386                   21,486                   25,463
    Aerospace Products and Services                      5,367                   14,906                   16,100
----------------------------------------------------------------------------------------------------------------
                                                        91,077                   74,186                   67,317

Less:
    Interest expense                                    18,361                   14,466                   15,482
    Corporate expenses, net of other income              9,725                    7,410                    3,185
----------------------------------------------------------------------------------------------------------------
Income before taxes                                     62,991                   52,310                   48,650
Estimated taxes on income                               21,795                   18,624                   16,638
----------------------------------------------------------------------------------------------------------------
Net income                                            $ 41,196                 $ 33,686                 $ 32,012(b)
----------------------------------------------------------------------------------------------------------------
Earnings per share                                       $2.35                    $1.95                    $1.87(b)
Cash dividends per share                                  $.52                     $.45                     $.42
Net income from operations as a percent of revenues       5.1%                     5.1%                     5.6%
Percent of net sales
    Commercial Products                                    44%                      43%                      37%
    Medical Products                                       31%                      27%                      32%
    Aerospace Products and Services                        25%                      30%                      31%
Average number of common and common equivalent
    shares outstanding                                  17,530                   17,267                   17,132
Average number of employees                              8,740                    7,920                    6,920
----------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------------
             1991           1990          1989          1988           1987          1986          1985           1984
----------------------------------------------------------------------------------------------------------------------
                                  (000 omitted except per share and employee data)
         $168,598       $162,646      $173,957      $153,144       $130,310      $109,811      $101,495       $ 95,871
          130,540        115,756        42,406        38,032         25,928        21,314            --             --
          180,399        162,731       139,262       132,413        113,540        83,057        70,321         57,439
----------------------------------------------------------------------------------------------------------------------
          479,537        441,133       355,625       323,589        269,778       214,182       171,816        153,310
            3,472          3,080         4,441         4,634          1,988         3,965         3,221          2,426
----------------------------------------------------------------------------------------------------------------------
         $483,009       $444,213      $360,066      $328,223       $271,766      $218,147      $175,037       $155,736
----------------------------------------------------------------------------------------------------------------------

         $ 19,996       $ 22,224      $ 22,025      $ 26,794       $ 25,239      $ 19,993      $ 15,251       $ 13,549
           19,900         16,183         5,782         3,755          2,107           168            --             --
           21,722         20,781        20,711        16,548         15,095        14,090        13,470         10,772
----------------------------------------------------------------------------------------------------------------------
           61,618         59,188        48,518        47,097         42,441        34,251        28,721         24,321


           13,765         12,401         6,886         6,225          4,886         3,679         1,626          1,396
            2,519          3,880         2,395         4,493          5,894         3,642         4,887          3,815
----------------------------------------------------------------------------------------------------------------------
           45,334         42,907        39,237        36,379         31,661        26,930        22,208         19,110
           15,527         14,340        12,440        12,370         11,990        10,500         8,900          7,800
----------------------------------------------------------------------------------------------------------------------
         $ 29,807       $ 28,567      $ 26,797      $ 24,009       $ 19,671      $ 16,430      $ 13,308       $ 11,310
----------------------------------------------------------------------------------------------------------------------
            $1.77          $1.73         $1.63         $1.48          $1.20         $1.01          $.84           $.72
             $.39           $.35          $.31          $.26           $.22          $.18          $.15           $.14
             6.2%           6.4%          7.4%          7.3%           7.2%          7.5%          7.6%           7.3%

              35%            37%           49%           47%            48%           51%           59%            63%
              27%            26%           12%           12%            10%           10%            --             --
              38%            37%           39%           41%            42%           39%           41%            37%

           16,850         16,476        16,403        16,243         16,459        16,315        15,902         15,788
            6,160          5,860         5,080         4,350          3,760         3,300         2,380          2,060
----------------------------------------------------------------------------------------------------------------------

            (a) Beginning in 1993, other income, which was insignificant, has been reclassified as an offset to interest expense and corporate expenses.

            (b) Excludes an increase in net income of $860,000, or $.05 per share as a result of a change in accounting for income taxes.

Teleflex Incorporated and Subsidiaries
SELECTED FINANCIAL AND INDUSTRY SEGMENT DATA (continued)

----------------------------------------------------------------------------------------------------------------
                                                          1994                     1993                     1992
----------------------------------------------------------------------------------------------------------------
FINANCIAL POSITION
Identifiable assets
  Commercial Products                                 $184,971                 $158,206                 $142,041
  Medical Products                                     311,547                  266,239                  206,562
  Aerospace Products and Services                      188,348                  202,130                  142,523
  Corporate                                             25,923                   14,001                   43,805
----------------------------------------------------------------------------------------------------------------
    Total assets                                      $710,789                 $640,576                 $534,931
----------------------------------------------------------------------------------------------------------------
Capital expenditures
  Commercial Products                                 $ 13,489                 $  7,967                 $  7,386
  Medical Products                                    $  7,029                 $  7,361                 $  5,316
  Aerospace Products and Services                     $  4,538                 $  8,865                 $  6,384
Depreciation and amortization
  Commercial Products                                 $  9,930                 $  9,251                 $  6,262
  Medical Products                                    $ 11,694                 $  8,030                 $  6,505
  Aerospace Products and Services                     $ 10,771                 $ 10,176                 $  8,002

Long-term borrowings                                  $190,499                 $183,504                 $134,600
Shareholders' equity                                  $309,024                 $269,790                 $240,467
Working capital                                       $220,544                 $171,397                 $166,803

Current ratio                                              2.3                      2.1                      2.4
Book value per share                                    $17.89                   $15.79                   $14.25

Return on average shareholders' equity                   14.2%                    13.2%                    14.2%
----------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------------
             1991           1990          1989          1988           1987          1986          1985           1984
----------------------------------------------------------------------------------------------------------------------
                                        (000 omitted except per share data)
         $101,187       $ 84,678      $ 90,557      $ 83,601       $ 60,099      $ 51,342      $ 40,790       $ 44,656
          194,609        147,954       125,635        34,819         28,997        19,715            --             --
          141,104        143,419       130,762       107,524        108,769        85,173        55,963         41,871
           40,793         49,049        19,708        38,172         28,042        28,932        40,134         22,806
----------------------------------------------------------------------------------------------------------------------
         $477,693       $425,100      $366,662      $264,116       $225,907      $185,162      $136,887       $109,333
----------------------------------------------------------------------------------------------------------------------

         $  7,505       $  5,581      $  5,507      $  8,880       $  6,065      $  9,289      $  3,848       $  1,692
         $  7,138       $  4,236      $  2,373      $    960       $  2,360      $  1,436            --             --
         $  5,585       $  7,166      $ 10,701      $  5,228       $  6,446      $  4,722      $  3,186       $  4,547

         $  5,633       $  5,369      $  4,715      $  3,675       $  3,038      $  2,238      $  1,816       $  1,404
         $  4,725       $  3,999      $  1,693      $  1,455       $  1,097      $  1,003            --             --
         $  7,366       $  7,024      $  5,777      $  5,556       $  5,272      $  3,682      $  2,661       $  2,184

         $119,370       $112,941      $106,128      $ 57,104       $ 55,013      $ 37,578      $ 23,477       $ 14,112
         $211,702       $187,875      $160,038      $136,328       $115,517      $100,573      $ 84,312       $ 72,620
         $131,589       $133,840      $112,325      $ 98,217       $ 90,270      $ 69,723      $ 66,777       $ 56,052

              2.1            2.3           2.4           2.6            2.8           2.7           3.6            3.8
           $12.73         $11.44         $9.87         $8.49          $7.25         $6.25         $5.36          $4.64

            14.9%          16.4%         18.1%         19.1%          18.2%         17.8%         17.0%          16.6%
----------------------------------------------------------------------------------------------------------------------

1994 FINANCIAL REVIEW


OVERVIEW

The company's major financial objectives are to achieve a 15% to 20% growth rate in revenues and net income and to generate a 20% return on average shareholders' equity. Over the past five years the compounded growth rates for sales and net income have been 18% and 9%, respectively, while the return on shareholders' equity has averaged 15%. In 1994 the company achieved its revenue and net income objectives and the return on average shareholders' equity improved to 14% . Prior to 1994, the growth rates were tempered by the relatively disappointing economy first in the United States and then in Europe, and the downward cycle in both the military and commercial aerospace markets. Additionally, during that time period the company invested heavily, primarily through acquisition, to build the Medical Segment.

         The company is also committed to maintaining a reasonable balance among its three segments--Commercial, Medical and Aerospace. Balance reduces dependence on any one segment, allows for investment at the bottom of a segment's operating cycle and gives the company a broader base of markets in which to grow. Over the past five years, the company's operating profit has increased despite cyclical downturns in each of the segments. It is not unreasonable to expect the future balance among the three segments to be weighted more heavily toward the Commercial and Medical segments as the prospects in these markets are stronger than those for the Aerospace Segment.

         The company intends to achieve its growth objectives through both internal development of new products and new markets for existing products as well as through acquisitions. In general, it is expected that half of the growth will be achieved through internal means and the remainder through acquisitions. This was achieved in 1994 as roughly one-half of the company's growth was internal. Prior to 1994, internal growth had been hampered by the lackluster worldwide economy, overcapacity in some markets and intensifying competition. As a result, internal growth over the five years prior to 1994 accounted for only one-quarter of the company's overall growth. During the same time, the company invested approximately $200 million in acquisitions which have contributed the remaining three-quarters of the growth.

Acquisitions, while adding initially to sales, generally do not contribute proportionately to earnings in the early years. In these years, earnings generally are reduced by upfront costs such as interest, depreciation and amortization and, in many instances, the expenses of integrating a newly-acquired business into an existing operation.

         Historically, operations have generated sufficient cash flow to finance the company's operating requirements while borrowings have been incurred largely to finance acquisitions. Over the past five years, cash flow from operations has totaled more than $220 million. This healthy cash flow also provides for the payment of dividends and enables the company to continue to upgrade its plant and equipment. While not particularly capital intensive, the company's businesses spend approximately 4% of net sales annually on plant and equipment. With respect to dividends, the company's policy is to pay 20% of trailing twelve months' earnings. This policy has been followed since the first cash dividend payment was made in 1977.

         The company generally has maintained conservative levels of long-term debt ranging from 30% to 40% of total capitalization. However, it is not inconceivable that debt may range up to 50% of capitalization for a limited period in order to finance acquisitions. The company finances foreign operations and acquisitions mostly in their local currencies, thus reducing the overall risk of exchange rate fluctuations. As a result, approximately 40% of the company's short- and long-term debt is denominated in currencies other than the U.S. dollar. In summary, the company believes its strong financial position, healthy cash flows from operations, and unused debt capacity provide it with adequate financial resources and flexibility to pursue its long-term strategic growth objectives.


RESULTS OF OPERATIONS

1994 VS. 1993: Revenues increased 22% in 1994 to $812.7 million from $666.8 million in 1993. The increase is attributable to the Commercial and Medical segments while the Aerospace Segment was essentially flat. For 1994, the Commercial, Medical and Aerospace segments comprised 44%, 31% and 25% of the company's net sales, respectively. The acquisition of Edward Weck Incorporated
(Weck) in December 1993, accounted for a significant portion of the growth in the Medical Segment. The Commercial Segment gain was generated internally from the continued strength in its markets and the introduction of new products. Foreign operations, which accounted for 27% of revenues, increased 18% in 1994 and were affected minimally by changes in foreign currency exchange rates.

         Gross product margin remained relatively flat in 1994 as gains in Commercial and Medical segment margins were offset by a decline in Aerospace margins. Selling, engineering and administrative expenses increased absolutely but remained relatively constant as a percentage of sales. The major factor contributing to the increased expenses was the larger sales contribution from the Medical Segment, which has higher selling costs compared with the other segments.

         Operating profit increased 23% in 1994 to $91.1 million from $74.2 million in 1993. Increases in the Commercial and Medical segments offset a drop in the Aerospace Segment. In 1994 after several years of decline, operating profit as a percentage of sales (operating margin) increased fractionally over 1993. The improvement is due primarily to increased margins in the Commercial and Medical segments which offset a decline in the Aerospace Segment.

         Net income in 1994 was $41.2 million, up 22% from last year while earnings per share increased 21% to $2.35 per share from $1.95 in 1993.


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

         Operating profit increased 10% to $74.2 million in 1993 compared with $67.3 million in 1992. Strong gains in the Commercial Segment more than offset declines in the Medical and Aerospace segments. Operating margin declined as a result of declines in both the Medical and Aerospace segments despite an increase in the Commercial Segment.

         Net income before adjustment for the change in accounting for income taxes increased 5% to $33.7 million in 1993 from $32.0 million in 1992 and earnings per share grew to $1.95 in 1993 from $1.87 in 1992. Earnings per share for 1993 was affected by a $.06 charge to earnings because of the adoption of Statement of Financial Accounting Standard (SFAS) 106: Employers' Accounting for Postretirement Benefits Other than Pensions. Also, earnings per share in 1992 increased $.05 due to the adoption of SFAS 109: Accounting for Income Taxes.


COMMERCIAL PRODUCTS SEGMENT

The Commercial Products Segment businesses design and manufacture mechanical, electrical and hydraulic controls, and electronics products for the pleasure marine market; proprietary mechanical controls for the automotive market; and certain innovative proprietary products for the fluid transfer and outdoor power equipment markets.

         Products in the Commercial Segment generally are less complex and are produced in higher unit volume, are manufactured for general distribution, as well as custom fabricated to meet individual customer needs. Consumer spending patterns generally influence the market trends for these products.


1994 VS. 1993: Sales in the Commercial Segment increased 26% from $284.1 million to $356.7 million. All three product lines, Automotive, Marine and Industrial, reported higher sales as demand for their products was boosted by the strength of their markets. Sales of new products, primarily in the Marine product line and to a lesser extent the Automotive and Industrial product lines, also contributed to the increase.

         Operating profit increased 41% to $53.3 million in 1994 from $37.8 million in 1993 as a result of volume and operating margin gains in all three product lines. The improved performance in the Automotive and Industrial product lines stemmed primarily from the increased volume. Within the Marine product line, increases in sales, primarily electronics products, coupled with lower design and manufacturing costs accounted for the gain.

         Assets increased in 1994 due to a higher level of accounts receivable related to volume and to capital equipment additions in the Marine and Industrial product lines for new products and capacity expansion.


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


MEDICAL PRODUCTS SEGMENT

The Medical Products Segment includes the manufacture and distribution of a broad range of invasive disposable and reusable devices for the urology, gastroenterology, anesthesiology and respiratory care markets worldwide. It also manufactures general and specialized surgical instruments used in both traditional (open) and minimally-invasive surgical procedures.

         These products generally are required to meet exacting standards of performance and have long product life cycles. External economic influences on the sales of these products relate primarily to spending patterns in the worldwide medical devices and supplies market.


1994 VS. 1993: In 1994, the Medical Segment achieved sales of $253.0 million, exceeding 1993 sales by $72.4 million or 40%. The increase was the result of the acquisition of Weck in December 1993 and, to a lesser extent, improved sales in the hospital supply product line. Several small acquisitions made throughout the year had no significant impact on results of operations in 1994.

         Operating profit increased 51% in 1994 to $32.4 million and operating margin improved to 12.8% from 11.9% in 1993. Approximately one-half the increase in operating profit was the result of the Weck acquisition with the remainder due to the higher volume in the hospital supply product line. Operating margin was enhanced by the hospital supply product line cost reduction program begun in 1993. The improvements in both operating profit and operating margin were achieved despite the additional costs of assimilating the Weck acquisition into the existing surgical device businesses.

         Assets increased in 1994 due to several small acquisitions in both the hospital supply and surgical device product lines. Also contributing to the increase were higher accounts receivable from the Weck acquisition and the sales increase in the hospital supply product line.


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

AEROSPACE PRODUCTS AND SERVICES SEGMENT

The Aerospace Products and Services Segment serves the aerospace, defense and turbine engine markets. Its businesses design and manufacture precision controls and systems for both military and commercial application; provide coating and repair services for turbine engine manufacturers, operators and overhaulers; and manufacture airfoils for both flight and land-based turbine engines.

         These products and services, many of which are proprietary, require a high degree of engineering sophistication, and often are custom designed. External economic influences on these products and services relate primarily to spending patterns in the worldwide aerospace and defense industries.


1994 VS. 1993: Sales in 1994 of $202.9 million in the Aerospace Segment were essentially flat as gains from cargo handling systems, ground turbine business and the March 1993 acquisition of Mal Tool & Engineering (Mal) were offset by declines resulting from the impact of the weak commercial aviation and defense markets.

         Operating profit decreased 64% from $14.9 million in 1993 to $5.4 million in 1994. The major factors contributing to the decline were lower volume in certain of the operating units, costs associated with the reduction in capacity and significant expenditures related to the development of the cargo handling systems business. Future growth in this segment depends in part on a strengthening of the commercial aviation industry, further development of the cargo handling systems business, and capitalizing on the capacity consolidation and productivity improvements made during 1994.

         Assets decreased in 1994 as a result of a decline in plant and equipment, and inventories due to capacity reduction efforts.


1993 VS. 1992: Sales in the Aerospace Segment increased 14% from $177.3 in 1992 to $202.1 in 1993. The gain was due primarily to the acquisition of Mal, and an increase in Sermatech product line volume including gains in airline repairs and ground turbine business. The increases more than offset a decline in the Aerospace controls product line which resulted from a significant reduction in defense related sales.

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

INTEREST EXPENSE

The increase in 1994 interest expense was due primarily to borrowings incurred at the end of 1993 to finance the Weck acquisition offset somewhat by lower average interest rates. In 1993 interest expense remained relatively constant with the prior year as lower rates offset the expense of borrowings associated with acquisitions. Interest expense increased slightly in 1994 to 2.3% of sales compared with 2.2% of sales in 1993.


INCOME TAX EXPENSE

The effective tax rate was 34.6% in 1994 compared with 35.6% in 1993. The lower 1994 rate was due primarily to a non-recurring increase in 1993 deferred taxes stemming from the change in the U.S. corporate tax rate from 34% to 35%.


CASH FLOWS

The company continued to generate high levels of cash from operations. In 1994, cash flows from operating activities were $57.7 million compared with $46.4 million in 1993 and $43.7 million in 1992. The increase in 1994 was due to higher net income and the timing of income tax and other payments partially offset by an increase in accounts receivable related to volume. For 1993 the increase was attributable to net income and non-cash items along with an improvement in the changes in current liability accounts. These improvements were partially offset by accounts receivable increases related to volume.

         Capital expenditures were $25.3 million, $24.4 million and $19.3 million in 1994, 1993 and 1992, respectively, and are adequate to support the ongoing requirements of the company. In 1994, expenditures were primarily related to the expansion of capacity within the Commercial Segment. In 1993, expenditures were spread throughout all three segments for productivity improvements, new product initiatives and maintenance of capacity levels. Historically the most significant investment of cash has been payments for businesses acquired. Although minimal during 1994, these payments over the last three years were more than $100 million and generally have been financed through fixed-rate, long-term borrowings. The combination of lower acquisition-related, long-term borrowings and the increase in shareholders' equity resulted in an improvement in the company's debt to total capitalization from 40% in 1993 to 38% in 1994.

         Dividends paid in 1994 increased 16% to $.52 per share and totaled $8.9 million. In 1993 dividends were increased 7% over 1992 to $.45 per share and aggregated $7.6 million. Cash dividends have been paid since 1977 and have increased every year since inception of the payment.


SHAREHOLDERS' EQUITY

Shareholders' equity increased 15% to $309.0 million at December 25, 1994 compared with $269.8 million at December 26, 1993. The book value per share at December 25, 1994 increased to $17.89 compared with $15.79 at December 26, 1993. Currency translation adjustments increased shareholders' equity by $2.1 million due to stronger foreign currencies at the comparable year ends.