Form 10-K405, Exhibit 13
period 1995-12-31
TELEFLEX INC
filed 1996-03-25
CIK 96943

                                                                      EXHIBIT 13

Teleflex Incorporated and Subsidiaries
CONSOLIDATED STATEMENT OF INCOME

                                                                                               Year ended
-------------------------------------------------------------------------------------------------------------------------------
                                                                          DECEMBER 31,        December 25,          December 26,
                                                                                 1995                1994                  1993
-------------------------------------------------------------------------------------------------------------------------------
                                                                                  (Dollars in thousands, except per share)
REVENUES                                                                     $912,689            $812,672              $666,796
-------------------------------------------------------------------------------------------------------------------------------
COSTS AND EXPENSES
Materials, labor and other product costs                                      628,027             557,391               459,055
Selling, engineering and administrative expenses                              192,430             173,929               140,965
Interest expense                                                               18,632              18,361                14,466
-------------------------------------------------------------------------------------------------------------------------------
                                                                              839,089             749,681               614,486
-------------------------------------------------------------------------------------------------------------------------------
Income before taxes                                                            73,600              62,991                52,310
Estimated taxes on income                                                      24,730              21,795                18,624
-------------------------------------------------------------------------------------------------------------------------------
NET INCOME                                                                   $ 48,870            $ 41,196              $ 33,686
-------------------------------------------------------------------------------------------------------------------------------
EARNINGS PER SHARE                                                              $2.75               $2.35                 $1.95
-------------------------------------------------------------------------------------------------------------------------------

The accompanying notes are an integral part of the consolidated financial statements.

Teleflex Incorporated and Subsidiaries
CONSOLIDATED BALANCE SHEET

---------------------------------------------------------------------------------------------------------
                                                                         DECEMBER 31,        December 25,
                                                                                 1995               1994
---------------------------------------------------------------------------------------------------------
                                                                              (Dollars in thousands)
ASSETS
Current assets
    Cash and cash equivalents                                                $ 55,654            $ 24,094
    Accounts receivable, less allowance for doubtful
        accounts, 1995 - $3,797; 1994 - $3,037                                186,077             183,745
    Inventories                                                               192,522             173,105
    Prepaid expenses                                                           11,553               9,273
---------------------------------------------------------------------------------------------------------
              Total current assets                                            445,806             390,217
---------------------------------------------------------------------------------------------------------
Plant assets
    Land and buildings                                                        104,339             101,991
    Machinery and equipment                                                   344,171             310,680
---------------------------------------------------------------------------------------------------------
                                                                              448,510             412,671
    Less accumulated depreciation                                             176,724             148,354
---------------------------------------------------------------------------------------------------------
              Net plant assets                                                271,786             264,317
Investments in affiliates                                                      13,557               7,980
Intangibles and other assets                                                   54,022              48,275
---------------------------------------------------------------------------------------------------------
                                                                             $785,171            $710,789
---------------------------------------------------------------------------------------------------------
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
    Demand loans                                                             $ 61,487            $ 52,240
    Current portion of long-term borrowings                                    12,731              11,438
    Accounts payable                                                           47,569              50,631
    Accrued expenses                                                           53,836              45,512
    Estimated income taxes payable                                             17,532               9,852
---------------------------------------------------------------------------------------------------------
        Total current liabilities                                             193,155             169,673
Long-term borrowings                                                          196,844             190,499
Deferred income taxes and other                                                39,808              41,593
---------------------------------------------------------------------------------------------------------
        Total liabilities                                                     429,807             401,765
---------------------------------------------------------------------------------------------------------
Shareholders' equity
    Common shares, $1 par value
        Issued: 1995 - 17,536,967 shares;
        1994 - 17,277,221 shares                                               17,537              17,277
    Additional paid-in capital                                                 49,999              43,248
    Retained earnings                                                         291,067             252,650
    Cumulative translation adjustment                                          (3,239)             (4,151)
---------------------------------------------------------------------------------------------------------
        Total shareholders' equity                                            355,364             309,024
---------------------------------------------------------------------------------------------------------
                                                                             $785,171            $710,789
---------------------------------------------------------------------------------------------------------


The accompanying notes are an integral part of the consolidated financial statements.

Teleflex Incorporated and Subsidiaries
CONSOLIDATED STATEMENT OF CASH FLOWS

                                                                                               Year ended
-----------------------------------------------------------------------------------------------------------------------------
                                                                         DECEMBER 31,        December 25,        December 26,
                                                                                 1995                1994                1993
-----------------------------------------------------------------------------------------------------------------------------
                                                                                        (Dollars ln thousands)
CASH FLOWS FROM OPERATING ACTIVITIES
Net income                                                                   $ 48,870            $ 41,196            $ 33,686
Adjustments to reconcile net income to cash flows
    from operating activities:
    Depreciation and amortization                                              37,740              33,019              28,071
    Deferred income taxes                                                       1,061               2,050               1,151
    Decrease (increase) in accounts receivable                                    411             (32,269)            (19,734)
    (Increase) in inventories                                                  (9,266)             (4,003)             (1,015)
    (Increase) in prepaid expenses                                             (2,142)               (704)               (359)
    (Decrease) increase in accounts payable
        and accrued expenses                                                  (13,179)             11,641               8,224
    increase (decrease)in estimated income
        taxes payable                                                           7,320               6,776              (3,661)
-----------------------------------------------------------------------------------------------------------------------------
                                                                               70,815              57,706              46,363
-----------------------------------------------------------------------------------------------------------------------------

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from new borrowings                                                   34,941              14,131              76,171
Reduction in long-term borrowings,
    including acquisition debt retired                                        (35,693)            (17,054)            (27,517)
Increase (decrease)in current borrowings and
    demand loans                                                                6,130             (13,840)             12,531
Proceeds from stock compensation plans and
    distribution of treasury shares                                             7,011               4,837               6,132
Dividends                                                                     (10,453)             (8,934)             (7,640)
-----------------------------------------------------------------------------------------------------------------------------
                                                                                1,936             (20,860)             59,677
-----------------------------------------------------------------------------------------------------------------------------

CASH FLOWS FOR INVESTING ACTIVITIES
Expenditures for plant assets                                                  30,708              25,325              24,400
Payments for businesses acquired                                                9,202               4,485             103,530
Proceeds from sale of businesses and assets                                    (5,038)             (6,700)                --
Investments in affiliates                                                       4,172               3,251               1,369
Other                                                                           2,147              (2,354)              1,817
-----------------------------------------------------------------------------------------------------------------------------
                                                                               41,191              24,007             131,116
-----------------------------------------------------------------------------------------------------------------------------

NET INCREASE (DECREASE) IN CASH
  AND CASH EQUIVALENTS                                                         31,560              12,839             (25,076)
Cash and cash equivalents at the beginning of the year                         24,094              11,255              36,331
-----------------------------------------------------------------------------------------------------------------------------
Cash and cash equivalents at the end of the year                             $ 55,654            $ 24,094            $ 11,255
-----------------------------------------------------------------------------------------------------------------------------

The accompanying notes are an integral part of the consolidated financial statements.

Teleflex Incorporated and Subsidiaries
CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

                                                                                               Year ended
-----------------------------------------------------------------------------------------------------------------------------
                                                                         DECEMBER 31,        December 25,        December 26,
                                                                                 1995                1994                1993
-----------------------------------------------------------------------------------------------------------------------------
                                                                                 (Dollars in thousands, except per share)
COMMON SHARES
Balance, beginning of year                                                   $ 17,277            $ 17,084            $ 16,914
Shares issued under compensation plans                                            260                 193                 170
-----------------------------------------------------------------------------------------------------------------------------
Balance, end of year                                                           17,537              17,277              17,084
-----------------------------------------------------------------------------------------------------------------------------
ADDITIONAL PAID-IN CAPITAL
Balance, beginning of year                                                     43,248              38,604              33,118
Shares issued under compensation plans                                          6,751               4,644               5,486
-----------------------------------------------------------------------------------------------------------------------------
Balance, end of year                                                           49,999              43,248              38,604
-----------------------------------------------------------------------------------------------------------------------------
RETAINED EARNINGS
Balance, beginning of year                                                    252,650             220,388             194,342
Net income                                                                     48,870              41,196              33,686
Cash dividends                                                                (10,453)             (8,934)             (7,640)
-----------------------------------------------------------------------------------------------------------------------------
Balance, end of year                                                          291,067             252,650             220,388
-----------------------------------------------------------------------------------------------------------------------------
CUMULATIVE TRANSLATION ADJUSTMENT
Balance, end of year                                                           (3,239)             (4,151)             (6,286)
-----------------------------------------------------------------------------------------------------------------------------
TREASURY SHARES
Balance, beginning of year                                                         --                  --                (476)
Distribution of treasury shares                                                    --                  --                 476
-----------------------------------------------------------------------------------------------------------------------------
Balance, end of year                                                               --                  --                  --
-----------------------------------------------------------------------------------------------------------------------------
TOTAL SHAREHOLDERS' EQUITY                                                   $355,364            $309,024            $269,790
-----------------------------------------------------------------------------------------------------------------------------
CASH DIVIDENDS PER SHARE                                                         $.60                $.52                $.45
-----------------------------------------------------------------------------------------------------------------------------


The accompanying notes are an integral part of the consolidated financial statements.

Teleflex Incorporated and Subsidiaries
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Dollars in thousands, except per share)

DESCRIPTION OF BUSINESS

Teleflex Incorporated designs, manufactures and distributes engineered products and services for the automotive, marine, industrial, medical and aerospace markets worldwide.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements include the accounts of Teleflex Incorporated and its subsidiaries. These consolidated financial statements have been prepared in conformity with generally accepted accounting principles, and include management's estimates and assumptions that affect the recorded amounts.

     Cash and cash equivalents include funds invested in a variety of liquid short-term investments with an original maturity of three months or less.

     Inventories are stated principally at the lower of average cost or market and consisted of the following:

                                              1995                1994
-----------------------------------------------------------------------
Raw materials                             $ 74,281             $ 75,269
Work-in-process                             40,694               44,074
Finished goods                              77,547               53,762
-----------------------------------------------------------------------
                                          $192,522             $173,105
-----------------------------------------------------------------------

      Plant assets include the cost of additions and those improvements which increase the capacity or lengthen the useful lives of the assets. Repairs and maintenance costs are expensed as incurred. With minor exceptions, straight-line composite lives for depreciation of plant assets are as follows: buildings 20 to 40 years; machinery and equipment 8 to 12 years.

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

ACQUISITIONS AND JOINT VENTURE

During 1995 and 1994 the company paid $9,202 and $4,485 to acquire the net assets of various businesses. The assets, liabilities and operating results of these businesses are included in the company's financial statements from their dates of acquisition. Liabilities of $8,400 and $18,000 were assumed in 1995 and 1994, respectively, in connection with the acquisitions. Results of operations would not have been materially different had the acquisitions occurred as of the beginning of the years acquired.

      During the fourth quarter, the company combined certain assets of the Sermatech repairs business with that of GE Aircraft Engines into a joint venture, Airfoil Technologies International LLC (ATI) which will provide fan blade and airfoil repair services. ATI, which is 51% owned by the company, did not have a material effect on financial position or results of operations in 1995.

BORROWINGS AND LEASES

                                              1995                 1994
-----------------------------------------------------------------------
Senior Notes at an average
      rate of 7.2% due in installments
      through 2008                        $ 98,000             $101,000
Mortgage notes secured by certain
      assets with a net book value
      of $12,084                            10,294               11,161
Deutsche Mark denominated
      notes at an average rate
      of 6.4% due in installments
      through 2000                          73,710               50,085
Other debt and capital lease
      obligations, at interest rates
      ranging from 3% to 9%                 27,571               39,691
-----------------------------------------------------------------------
                                           209,575              201,937
Current portion of borrowings              (12,731)             (11,438)
-----------------------------------------------------------------------
                                          $196,844             $190,499
-----------------------------------------------------------------------


The various senior note agreements provide for the maintenance of minimum working capital amounts and ratios and limit the purchase of the company's stock and payment of cash dividends. Under the most restrictive of these provisions, $50,000 of retained earnings was available for dividends at December 31, 1995.

      The weighted average interest rate on the $61,487 of demand loans due to banks was 6.3% at December 31, 1995. In addition, the company has approximately $100,000 available under several interest rate alternatives in unused lines of credit.

      Interest expense in 1995, 1994 and 1993 did not differ materially from interest paid, nor did the carrying value of year end long-term borrowings differ materially from fair value.

Teleflex Incorporated and Subsidiaries
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Dollars in thousands, except per share)

      The aggregate amounts of debt, including capital leases, maturing in each of the four years after 1996 are as follows: 1997 - $25,639; 1998 - $50,940; 1999 - $23,436; 2000 - $33,609.

      The company has entered into certain operating leases which require minimum annual payments as follows: 1996 - $11,813; 1997 - $10,778; 1998 -
$9,814; 1999 - $8,378; 2000 - $8,511. The total rental expense for all operating leases was $11,855, $9,418 and $8,460 in 1995, 1994 and 1993,
respectively.

SHAREHOLDERS' EQUITY

The authorized capital of the company is comprised of 50,000,000 common shares, $1 par value, and 500,000 preference shares. No preference shares were outstanding during the last three years.

      At December 31. 1995, 2,003,063 shares of common stock were reserved for issuance under the company's stock compensation plans. During 1995, the number of shares available for grant was increased by 1,000,000 and options to purchase 383,000 shares of common stock were granted. Officers and key employees held options for the purchase of 1,324,011 shares of common stock at prices ranging from $14.00 to $41.75 per share with an average price of $30.93 per share. Such options are presently exercisable with respect to 676,760 shares and become exercisable with respect to an additional 167,320 shares in 1996. In 1995 and 1994, 259,746 shares and 192,976 shares, respectively, were issued under the compensation plans.

      The effect of adopting SFAS No. 123, Accounting for Stock-Based Compensation is discussed in the financial review section on page 30.

INCOME TAXES

      The provision for income taxes consisted of the following:

                                    1995           1994            1993
-----------------------------------------------------------------------
Current
    Federal                      $17,323        $13,274         $14,133
    State                          2,177          1,759           1,711
    Foreign                        4,169          4,712           1,629
Deferred                           1,061          2,050           1,151
-----------------------------------------------------------------------
                                 $24,730        $21,795         $18,624
-----------------------------------------------------------------------


The deferred income taxes provided and the balance sheet amounts of $28,310 in 1995 and $29,173 in 1994 related substantially to the methods of accounting for depreciation. Income taxes paid were $16,565, $13,300 and $20,600 in 1995. 1994 and 1993, respectively.

        A reconciliation of the company's effective tax rate to the U.S. statutory rate is as follows:


                                    1995           1994           1993
-----------------------------------------------------------------------
Tax at U.S. statutory rate          35.0%          35.0%           35.0%
State income taxes                   1.9            1.9             2.0
Foreign income taxes                (1.0)            .1              --
Export sales benefit                (1.7)          (1.6)           (1.5)
Other                                (.6)           (.8)             .1
-----------------------------------------------------------------------
Effective income tax rate           33.6%          34.6%           35.6%
------------------------------------------------------------------------

PENSIONS

     The company has defined benefit plans which provide retirement benefits to eligible employees. Assumptions used in determining the actuarial present value of domestic benefit obligations reflect a weighted average discount rate of 7.7% in 1995 and 8.0% in 1994, an investment rate of 9% and a salary increase of 5%. The assumed discount rate was 6% for foreign plans.

     Pension expense is summarized as follows:

                                  1995           1994            1993
-----------------------------------------------------------------------
Domestic plans
    Service cost--
        benefits earned
        during the year          $ 2,554        $ 2,825         $ 1,595
    Interest cost on
        projected ben-
        efit obligation            3,766          3,718           2,673
    Actual return on
        plan assets               (7,285)           664          (1,547)
    Net amortization
        and deferral               3,755         (4,356)         (1,324)
Foreign plans                        420            440             495
-----------------------------------------------------------------------
                                 $ 3,210        $ 3,291         $ 1,892
-----------------------------------------------------------------------

Teleflex Incorporated and Subsidiaries
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Dollars in thousands, except per share)

The following table sets forth the funded status of the plans and the amounts shown in the balance sheet:

                                              1995              1994
-----------------------------------------------------------------------
Domestic
    Plan assets at fair value,
        primarily common stock
        and U.S. Government
        obligations                          $ 49,194          $ 41,112
-----------------------------------------------------------------------
    Actuarial present value of
        the benefit obligation
        Vested                                (44,358)          (40,238)
        Non-vested                             (2,266)           (2,429)
-----------------------------------------------------------------------
          Accumulated benefit
             obligation                       (46,624)          (42,667)
    Projected effect of future
        salary increases                       (5,733)           (5,356)
-----------------------------------------------------------------------
    Total projected benefit
        obligation                            (52,357)          (48,023)
-----------------------------------------------------------------------
    Protected benefit obligation
        in excess of plan assets               (3,163)           (6,911)
    Unrecognized--
        Prior service cost                       (366)             (418)
        Net loss                                1,585             5,779
        Transition asset                       (1,249)           (1,385)
Unfunded foreign pension amounts               (5,500)           (4,700)
-----------------------------------------------------------------------
Accrued pension liability                    $ (8,693)         $ (7,635)
-----------------------------------------------------------------------

OTHER POSTRETIREMENT BENEFITS

The company provides postretirement medical and other benefits to eligible employees. Assumptions used in determining the expense and benefit obligations include a weighted average discount rate of 7.7% in 1995 and 8.0% in 1994 and an initial health care cost trend rate of 10% in 1995 and 11% in 1994, declining to 6% over a period of 5 years. Increasing the health care cost trend rate by one percentage point would increase the accumulated postretirement benefit obligation by $993 and would increase the 1995 postretirement benefit expense by $121.

     Postretirement benefit expense is summarized as follows:

                                          1995             1994          1993
--------------------------------------------------------------------------------
Service cost--benefits
    earned during
    the year                              $  250           $  399         $  312
Interest cost on accumulated
    postretirement
    benefit obligation                     1,127            1,402          1,385
Net amortization
    and deferral                             566              776            783
--------------------------------------------------------------------------------
                                          $1,943           $2,577         $2,480
--------------------------------------------------------------------------------

     The following table sets forth the accumulated obligation of the plans and the amounts shown in the balance sheet:

                                          1995            1994
-----------------------------------------------------------------
Accumulated postretirement
    benefit obligation:
    Retirees                            $ (7,840)        $ (9,548)
    Fully eligible active plan
        participants                        (869)          (1,255)
    Other active plan participants        (3,048)          (3,666)
-----------------------------------------------------------------
                                         (11,757)         (14,469)

Unrecognized--
    Prior service cost                      (547)            (598)
    Transition obligation                 10,900           11,541
    Actuarial net gain                    (3,824)            (654)
-----------------------------------------------------------------
Accrued postretirement liability        $ (5,228)        $ (4,180)
-----------------------------------------------------------------


BUSINESS SEGMENTS AND OTHER INFORMATION

Reference is made to pages 24 through 27 for a summary of operations by business segment.

     A summary of revenues, identifiable assets and operating profit relating to the company's foreign operations, substantially European, is as follows:

                                          1995             1994           1993
--------------------------------------------------------------------------------
Revenues                                $283,892         $221,145       $187,259
Identifiable
    assets                              $281,429         $249,000       $202,593
Operating
    profit                              $ 27,053         $ 22,600       $ 19,700
--------------------------------------------------------------------------------

Export sales from the United States to unaffiliated customers approximated $90,200, $92,200 and $69,800 for 1995, 1994 and 1993, respectively. Export sales included $39,900, $30,600 and $24,000 to Canada in 1995, 1994 and 1993,
respectively.

REPORT OF INDEPENDENT ACCOUNTANTS                                        [LOGO]
To the Board of Directors and Shareholders
Teleflex Incorporated

In our opinion, the consolidated financial statements appearing on pages 15 through 27 of this Annual Report present fairly, in all material respects, the financial position of Teleflex Incorporated and its subsidiaries at December 31, 1995 and December 25, 1994 and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1995, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.


PRICE WATERHOUSE LLP
---------------------------
Price Waterhouse LLP
Philadelphia, Pennsylvania
February 13, 1996

QUARTERLY FINANCIAL DATA
(unaudited)

                                                                                     Quarter ended
-------------------------------------------------------------------------------------------------------------------------------
(Dollars in thousands, except per share)                 March                  June                  Sept.                Dec.
-------------------------------------------------------------------------------------------------------------------------------
1995
-------------------------------------------------------------------------------------------------------------------------------
Revenues                                              $226,893              $233,888               $210,340            $241,568
Gross profit                                            71,774                74,224                 64,464              74,200
Income before taxes                                     18,974                20,467                 12,696              21,463
Net income                                              12,333                13,304                  8,252              14,981
Earnings per share                                         .70                   .75                    .46                 .84
Cash dividends per share                                  .135                  .155                   .155                .155
Price range of common stock                     40 3/8--40 1/2        39 5/8--45 3/4         38 1/4--45 5/8          38--44 7/8
-------------------------------------------------------------------------------------------------------------------------------
1994
-------------------------------------------------------------------------------------------------------------------------------
Revenues                                              $191,084              $209,456               $193,367            $218,765
Gross profit                                            58,508                64,765                 59,765              72,243
Income before taxes                                     15,330                17,194                 11,380              19,087
Net income                                               9,965                11,176                  7,397              12,658
Earnings per share                                         .57                   .64                    .42                 .72
Cash dividends per share                                  .115                  .135                   .135                .135
Price range of common stock                         36 1/8--40            32 1/8--37         32 3/8--39 3/4      31 3/4--40 1/4
---------------------------------------------------------------------------------------------------------------------------------
1993
-------------------------------------------------------------------------------------------------------------------------------
Revenues                                              $157,575              $174,921               $156,878            $177,422
Gross profit                                            49,257                54,421                 47,700              56,363
Income before taxes                                     13,174                14,250                  9,661              15,225
Net income                                               8,563                 9,263                  5,904               9,956
Earnings per share                                         .50                   .54                    .34                 .57
Cash dividends per share                                  .105                  .115                   .115                .115
Price range of common stock                         29--33 5/8            27 3/4--32         30 3/4--33 3/8          28--38 1/4
---------------------------------------------------------------------------------------------------------------------------------

Teleflex Incorporated and Subsidiaries
SELECTED FINANCIAL AND INDUSTRY SEGMENT DATA

-----------------------------------------------------------------------------------------------------------
                                                           1995                1994                 1993
----------------------------------------------------------------------------------------------------------
SUMMARY OF OPERATIONS
Revenues
     Commercial Products                                 $403,637            $356,708             $284,106
     Medical Products                                     293,341             253,020              180,623
     Aerospace Products and Services                      215,711             202,944              202,067
----------------------------------------------------------------------------------------------------------
        Net sales                                         912,689             812,672              666,796
     Other income(a)                                           --                  --                   --
----------------------------------------------------------------------------------------------------------
        Total revenues                                   $912,689            $812,672             $666,796
----------------------------------------------------------------------------------------------------------
Operating profit
     Commercial Products                                 $ 59,719            $ 53,324             $ 37,794
     Medical Products                                      30,237              32,386               21,486
     Aerospace Products and Services                       12,683               5,367               14,906
----------------------------------------------------------------------------------------------------------
                                                          102,639              91,077               74,186
Less:
     Interest expense                                      18,632              18,361               14,466
     Corporate expenses, net of other income               10,407               9,725                7,410
----------------------------------------------------------------------------------------------------------
Income before taxes                                        73,600              62,991               52,310
Estimated taxes on income                                  24,730              21,795               18,624
----------------------------------------------------------------------------------------------------------
Net income                                               $ 48,870            $ 41,196             $ 33,686
----------------------------------------------------------------------------------------------------------
Earnings per share                                          $2.75               $2.35                $1.95
Cash dividends per share                                     $.60                $.52                 $.45
Net income from operations as a percent of revenues          5.4%                5.1%                 5.1%
Percent of net sales
     Commercial Products                                      44%                 44%                  43%
     Medical Products                                         32%                 31%                  27%
     Aerospace Products and Services                          24%                 25%                  30%
Average number of common and common equivalent
     shares outstanding                                    17,787              17,530               17,267
Average number of employees                                 9,553               8,740                7,920
----------------------------------------------------------------------------------------------------------

                                   [FIGURE 1]


--------------------------------------------------------------------------------------------------------------------
      1992           1991           1990           1989           1988           1987            1986           1985
--------------------------------------------------------------------------------------------------------------------
                       (Dollars and shares in thousands, except per share and employee data)
  $210,464       $168,598       $162,646       $173,957       $153,144       $130,310        $109,811       $101,495
   179,376        130,540        115,756         42,406         38,032         25,928          21,314             --
   177,292        180,399        162,731        139,262        132,413        113,540          83,057         70,321
--------------------------------------------------------------------------------------------------------------------
   567,132        479,537        441,133        355,625        323,589        269,778         214,182        171,816
     3,206          3,472          3,080          4,441          4,634          1,988           3,965          3,221
--------------------------------------------------------------------------------------------------------------------
  $570,338       $483,009       $444,213       $360,066       $328,223       $271,766        $218,147       $175,037
--------------------------------------------------------------------------------------------------------------------

  $ 25,754       $ 19,996       $ 22,224       $ 22,025       $ 26,794       $ 25,239        $ 19,993       $ 15,251
    25,463         19,900         16,183          5,782          3,755          2,107             168             --
    16,100         21,722         20,781         20,711         16,548         15,095          14,090         13,470
--------------------------------------------------------------------------------------------------------------------
    67,317         61,618         59,188         48,518         47,097         42,441          34,251         28,721

    15,482         13,765         12,401          6,886          6,225          4,886           3,679          1,626
     3,185          2,519          3,880          2,395          4,493          5,894           3,642          4,887
--------------------------------------------------------------------------------------------------------------------
    48,650         45,334         42,907         39,237         36,379         31,661          26,930         22,208
    16,638         15,527         14,340         12,440         12,370         11,990          10,500          8,900
--------------------------------------------------------------------------------------------------------------------
  $ 32,012(b)    $ 29,807       $ 28,567       $ 26,797       $ 24,009       $ 19,671        $ 16,430       $ 13,308
--------------------------------------------------------------------------------------------------------------------
     $1.87(b)       $1.77          $1.73          $1.63          $1.48          $1.20           $1.01           $.84
      $.42           $.39           $.35           $.31           $.26           $.22            $.18           $.15
      5.6%           6.2%           6.4%           7.4%           7.3%           7.2%            7.5%           7.6%

       37%            35%            37%            49%            47%            48%             51%            59%
       32%            27%            26%            12%            12%            10%             10%             --
       31%            38%            37%            39%            41%            42%             39%            41%

    17,132         16,850         16,476         16,403         16,243         16,459          16,315         15,902
     6,920          6,160          5,860          5,080          4,350          3,760           3,300          2,380
--------------------------------------------------------------------------------------------------------------------

(a) Beginning in 1993, other income, which was insignificant, has been reclassified as an offset to interest expense and corporate expenses.
(b) Excludes an increase in net income of $860, or $.05 per share as a result of a change in accounting for income taxes

                                  [FIGURE 2]

Teleflex Incorporated and Subsidiaries
SELECTED FINANCIAL AND INDUSTRY SEGMENT DATA (continued)


-----------------------------------------------------------------------------------------------------
                                                        1995                1994                 1993
-----------------------------------------------------------------------------------------------------
FINANCIAL POSITION
Identifiable assets
    Commercial Products                             $201,808            $184,971             $158,206
    Medical Products                                 331,349             311,547              266,239
    Aerospace Products and Services                  183,636             188,348              202,130
    Corporate                                         68,378              25,923               14,001
-----------------------------------------------------------------------------------------------------
    Total assets                                    $785,171            $710,789             $640,576
-----------------------------------------------------------------------------------------------------
Capital expenditures
    Commercial Products                             $ 15,445            $ 13,489             $  7,967
    Medical products                                $ 12,107            $  7,029             $  7,361
    Aerospace Products and Services                 $  2,794            $  4,538             $  8,865
Depreciation and amortization
    Commercial Products                             $ 11,446            $  9,930             $  9,251
    Medical Products                                $ 15,087            $ 11,694             $  8,030
    Aerospace Products and Services                 $ 10,471            $ 10,771             $ 10,176

Long-term borrowings                                $196,844            $190,499             $183,504
Shareholders' equity                                $355,364            $309,024             $269,790
Working capital                                     $252,651            $220,544             $171,397


Current ratio                                            2.3                 2.3                  2.1
Book value per share                                  $20.26              $17.89               $15.79

Return on average shareholders' equity                 14.7%               14.2%                13.2%
-----------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------------
      1992           1991           1990           1989           1988           1987            1986           1985
--------------------------------------------------------------------------------------------------------------------
                                      (Dollars in thousands, except per share)
  $142,041       $101,187       $ 84,678       $ 90,557       $ 83,601       $ 60,099        $ 51,342       $ 40,790
   206,562        194,609        147,954        125,635         34,819         28,997          19,715             --
   142,523        141,104        143,419        130,762        107,524        108,769          85,173         55,963
    43,805         40,793         49,049         19,708         38,172         28,042          28,932         40,134
--------------------------------------------------------------------------------------------------------------------
  $534,931       $477,693       $425,100       $366,662       $264,116       $225,907        $185,162       $136,887
--------------------------------------------------------------------------------------------------------------------

  $  7,386       $  7,505       $  5,581       $  5,507       $  8,880       $  6,065        $  9,289       $  3,848
  $  5,316       $  7,138       $  4,236       $  2,373       $    960       $  2,360        $  1,436             --
  $  6,384       $  5,585       $  7,166       $ 10,701       $  5,228       $  6,446        $  4,722       $  3,186

  $  6,262       $  5,633       $  5,369       $  4,715       $  3,675       $  3,038        $  2,238       $  1,816
  $  6,505       $  4,725       $  3,999       $  1,693       $  1,455       $  1,097        $  1,003             --
  $  8,002       $  7,366       $  7,024       $  5,777       $  5,556       $  5,272        $  3,682       $  2,661

  $134,600       $119,370       $112,941       $106,128       $ 57,104       $ 55,013        $ 37,578       $ 23,477
  $240,467       $211,702       $187,875       $160,038       $136,328       $115,517        $100,573       $ 84,312
  $166,803       $131,589       $133,840       $112,325       $ 98,217       $ 90,270        $ 69,723       $ 66,777

       2.4            2.1            2.3            2.4            2.6            2.8             2.7            3.6
    $14.25         $12.73         $11.44          $9.87          $8.49          $7.25           $6.25          $5.36

     14.2%          14.9%          16.4%          18.1%          19.1%          18.2%           17.8%          17.0%
--------------------------------------------------------------------------------------------------------------------

Teleflex Incorporated and Subsidiaries
1995 FINANCIAL REVIEW

OVERVIEW

The company's major financial objectives are to achieve a 15% to 20% growth rate in revenues and net income and to generate a 20% return on average shareholders' equity. Over the past five years the compounded growth rates for sales and net income have been 15% and 11%, respectively, while return on shareholders' equity has averaged 14%. On average over the past two years, the company achieved its revenue and net income objectives and return on average shareholders' equity improved to 15%. Prior to 1994, the growth rates were tempered by the relatively weak economy first in the United States and then in Europe, and the downward cycle in both the military and commercial aerospace markets. Additionally, during that time period the company invested heavily, primarily through acquisition, to build the Medical Segment.

     The company is also committed to maintaining a reasonable balance among its three segments--Commercial, Medical and Aerospace. Balance reduces dependence on any one segment, allows for investment at the bottom of a segment's operating cycle and gives the company a broader base of markets in which to grow. Over the past five years, the company's operating profit has increased despite cyclical downturns in each of the segments. As a result of the divestiture of three product lines in the Aerospace Segment, it is expected that the future balance among the three segments will be weighted more heavily toward the Commercial and Medical segments. Additionally, the opportunities for growth in these other markets are stronger than those for the Aerospace Segment.

     The company intends to achieve its growth objectives through both internal development of new products and new markets for existing products as well as through external means. It is expected that half of the growth over time will be achieved through internal means and the remainder externally, primarily through acquisitions. Over the past five years, the company's internal growth has averaged close to the 50% objective. During the same time, the company invested approximately $250 million in acquisitions which have contributed the remainder of the growth.

     Acquisitions, while adding initially to sales, generally do not contribute proportionately to earnings in the early years. In these years, earnings generally are reduced by up-front costs such as interest, depreciation and amortization and, in many instances, the expenses of integrating a newly-acquired business into an existing operation.

                                  [FIGURE 3]

     Historically, operations have generated sufficient cash flow to finance the company's operating requirements while borrowings have been incurred largely to finance acquisitions. Over the past five years, cash flow from operations has totaled more than $250 million. This healthy cash flow also provides for the payment of dividends and enables the company to continue to upgrade plant and equipment. While not particularly capital intensive, the company's businesses spend approximately 3% to 4% of net sales annually on plant and equipment. With respect to dividends, the company's policy is to pay 20% of trailing twelve months' earnings. This policy has been followed since the first cash dividend payment was made in 1977.

     The company generally has maintained conservative levels of long-term debt ranging from 30% to 40% of total capitalization. However, it is not inconceivable that debt may range up to 50% of capitalization for a limited period in order to finance acquisitions. The company finances foreign operations and acquisitions mostly in their local currencies, thus reducing the overall risk of exchange rate fluctuations. As a result, approximately 50% of the company's short and long-term debt is denominated in currencies other than the U.S. dollar. In summary, the company believes its strong financial position, healthy cash flows from operations and unused debt capacity provide it with adequate financial resources and flexibility to pursue its long-term strategic growth objectives.

RESULTS OF OPERATIONS

1995 VS. 1994: Revenues increased 12% in 1995 to $912.7 million from $812.7 million in 1994. The increase was attributable to gains in each of the company's three segments. For 1995 the Commercial, Medical and Aerospace segments comprised 44%, 32% and 24% of the company's net sales, respectively. Growth in the company's core businesses accounted for approximately 60% of the increase in sales, while acquisitions in the Commercial and Medical segments contributed the remainder. Foreign operations represented 31% of the company's revenues and increased 28% over 1994. The increase in foreign sales resulted from internal growth, acquisitions and to a much lesser extent, stronger foreign currencies.

     Gross profit margin remained relatively flat in 1995 as the gain in the Aerospace Segment offset slight declines in the Medical and Commercial segments. Selling, engineering and administrative expenses decreased slightly as a percentage of sales due primarily to a reduction of expenses combined with an increase in sales in the Aerospace Segment.

     Operating profit increased 13% in 1995 to $102.6 million from $91.1 million in 1994. Increases in the Aerospace and Commercial segments more than offset the decline in the Medical Segment. For 1995 the Commercial, Medical and Aerospace segments comprised 58%, 30% and 12% of the company's operating profit, respectively. In 1995 operating profit as a percentage of sales (operating margin) remained unchanged as the increase in the Aerospace Segment offset a decline in the Medical Segment.

     Net income in 1995 increased 19% to $48.9 million while earnings per share increased 17% to $2.75 from $2.35 in 1994.

1994 VS. 1993: Revenues increased 22% in 1994 to $812.7 million from $666.8 million in 1993. The increase was attributable to the Commercial and Medical segments while the Aerospace Segment was essentially flat. For 1994, the Commercial, Medical and Aerospace segments comprised 44%, 31% and 25% of the company's net sales, respectively. The acquisition of Edward Weck Incorporated
(Weck) in December 1993 accounted for a significant portion of the growth in the Medical Segment. The Commercial Segment gain was generated internally from the strength in its markets and the introduction of new products. Foreign operations, which accounted for 27% of revenues, increased 18% in 1994 and were affected minimally by changes in foreign currency exchange rates.

     Gross profit margin remained relatively flat in 1994 as gains in Commercial and Medical segment margins were offset by a decline in Aerospace margins. Selling, engineering and administrative expenses increased absolutely but remained relatively constant as a percentage of sales. The major factor contributing to the increased expenses was the larger sales contribution from the Medical Segment, which has higher selling costs compared with the other segments.

     Operating profit increased 23% in 1994 to $91.1 million from $74.2 million in 1993. Increases in the Commercial and Medical segments offset a drop in the Aerospace Segment. In 1994 after several years of decline, operating margin increased fractionally over 1993. The improvement was due primarily to increased margins in the Commercial and Medical segments which offset a decline in the Aerospace Segment.

     Net income in 1994 was $41.2 million, up 22% from 1993 while earnings per share increased 21% to $2.35 per share from $1.95 in 1993.

INTEREST EXPENSE, INCOME TAX EXPENSE AND OTHER

Interest expense increased slightly in 1995 resulting from additional borrowings, incurred primarily to support foreign operations, offset by lower rates. In 1994 the increase in interest expense was due to the significant borrowings incurred at the end of 1993 to finance an acquisition. Interest expense as a percent of sales decreased in 1995 to 2% from 2.3% in 1994.

                                   [FIGURE 4]

     The effective income tax rate was 33.6% in 1995 compared with 34.6% in 1994 and 35.6% in 1993. The lower rate in 1995 compared with 1994 is attributable to a change in the mix of the company's foreign income to countries with lower tax rates. The reduced rate in 1994 was due to a nonrecurring increase in deferred taxes in 1993 stemming from an increase in the U.S. corporate rate from 34% to 35%.

     In October 1995 the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" (SFAS No.123). SFAS No. 123 defines a fair value based method of accounting for employee stock options and similar instruments and must be either adopted or the pro forma income statement effects must be disclosed in notes to the financial statements. The company intends to elect disclosure of the pro forma income statement effects of SFAS No. 123, therefore the new Statement will not affect the company's financial position or results of operations.

COMMERCIAL PRODUCTS SEGMENT

The Commercial Products Segment businesses design and manufacture proprietary mechanical controls for the automotive market; mechanical, electrical and hydraulic controls, and electronics products for the pleasure marine market; and proprietary products for the fluid transfer and outdoor power equipment markets.

     Products in the Commercial Segment generally are less complex and are produced in higher unit volume than those of the company's other two segments. They are manufactured both for general distribution as well as custom fabricated to meet individual customer needs. Consumer spending patterns generally influence the market trends for these products.

1995 VS. 1994: Sales in the Commercial Segment increased 13% in 1995 from $356.7 million to $403.6 million. All three product lines, Marine, Automotive, and Industrial reported higher sales with the largest gain coming from the Automotive product line. Internal growth, primarily from increased market penetration, and acquisitions in each of the product lines, contributed equally to the increase.

                                  [FIGURE 5]

     Operating profit increased 12% to $59.7 million in 1995 from $53.3 million in 1994 generally as a result of volume improvements in all three product lines. Operating margin remained relatively constant in 1995 as an increase in the Marine product line, due in part to lower manufacturing costs of electronics products, was offset by declines in the Automotive product line from a very strong 1994 and, to a lesser extent, the Industrial product line. In the Automotive product line, productivity improvements have not yet fully offset the costs of integrating a 1995 acquisition into the existing operations nor the downward pressure on sales prices. In the Industrial product line, slightly lower operating margins were the result of expansion costs incurred to support future sales growth in flexible hose and light-duty cable products.

     The Commercial Segment's assets increased 9% in 1995 due to the acquisitions, capital expenditures, and an increase in inventory related to volume, offset by a decline in accounts receivable.

1994 VS. 1993: Sales in the Commercial Segment increased 26% from $284.1 million to $356.7 million. All three product lines, Marine, Automotive and Industrial, reported higher sales as demand for their products was boosted by the strength of their markets. Sales of new products, primarily in the Marine product line and to a lesser extent the Automotive and Industrial product lines, also contributed to the increase.

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

1995 VS. 1994: In 1995 the Medical Segment sales increased 16% to $293.3 million from $253.0 million. The gain was spread equally among internal growth, acquisitions made over the past fifteen months and the effects of stronger foreign currencies. The internal growth primarily resulted from increased market penetration in the hospital supply product line in Europe and to expansion of the surgical devices product line sales in the Asia Pacific region.

     Operating profit declined 7% in 1995 to $30.2 million compared with $32.4 million in 1994 and operating margin was also lower. Slower than expected improvement in businesses acquired over the last several years, development and start up costs of new products which have not contributed significantly to sales volume, costs associated with changing to a direct selling approach in several markets and, a $1.2 million severance charge combined to result in the reduction. Future improvement in the Medical Segment operating margin is primarily dependent on the success of the company's ongoing programs to integrate several acquisitions and to increase productivity in both the hospital supply and surgical devices product lines.

     Assets increased in 1995 due to the effects of stronger foreign currencies, higher inventory in the hospital supply product line related to volume and support of the direct selling effort.

1994 VS. 1993: In 1994, the Medical Segment achieved sales of $253.0 million, exceeding 1993 sales by $72.4 million or 40%. The increase was the result of the acquisition of Weck in December 1993 and, to a lesser extent, improved sales in the hospital supply product line. Several small acquisitions, made throughout the year had no significant impact on results of operations in 1994.

     Operating profit increased 51% in 1994 to $32.4 million and operating margin improved to 12.8% from 11.9% in 1993. Approximately one-half of the increase in operating profit was the result of the Weck acquisition with the remainder due to the higher volume in the hospital supply product line. Operating margin was enhanced by the hospital supply product line cost reduction program begun in 1993. The improvements in both operating profit and operating margin were achieved despite the additional costs of assimilating the Weck acquisition into the existing surgical device businesses.

     Assets increased in 1994 due to several small acquisitions in both the hospital supply and surgical device product lines. Also contributing to the increase were higher accounts receivable from the Weck acquisition and the sales increase in the hospital supply product line.

AEROSPACE PRODUCTS AND SERVICES SEGMENT

The Aerospace Products and Services Segment serves the aerospace and turbine engine markets. Its businesses design and manufacture precision controls and cargo systems for aviation; provide coating and repair services and blade manufacturing for users of both flight and land-based turbine engines. Sales are to both original equipment manufacturers and the aftermarket.

                                   [FIGURE 6]

     These products and services, many of which are proprietary, require a high degree of engineering sophistication, and often are custom-designed. External economic influences on these products and services relate primarily to spending patterns in the worldwide aerospace industry.

1995 VS. 1994: Sales in the Aerospace Segment increased 6% from $202.9 million in 1994 to $215.7 million in 1995. The gain resulted from increased sales of cargo handling systems in the aftermarket and higher sales in the aerospace controls product line. Within the Sermatech product line, increased sales of Sermatech coatings and turbo-machinery were offset by declines in repair services.

     Over the past year, the company completed a portion of its strategic realignment of the Aerospace Segment, by selling three product lines (two were sold in 1995 and one in January 1996) and forming a joint venture. The three product lines which had sales and operating profit of approximately $50 million and $3 million, respectively, were sold for total proceeds of approximately $40 million in cash and notes. There was no significant effect on results of operations from the two product lines sold in 1995; however, a gain of between $.10 and $.15 per share will be recorded in the first quarter of 1996 for the product line sold subsequent to year end. During the fourth quarter the company formed a joint venture with GE Aircraft Engines to provide fan blade and airfoil repair services. The results of the joint venture, which is 51% owned by the company, did not have a material effect on the 1995 financial statements. Future growth in this Segment will depend upon the successful implementation of a strategy which includes the redeployment of assets in selected aerospace markets, primarily air cargo and turbo-machinery products and services.

     Operating profit more than doubled in 1995 to $12.7 million from $5.4 million in 1994 and operating margin improved from 3% to 6%. The gains resulted from increased volume, cost reduction and productivity improvement efforts made over the past two years and, a reduction in the level of selling, engineering and administrative expenses.

     Assets declined in 1995 due to lower capital expenditures and the sale of assets associated with two divested product lines. The decline was partially offset by inventory increases in the Sermatech product line.

1994 VS. 1993: Sales in 1994 of $202.9 million in the Aerospace Segment were essentially flat as gains from cargo handling systems, ground turbine business and the March 1993 acquisition of Mal Tool & Engineering were offset by declines resulting from the impact of the weak commercial aviation and defense markets.

     Operating profit decreased 64% from $14.9 million in 1993 to $5.4 million in 1994. The major factors contributing to the decline were lower volume in certain of the operating units, costs associated with the reduction in capacity and significant expenditures related to the development of the cargo handling systems business.

                                   [FIGURE 7]

     Assets decreased in 1994 as a result of a decline in plant and equipment, and inventories due to capacity reduction efforts.

LIQUIDITY AND CAPITAL RESOURCES

The company continued to generate high levels of cash from operations. In 1995, cash flows from operating activities were $70.8 million compared with $57.7 million in 1994 and $46.4 million in 1993. The increase in 1995 was due to higher net income and noncash depreciation and amortization. The increase in 1994 was due to higher net income and the timing of income tax and other payments partially offset by an increase in accounts receivable related to volume. In addition to cash from operations, the company has unused credit lines of approximately $100 million to meet its short-term working capital and long-term strategic growth objectives. Also, the company has a favorable debt to total capitalization ratio which provides additional borrowing capacity for future growth. The combination of lower acquisition-related, long-term borrowing and the increase in shareholders' equity resulted in an improvement in the company's debt to total capitalization from 38% in 1994 to 36% in 1995.

     Historically the most significant investment of cash has been payments for businesses acquired. Although minimal during 1995 and 1994, one-half of the company's future growth is expected to come from acquisitions. These payments over the last three years were more than $100 million and generally have been financed through fixed-rate, long-term borrowing.

     Capital expenditures were $30.7 million, $25.3 million and $24.4 million in 1995, 1994 and 1993, respectively, and are adequate to support the ongoing requirements of the company. The expenditures in 1995 are within the company's historical spending patterns of between 3% and 4% of sales and it is expected that this trend will continue into the next year. The 1995 expenditures were primarily for machinery and equipment related to improving productivity within the Medical Segment and increasing capacity in the Commercial Segment. In 1994, expenditures were primarily related to the expansion of capacity within the Commercial Segment.

     In 1995 dividends per share were increased 15% over 1994 to $.60 and aggregated $10.5 million. Dividends per share in 1994 increased 16% to $.52 per share and totaled $8.9 million. Cash dividends have been paid since 1977 and have increased every year since inception of the payment.

     The company's policy has been to use cash from operations to finance capital expenditures and dividend payments and borrowings to finance acquisitions. The combination of cash flows from operations, unused lines of credit and strong financial position provide the company with adequate liquidity for meeting the company's operating and strategic growth needs.

                                   [FIGURE 8]

                                   [FIGURE 9]

SHAREHOLDERS' EQUITY

Shareholders' equity increased 15% to $355.4 million at December 31, 1995 compared with $309.0 million at December 25, 1994. The book value per share at December 31, 1995 increased to $20.26 compared with $17.89 at December 25, 1994.

ENVIRONMENTAL MATTERS

The company is subject to numerous federal, state and local environmental laws and regulations including the Resource Conservation and Recovery Act, Comprehensive Environmental Response, Compensation and Liability Act, the Clean Air Act and, the Clean Water Act. Environmental programs are in place throughout the company which include training, auditing and monitoring to ensure compliance with such laws and regulations. In addition, the company has been named as a Potentially Responsible Party by the Environmental Protection Agency at various sites throughout the country. Environmental costs, including liabilities associated with such sites; and the costs of complying with existing environmental regulations are not expected to result in a liability material to the company's consolidated financial position or results of operations.