Form 10-K405, Exhibit 13
period 1996-12-29
TELEFLEX INC
filed 1997-03-24
CIK 96943

                                                                      Exhibit 13

Teleflex Incorporated and Subsidiaries
CONSOLIDATED STATEMENT OF INCOME


                                                                    Year ended
----------------------------------------------------------------------------------------------
                                                    DECEMBER 29,   December 31,   December 25,
                                                           1996           1995           1994
----------------------------------------------------------------------------------------------
                                                      (Dollars in thousands, except per share)
----------------------------------------------------------------------------------------------
REVENUES                                               $931,183       $912,689       $812,672
----------------------------------------------------------------------------------------------
COSTS AND EXPENSES
Materials, labor and other product costs                640,187        628,027        557,391
Selling, engineering and administrative expenses        190,341        192,430        173,929
Interest expense, net                                    13,876         18,632         18,361
----------------------------------------------------------------------------------------------
                                                        844,404        839,089        749,681
----------------------------------------------------------------------------------------------
Income before taxes                                      86,779         73,600         62,991
Estimated taxes on income                                29,617         24,730         21,795
----------------------------------------------------------------------------------------------
NET INCOME                                             $ 57,162       $ 48,870       $ 41,196
----------------------------------------------------------------------------------------------
EARNINGS PER SHARE                                     $   3.16       $   2.75       $   2.35
----------------------------------------------------------------------------------------------


The accompanying notes are an integral part of the consolidated financial statements.

Teleflex Incorporated and Subsidiaries
CONSOLIDATED BALANCE SHEET


------------------------------------------------------------------------------------------------
                                                                   DECEMBER 29,     December 31,
                                                                          1996             1995
------------------------------------------------------------------------------------------------
                                                                        (Dollars in thousands)
ASSETS
Current assets
  Cash and cash equivalents                                          $  68,618        $  55,654
  Accounts receivable, less allowance for doubtful
    accounts, 1996 - $4,110; 1995 - $3,797                             193,587          186,077
  Inventories                                                          190,696          192,522
  Prepaid expenses                                                      13,120           11,553
------------------------------------------------------------------------------------------------
      Total current assets                                             466,021          445,806
------------------------------------------------------------------------------------------------
Plant assets
  Land and buildings                                                   110,379          104,339
  Machinery and equipment                                              375,277          344,171
------------------------------------------------------------------------------------------------
                                                                       485,656          448,510
  Less accumulated depreciation                                        193,869          176,724
------------------------------------------------------------------------------------------------
      Net plant assets                                                 291,787          271,786
Investments in affiliates                                               17,356           13,557
Intangibles and other assets                                            82,690           54,022
------------------------------------------------------------------------------------------------
                                                                     $ 857,854        $ 785,171
------------------------------------------------------------------------------------------------
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
  Demand loans                                                       $  57,168        $  61,487
  Current portion of long-term borrowings                               13,419           12,731
  Accounts payable                                                      53,728           47,569
  Accrued expenses                                                      55,194           53,836
  Estimated income taxes payable                                        17,157           17,532
------------------------------------------------------------------------------------------------
      Total current liabilities                                        196,666          193,155
Long-term borrowings                                                   195,945          196,844
Deferred income taxes and other                                         56,067           39,808
------------------------------------------------------------------------------------------------
      Total liabilities                                                448,678          429,807
------------------------------------------------------------------------------------------------
Shareholders' equity
  Common shares, $1 par value
    Issued: 1996 - 18,111,321 shares; 1995 - 17,536,967 shares          18,111           17,537
  Additional paid-in capital                                            58,941           49,999
  Retained earnings                                                    336,173          291,067
  Cumulative translation adjustment                                     (4,049)          (3,239)
------------------------------------------------------------------------------------------------
      Total shareholders' equity                                       409,176          355,364
------------------------------------------------------------------------------------------------
                                                                     $ 857,854        $ 785,171
------------------------------------------------------------------------------------------------


The accompanying notes are an integral part of the consolidated financial statements.

Teleflex Incorporated and Subsidiaries
CONSOLIDATED STATEMENT OF CASH FLOWS


                                                                          Year ended
------------------------------------------------------------------------------------------------------
                                                          DECEMBER 29,    December 31,    December 25,
                                                                 1996            1995            1994
------------------------------------------------------------------------------------------------------
                                                                      (Dollars in thousands)
CASH FLOWS FROM OPERATING ACTIVITIES
Net income                                                   $ 57,162        $ 48,870        $ 41,196
Adjustments to reconcile net income to cash flows
  from operating activities:
  Depreciation and amortization                                38,751          37,740          33,019
  Deferred income taxes                                          (711)          1,061           2,050
  (Increase) decrease in accounts receivable                   (9,131)            411         (32,269)
  (Increase) in inventories                                    (3,964)         (9,266)         (4,003)
  (Increase) in prepaid expenses                               (2,191)         (2,142)           (704)
  (Decrease) increase in accounts payable
    and accrued expenses                                       (5,056)        (13,179)         11,641
  (Decrease) increase in estimated income
    taxes payable                                              (1,198)          7,320           6,776
  Gain on disposition of product lines                         (2,055)             --              --
------------------------------------------------------------------------------------------------------
                                                               71,607          70,815          57,706
------------------------------------------------------------------------------------------------------
CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from new borrowings                                   30,824          34,941          14,131
Reduction in long-term borrowings,
  including acquisition debt retired                          (39,114)        (35,693)        (17,054)
(Decrease) increase in current borrowings and
  demand loans                                                 (3,671)          6,130         (13,840)
Proceeds from stock compensation plans                          5,523           7,011           4,837
Dividends                                                     (12,056)        (10,453)         (8,934)
------------------------------------------------------------------------------------------------------
                                                              (18,494)          1,936         (20,860)
------------------------------------------------------------------------------------------------------
CASH FLOWS FROM INVESTING ACTIVITIES
Expenditures for plant assets                                 (40,500)        (30,708)        (25,325)
Payments for businesses acquired                              (26,599)         (9,202)         (4,485)
Proceeds from disposition of product lines and assets          32,140           5,038           6,700
Investments in affiliates                                      (2,568)         (4,172)         (3,251)
Other                                                          (2,622)         (2,147)          2,354
------------------------------------------------------------------------------------------------------
                                                              (40,149)        (41,191)        (24,007)
------------------------------------------------------------------------------------------------------
NET INCREASE IN CASH AND CASH EQUIVALENTS                      12,964          31,560          12,839
Cash and cash equivalents at the beginning of the year         55,654          24,094          11,255
------------------------------------------------------------------------------------------------------
Cash and cash equivalents at the end of the year             $ 68,618        $ 55,654        $ 24,094
------------------------------------------------------------------------------------------------------


The accompanying notes are an integral part of the consolidated financial statements.

Teleflex Incorporated and Subsidiaries
CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY


                                                            Year ended
-----------------------------------------------------------------------------------------
                                           DECEMBER 29,     December 31,     December 25,
                                                  1996             1995             1994
-----------------------------------------------------------------------------------------
                                               (Dollars in thousands, except per share)
COMMON SHARES
Balance, beginning of year                   $  17,537        $  17,277        $  17,084
Shares issued under compensation plans             174              260              193
Shares issued in a merger                          400               --               --
-----------------------------------------------------------------------------------------
Balance, end of year                            18,111           17,537           17,277
-----------------------------------------------------------------------------------------
ADDITIONAL PAID-IN CAPITAL
Balance, beginning of year                      49,999           43,248           38,604
Shares issued under compensation plans           5,349            6,751            4,644
Shares issued in a merger                        3,593               --               --
-----------------------------------------------------------------------------------------
Balance, end of year                            58,941           49,999           43,248
-----------------------------------------------------------------------------------------
RETAINED EARNINGS
Balance, beginning of year                     291,067          252,650          220,388
Net income                                      57,162           48,870           41,196
Cash dividends                                 (12,056)         (10,453)          (8,934)
-----------------------------------------------------------------------------------------
Balance, end of year                           336,173          291,067          252,650
-----------------------------------------------------------------------------------------
CUMULATIVE TRANSLATION ADJUSTMENT
Balance, end of year                            (4,049)          (3,239)          (4,151)
-----------------------------------------------------------------------------------------
TOTAL SHAREHOLDERS' EQUITY                   $ 409,176        $ 355,364        $ 309,024
-----------------------------------------------------------------------------------------
CASH DIVIDENDS PER SHARE                          $.68             $.60             $.52
-----------------------------------------------------------------------------------------


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

  Cash and cash equivalents include funds invested in a variety of liquid short-term investments with an original maturity of three months or less.

  Inventories are stated principally at the lower of average cost or market and consisted of the following:

                                                       1996                 1995
--------------------------------------------------------------------------------
Raw materials                                      $ 72,704             $ 74,281
Work-in-process                                      35,010               40,694
Finished goods                                       82,982               77,547
--------------------------------------------------------------------------------
                                                   $190,696             $192,522
--------------------------------------------------------------------------------

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

ACQUISITIONS, DISPOSITIONS AND JOINT VENTURE

During 1996 the company paid $26,599 to acquire the net assets of various businesses including $15,525 as an advance payment for a 1997 acquisition. In addition, the company issued 400,000 shares of common stock in the fourth quarter of 1996 for all of the outstanding shares of an electro-chemical machining company in a merger accounted for as a pooling of interests. In 1995, $9,202 was paid to purchase the net assets of various businesses. Liabilities of $32,116 and $8,400 were assumed in 1996 and 1995, respectively, in connection with the acquisitions. The assets, liabilities and operating results of these businesses are included in the company's financial statements from their dates of acquisition. Financial position and results of operations would not have been materially different had the acquisitions occurred as of the beginning of the years acquired or had the financial statements been restated for the pooling of interests in 1996.

  During the first quarter of 1996 the company disposed of two product lines for total proceeds of $37,640 including a $5,500 note receivable due in 2003. A pre-tax gain on these dispositions of $2,055 or, $.07 per share after tax has been reported as a reduction of operating expenses in the Consolidated Statement of Income and is included in the Aerospace Segment operating profit. The product lines had sales and operating profit in 1995 of $50,000 and $3,000, respectively.

  In 1995 the company contributed certain assets of the Sermatech repairs business into Airfoil Technologies International LLC, a 51% owned joint venture providing fan blade and airfoil repair services.

BORROWINGS AND LEASES

                                                          1996             1995
--------------------------------------------------------------------------------
Senior Notes at an average
  rate of 6.9% due in installments
  through 2008                                       $  80,000        $  98,000
Deutsche Mark denominated
  notes at an average rate
  of 6.0% due in installments
  through 2001                                          78,496           73,710
Other debt, mortgage notes and capital
  lease obligations, at interest rates
  ranging from 3% to 9%                                 50,868           37,865
--------------------------------------------------------------------------------
                                                       209,364          209,575
Current portion of borrowings                          (13,419)         (12,731)
--------------------------------------------------------------------------------
                                                     $ 195,945        $ 196,844
--------------------------------------------------------------------------------

  The various senior note agreements provide for the maintenance of minimum working capital amounts and ratios and limit the purchase of the company's stock and payment of cash dividends. Under the most restrictive of these provisions, $65,000 of retained earnings was available for dividends at December 29, 1996.

Teleflex Incorporated and Subsidiaries
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Dollars in thousands, except per share)


  The weighted average interest rate on the $57,168 of demand loans due to banks was 5.8% at December 29, 1996. In addition, the company has approximately $200,000 available under several interest rate alternatives in unused lines of credit.

  Interest expense in 1996, 1995 and 1994 did not differ materially from interest paid, nor did the carrying value of year end long-term borrowings differ materially from fair value.

  The aggregate amounts of debt, including capital leases, maturing in each of the four years after 1997 are as follows: 1998 - $46,429; 1999 - $23,093; 2000 -
$30,387; 2001 - $44,212.

  The company has entered into certain operating leases which require minimum annual payments as follows: 1997 - $13,792; 1998 - $12,036; 1999 - $9,994; 2000
- $8,991; 2001 - $7,554. The total rental expense for all operating leases was $13,288, $11,855 and $9,418 in 1996, 1995 and 1994, respectively.

SHAREHOLDERS' EQUITY AND STOCK COMPENSATION PLANS

The authorized capital of the company is comprised of 50,000,000 common shares, $1 par value, and 500,000 preference shares. No preference shares were outstanding during the last three years.

  Options to purchase common stock are awarded at market price on the date of grant and expire no later than 10 years after that date. No compensation expense has been recognized for stock option plans. Earnings per share would have been reduced less than $.02 in both 1996 and 1995 had compensation expense for stock options been determined based on the fair value at the grant date. The weighted average fair value of options granted during 1996 and 1995 of $13.02 and $10.76, respectively, was estimated using the Black-Scholes option-pricing model.

  Officers and key employees held options for the purchase of 1,190,846 shares of common stock at prices ranging from $14.00 to $49.25 per share with a weighted average exercise price of $31.55 per share and a weighted average remaining contractual life of 6 years. Such options are presently exercisable with respect to 724,446 shares at a weighted average exercise price of $26.21. Options to purchase 20,000, 383,000 and 225,500 shares of common stock were granted at weighted average exercise prices of $49.25, $40.69, and $38.58, in 1996, 1995 and 1994, respectively. Options exercised were 125,665, 205,613 and 116,979 at weighted average exercise prices of $26.98, $21.38 and $20.87 in 1996, 1995 and 1994, respectively.

INCOME TAXES

  The provision for income taxes consisted of the following:

                                       1996               1995              1994
--------------------------------------------------------------------------------
Current
  Federal                          $ 22,534           $ 17,323          $ 13,274
  State                               2,438              2,177             1,759
  Foreign                             5,356              4,169             4,712
Deferred                               (711)             1,061             2,050
--------------------------------------------------------------------------------
                                   $ 29,617           $ 24,730          $ 21,795
--------------------------------------------------------------------------------

  The deferred income taxes provided and the balance sheet amounts of $31,971 in 1996 and $28,310 in 1995 related substantially to the methods of accounting for depreciation. Income taxes paid were $28,210, $16,565 and $13,300 in 1996, 1995 and 1994, respectively.

  A reconciliation of the company's effective tax rate to the U.S. statutory rate is as follows:

                                                1996          1995          1994
---------------------------------------------------------------------------------
Tax at U.S. statutory rate                      35.0%         35.0%         35.0%
State income taxes                               1.8           1.9           1.9
Foreign income taxes                             (.5)         (1.0)           .1
Export sales benefit                            (1.7)         (1.7)         (1.6)
Other                                            (.5)          (.6)          (.8)
---------------------------------------------------------------------------------
Effective income tax rate                       34.1%         33.6%         34.6%
---------------------------------------------------------------------------------

PENSIONS

The company has defined benefit plans which provide retirement benefits to eligible employees. Assumptions used in determining the actuarial present value of domestic benefit obligations reflect a weighted average discount rate of 7.7% in 1996 and 1995, an investment rate of 9% and a salary increase of 5%. The assumed discount rate was 6% for foreign plans.

  Pension expense is summarized as follows:

                                           1996            1995            1994
--------------------------------------------------------------------------------
Domestic plans
  Service cost --
  benefits earned
during the year                         $ 2,485         $ 2,554         $ 2,825
  Interest cost on
  projected ben-
  efit obligation                         3,921           3,766           3,718
  Actual return on
  plan assets                            (9,250)         (7,285)            664
  Net amortization
  and deferral                            4,653           3,755          (4,356)
Foreign plans                               360             420             440
--------------------------------------------------------------------------------
                                        $ 2,169         $ 3,210         $ 3,291
--------------------------------------------------------------------------------

Teleflex Incorporated and Subsidiaries
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Dollars in thousands, except per share)

  The following table sets forth the funded status of the plans and the amounts shown in the balance sheet:

                                                         1996              1995
--------------------------------------------------------------------------------
Domestic
  Plan assets at fair value,
    primarily common stock
    and U.S. Government
    obligations                                      $ 58,530          $ 49,194
--------------------------------------------------------------------------------
  Actuarial present value of
    the benefit obligation
    Vested                                            (52,135)          (44,358)
    Non-vested                                         (2,330)           (2,266)
--------------------------------------------------------------------------------
      Accumulated benefit
        obligation                                    (54,465)          (46,624)
  Projected effect of future
    salary increases                                   (6,270)           (5,733)
--------------------------------------------------------------------------------
  Total projected benefit
    obligation                                        (60,735)          (52,357)
--------------------------------------------------------------------------------
  Projected benefit obligation
    in excess of plan assets                           (2,205)           (3,163)
  Unrecognized --
    Prior service cost                                    661              (366)
    Net (gain) loss                                    (4,106)            1,585
    Transition asset                                     (894)           (1,249)
Unfunded foreign pension amounts                       (5,200)           (5,500)
--------------------------------------------------------------------------------
Accrued pension liability                            $(11,744)         $ (8,693)
--------------------------------------------------------------------------------


  In addition to the pension expense in 1996 the company recognized a curtailment expense of $3,840 in connection with the disposition of product lines.

OTHER POSTRETIREMENT BENEFITS

The company provides postretirement medical and other benefits to eligible employees. Assumptions used in determining the expense and benefit obligations include a weighted average discount rate of 7.7% in 1996 and 1995 and an initial health care cost trend rate of 10%, declining to 6% over a period of 5 years. Increasing the health care cost trend rate by one percentage point would increase the accumulated postretirement benefit obligation by $1,201 and would increase the 1996 postretirement benefit expense by $129.

  Postretirement benefit expense is summarized as follows:

                                          1996      1995     1994
-----------------------------------------------------------------
Service cost -- benefits
  earned during the year                $  148    $  250   $  399
Interest cost on accumulated
  postretirement benefit obligation        805     1,127    1,402
Net amortization and deferral              104       566      776
-----------------------------------------------------------------
                                        $1,057    $1,943   $2,577
-----------------------------------------------------------------

  The following table sets forth the accumulated obligation of the plans and the amounts shown in the balance sheet:

                                                         1996              1995
--------------------------------------------------------------------------------
Accumulated postretirement
  benefit obligation:
  Retirees                                           $ (8,639)         $ (7,840)
  Fully eligible active plan
    participants                                       (1,306)             (869)
  Other active plan participants                       (3,360)           (3,048)
--------------------------------------------------------------------------------
                                                      (13,305)          (11,757)
Unrecognized --
  Prior service cost                                     (541)             (547)
  Transition obligation                                 6,698            10,900
  Actuarial net gain                                   (2,705)           (3,824)
--------------------------------------------------------------------------------
Accrued postretirement liability                     $ (9,853)         $ (5,228)
--------------------------------------------------------------------------------

  In addition to the postretirement benefit expense in 1996 the company recognized a curtailment expense of $4,471 in connection with the disposition of product lines.

BUSINESS SEGMENTS AND OTHER INFORMATION

Reference is made to pages 30 through 33 for a summary of operations by business segment.

  A summary of revenues, identifiable assets and operating profit relating to the company's foreign operations, substantially European, is as follows:

                                            1996            1995            1994
--------------------------------------------------------------------------------
Revenues                                $314,141        $283,892        $221,145
Identifiable assets                     $326,993        $281,429        $249,000
Operating profit                        $ 28,408        $ 27,053        $ 22,600
--------------------------------------------------------------------------------

  Export sales from the United States to unaffiliated customers approximated $98,500, $90,200 and $92,200 for 1996, 1995 and 1994, respectively. Export sales included $41,200, $39,900 and $30,600 to Canada in 1996, 1995 and 1994,
respectively.

REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Shareholders
Teleflex Incorporated

In our opinion, the consolidated financial statements appearing on pages 21 through 33 of this Annual Report present fairly, in all material respects, the financial position of Teleflex Incorporated and its subsidiaries at December 29, 1996 and December 31, 1995 and the results of their operations and their cash flows for each of the three years in the period ended December 29, 1996, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.



/s/ Price Waterhouse LLP

Price Waterhouse LLP
Philadelphia, Pennsylvania
February 12, 1997

QUARTERLY FINANCIAL DATA
(unaudited)


                                                         Quarter ended
------------------------------------------------------------------------------------------
(Dollars in thousands, except per share)
                                        March           June          Sept.           Dec.
------------------------------------------------------------------------------------------
1996
------------------------------------------------------------------------------------------
Revenues                             $234,448       $238,394       $215,144       $243,197
Gross profit                           73,338         75,104         66,371         76,183
Income before taxes                    22,816         23,181         15,413         25,369
Net income                             14,852         15,137         10,049         17,124
Earnings per share                        .83            .84            .56            .93
Cash dividends per share                 .155           .175           .175           .175
Price range of common stock     39 1/2-46 3/4  42 1/2-48 5/8          44-50      46 3/4-52
------------------------------------------------------------------------------------------
1995
------------------------------------------------------------------------------------------
Revenues                             $226,893       $233,888       $210,340       $241,568
Gross profit                           71,774         74,224         64,464         74,200
Income before taxes                    18,974         20,467         12,696         21,463
Net income                             12,333         13,304          8,252         14,981
Earnings per share                        .70            .75            .46            .84
Cash dividends per share                 .135           .155           .155           .155
Price range of common stock     40 3/8-40 1/2  39 5/8-45 3/4  38 1/4-45 5/8      38-44 7/8
------------------------------------------------------------------------------------------
1994
------------------------------------------------------------------------------------------
Revenues                             $191,084       $209,456       $193,367       $218,765
Gross profit                           58,508         64,765         59,765         72,243
Income before taxes                    15,330         17,194         11,380         19,087
Net income                              9,965         11,176          7,397         12,658
Earnings per share                        .57            .64            .42            .72
Cash dividends per share                 .115           .135           .135           .135
Price range of common stock         36 1/8-40      32 1/8-37  32 3/8-39 3/4  31 3/4-40 1/4
------------------------------------------------------------------------------------------

Teleflex Incorporated and Subsidiaries
SELECTED FINANCIAL AND INDUSTRY SEGMENT DATA


----------------------------------------------------------------------------------------------
                                                            1996          1995          1994
----------------------------------------------------------------------------------------------
SUMMARY OF OPERATIONS
Revenues
   Commercial                                           $422,443      $403,637      $356,708
   Medical                                               307,555       293,341       253,020
   Aerospace                                             201,185       215,711       202,944
----------------------------------------------------------------------------------------------
      Net sales                                          931,183       912,689       812,672
   Other income(a)                                            --            --            --
----------------------------------------------------------------------------------------------
      Total revenues                                    $931,183      $912,689      $812,672
----------------------------------------------------------------------------------------------
Operating profit
   Commercial                                           $ 57,849      $ 59,719      $ 53,324
   Medical                                                34,630        30,237        32,386
   Aerospace                                              21,007        12,683         5,367
----------------------------------------------------------------------------------------------
                                                         113,486       102,639        91,077
Less:
   Interest expense, net                                  13,876        18,632        18,361
   Corporate expenses, net of other income                12,831        10,407         9,725
----------------------------------------------------------------------------------------------
Income before taxes                                       86,779        73,600        62,991
Estimated taxes on income                                 29,617        24,730        21,795
----------------------------------------------------------------------------------------------
Net income                                              $ 57,162      $ 48,870      $ 41,196
----------------------------------------------------------------------------------------------
Earnings per share                                      $   3.16      $   2.75      $   2.35
Cash dividends per share                                $    .68      $    .60      $    .52
Net income from operations as a percent of revenues          6.1%          5.4%          5.1%
Percent of net sales
   Commercial                                                 45%           44%           44%
   Medical                                                    33%           32%           31%
   Aerospace                                                  22%           24%           25%
Average number of common and common equivalent
   shares outstanding                                     18,099        17,787        17,530
Average number of employees                                9,373         9,553         8,740
----------------------------------------------------------------------------------------------

                           SALES BY BUSINESS SEGMENT
                                   (millions)




            Aerospace            Medical        Commercial           Total
            ---------            -------        ----------           -----
1985              70.3                  0.0             101.5           171.8
1986              83.1                 21.3             109.8           214.2
1987             113.5                 26.0             130.3           269.8
1988             132.4                 38.0             153.2           323.6
1989             139.2                 42.4             174.0           355.6
1990             162.7                115.8             162.6           441.1
1991             180.4                130.5             168.6           479.5
1992             177.3                179.4             210.4           567.1
1993             202.1                180.6             284.1           666.8
1994             202.9                253.0             356.7           812.6
1995             215.7                293.4             403.6           912.7
1996             201.2                307.6             422.4           931.2

Teleflex Incorporated and Subsidiaries
SELECTED FINANCIAL AND INDUSTRY SEGMENT DATA (continued)


--------------------------------------------------------------------------------------------------------------------
                                                            1993          1992            1991          1990
--------------------------------------------------------------------------------------------------------------------
                                              (Dollars and shares in thousands, except per share and employee data)
SUMMARY OF OPERATIONS
Revenues
   Commercial                                           $284,106      $210,464        $168,598      $162,646
   Medical                                               180,623       179,376         130,540       115,756
   Aerospace                                             202,067       177,292         180,399       162,731
--------------------------------------------------------------------------------------------------------------------
      Net sales                                          666,796       567,132         479,537       441,133
   Other income(a)                                            --         3,206           3,472         3,080
--------------------------------------------------------------------------------------------------------------------
      Total revenues                                    $666,796      $570,338        $483,009      $444,213
--------------------------------------------------------------------------------------------------------------------
Operating profit
   Commercial                                           $ 37,794      $ 25,754        $ 19,996      $ 22,224
   Medical                                                21,486        25,463          19,900        16,183
   Aerospace                                              14,906        16,100          21,722        20,781
--------------------------------------------------------------------------------------------------------------------
                                                          74,186        67,317          61,618        59,188
Less:
   Interest expense, net                                  14,466        15,482          13,765        12,401
   Corporate expenses, net of other income                 7,410         3,185           2,519         3,880
--------------------------------------------------------------------------------------------------------------------
Income before taxes                                       52,310        48,650          45,334        42,907
Estimated taxes on income                                 18,624        16,638          15,527        14,340
--------------------------------------------------------------------------------------------------------------------
Net income                                              $ 33,686      $ 32,012(b)     $ 29,807      $ 28,567
--------------------------------------------------------------------------------------------------------------------
Earnings per share                                      $   1.95      $   1.87(b)     $   1.77      $   1.73
Cash dividends per share                                $    .45      $    .42        $    .39      $    .35
Net income from operations as a percent of revenues          5.1%          5.6%            6.2%          6.4%
Percent of net sales
   Commercial                                                 43%           37%             35%           37%
   Medical                                                    27%           32%             27%           26%
   Aerospace                                                  30%           31%             38%           37%
Average number of common and common equivalent
   shares outstanding                                     17,267        17,132          16,850        16,476
Average number of employees                                7,920         6,920           6,160         5,860
--------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------------
                                                            1989          1988          1987          1986
--------------------------------------------------------------------------------------------------------------------
                                               (Dollars and shares in thousands, except per share and employee data)
SUMMARY OF OPERATIONS
Revenues
   Commercial                                           $173,957      $153,144      $130,310      $109,811
   Medical                                                42,406        38,032        25,928        21,314
   Aerospace                                             139,262       132,413       113,540        83,057
--------------------------------------------------------------------------------------------------------------------
      Net sales                                          355,625       323,589       269,778       214,182
   Other income(a)                                         4,441         4,634         1,988         3,965
--------------------------------------------------------------------------------------------------------------------
      Total revenues                                    $360,066      $328,223      $271,766      $218,147
--------------------------------------------------------------------------------------------------------------------
Operating profit
   Commercial                                           $ 22,025      $ 26,794      $ 25,239      $ 19,993
   Medical                                                 5,782         3,755         2,107           168
   Aerospace                                              20,711        16,548        15,095        14,090
--------------------------------------------------------------------------------------------------------------------
                                                          48,518        47,097        42,441        34,251
Less:
   Interest expense, net                                   6,886         6,225         4,886         3,679
   Corporate expenses, net of other income                 2,395         4,493         5,894         3,642
--------------------------------------------------------------------------------------------------------------------
Income before taxes                                       39,237        36,379        31,661        26,930
Estimated taxes on income                                 12,440        12,370        11,990        10,500
--------------------------------------------------------------------------------------------------------------------
Net income                                              $ 26,797      $ 24,009      $ 19,671      $ 16,430
--------------------------------------------------------------------------------------------------------------------
Earnings per share                                      $   1.63      $   1.48      $   1.20      $   1.01
Cash dividends per share                                $    .31      $    .26      $    .22      $    .18
Net income from operations as a percent of revenues          7.4%          7.3%          7.2%          7.5%
Percent of net sales
   Commercial                                                 49%           47%           48%           51%
   Medical                                                    12%           12%           10%           10%
   Aerospace                                                  39%           41%           42%           39%
Average number of common and common equivalent
   shares outstanding                                     16,403        16,243        16,459        16,315
Average number of employees                                5,080         4,350         3,760         3,300
--------------------------------------------------------------------------------------------------------------------

(a) Beginning in 1993, other income, which was insignificant, has been reclassified as an offset to interest expense and corporate expenses.

(b) Excludes an increase in net income of $860, or $.05 per share as a result of a change in accounting for income taxes.

                      OPERATING PROFIT BY BUSINESS SEGMENT
                                   (millions)

            Aerospace            Medical         Commercial          Total
            ---------            -------         ----------          -----
1985              13.5                  0.0              15.2            28.7
1986              14.1                  0.2              20.0            34.3
1987              15.1                  2.1              25.2            42.4
1988              16.5                  3.8              26.8            47.1
1989              20.7                  5.8              22.0            48.5
1990              20.8                 16.2              22.2            59.2
1991              21.7                 19.9              20.0            61.6
1992              16.1                 25.5              25.7            67.3
1993              14.9                 21.5              37.8            74.2
1994               5.4                 32.4              53.3            91.1
1995              12.7                 30.2              59.7           102.6
1996              21.0                 34.6              57.9           113.5


Teleflex Incorporated and Subsidiaries
SELECTED FINANCIAL AND INDUSTRY SEGMENT DATA (continued)


--------------------------------------------------------------------------------
                                               1996          1995         1994
--------------------------------------------------------------------------------
FINANCIAL POSITION
Identifiable assets
   Commercial                              $227,594      $201,808      $184,971
   Medical                                  320,699       331,349       311,547
   Aerospace                                194,305       183,636       188,348
   Corporate                                115,256        68,378        25,923
--------------------------------------------------------------------------------
   Total assets                            $857,854      $785,171      $710,789
--------------------------------------------------------------------------------
Capital expenditures
   Commercial                              $ 12,821      $ 15,445      $ 13,489
   Medical                                 $ 10,421      $ 12,107      $  7,029
   Aerospace                               $ 16,767      $  2,794      $  4,538
Depreciation and amortization
   Commercial                              $ 11,907      $ 11,446      $  9,930
   Medical                                 $ 16,267      $ 15,087      $ 11,694
   Aerospace                               $  9,827      $ 10,471      $ 10,771

Long-term borrowings                       $195,945      $196,844      $190,499
Shareholders' equity                       $409,176      $355,364      $309,024
Working capital                            $269,355      $252,651      $220,544

Current ratio                                   2.4           2.3           2.3
Book value per share                       $  22.59      $  20.26      $  17.89

Return on average shareholders' equity         15.0%         14.7%         14.2%
--------------------------------------------------------------------------------

Teleflex Incorporated and Subsidiaries
SELECTED FINANCIAL AND INDUSTRY SEGMENT DATA (continued)




----------------------------------------------------------------------------------------------------------------------------------
                                               1993       1992       1991       1990       1989       1988       1987       1986
----------------------------------------------------------------------------------------------------------------------------------
                                                        (Dollars in thousands, except per share)
FINANCIAL POSITION
Identifiable assets
   Commercial                              $158,206   $142,041   $101,187   $ 84,678   $ 90,557   $ 83,601   $ 60,099   $ 51,342
   Medical                                  266,239    206,562    194,609    147,954    125,635     34,819     28,997     19,715
   Aerospace                                202,130    142,523    141,104    143,419    130,762    107,524    108,769     85,173
   Corporate                                 14,001     43,805     40,793     49,049     19,708     38,172     28,042     28,932
----------------------------------------------------------------------------------------------------------------------------------
   Total assets                            $640,576   $534,931   $477,693   $425,100   $366,662   $264,116   $225,907   $185,162
----------------------------------------------------------------------------------------------------------------------------------
Capital expenditures
   Commercial                              $  7,967   $  7,386   $  7,505   $  5,581   $  5,507   $  8,880   $  6,065   $  9,289
   Medical                                 $  7,361   $  5,316   $  7,138   $  4,236   $  2,373   $    960   $  2,360   $  1,436
   Aerospace                               $  8,865   $  6,384   $  5,585   $  7,166   $ 10,701   $  5,228   $  6,446   $  4,722
Depreciation and amortization
   Commercial                              $  9,251   $  6,262   $  5,633   $  5,369   $  4,715   $  3,675   $  3,038   $  2,238
   Medical                                 $  8,030   $  6,505   $  4,725   $  3,999   $  1,693   $  1,455   $  1,097   $  1,003
   Aerospace                               $ 10,176   $  8,002   $  7,366   $  7,024   $  5,777   $  5,556   $  5,272   $  3,682

Long-term borrowings                       $183,504   $134,600   $119,370   $112,941   $106,128   $ 57,104   $ 55,013   $ 37,578
Shareholders' equity                       $269,790   $240,467   $211,702   $187,875   $160,038   $136,328   $115,517   $100,573
Working capital                            $171,397   $166,803   $131,589   $133,840   $112,325   $ 98,217   $ 90,270   $ 69,723

Current ratio                                   2.1        2.4        2.1        2.3        2.4        2.6        2.8        2.7
Book value per share                       $  15.79   $  14.25   $  12.73   $  11.44   $   9.87   $   8.49   $   7.25   $   6.25

Return on average shareholders' equity         13.2%      14.2%      14.9%      16.4%      18.1%      19.1%      18.2%      17.8%
-----------------------------------------------------------------------------------------------------------------------------------

Teleflex Incorporated and Subsidiaries
1996 FINANCIAL REVIEW


OVERVIEW

The company's major financial objectives are to achieve a 15% to 20% growth rate in revenues and net income and to generate a 20% return on average shareholders' equity. Over the past five years the compounded growth rates for both sales and net income have been 14% and return on shareholders' equity has averaged 14%. While the revenue growth objective was not achieved in 1996 net income was within or above the 15% to 20% growth rate target for the third consecutive year and return on average shareholders' equity showed a fractional improvement to 15%. In 1994 and prior, the growth rates were tempered by the relatively weak economy first in the United States and then in Europe, and the downward cycle in both the military and commercial aerospace markets. Additionally, during that time period the company invested heavily, primarily through acquisition, to build the Medical Segment.

  The company is also committed to maintaining a reason-able balance among its three segments -- Commercial, Medical and Aerospace. Balance reduces dependence on any one segment, allows for investment at the bottom of a segment's operating cycle and gives the company a broader base of markets in which to grow. As a result, the company's total operating profit has increased in each of the past five years despite cyclical downturns in the segments.

  The company intends to achieve its growth objectives through both internal development of new products and new markets for existing products as well as through external means. It is expected that half of the growth over time will be achieved internally through growth of core product lines and the remainder externally, primarily through acquisitions. Over the past five years, the company's internal growth accounted for less than half of its overall growth. During the same time, the company invested approximately $250 million in acquisitions which have contributed the remainder of the growth.

  Acquisitions, while adding initially to sales, generally do not contribute proportionately to earnings in the early years. In these years, earnings generally are reduced by up-front costs such as interest, depreciation and amortization and, in many instances, the expenses of integrating a newly-acquired business into an existing operation.

  Historically, operations have generated sufficient cash flow to finance the company's operating requirements while borrowings have been incurred largely to finance acquisitions. Over the past five years, cash flow from operations has totaled nearly $300 million. This healthy cash flow also provides for the payment of dividends and enables the company to continue to upgrade plant and equipment. While not particularly capital intensive, the company's businesses spend approximately 4% of net sales annually on plant and equipment. With respect to dividends, the company's policy is to pay 20% of trailing twelve months' earnings. This policy has been followed since the first cash dividend payment was made in 1977.

REVENUES
(millions)


1991            483.0
1992            570.3
1993            666.8
1994            812.7
1995            912.7
1996            931.2

  The company generally has maintained conservative levels of long-term debt ranging from 30% to 40% of total capitalization. However, it is not inconceivable that debt may range up to 50% of capitalization for a limited period in order to finance acquisitions. The company finances foreign operations and acquisitions mostly in their local currencies, thus reducing the overall risk of exchange rate fluctuations. As a result, approximately 60% of the company's short and long-term debt is denominated in currencies other than the U.S. dollar. In summary, the company believes its strong financial position, healthy cash flows from operations and unused debt capacity provide it with adequate financial resources and flexibility to pursue its long-term strategic growth objectives.

RESULTS OF OPERATIONS

1996 VS. 1995: Revenues increased 2% in 1996 to $931.2 million from $912.7 million in 1995. The increase was the result of gains in the Commercial and Medical segments which offset a decline in the Aerospace Segment brought about by several product line dispositions. Excluding the dispositions, sales increased 8% in 1996 of which acquisitions accounted for less than half. For 1996 the Commercial, Medical and Aerospace segments comprised 45%, 33% and 22% of the company's net sales, respectively. Foreign operations represented 34% of the company's revenues, increased 11% over 1995 and were not significantly affected by changes in foreign currency exchange rates.

  Gross profit margin remained relatively flat in 1996 as increases in the Aerospace Segment and, to a lesser extent, the Medical Segment offset a decline in the Commercial Segment. Selling, engineering and administrative expenses declined from 21% of sales in 1995 to 20% of sales in 1996 resulting from improvements in all three segments, particularly Aerospace.

  Operating profit increased 11% in 1996 to $113.5 million from $102.6 million in 1995 and operating profit as a percentage of sales (operating margin) increased to 12% from 11%. Increases in both operating profit and margins in the Aerospace Segment and, to a lesser extent, the Medical Segment more than offset declines in the Commercial Segment. For 1996, the Commercial, Medical and Aerospace segments comprised 51%, 31% and 18% of the company's operating profit, respectively.

  Net income in 1996 increased 17% to $57.2 million and earnings per share increased 15% to $3.16 from $2.75 in 1995. The Aerospace product line dispositions resulted in a $.07 increase in earnings per share in 1996.

1995 VS. 1994: Revenues increased 12% in 1995 to $912.7 million from $812.7 million in 1994. The increase was attributable to gains in each of the company's three segments. For 1995, the Commercial, Medical and Aerospace segments comprised 44%, 32% and 24% of the company's net sales, respectively. Growth in the company's core businesses accounted for approximately 60% of the increase in sales, while acquisitions in the Commercial and Medical segments contributed the remainder. Foreign operations represented 31% of the company's revenues and increased 28% over 1994. The increase in foreign sales resulted from internal growth, acquisitions, and to a much lesser extent, stronger foreign currencies.

  Gross profit margin remained relatively flat in 1995 as the gain in the Aerospace Segment offset slight declines in the Medical and Commercial segments. Selling, engineering and administrative expenses decreased slightly as a percentage of sales due primarily to a reduction of expenses combined with an increase in sales in the Aerospace Segment.

  Operating profit increased 13% in 1995 to $102.6 million from $91.1 million in 1994. Increases in the Aerospace and Commercial segments more than offset the decline in the Medical Segment. For 1995 the Commercial, Medical and Aerospace segments comprised 58%, 30% and 12% of the company's operating profit, respectively. In 1995 operating margin remained unchanged as the increase in the Aerospace Segment offset a decline in the Medical Segment.

  Net income in 1995 increased 19% to $48.9 million while earnings per share increased 17% to $2.75 from $2.35 in 1994.

INTEREST EXPENSE AND INCOME TAX EXPENSE

Interest expense which is presented net of interest income, declined in 1996 due to lower interest rates on total borrowings and increased interest income on higher cash balances during the year. Interest expense increased slightly in 1995 resulting from additional borrowings, incurred primarily to support foreign operations, offset by lower rates. Interest expense as a percent of sales decreased in 1996 to 1.5% from 2% in 1995.

  The effective income tax rate was 34.1% in 1996 compared with 33.6% in 1995 and 34.6% in 1994. Both the increase in 1996 over 1995 and the decrease in 1995 from 1994 are attributable to changes in the mix of the company's foreign income.

COMMERCIAL SEGMENT

The Commercial Segment designs and manufactures proprietary mechanical controls for the automotive market; mechanical, electrical and hydraulic controls, and electronic products for the pleasure marine market; and proprietary products for the fluid transfer and outdoor power equipment markets.

  Products in the Commercial Segment generally are less complex and are produced in higher unit volume than those of the company's other two segments. They are manufactured both for general distribution as well as custom fabricated to meet individual customer needs. Consumer spending patterns generally influence the market trends for these products.

OPERATING PROFIT
(millions)



1991               61.6
1992               67.3
1993               74.2
1994               91.1
1995              102.6
1996              113.5

1996 VS. 1995: Sales in the Commercial Segment increased 5% in 1996 from $403.6 million to $422.4 million reflecting an increase in the Automotive product line which more than offset a decline in the Marine product line while Industrial product line sales were flat. The Automotive product line sales increased from acquisitions in both 1995 and the fourth quarter of 1996 and, to a lesser extent, from internal growth generated by additional volume to North American based original equipment manufacturers. Within the Marine product line, a decrease in sales of marine electronic products was nearly offset by an increase in sales of controls and by sales of new products. Sales were flat in 1996 compared with 1995 in the Industrial product line as increased sales of flexible hose offset declines in volume of light-duty cable controls brought about by weakness in the outdoor power equipment market.

  Operating profit decreased 3% in 1996 to $57.8 million from $59.7 million and operating margin declined to 14% from 15%. Operating profit and operating margin were lower in all product lines in this Segment with the exception of the Automotive product line which increased its operating profit. The increased operating profit in the Automotive product line resulted from the acquisitions while operating margin declined because of the continued downward pressure on prices and the integration of the acquisitions into the existing business. Within the Marine product line the declines were the result of the reduced volume of marine electronic products and additional expenses associated with investments in new products. The decreases in the Industrial product line were the result of start-up costs incurred in connection with customer focused manufacturing facilities in the U.K. and Tennessee.

  Assets increased in 1996 due primarily to a fourth quarter acquisition of a U.K. manufacturer of automotive cable controls.

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

  Operating profit increased 12% to $59.7 million in 1995 from $53.3 million in 1994 generally as a result of volume improvements in all three product lines. Operating margin remained relatively constant in 1995 as an increase in the Marine product line, due in part to lower manufacturing costs of electronic products, was offset by declines in the Automotive product line from a very strong 1994 and, to a lesser extent, the Industrial product line. In the Automotive product line, productivity improvements have not yet fully offset the costs of integrating a 1995 acquisition into the existing operations nor the downward pressure on sales prices. In the Industrial product line, slightly lower operating margins were the result of expansion costs incurred to support future sales growth in flexible hose and light-duty cable products.

NET INCOME
(millions)


1991            29.8
1992            32.0
1993            33.7
1994            41.2
1995            48.9
1996            57.2


  The Commercial Segment's assets increased 9% in 1995 due to the acquisitions, capital expenditures, and an increase in inventory related to volume, offset by a decline in accounts receivable.

MEDICAL SEGMENT

The Medical Segment manufactures and distributes a broad range of invasive disposable and reusable devices for the urology, gastroenterology, anesthesiology and respiratory care markets worldwide. It also manufactures general and specialized surgical instruments, and provides instrument management services.

  Products in the Medical Segment generally are required to meet exacting standards of performance and have long product life cycles. External economic influences on sales relate primarily to spending patterns in the worldwide medical devices and supplies market. The hospital supply product line conducts its business primarily outside the United States and accordingly, its sales and profits are subject to changes from foreign exchange rate movements. The surgical devices product line operates mostly within the United States and conducts its business primarily in U.S. dollars.

1996 VS. 1995: In 1996 the Medical Segment sales increased 5% to $307.6 million from $293.3 million from geographic expansion of hospital supply sales in certain European markets and, to a lesser extent, sales of new products. Sales in the surgical devices product line were unchanged from the prior year while sales in the OEM product line improved modestly.

  Operating profit increased 15% in 1996 to $34.6 million from $30.2 million and operating margin improved to 11% from 10%. The operating profit and operating margin of both the hospital supply and surgical devices product lines increased in 1996. Higher volume and lower manufacturing costs in hospital supply, cost reduction efforts initiated during the prior year in surgical devices and a reduction of administrative expenses in both product lines resulted in the improvements. Future improvement in the Medical Segment operating margin is primarily dependent on the success of the company's ongoing programs to integrate several acquisitions and to increase productivity in both product lines.

  Assets decreased in 1996 due to a reduction of inventory primarily in the surgical devices product line and weaker foreign currencies.

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

  Operating profit declined 7% in 1995 to $30.2 million compared with $32.4 million in 1994 and operating margin was also lower. Slower than expected improvement in businesses acquired over the last several years, development and start up costs of new products which had not contributed significantly to sales volume, costs associated with changing to a direct selling approach in several markets and, a $1.2 million severance charge combined to result in the reduction.

  Assets increased in 1995 due to the effects of stronger foreign currencies, higher inventory in the hospital supply product line related to volume and support of the direct selling effort.

AEROSPACE SEGMENT

The Aerospace Segment serves the commercial aerospace and turbine engine markets. Its businesses design and manufacture precision controls and cargo systems for aviation; provide coatings, repair services and manufactured components for users of both flight and land-based turbine engines. Sales are both to original equipment manufacturers and the aftermarket.

  These products and services, many of which are proprietary, require a high degree of engineering sophistication, and often are custom-designed. External economic influences on these products and services relate primarily to spending patterns in the worldwide aerospace industry.

1996 VS. 1995: During the first quarter of 1996, the company disposed of two product lines in the Aerospace Segment for proceeds of $37.6 million resulting in a $2.1 million pre-tax gain. The gain has been reported as a reduction of operating expenses in the Statement of Income and is included in the Aerospace Segment operating profit. The product lines had combined sales and operating profit in 1995 of $50.0 million and $3.0 million, respectively. The dispositions were part of the structural realignment in the Aerospace Segment which began in 1995.

  Sales in the Aerospace Segment decreased 7% from $215.7 million in 1995 to $201.2 million in 1996. Excluding the dispositions, sales increased 21% in 1996. The increase resulted from gains in all product lines including air cargo systems, aerospace controls and more significantly, the

DIVIDENDS PER SHARE
(dollars)


1991                  0.39
1992                  0.42
1993                  0.45
1994                  0.52
1995                  0.60
1996                  0.68

Sermatech product lines which include coatings, repairs and manufactured components. The increase in sales of manufactured components which includes both flight and ground based turbine engine products was aided by the fourth quarter merger with an electro-chemical machining company with sales of approximately $24.0 million in 1995. This merger in the fourth quarter of 1996 and the formation in 1995 of a joint venture in the repairs product line are part of the strategy within the Aerospace Segment to redeploy assets to selected markets, primarily in the air cargo and Sermatech product lines. Sales are expected to increase in 1997 as a result of the merger and the expansion of the commercial aerospace market.

  Operating profit in 1996 increased 66% from $12.7 million to $21.0 million and operating margin increased from 6% to 10%. These gains were the result of the volume increases, improvements in the repairs product line, the ongoing cost reduction and productivity improvement efforts and the gain on disposition of the product lines. Operating profit and operating margin in the Aerospace Segment have improved significantly from their 1994 lows of $5.4 million and 3%, respectively. Although this Segment will continue to emphasize profit and margin improvement, future gains in operating margin are expected to be more modest as costs, including those to assimilate acquisitions, are incurred in connection with additional investments in aerospace markets.

  Assets increased in 1996 from the merger and additional inventory related to the repairs product line partially offset by the sale of assets associated with the divested product lines.

1995 VS. 1994: Sales in the Aerospace Segment increased 6% from $202.9 million in 1994 to $215.7 million in 1995. The gain resulted from increased sales of air cargo systems in the aftermarket and higher sales in the aerospace controls product line. Within the Sermatech product lines, increased sales of coatings and manufactured components were offset by declines in repairs.

  Operating profit more than doubled in 1995 to $12.7 million from $5.4 million in 1994 and operating margin improved from 3% to 6%. The gains resulted from increased volume, cost reduction and productivity improvement efforts made over the past two years and, a reduction in the level of selling, engineering and administrative expenses.

  Assets declined in 1995 due to lower capital expenditures and the sale of assets associated with two divested product lines. The decline was partially offset by inventory increases in the Sermatech product lines.

LIQUIDITY AND CAPITAL RESOURCES

The company continued to generate high levels of cash from operations. In 1996, cash flows from operating activities were $71.6 million compared with $70.8 million in 1995 and $57.7 million in 1994. The increase in 1996

CAPITAL EXPENDITURES
(millions)


         Aerospace        Medical         Commercial        Total
         ---------        -------         ----------        -----
1991            5.6             7.1             7.5             20.2
1992            6.4             5.3             7.4             19.1
1993            8.9             7.3             8.0             24.2
1994            4.5             7.1            13.5             25.1
1995            2.8            12.1            15.4             30.3
1996           16.8            10.4            12.8             40.0


is due to higher net income offset by the timing of working capital needs primarily accounts receivable related to volume and the non-cash gain on disposition of product lines. The increase in 1995 was due to higher net income and non-cash depreciation and amortization. In addition to cash from operations, the company has unused credit lines of approximately $200 million to meet its short-term working capital and long-term strategic growth objectives. Also, the company has a favorable debt to total capitalization ratio which provides additional borrowing capacity for future growth. The combination of lower long-term borrowings and the increase in shareholders' equity resulted in an improvement in the company's debt to total capitalization from 36% in 1995 to 32% in 1996.

  Historically the most significant investment of cash has been payments for businesses acquired. Although minimal during 1996 and 1995, one-half of the company's future growth is expected to come from acquisitions. These investments, including liabilities assumed, over the last five years were approximately $250 million and generally have been financed through fixed-rate, long-term borrowings.

  Capital expenditures were $40.5 million, $30.7 million and $25.3 million in 1996, 1995 and 1994, respectively, and are adequate to support the ongoing requirements of the company. The expenditures in 1996 are within the company's historical spending pattern of approximately 4% of sales. In 1996 the expenditures were related primarily to capacity expansion efforts in the Aerospace Segment which during the prior two years had a relatively low level of capital additions. The increasing capital expenditures trend in the Aerospace Segment will continue into 1997. The construction of a new plant in Singapore to serve the repairs product line and ongoing capacity expansion projects will result in capital expenditure levels which could be higher than the historical spending pattern. Capital expenditures in the Commercial and Medical segments in 1996 were related to new product tooling and productivity improvements. The 1995 expenditures were primarily for machinery and equipment related to improving productivity within the Medical Segment and increasing capacity in the Commercial Segment.

  In 1996 dividends per share were increased 13% over 1995 to $.68 and aggregated $12.1 million. Dividends per share in 1995 increased 15% to $.60 per share and totaled $10.5 million. Cash dividends have been paid since 1977 and have increased every year since inception of the payment.

CASH FLOW
FROM OPERATIONS
(millions)


1991               31.8
1992               43.7
1993               46.4
1994               57.7
1995               70.8
1996               71.6

CAPITALIZATION
(millions)



                Equity      Long Term Debt      Total
                ------      --------------      -----
1991            211.7           119.4           331.1
1992            240.5           134.6           375.1
1993            269.8           183.5           453.3
1994            309.0           190.5           499.5
1995            355.4           196.8           552.2
1996            409.2           195.9           605.1

  The company's policy has been to use cash from operations to finance capital expenditures and dividend payments and borrowings to finance acquisitions. The combination of cash flows from operations, unused lines of credit and strong financial position provide the company with adequate liquidity for meeting the company's operating and strategic growth needs.

SHAREHOLDERS' EQUITY

Shareholders' equity increased 15% to $409.2 million at December 29, 1996 compared with $355.4 million at December 31, 1995. The book value per share at December 29, 1996 increased to $22.59 compared with $20.26 at December 31, 1995.

ENVIRONMENTAL MATTERS

The company is subject to numerous federal, state and local environmental laws and regulations including the Resource Conservation and Recovery Act, Comprehensive Environmental Response, Compensation and Liability Act, the Clean Air Act and, the Clean Water Act. Environmental programs are in place throughout the company which include training, auditing and monitoring to ensure compliance with such laws and regulations. In addition, the company has been named as a Potentially Responsible Party by the Environmental Protection Agency at various sites throughout the country. Environmental costs, including liabilities associated with such sites, and the costs of complying with existing environmental regulations are not expected to result in a liability material to the company's consolidated financial position or results of operations.