Form 10-K, Exhibit 13
period 1997-12-28
TELEFLEX INC
filed 1998-03-26
CIK 96943

                     TELEFLEX INCORPORATED AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF INCOME


                                                                                 Year ended
-------------------------------------------------------------------------------------------------------------
                                                           DECEMBER 28,      December 29,        December 31,
                                                                   1997              1996                1995
-------------------------------------------------------------------------------------------------------------
                                                                  (Dollars in thousands, except per share)
REVENUES                                                     $1,145,773          $931,183            $912,689
-------------------------------------------------------------------------------------------------------------
COSTS AND EXPENSES
Materials, labor and other product costs                        794,780           640,187             628,027
Selling, engineering and administrative expenses                230,153           190,341             192,430
Interest expense, net                                            14,435            13,876              18,632
-------------------------------------------------------------------------------------------------------------
                                                              1,039,368           844,404             839,089
-------------------------------------------------------------------------------------------------------------
Income before taxes                                             106,405            86,779              73,600
Estimated taxes on income                                        36,333            29,617              24,730
-------------------------------------------------------------------------------------------------------------
NET INCOME                                                   $   70,072          $ 57,162            $ 48,870
-------------------------------------------------------------------------------------------------------------
EARNINGS PER SHARE
  Basic                                                           $1.91             $1.61               $1.40
  Diluted                                                         $1.86             $1.58               $1.37
-------------------------------------------------------------------------------------------------------------


The accompanying notes are an integral part of the consolidated financial statements.

                     TELEFLEX INCORPORATED AND SUBSIDIARIES


CONSOLIDATED BALANCE SHEET

-------------------------------------------------------------------------------------------------------------------
                                                                                      DECEMBER 28,     December 29,
                                                                                              1997             1996
-------------------------------------------------------------------------------------------------------------------
                                                                                          (Dollars in thousands)
ASSETS
Current assets
  Cash and cash equivalents                                                              $   30,702        $ 68,618
  Accounts receivable, less allowance for doubtful
    accounts, 1997 - $5,668; 1996 - $4,110                                                  260,187         193,587
  Inventories                                                                               218,538         190,696
  Prepaid expenses                                                                           21,182          13,120
  Assets held for sale                                                                       35,868              --
-------------------------------------------------------------------------------------------------------------------
      Total current assets                                                                  566,477         466,021
-------------------------------------------------------------------------------------------------------------------
Plant assets
  Land and buildings                                                                        122,127         110,379
  Machinery and equipment                                                                   471,233         375,277
-------------------------------------------------------------------------------------------------------------------
                                                                                            593,360         485,656
  Less accumulated depreciation                                                             229,347         193,869
-------------------------------------------------------------------------------------------------------------------
      Net plant assets                                                                      364,013         291,787
Investments in affiliates                                                                    37,510          17,356
Intangibles and other assets                                                                111,165          82,690
-------------------------------------------------------------------------------------------------------------------
                                                                                         $1,079,165        $857,854
-------------------------------------------------------------------------------------------------------------------
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
  Demand loans                                                                           $   87,414        $ 57,168
  Current portion of long-term borrowings                                                    28,315          13,419
  Accounts payable                                                                           80,437          53,728
  Accrued expenses                                                                           77,949          55,194
  Estimated income taxes payable                                                             20,792          17,157
-------------------------------------------------------------------------------------------------------------------
      Total current liabilities                                                             294,907         196,666
Long-term borrowings                                                                        237,562         195,945
Deferred income taxes and other                                                              82,943          56,067
-------------------------------------------------------------------------------------------------------------------
      Total liabilities                                                                     615,412         448,678
-------------------------------------------------------------------------------------------------------------------
Shareholders' equity
  Common shares, $1 par value
    Issued: 1997 - 37,118,146 shares; 1996 - 18,111,321 shares                               37,118          18,111
  Additional paid-in capital                                                                 63,158          58,941
  Retained earnings                                                                         373,467         336,173
  Cumulative translation adjustment                                                          (9,990)         (4,049)
-------------------------------------------------------------------------------------------------------------------
      Total shareholders' equity                                                            463,753         409,176
-------------------------------------------------------------------------------------------------------------------
                                                                                         $1,079,165        $857,854
-------------------------------------------------------------------------------------------------------------------

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED STATEMENT OF CASH FLOWS


                                                                                       Year ended
-------------------------------------------------------------------------------------------------------------------
                                                                    DECEMBER 28,     December 29,      December 31,
                                                                            1997             1996              1995
-------------------------------------------------------------------------------------------------------------------
                                                                                 (Dollars in thousands)
CASH FLOWS FROM OPERATING ACTIVITIES
Net income                                                             $  70,072          $ 57,162        $  48,870
Adjustments to reconcile net income to cash flows
  from operating activities:
  Depreciation and amortization                                           47,940            38,751           37,740
  Deferred income taxes                                                    1,530              (711)           1,061
  (Increase) decrease in accounts receivable                             (38,886)           (9,131)             411
  (Increase) in inventories                                              (13,920)           (3,964)          (9,266)
  (Increase) in prepaid expenses                                          (3,477)           (2,191)          (2,142)
  Increase (decrease) in accounts payable
    and accrued expenses                                                  13,896            (5,056)         (13,179)
  Increase (decrease) in estimated income
    taxes payable                                                          3,635            (1,198)           7,320
  Gain on disposition of product lines                                        --            (2,055)              --
-------------------------------------------------------------------------------------------------------------------
                                                                          80,790            71,607           70,815
-------------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from new borrowings                                              85,259            30,824           34,941
Reduction in long-term borrowings                                        (43,488)          (39,114)         (35,693)
Increase (decrease) in current borrowings and
  demand loans                                                            36,948            (3,671)           6,130
Proceeds from stock compensation plans                                     4,362             5,523            7,011
Dividends                                                                (14,258)          (12,056)         (10,453)
-------------------------------------------------------------------------------------------------------------------
                                                                          68,823           (18,494)           1,936
-------------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM INVESTING ACTIVITIES
Expenditures for plant assets                                            (74,622)          (40,500)         (30,708)
Payments for businesses acquired                                         (99,802)          (26,599)          (9,202)
Proceeds from disposition of product lines and assets                         --            32,140            5,038
Investments in affiliates                                                (11,466)           (2,568)          (4,172)
Other                                                                     (1,639)           (2,622)          (2,147)
-------------------------------------------------------------------------------------------------------------------
                                                                        (187,529)          (40,149)         (41,191)
-------------------------------------------------------------------------------------------------------------------
NET (DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS                     (37,916)           12,964           31,560
Cash and cash equivalents at the beginning of the year                    68,618            55,654           24,094
-------------------------------------------------------------------------------------------------------------------
Cash and cash equivalents at the end of the year                       $  30,702          $ 68,618        $  55,654
-------------------------------------------------------------------------------------------------------------------

The accompanying notes are an integral part of the consolidated financial statements.

                     TELEFLEX INCORPORATED AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY


                                                                                       Year ended
-------------------------------------------------------------------------------------------------------------------
                                                                    DECEMBER 28,      December 29,     December 31,
                                                                            1997              1996             1995
-------------------------------------------------------------------------------------------------------------------
                                                                        (Dollars in thousands, except per share)
COMMON SHARES
Balance, beginning of year                                              $ 18,111          $ 17,537         $ 17,277
Shares issued under compensation plans                                       235               174              260
Common stock dividend                                                     18,520                --               --
Shares issued in acquisitions                                                252               400               --
-------------------------------------------------------------------------------------------------------------------
Balance, end of year                                                      37,118            18,111           17,537
-------------------------------------------------------------------------------------------------------------------
ADDITIONAL PAID-IN CAPITAL
Balance, beginning of year                                                58,941            49,999           43,248
Shares issued under compensation plans                                     4,127             5,349            6,751
Shares issued in acquisitions                                                 90             3,593               --
-------------------------------------------------------------------------------------------------------------------
Balance, end of year                                                      63,158            58,941           49,999
-------------------------------------------------------------------------------------------------------------------
RETAINED EARNINGS
Balance, beginning of year                                               336,173           291,067          252,650
Net income                                                                70,072            57,162           48,870
Cash dividends                                                           (14,258)          (12,056)         (10,453)
Common stock dividend                                                    (18,520)               --               --
-------------------------------------------------------------------------------------------------------------------
Balance, end of year                                                     373,467           336,173          291,067
-------------------------------------------------------------------------------------------------------------------
CUMULATIVE TRANSLATION ADJUSTMENT
Balance, end of year                                                      (9,990)           (4,049)          (3,239)
-------------------------------------------------------------------------------------------------------------------
TOTAL SHAREHOLDERS' EQUITY                                              $463,753          $409,176         $355,364
-------------------------------------------------------------------------------------------------------------------
CASH DIVIDENDS PER SHARE                                                    $.39              $.34             $.30
-------------------------------------------------------------------------------------------------------------------

The accompanying notes are an integral part of the consolidated financial statements.

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

  Cash and cash equivalents include funds invested in a variety of liquid short-term investments with an original maturity of three months or less.

 Inventories are stated principally at the lower of average cost or market and consisted of the following:

-------------------------------------------------------
                                         1997      1996
-------------------------------------------------------
Raw materials                         $72,806  $ 72,704
Work-in-process                        40,368    35,010
Finished goods                        105,364    82,982
-------------------------------------------------------
                                     $218,538  $190,696
-------------------------------------------------------

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

  Basic earnings per share is computed by dividing net income by the weighted average number of common shares outstanding during the period. Diluted earnings per share is computed in the same manner except that the weighted average number of common shares is increased for dilutive securities. The difference between basic and diluted weighted average common shares results from the assumption that dilutive stock options were exercised.

ACQUISITIONS AND DISPOSITIONS

In December 1997 the company acquired the shares of United Parts Group N.V. (United Parts), a European company with two businesses, Driver Control Systems and Truck Systems and Components, for $87 million in cash. In February 1998 the Truck Systems and Components business was sold for $36 million in cash and is presented in the balance sheet as assets held for sale.The net cash paid of $51 million for Driver Control Systems was allocated to the assets acquired and liabilities assumed. A total of $17 million representing the excess of acquisition cost over the fair value of Driver ControlSystems' net tangible assets, was allocated to intangible assets and is being amortized over 20 years. Revenues would have increased approximately $115 million and net income would not have been significantly different had the acquisition of United Parts occurred at the beginning of 1996. Also during 1997, the company paid $12,788 to purchase the assets of various businesses and issued 504,800 shares of common stock for all of the outstanding shares of an automotive components manufacturer in an acquisition accounted for as a pooling of interests.

  During the first quarter of 1996 the company disposed of two product lines for total proceeds of $37,640 including a $5,500 note receivable due in 2003. A pre-tax gain on these dispositions of $2,055 or, $.04 per share after tax has been reported as a reduction of operating expenses in the Consolidated Statement of Income and is included in the Aerospace Segment operating profit. Also in 1996 the company paid $26,599 to acquire the net assets of various businesses and issued 800,000 shares of stock for all of the outstanding shares of an electro-chemical machining company in an acquisition accounted for as a pooling of interests.

    For 1997 and 1996 liabilities of $82,896 and $32,116 were assumed in connection with the acquisitions. The assets, liabilities and operating results of these businesses are included in the company's financial statements from their dates of acquisition. With the exception of United Parts as described above, financial position and results of operations would not have been materially different had the acquisitions occurred as of the beginning of the years acquired.

BORROWINGS AND LEASES
                                                    1997         1996
----------------------------------------------------------------------
Senior Notes at an average
  rate of 6.9% due in installments
  through 2008                                  $ 76,000     $ 80,000
Deutsche Mark denominated
  notes at an average rate
  of 5.6% due in installments
  through 2004                                   140,980       78,496
Other debt, mortgage notes and capital
  lease obligations, at interest rates
  ranging from 3% to 9%                           48,897       50,868
----------------------------------------------------------------------
                                                 265,877      209,364
Current portion of borrowings                    (28,315)     (13,419)
----------------------------------------------------------------------
                                                $237,562     $195,945
----------------------------------------------------------------------

                     TELEFLEX INCORPORATED AND SUBSIDIARIES

(Dollars in thousands, except per share)

    The various senior note agreements provide for the maintenance of minimum working capital amounts and ratios and limit the repurchase of the company's stock and payment of cash dividends. Under the most restrictive of these provisions, $86,000 of retained earnings was available for dividends at December 28, 1997.

  The weighted average interest rate on the $87,414 of demand loans was 5.7% at December 28, 1997. In addition, the company has approximately $200,000 available under several interest rate alternatives in unused lines of credit.

  Interest expense in 1997, 1996 and 1995 did not differ materially from interest paid, nor did the carrying value of year end long-term borrowings differ materially from fair value.

  The aggregate amounts of debt, including capital leases, maturing in each of the four years after 1998 are as follows: 1999 - $44,084; 2000 - $36,776; 2001
- $30,760; 2002 - $65,668.

  The company has entered into certain operating leases which require minimum annual payments as follows: 1998 - $15,707; 1999 - $14,159; 2000 - $12,701;
2001 - $10,614; 2002 - $9,323. The total rental expense for all operating leases was $15,311, $13,288 and $11,855 in 1997, 1996 and 1995, respectively.

SHAREHOLDERS' EQUITY AND STOCK COMPENSATION PLANS The authorized capital of the company is comprised of 50,000,000 common shares, $1 par value, and 500,000 preference shares. No preference shares were outstanding during the last three years.

  Effective June 16, 1997 the Board of Directors approved a 2-for-1 stock split effected in the form of a stock dividend. All per share and appropriate share data in the accompanying financial statements have been restated to reflect the stock split.

  Options to purchase common stock are awarded at market price on the date of grant and expire no later than 10 years after that date. No compensation expense has been recognized for stock option plans. Earnings per share would have been reduced less than $.02 in both 1997 and 1996 had compensation expense for stock options been determined based on the fair value at the grant date. The weighted average fair value of options granted during 1997 and 1996 of $10.38 and $6.51, respectively, was estimated using the Black-Scholes option-pricing model.

  Officers and key employees held options for the purchase of 2,309,515 shares of common stock at prices ranging from $9.17 to $38.75 per share with a weighted average exercise price of $18.93 per share and a weighted average remaining contractual life of 6 years. Such options are presently exercisable with respect to 1,245,740 shares at a weighted average exercise price of $14.42. Options to purchase 421,175, 40,000 and 766,000 shares of common stock were granted at weighted average exercise prices of $30.39, $24.63 and $20.35, in 1997, 1996 and 1995, respectively. Options exercised were 457,752, 251,330 and 411,226 at weighted average exercise prices of $13.05, $13.49 and $10.69 in 1997, 1996 and 1995, respectively.

INCOME TAXES

The provision for income taxes consisted of the following:

                          1997         1996         1995
--------------------------------------------------------
Current
  Federal             $24,557       $22,534      $17,323
  State                 2,622         2,438        2,177
  Foreign               7,624         5,356        4,169
Deferred                1,530          (711)       1,061
--------------------------------------------------------
                      $36,333       $29,617      $24,730
--------------------------------------------------------

  The deferred income taxes provided and the balance sheet amounts of $34,273 in 1997 and $31,971 in 1996 related substantially to the methods of accounting for depreciation. Income taxes paid were $29,581, $28,210 and $16,565 in 1997, 1996 and 1995, respectively.

  A reconciliation of the company's effective tax rate to the U.S. statutory rate is as follows:

                                 1997     1996    1995
--------------------------------------------------------
Tax at U.S. statutory rate       35.0%    35.0%   35.0%
 State income taxes               1.7      1.8     1.9
Foreign income taxes              (.7)     (.5)   (1.0)
Export sales benefit             (1.6)    (1.7)   (1.7)
Other                             (.3)     (.5)    (.6)
--------------------------------------------------------
Effective income tax rate        34.1%    34.1%   33.6%
--------------------------------------------------------

PENSIONS

The company has defined benefit plans which provide retirement benefits to eligible employees. Assumptions used in determining the actuarial present value of domestic benefit obligations reflect a weighted average discount rate of 7.7% in 1997 and 1996, an investment rate of 9% and a salary increase of 5%. The discount rate was 6% for foreign plans.

Pension expense is summarized as follows:

                                1997      1996     1995
--------------------------------------------------------
Domestic plans
  Service cost              $  2,769   $ 2,485   $2,554
  Interest cost                4,249     3,921    3,766
  Actual return on
    plan assets              (12,065)   (9,250)  (7,285)
  Net amortization
    and deferral               6,779     4,653    3,755
Foreign plans                    328       360      420
--------------------------------------------------------
                            $  2,060   $ 2,169   $3,210
--------------------------------------------------------

  The following table sets forth the funded status of the plans and the amounts shown in the balance sheet:

                                                     1997          1996
------------------------------------------------------------------------
Domestic
  Plan assets at fair value,
  primarily common stock
  and U.S. Government
  obligations                                    $ 69,300      $ 58,530
------------------------------------------------------------------------
  Actuarial present value of
  the benefit obligation
  Vested                                          (54,465)      (52,135)
  Non-vested                                       (2,122)       (2,330)
------------------------------------------------------------------------
      Accumulated benefit
        obligation                                (56,587)      (54,465)
  Projected effect of future
    salary increases                               (6,058)       (6,270)
------------------------------------------------------------------------
  Total projected benefit
    obligation                                    (62,645)      (60,735)
------------------------------------------------------------------------
  Plan assets in excess of (less than)
    projected benefit obligation                    6,655        (2,205)
  Unrecognized--
    Prior service cost                                (97)          661
    Net gain                                      (12,842)       (4,106)
    Transition asset                                 (792)         (894)
Unfunded foreign pension amounts                  (16,273)       (5,200)
------------------------------------------------------------------------
Accrued pension liability                        $(23,349)     $(11,744)
------------------------------------------------------------------------

  The accrued pension liability includes the obligations assumed by the company in 1997 in connection with acquisitions. In addition to the pension expense in 1996 the company recognized a curtailment expense of $3,840 in connection with the disposition of product lines.

OTHER POSTRETIREMENT BENEFITS

The company provides postretirement medical and other benefits to eligible employees. Assumptions used in determining the expense and benefit obligations include a weighted average discount rate of 7.7% in 1997 and 1996 and an initial health care cost trend rate of 10%, declining to 6% over a period of 5 years. Increasing the health care cost trend rate by one percentage point would increase the accumulated postretirement benefit obligation by $1,305 and would increase the 1997 postretirement benefit expense by $139.

  Postretirement benefit expense is summarized as follows:

                                        1997      1996     1995
---------------------------------------------------------------
Service cost                          $  212    $  148   $  250
Interest cost                            886       805    1,127
Net amortization and deferral            209       104      566
---------------------------------------------------------------
                                      $1,307    $1,057   $1,943
---------------------------------------------------------------

  The following table sets forth the accumulated obligation of the plans and the amounts shown in the balance sheet:

                                                 1997            1996
----------------------------------------------------------------------
Accumulated postretirement
  benefit obligation:
  Retirees                                   $ (7,583)       $ (8,639)
  Fully eligible active plan
    participants                               (1,607)         (1,306)
  Other active plan participants               (3,356)         (3,360)
----------------------------------------------------------------------
                                              (12,546)        (13,305)
Unrecognized--
  Prior service cost                             (484)           (541)
  Transition obligation                         6,279           6,698
  Actuarial net gain                           (3,602)         (2,705)
----------------------------------------------------------------------
Accrued postretirement liability             $(10,353)       $ (9,853)
----------------------------------------------------------------------

  In addition to the postretirement benefit expense in 1996 the company recognized a curtailment expense of $4,471 in connection with the disposition of product lines.

BUSINESS SEGMENTS AND OTHER INFORMATION

Reference is made to pages 28 through 31 for a summary of operations by business segment.

  A summary of revenues, identifiable assets and operating profit relating to the company's foreign operations, substantially European, is as follows:

                                    1997             1996           1995
------------------------------------------------------------------------
Revenues                        $373,437         $314,141       $283,892
Identifiable assets             $458,880         $326,993       $281,429
Operating profit                $ 35,077         $ 28,408       $ 27,053
------------------------------------------------------------------------

  Export sales from the United States to unaffiliated customers approximated $130,600, $98,500 and $90,200 for 1997, 1996 and 1995, respectively. Export sales included $45,600, $41,200 and $39,900 to Canada in 1997, 1996 and 1995,
respectively.

REPORT OF INDEPENDENT ACCOUNTANTS                                        [LOGO]

To the Board of Directors and Shareholders
Teleflex Incorporated

In our opinion, the consolidated financial statements appearing on pages 19 through 31 of this Annual Report present fairly, in all material respects, the financial position of Teleflex Incorporated and its subsidiaries at December 28, 1997 and December 29, 1996 and the results of their operations and their cash flows for each of the three years in the period ended December 28, 1997, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.



/s/ PRICE WATERHOUSE LLP

Price Waterhouse LLP
Philadelphia, Pennsylvania
February 11, 1998

QUARTERLY FINANCIAL DATA
(unaudited)

                                                                                         Quarter ended
--------------------------------------------------------------------------------------------------------------------------------
(Dollars in thousands, except per share)                       March                June                Sept.               Dec.
--------------------------------------------------------------------------------------------------------------------------------
1997
--------------------------------------------------------------------------------------------------------------------------------
Revenues                                                    $269,344            $280,263             $281,757           $314,409
Gross profit                                                  83,205              86,321               84,692             96,775
Income before taxes                                           25,578              28,057               21,176             31,594
Net income                                                    16,677              18,349               13,828             21,218
Earnings per share
  Basic                                                          .46                 .50                  .38                .57
  Diluted                                                        .45                 .49                  .36                .56
Cash dividends per share                                        .088                .100                 .100               .100
Price range of common stock                              23 1/4 - 27     25 3/4 - 33 1/4      30 1/2 - 35 3/4    34 5/8 - 39 3/4
--------------------------------------------------------------------------------------------------------------------------------
1996
--------------------------------------------------------------------------------------------------------------------------------
Revenues                                                    $234,448            $238,394             $215,144           $243,197
Gross profit                                                  73,338              75,104               66,371             76,183
Income before taxes                                           22,816              23,181               15,413             25,369
Net income                                                    14,852              15,137               10,049             17,124
Earnings per share
  Basic                                                          .42                 .43                  .29                .47
  Diluted                                                        .42                 .42                  .28                .46
Cash dividends per share                                        .078                .088                 .088               .088
Price range of common stock                          19 3/4 - 23 3/8     21 1/4 - 24 3/8              22 - 25        23 3/8 - 26
--------------------------------------------------------------------------------------------------------------------------------
1995
--------------------------------------------------------------------------------------------------------------------------------
Revenues                                                    $226,893            $233,888             $210,340           $241,568
Gross profit                                                  71,774              74,224               64,464             74,200
Income before taxes                                           18,974              20,467               12,696             21,463
Net income                                                    12,333              13,304                8,252             14,981
Earnings per share
  Basic                                                          .35                 .38                  .24                .43
  Diluted                                                        .35                 .37                  .23                .42
Cash dividends per share                                        .068                .078                 .078               .078
Price range of common stock                              20 - 20 1/4     19 3/4 - 22 7/8      19 1/8 - 22 3/4        19 - 22 1/2
--------------------------------------------------------------------------------------------------------------------------------

                     TELEFLEX INCORPORATED AND SUBSIDIARIES

SELECTED FINANCIAL AND INDUSTRY SEGMENT DATA

--------------------------------------------------------------------------------------------------------------------
                                                                                 1997            1996           1995
--------------------------------------------------------------------------------------------------------------------
SUMMARY OF OPERATIONS
Revenues
  Commercial                                                               $  497,366        $422,443       $403,637
  Medical                                                                     323,114         307,555        293,341
  Aerospace                                                                   325,293         201,185        215,711
--------------------------------------------------------------------------------------------------------------------
      Net sales                                                             1,145,773         931,183        912,689
  Other income(a)                                                                  --              --             --
--------------------------------------------------------------------------------------------------------------------
      Total revenues                                                       $1,145,773        $931,183       $912,689
--------------------------------------------------------------------------------------------------------------------
Operating profit
  Commercial                                                               $   61,562        $ 57,849       $ 59,719
  Medical                                                                      35,466          34,630         30,237
  Aerospace                                                                    38,787          21,007         12,683
--------------------------------------------------------------------------------------------------------------------
                                                                              135,815         113,486        102,639
Less:
Interest expense, net                                                          14,435          13,876         18,632
Corporate expenses, net of other income                                        14,975          12,831         10,407
--------------------------------------------------------------------------------------------------------------------
Income before taxes                                                           106,405          86,779         73,600
Estimated taxes on income                                                      36,333          29,617         24,730
--------------------------------------------------------------------------------------------------------------------
Net income                                                                 $   70,072        $ 57,162       $ 48,870
--------------------------------------------------------------------------------------------------------------------
Earnings per share
  Basic                                                                         $1.91           $1.61          $1.40
  Diluted                                                                       $1.86           $1.58          $1.37
Cash dividends per share                                                         $.39            $.34           $.30
Net income as a percent of revenues                                              6.1%            6.1%           5.4%
Percent of net sales
  Commercial                                                                      44%             45%            44%
  Medical                                                                         28%             33%            32%
  Aerospace                                                                       28%             22%            24%
Average number of common and common equivalent
shares outstanding
  Basic                                                                        36,759          35,482         34,885
  Diluted                                                                      37,661          36,197         35,574
Average number of employees                                                    10,830           9,373          9,553
--------------------------------------------------------------------------------------------------------------------

                          SALES BY BUSINESS SEGMENT
                                 (millions)

            Aerospace      Medical     Commercial      Total
            ---------      -------     ----------      -----
1987           113.5         26.0          130.3      269.8
1988           132.4         38.0          153.2      323.6
1989           139.2         42.4          174.0      355.6
1990           162.7        115.8          162.6      441.1
1991           180.4        130.5          168.6      479.5
1992           177.3        179.4          210.4      567.1
1993           202.1        180.6          284.1      666.8
1994           202.9        253.0          356.7      812.6
1995           215.7        293.4          403.6      912.7
1996           201.2        307.6          422.4      931.2
1997           325.3        323.1          497.4    1,145.8

--------------------------------------------------------------------------------------------------------------------
       1994         1993            1992            1991           1990          1989            1988           1987
--------------------------------------------------------------------------------------------------------------------
                         (Dollars and shares in thousands, except per share and employee data)
   $356,708     $284,106        $210,464        $168,598       $162,646      $173,957        $153,144       $130,310
    253,020      180,623         179,376         130,540        115,756        42,406          38,032         25,928
    202,944      202,067         177,292         180,399        162,731       139,262         132,413        113,540
--------------------------------------------------------------------------------------------------------------------
    812,672      666,796         567,132         479,537        441,133       355,625         323,589        269,778
         --           --           3,206           3,472          3,080         4,441           4,634          1,988
--------------------------------------------------------------------------------------------------------------------
   $812,672     $666,796        $570,338        $483,009       $444,213      $360,066        $328,223       $271,766
--------------------------------------------------------------------------------------------------------------------
   $ 53,324     $ 37,794        $ 25,754        $ 19,996       $ 22,224      $ 22,025        $ 26,794       $ 25,239
     32,386       21,486          25,463          19,900         16,183         5,782           3,755          2,107
      5,367       14,906          16,100          21,722         20,781        20,711          16,548         15,095
--------------------------------------------------------------------------------------------------------------------
     91,077       74,186          67,317          61,618         59,188        48,518          47,097         42,441

     18,361       14,466          15,482          13,765         12,401         6,886           6,225          4,886
      9,725        7,410           3,185           2,519          3,880         2,395           4,493          5,894
--------------------------------------------------------------------------------------------------------------------
     62,991       52,310          48,650          45,334         42,907        39,237          36,379         31,661
     21,795       18,624          16,638          15,527         14,340        12,440          12,370         11,990
--------------------------------------------------------------------------------------------------------------------
   $ 41,196     $ 33,686        $ 32,012(b)     $ 29,807       $ 28,567      $ 26,797        $ 24,009       $ 19,671
--------------------------------------------------------------------------------------------------------------------

      $1.20         $.99            $.95            $.90           $.87          $.83            $.75           $.61
      $1.17         $.98            $.93            $.88           $.87          $.82            $.74           $.60
       $.26         $.23            $.21            $.20           $.18          $.16            $.13           $.11

       5.1%         5.1%            5.6%            6.2%           6.4%          7.4%            7.3%           7.2%
        44%          43%             37%             35%            37%           49%             47%            48%
        31%          27%             32%             27%            26%           12%             12%            10%
        25%          30%             31%             38%            37%           39%             41%            42%


     34,373       33,958          33,557          33,062         32,667        32,321          31,986         32,319
     35,061       34,533          34,264          33,701         32,952        32,805          32,487         32,919
      8,740        7,920           6,920           6,160          5,860         5,080           4,350          3,760
--------------------------------------------------------------------------------------------------------------------

(a) Beginning in 1993, other income, which was insignificant, has been reclassified as an offset to interest expense and corporate expenses.

(b) Excludes an increase in net income of $860, or $.03 per share as a result of a change in accounting for income taxes.

                     OPERATING PROFIT BY BUSINESS SEGMENT
                                 (millions)

            Aerospace      Medical     Commercial      Total
            ---------      -------     ----------      -----
1987            15.1          2.1           25.2       42.4
1988            16.5          3.8           26.8       47.1
1989            20.7          5.8           22.0       48.5
1990            20.8         16.2           22.2       59.2
1991            21.7         19.9           20.0       61.6
1992            16.1         25.5           25.7       67.3
1993            14.9         21.5           37.8       74.2
1994             5.4         32.4           53.3       91.1
1995            12.7         30.2           59.7      102.6
1996            21.0         34.6           57.9      113.5
1997            38.8         35.5           61.6      135.8

                     TELEFLEX INCORPORATED AND SUBSIDIARIES

--------------------------------------------------------------------------------------------------------------------
                                                                               1997             1996            1995
--------------------------------------------------------------------------------------------------------------------
FINANCIAL POSITION
Identifiable assets
  Commercial                                                             $  351,345         $227,594        $201,808
  Medical                                                                   333,698          320,699         331,349
  Aerospace                                                                 276,708          194,305         183,636
  Corporate                                                                 117,414          115,256          68,378
--------------------------------------------------------------------------------------------------------------------
  Total assets                                                           $1,079,165         $857,854        $785,171
--------------------------------------------------------------------------------------------------------------------
Capital expenditures
  Commercial                                                             $   22,570         $ 12,821        $ 15,445
  Medical                                                                $   10,611         $ 10,421        $ 12,107
  Aerospace                                                              $   40,992         $ 16,767        $  2,794
Depreciation and amortization
  Commercial                                                             $   14,335         $ 11,907        $ 11,446
  Medical                                                                $   18,459         $ 16,267        $ 15,087
  Aerospace                                                              $   14,440         $  9,827        $ 10,471

Long-term borrowings                                                     $  237,562         $195,945        $196,844
Shareholders' equity                                                     $  463,753         $409,176        $355,364
Working capital                                                          $  271,570         $269,355        $252,651

Current ratio                                                                   1.9              2.4             2.3
Book value per share                                                         $12.49           $11.30          $10.13

Return on average shareholders' equity                                        16.1%            15.0%           14.7%
--------------------------------------------------------------------------------------------------------------------


            STOCK PRICE
          LOW       HIGH
          ----      -----
1987      5.79      11.63

1988      7.13      10.21

1989      9.38      12.92

1990      8.33      12.08

1991      9.81      17.18

1992     12.50      19.75

1993     13.88      19.13

1994     15.88      20.13

1995     19.00      22.88

1996     19.75      26.00

1997     23.25      39.75

----------------------------------------------------------------------------------------------------------
      1994        1993          1992           1991         1990           1989         1988          1987
----------------------------------------------------------------------------------------------------------
                                (Dollars in thousands, except per share)
  $184,971    $158,206      $142,041       $101,187     $ 84,678       $ 90,557     $ 83,601      $ 60,099
   311,547     266,239       206,562        194,609      147,954        125,635       34,819        28,997
   188,348     202,130       142,523        141,104      143,419        130,762      107,524       108,769
    25,923      14,001        43,805         40,793       49,049         19,708       38,172        28,042
----------------------------------------------------------------------------------------------------------
  $710,789    $640,576      $534,931       $477,693     $425,100       $366,662     $264,116      $225,907
----------------------------------------------------------------------------------------------------------

  $ 13,489    $  7,967      $  7,386       $  7,505     $  5,581       $  5,507     $  8,880      $  6,065
  $  7,029    $  7,361      $  5,316       $  7,138     $  4,236       $  2,373     $    960      $  2,360
  $  4,538    $  8,865      $  6,384       $  5,585     $  7,166       $ 10,701     $  5,228      $  6,446

  $  9,930    $  9,251      $  6,262       $  5,633     $  5,369       $  4,715     $  3,675      $  3,038
  $ 11,694    $  8,030      $  6,505       $  4,725     $  3,999       $  1,693     $  1,455      $  1,097
  $ 10,771    $ 10,176      $  8,002       $  7,366     $  7,024       $  5,777     $  5,556      $  5,272

  $190,499    $183,504      $134,600       $119,370     $112,941       $106,128     $ 57,104      $ 55,013
  $309,024    $269,790      $240,467       $211,702     $187,875       $160,038     $136,328      $115,517
  $220,544    $171,397      $166,803       $131,589     $133,840       $112,325     $ 98,217      $ 90,270

       2.3         2.1           2.4            2.1          2.3            2.4          2.6           2.8
     $8.94       $7.90         $7.12          $6.37        $5.72          $4.94        $4.25         $3.62

     14.2%       13.2%         14.2%          14.9%        16.4%          18.1%        19.1%         18.2%
----------------------------------------------------------------------------------------------------------

                     FOREIGN/DOMESTIC SALES

             Foreign*      Domestic       Total
            ---------      --------     ----------
1987            42,003      227,775        269,778
1988            52,733      270,856        323,589
1989            62,932      292,693        355,625
1990           131,805      309,328        441,133
1991           153,532      326,005        479,537
1992           172,618      394,514        567,132
1993           187,259      479,537        666,796
1994           221,145      591,527        812,672
1995           283,892      628,797        912,689
1996           314,141      617,042        931,183
1997           373,437      772,336      1,145,773

* Per Business Segments footnote

                     TELEFLEX INCORPORATED AND SUBSIDIARIES

FINANCIAL GOALS

The company's major financial objectives are to achieve a 15% to 20% annual growth rate in revenues and net income and to generate a 20% return on average shareholders' equity. Results for 1997 exceeded these goals as both revenues and net income grew by 23%. Over the last five years revenues have grown by a compounded rate of 15% and net income by 17%. The 1997 return on average shareholders' equity was 16% and has improved in each of the last four years.

    The company is committed to maintaining a balance among its three segments--Commercial, Medical and Aerospace. Balance among the three segments reduces the company's risk from changes in the business cycle of any one segment thus assisting the company in consistently achieving its growth objectives. It also gives the company the ability to invest funds at the bottom of a segment's operating cycle and provides a broader base of markets in which to grow. Balance is also maintained within the individual operating segments either geographically, by original equipment manufacturers versus aftermarket customers, or by participating in different markets. As a result, the company's total operating profit has increased in each of the last five years despite cyclical downturns in each of the segments.

  The company intends to achieve its growth objectives internally through both development of new products and new markets for existing products and externally, primarily through acquisitions. It is expected that approximately half the growth over time will be achieved through expansion of the core product lines with the remainder derived externally. Over the past five years, the company's internal growth has accounted for less than half of its overall growth. During the same time the company has invested approximately $400 million for acquisitions which have accounted for the remainder of the revenue increase. During 1997, the company purchased businesses with annualized sales of approximately $200 million, $90 million of which is included in the 1997 financial statements. The largest of these was United Parts Group N.V. (United Parts) a European manufacturer of driver control systems. These acquisitions fit strategically with the company's businesses and brought new technologies, capabilities and market opportunities which will supplement future growth.

  Acquisitions, while adding initially to revenues, generally do not contribute proportionately to earnings in the early years. In these years, earnings are generally reduced by up-front costs such as interest, depreciation and amortization and, in many instances, the expenses of integrating a newly-acquired business into an existing operation. Additionally, many of the acquisitions include new technologies and products which require incremental investment to enhance their future growth prospects.

     REVENUES
    (millions)
93             666.8
94             812.7
95             912.7
96             931.2
97            1145.8

    The company has maintained a conservative capital structure with long-term debt ranging from 30% to 40% of total capitalization. This provides the flexibility to increase borrowings should growth opportunities arise. Under these circumstances it is conceivable that debt may increase to as much as 50% of capitalization for a period of time. The use of debt financing enables the company to maintain a lower cost of capital thus further enhancing value for shareholders. The company finances foreign operations and acquisitions primarily in their local currencies, thus reducing exposure to exchange rate fluctuations. As a result of these natural hedges, approximately 70% of the company's total borrowings are denominated in currencies other than the U.S. dollar.

  Historically, operations have generated sufficient cash flow to finance the company's operating requirements while borrowings have been incurred largely to finance acquisitions. Over the past five years cash flow from operations has totaled over $300 million. This operating cash flow is reinvested in the company's core businesses, provides for the payment of dividends and enables the company to continue to upgrade and expand its plant and equipment. The company, whose businesses are not particularly capital intensive, spends approximately 4% of sales annually on plant and equipment. This past year was an exception, as investments were made to support the explosive growth in the aerospace markets.

  With respect to dividends, the company's policy is to pay 20% of trailing twelve months' earnings. The policy has been adhered to since the first cash payment was made in 1977.

RESULTS OF OPERATIONS

1997 VS. 1996: Revenues increased 23% in 1997 to $1,145.8 million from $931.2 million in 1996. The increase was attributable to gains in each of the company's three segments. Acquisitions accounted for approximately 40% of the growth. For 1997 the Commercial, Medical and Aerospace segments comprised 44%, 28% and 28% of the company's net sales, respectively. Foreign operations represented 33% of the company's revenues, increased

19% over 1996 and were affected slightly by declines in foreign currency exchange rates.

  Both gross profit margin and selling, engineering and administrative expenses as a percent of sales decreased slightly in 1997. This was caused by the lower contribution of sales from the Medical Segment which has higher gross margin and higher selling expenses relative to the other two segments.

  Operating profit increased 20% in 1997 to $135.8 million from $113.5 million in 1996. All three segments reported gains with the largest coming from Aerospace. For 1997 the Commercial, Medical and Aerospace segments represented 45%, 26% and 29% of the company's operating profit, respectively. Operating profit as a percentage of sales (operating margin) remained unchanged at approximately 12% as an increase in the Aerospace Segment offset declines in Commercial and to a lesser extent, Medical.

    Net income in 1997 increased 23% to $70.1 million while diluted earnings per share increased 18% to $1.86. Basic earnings per share increased 19% to $1.91. Statement of Financial Accounting Standards No. 128, "Earnings Per Share" became effective during the fourth quarter of 1997. The standard requires presentation of both basic and diluted earnings per share. The difference between basic and diluted earnings per share is the number of shares used in the denominator of the calculation. The basic earnings per share calculation uses the weighted average number of common shares outstanding during the period. The diluted per share calculation for the company adds to the number of shares dilutive stock options outstanding during the period.

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

    Operating profit increased 11% in 1996 to $113.5 million from $102.6 million in 1995 and operating margin increased to 12% from 11%. Increases in both operating profit and margins in the Aerospace Segment and, to a lesser extent, the Medical Segment more than offset declines in the Commercial Segment. For 1996, the Commercial, Medical and Aerospace segments comprised 51%, 31% and 18% of the company's operating profit, respectively.

  Net income in 1996 increased 17% to $57.2 million and earnings per share increased 15% to $1.58 from $1.37 in 1995. The Aerospace product line dispositions resulted in a $.04 increase in earnings per share in 1996.

INTEREST EXPENSE AND INCOME TAX EXPENSE

Interest expense, which is presented net of interest income, increased in 1997 as the effect of lower interest rates was offset by the decline in invested cash balances. Interest expense declined in 1996 due to lower interest rates on total borrowings and increased interest income on higher cash balances during the year. Interest expense as a percent of sales decreased in 1997 to 1.3% from 1.5% in 1996. Interest expense is expected to be higher in 1998 as a result of the borrowings incurred to finance the acquisition of United Parts in the fourth quarter of 1997.

  The effective income tax rate was 34.1% in both 1997 and 1996 and 33.6% in 1995. The mix of the company's foreign taxable income in 1997 and 1996 was comparable while in 1995 a higher proportion of income was earned in countries with relatively lower income tax rates.

COMMERCIAL SEGMENT

The Commercial Segment designs and manufactures proprietary mechanical controls for the automotive market; mechanical, electrical and hydraulic controls, and electronic products for the pleasure marine market; and proprietary products for the fluid transfer and outdoor power equipment markets.

  OPERATING PROFIT
    (millions)
93             74.2
94             91.1
95            102.6
96            113.5
97            135.8

                     TELEFLEX INCORPORATED AND SUBSIDIARIES


  Products in the Commercial Segment generally are less complex and are produced in higher unit volume than those of the company's other two segments. They are manufactured both for general distribution as well as custom fabricated to meet individual customer needs. Consumer spending patterns generally influence the market trends for these products.

1997 VS. 1996: Sales in the Commercial Segment increased 18% in 1997 to $497.4 million from $422.4 million in 1996. All three product lines, Automotive, Marine, and Industrial, reported sales gains with the largest increase coming from the Automotive product line. Acquisitions in the Automotive product line accounted for one-third of the increase in Commercial Segment sales and approximately two-thirds of the Automotive sales growth. The remainder of the gain in the Automotive product line resulted from increased penetration of the North American market, primarily in light duty trucks. Within the Marine product line, sales of marine steering systems and increased sales to non-marine customers, such as off-road manufacturers, resulted in the increase. Sales in the Industrial product line benefited from a strong outdoor power equipment market and from new applications for the automotive market.

  Operating profit rose 6% in 1997 to $61.6 million from $57.8 million in 1996 as increases in both the Automotive and Industrial product lines offset a decline in Marine. The increases in Automotive and Industrial were primarily related to volume gains while the decline in Marine stemmed from lower margin sales to non-marine markets and costs associated with the relocation of an electrical instrumentation facility. Operating margin decreased from 14% in 1996 to 12% in 1997 as a result of declines in Marine and Automotive. The margin was higher in the Industrial product line as two customer-focused manufacturing facilities, initiated in 1996, came on stream. Marine operating margins declined as a result of the plant relocation and increased engineering and development expenses related to the new non-marine products. Automotive operating margins declined due to lower margins realized at newly-acquired businesses, increased selling expenses to accelerate expansion into the European market and higher engineering expenses for the development of new products.

    In December 1997 the company acquired the shares of United Parts which manufactures gear shift systems and other components for the European automotive market. The acquisition will add approximately $115 million in revenues in 1998; however, profits are not expected to be significant due to the costs of integrating the new business into the existing automotive operations.


  NET INCOME
  (millions)
93       33.7
94       41.2
95       48.9
96       57.2
97       70.1


  Investment in total assets in this segment grew by over $100 million primarily as a result of the United Parts acquisition.

1996 VS. 1995: Sales in the Commercial Segment increased 5% in 1996 from $403.6 million to $422.4 million reflecting an increase in the Automotive product line which offset a decline in the Marine product line while Industrial product line sales were flat. The Automotive product line sales increased from acquisitions and, to a lesser extent, from internal growth. Within the Marine product line, a decrease in sales of marine electronic products was minimized by an increase in sales of controls and by sales of new products. Sales were flat in 1996 compared with 1995 in the Industrial product line as increased sales of flexible hose mitigated declines in volume of light-duty cable controls.

  Operating profit decreased 3% in 1996 to $57.8 million from $59.7 million and operating margin declined to 14% from 15%. Operating profit and operating margin were lower in all product lines in this Segment with the exception of the Automotive product line which increased its operating profit. The increased operating profit in the Automotive product line resulted from the acquisitions while operating margin declined because of the continued downward pressure on prices and the integration of the acquisitions into the existing business. Within the Marine product line the declines were the result of the reduced volume of marine electronic products and additional expenses associated with investments in new products. The decreases in the Industrial product line were the result of start-up costs incurred in connection with customer-focused manufacturing facilities in the U.K. and Tennessee.

    Assets increased in 1996 due primarily to a fourth quarter acquisition of a U.K. manufacturer of automotive cable controls.

MEDICAL SEGMENT

The Medical Segment manufactures and distributes a broad range of invasive disposable and reusable devices for the urology, gastroenterology, anesthesiology and respiratory care markets worldwide. It also designs and manufactures a variety of surgical devices, closure systems and provides instrument management services.

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

1997 VS. 1996: In 1997 Medical Segment sales increased by 5% to $323.1 million from $307.6 million in 1996. Sales growth was equally split between the Hospital Supply and Surgical Devices product lines. New products contributed to the growth in the Hospital Supply product line while a first quarter acquisition of a small ligation clip manufacturer was the primary cause of the increase in Surgical Devices. The growth rate for sales in Hospital Supply, which is European based, was reduced by weaker foreign currencies.

  Operating profit rose 2% in 1997 to $35.5 million from $34.6 million in 1996 while operating margin remained relatively constant. The gain in profitability in Hospital Supply due to volume increases, was offset by a decline in the Surgical Devices product line. The decline in Surgical Devices operating profit and margin is the result of costs associated with the realignment of manufacturing facilities and sales forces into three market units; instruments, closure and service.

  Assets increased in 1997 as a result of the acquisition which offset the effects of weaker foreign currencies.

1996 VS. 1995: In 1996 Medical Segment sales increased 5% to $307.6 million from $293.3 million from geographic expansion of Hospital Supply sales in certain European markets and, to a lesser extent, sales of new products. Sales in the Surgical Devices product line were unchanged from the prior year.

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

AEROSPACE SEGMENT

The Aerospace Segment serves the commercial aerospace and turbine engine markets. Its businesses design and manufacture precision controls and cargo systems for aviation; provide coatings, repair services and manufactured components for users of both flight and ground-based turbine engines. Sales are both to original equipment manufacturers and the aftermarket.

  These products and services, many of which are proprietary, require a high degree of engineering sophistication, and often are custom-designed. External economic influences on these products and services relate primarily to spending patterns in the worldwide aerospace industry.

1997 VS. 1996: Sales in the Aerospace Segment grew an exceptional 62% in 1997 to $325.3 million from $201.2 million the prior year. Approximately one-third of the Segment's growth was the result of acquisitions while the remainder came from existing products which benefited from the robust aerospace market. All product lines; cargo systems, coatings, repair services and turbine components contributed. The majority of the growth came from turbine components, including the results of an acquisition and the internal growth in the repairs product line. During 1997 Aerospace made two small acquisitions. The first extended the cargo systems product line to

  DIVIDENDS
  PER SHARE
  (Dollars)
93         23
94         26
95         30
96         34
97         39

                     TELEFLEX INCORPORATED AND SUBSIDIARIES

narrow-body aircraft while the second helped further diversify the coatings product line into the ground turbine repairs market.

  Operating profit grew from $21.0 million in 1996 to $38.8 million in 1997, an increase of 85%. Operating margins improved from a little over 10% in 1996 to nearly 12% in 1997. The increase in both profits and margins was principally the result of volume increases in the turbine component and repair services product lines.

  Including acquisitions, assets increased in 1997 by more than $80 million. Capital expenditures increased substantially in order to support the higher level of expected business activity, including construction of an airfoil repair facility in Singapore.

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

  Sales in the Aerospace Segment decreased 7% from $215.7 million in 1995 to $201.2 million in 1996. Excluding the dispositions, sales increased 21% in 1996. The increase resulted from gains in all product lines including coatings, repair services and turbine components. The increase in sales of turbine components which includes both flight and ground-based turbine engine products was aided by the fourth quarter acquisition of an electro-chemical machining company with sales of approximately $24.0 million in 1995.

  Operating profit in 1996 increased 66% from $12.7 million to $21.0 million and operating margin increased from 6% to 10%. These gains were the result of the volume increases, improvements in the repair services product line, the ongoing cost reduction and productivity improvement efforts and the gain on disposition of the product lines.

    Assets increased in 1996 from the acquisition and additional inventory related to the repair services product line partially offset by the sale of assets associated with the divested product lines.

LIQUIDITY AND CAPITAL RESOURCES

The company continued to generate high levels of cash from operations. In 1997 cash flows from operating activities grew to $80.8 million compared to $71.6 million in 1996 and $70.8 million in 1995. The increase in 1997 was due to higher net income and non-cash depreciation and amortization offset by working capital needs related to incremental sales volume. The increase in 1996 was due to higher net income offset by the timing of working capital needs primarily accounts receivable related to volume and the non-cash gain on the disposition of product lines. In addition to the cash generated from operations the company has approximately $200 million in unused lines of credit available which provide the ability to pursue strategic growth opportunities.

  Total borrowings for the company increased nearly $90 million in 1997 as long-term debt to total capitalization increased to 34% from 32% in 1996. The increase was primarily a result of the year end acquisition of United Parts. Subsequent to year end, certain assets of United Parts, the non-strategic Truck Systems and Components group, were sold for $36 million in cash and the related borrowings reduced. Approximately 70% of the company's total borrowings of $350 million are denominated in currencies other than the U.S. dollar which provides a natural hedge for currency fluctuations. In addition to the natural hedge positions, the company from time to time employs a variety of financial instruments to manage exposures to changes in interest rates and currency exchange rates. The financial instruments are contracted for periods consistent with related underlying exposures and do not constitute positions independent of those exposures.

Cash Flow from Operations
       (millions)
-------------------------
     1991      31.8
     1992      43.7
     1993      46.4
     1994      57.7
     1995      70.8
     1996      71.5
     1997      80.8

    During 1997 the company invested $74.6 million in plant and equipment compared to $40.5 million in 1996 and $30.7 million in 1995. The 1997 increase was primarily attributable to capacity expansion in the Aerospace Segment, including a new repairs plant in Singapore that will commence operations in the first quarter of 1998. Capital expenditures in the Commercial and Medical Segments of $22.6 million and $10.6 million, respectively were incurred to upgrade and maintain plant and equipment. Expenditures in 1996 related primarily to expansion efforts in the Aerospace Segment and to support new product and productivity improvements.

  The most significant investment of cash for 1997 was payments for businesses acquired. Cash payments in 1997 of nearly $100 million, related primarily to the acquisition of United Parts.

  The company's financial condition remains strong. The company believes that cash flows from operations and access to additional funds through available credit facilities provide adequate resources to fund operating requirements, capital expenditures and additional acquisition opportunities to meet its strategic and financial goals.

SHAREHOLDERS' EQUITY

Shareholders' Equity increased to $463.8 million at the end of 1997 from $409.2 million at prior year's end. Book value per share increased to $12.49 at December 28, 1997 compared to $11.30 at December 29, 1996. During 1997 the per share dividend was increased 15% to $.39 per share from $.34 per share in 1996. In April 1997 the company announced a 2-for-1 stock split, distributed on June 16, 1997 in the form of a stock dividend. All the common share and per share amounts in this report have been restated to reflect the stock split.

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


     Capitalization
       (millions)
     --------------

         Equity           LTD           Total
         ------           ---           -----
     1991      211.7     119.4          331.1
     1992      240.5     134.6          375.1
     1993      269.8     183.5          453.3
     1994      309.0     190.5          499.5
     1995      355.4     196.8          552.2
     1996      409.2     195.9          605.1
     1997      463.8     237.6          701.4


     Capital Expenditures
          (millions)

             Aerospace      Medical        Commercial      Total
             ---------      -------        ----------      -----
     1991       5.6            7.1            7.5           20.2
     1992       6.4            5.3            7.4           19.1
     1993       8.9            7.3            8.0           24.2
     1994       4.5            7.1           13.5           25.1
     1995       2.8           12.1           15.4           30.3
     1996      16.8           10.4           12.8           40.0
     1997      41.0           10.6           22.6           74.2

OTHER MATTERS

The company is currently working to resolve the potential impact of the "year 2000" on the processing of date sensitive information by the company's computerized information systems. Certain computer programs have been written using two digits rather than four to define a year which could, for example, result in a computer system incorrectly recognizing the year 2000 as the year 1900. Costs of resolving the year 2000 matter are not currently expected to have a material adverse impact on financial position or results of operations.