Form 10-K, Exhibit 13
period 1998-12-27
TELEFLEX INC
filed 1999-03-29
CIK 96943

                                                                      EXHIBIT 13


                                          TELEFLEX INCORPORATED AND SUBSIDIARIES

                                                CONSOLIDATED STATEMENT OF INCOME

                                                                 Year ended
------------------------------------------------------------------------------------------
                                                  DECEMBER 27,   December 28,  December 29,
                                                       1998          1997          1996
------------------------------------------------------------------------------------------
                                                  (Dollars in thousands, except per share)
REVENUES                                            $1,437,578    $1,145,773    $  931,183
------------------------------------------------------------------------------------------
COSTS AND EXPENSES
Materials, labor and other product costs             1,029,658       794,780       640,187
Selling, engineering and administrative expenses       266,106       230,153       190,341
Interest expense, net                                   17,054        14,435        13,876
------------------------------------------------------------------------------------------
                                                     1,312,818     1,039,368       844,404
------------------------------------------------------------------------------------------
Income before taxes                                    124,760       106,405        86,779
Taxes on income                                         42,210        36,333        29,617
------------------------------------------------------------------------------------------
NET INCOME                                          $   82,550    $   70,072    $   57,162
------------------------------------------------------------------------------------------
EARNINGS PER SHARE
  Basic                                             $     2.21    $     1.91    $     1.61
  Diluted                                           $     2.15    $     1.86    $     1.58
------------------------------------------------------------------------------------------


The accompanying notes are an integral part of the consolidated financial statements.

TELEFLEX INCORPORATED AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEET


                                                                  DECEMBER 27,    December 28,
                                                                     1998            1997
                                                                    (Dollars in thousands)
ASSETS
Current assets
  Cash and cash equivalents                                       $    66,689     $    30,702
  Accounts receivable, less allowance for doubtful
  accounts, 1998 - $4,577; 1997 - $5,668                              295,369         260,187
  Inventories                                                         235,869         218,538
  Prepaid expenses                                                     19,015          21,182
  Assets held for sale                                                     --          35,868
---------------------------------------------------------------------------------------------
      Total current assets                                            616,942         566,477
---------------------------------------------------------------------------------------------
Plant assets
  Land and buildings                                                  149,883         122,127
  Machinery and equipment                                             539,594         471,233
---------------------------------------------------------------------------------------------
                                                                      689,477         593,360
  Less accumulated depreciation                                       257,721         229,347
---------------------------------------------------------------------------------------------
      Net plant assets                                                431,756         364,013
Investments in affiliates                                              50,932          37,510
Intangibles and other assets                                          116,287         111,165
---------------------------------------------------------------------------------------------
                                                                  $ 1,215,917     $ 1,079,165
---------------------------------------------------------------------------------------------
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
  Demand loans                                                    $    50,076     $    87,414
  Current portion of long-term borrowings                              41,575          28,315
  Accounts payable                                                     99,207          80,437
  Accrued expenses                                                     95,318          77,949
  Income taxes payable                                                 25,303          20,792
---------------------------------------------------------------------------------------------
      Total current liabilities                                       311,479         294,907
Long-term borrowings                                                  275,581         237,562
Deferred income taxes and other                                        94,407          82,943
---------------------------------------------------------------------------------------------
      Total liabilities                                               681,467         615,412
---------------------------------------------------------------------------------------------
Shareholders' equity
  Common shares, $1 par value
    Issued: 1998 - 37,614,823 shares; 1997 - 37,118,146 shares         37,615          37,118
  Additional paid-in capital                                           72,080          63,158
  Retained earnings                                                   439,389         373,467
  Cumulative translation adjustment                                   (14,634)         (9,990)
---------------------------------------------------------------------------------------------
      Total shareholders' equity                                      534,450         463,753
---------------------------------------------------------------------------------------------
                                                                  $ 1,215,917     $ 1,079,165
---------------------------------------------------------------------------------------------

The accompanying notes are an integral part of the consolidated financial statements.

                                            CONSOLIDATED STATEMENT OF CASH FLOWS


                                                                       Year ended
------------------------------------------------------------------------------------------------
                                                         DECEMBER 27,  December 28,  December 29,
                                                            1998          1997          1996
------------------------------------------------------------------------------------------------
                                                                 (Dollars in thousands)
CASH FLOWS FROM OPERATING ACTIVITIES
Net income                                                $  82,550     $  70,072     $  57,162
Adjustments to reconcile net income to cash flows
  from operating activities:
  Depreciation and amortization                              60,105        47,940        38,751
  Deferred income taxes                                       2,702         1,530          (711)
  (Increase) in accounts receivable                         (24,745)      (38,886)       (9,131)
  (Increase) in inventories                                  (8,626)      (13,920)       (3,964)
  Decrease (increase) in prepaid expenses                     2,676        (3,477)       (2,191)
  Increase (decrease) in accounts payable
  and accrued expenses                                       12,777        13,896        (5,056)
  Increase (decrease) in income taxes payable                 4,188         3,635        (1,198)
  Gain on disposition of product lines                           --            --        (2,055)
------------------------------------------------------------------------------------------------
                                                            131,627        80,790        71,607
------------------------------------------------------------------------------------------------
CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from new borrowings                                 42,868        85,259        30,824
Reduction in long-term borrowings                           (19,670)      (43,488)      (39,114)
(Decrease) increase in current borrowings and
  demand loans                                              (39,029)       36,948        (3,671)
Proceeds from stock compensation plans                        5,918         4,362         5,523
Dividends                                                   (16,628)      (14,258)      (12,056)
------------------------------------------------------------------------------------------------
                                                            (26,541)       68,823       (18,494)
------------------------------------------------------------------------------------------------
CASH FLOWS FROM INVESTING ACTIVITIES
Expenditures for plant assets                               (69,063)      (74,622)      (40,500)
Payments for businesses acquired                            (22,026)      (99,802)      (26,599)
Proceeds from disposition of product lines and assets        35,868            --        32,140
Investments in affiliates                                   (15,691)      (11,466)       (2,568)
Other                                                         1,813        (1,639)       (2,622)
------------------------------------------------------------------------------------------------
                                                            (69,099)     (187,529)      (40,149)
------------------------------------------------------------------------------------------------
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS         35,987       (37,916)       12,964
Cash and cash equivalents at the beginning of the year       30,702        68,618        55,654
------------------------------------------------------------------------------------------------
Cash and cash equivalents at the end of the year          $  66,689     $  30,702     $  68,618
------------------------------------------------------------------------------------------------

The accompanying notes are an integral part of the consolidated financial statements.

TELEFLEX INCORPORATED AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY


                                                       Year ended
---------------------------------------------------------------------------------
                                         DECEMBER 27,  December 28,  December 29,
                                             1998         1997           1996
---------------------------------------------------------------------------------
                                         (Dollars in thousands, except per share)
COMMON SHARES
Balance, beginning of year                $  37,118     $  18,111     $  17,537
Shares issued under compensation plans          497           235           174
Common stock dividend                            --        18,520            --
Shares issued in acquisitions                    --           252           400
---------------------------------------------------------------------------------
Balance, end of year                         37,615        37,118        18,111
---------------------------------------------------------------------------------
ADDITIONAL PAID-IN CAPITAL
Balance, beginning of year                   63,158        58,941        49,999
Shares issued under compensation plans        8,922         4,127         5,349
Shares issued in acquisitions                    --            90         3,593
---------------------------------------------------------------------------------
Balance, end of year                         72,080        63,158        58,941
---------------------------------------------------------------------------------
RETAINED EARNINGS
Balance, beginning of year                  373,467       336,173       291,067
Net income                                   82,550        70,072        57,162
Cash dividends                              (16,628)      (14,258)      (12,056)
Common stock dividend                            --       (18,520)           --
---------------------------------------------------------------------------------
Balance, end of year                        439,389       373,467       336,173
---------------------------------------------------------------------------------
CUMULATIVE TRANSLATION ADJUSTMENT
Balance, end of year                        (14,634)       (9,990)       (4,049)
---------------------------------------------------------------------------------
TOTAL SHAREHOLDERS' EQUITY                $ 534,450     $ 463,753     $ 409,176
---------------------------------------------------------------------------------
CASH DIVIDENDS PER SHARE                  $     .45     $     .39     $     .34
---------------------------------------------------------------------------------
COMPREHENSIVE INCOME
Net income                                $  82,550     $  70,072     $  57,162
Cumulative translation adjustment            (4,644)       (5,941)         (810)
---------------------------------------------------------------------------------
Total comprehensive income                $  77,906     $  64,131     $  56,352
---------------------------------------------------------------------------------

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

      Cash and cash equivalents include funds invested in a variety of liquid short-term investments with an original maturity of three months or less.

      Inventories are stated principally at the lower of average cost or market and consisted of the following:

                                                      1998                1997
--------------------------------------------------------------------------------
Raw materials                                       $ 80,891            $ 72,806
Work-in-process                                       41,646              40,368
Finished goods                                       113,332             105,364
--------------------------------------------------------------------------------
                                                    $235,869            $218,538
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

      Intangible assets, principally the excess purchase price of acquisitions over the fair value of net tangible assets acquired, are being amortized over periods not exceeding 30 years. The company periodically reviews the carrying value of intangible assets primarily based on an analysis of cash flows.

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

ACQUISITIONS AND DISPOSITIONS

During 1998 the company acquired various smaller businesses across several markets for $22,026 in cash.

      In December 1997 the company acquired a European company with two businesses, Driver Control Systems and Truck Systems and Components, for $87 million in cash. In February 1998 the Truck Systems and Components business was sold for $36 million in cash and is presented in the balance sheet at December 28, 1997 as assets held for sale.The net cash paid of $51 million for Driver Control Systems was allocated to the assets acquired and liabilities assumed. A total of $17 million representing the excess of acquisition cost over the fair value of Driver Control Systems' net tangible assets, was allocated to intangible assets and is being amortized over 20 years. Revenues would have increased approximately $115 million and net income would not have been significantly different in 1997 and 1996 had the acquisition of Driver Control Systems occurred at the beginning of 1996. Also during 1997, the company paid $12,788 to purchase the assets of various businesses and issued 504,800 shares of common stock for all of the outstanding shares of an automotive components manufacturer in an acquisition accounted for as a pooling of interests.

      For 1998 and 1997 liabilities of $29,422 and $82,896 were assumed in connection with the acquisitions. The assets, liabilities and operating results of these businesses are included in the company's financial statements from their dates of acquisition. With the exception of Driver Control Systems as described above, financial position and results of operations would not have been materially different had the acquisitions occurred as of the beginning of the years acquired.

TELEFLEX INCORPORATED AND SUBSIDIARIES

(DOLLARS IN THOUSANDS, EXCEPT PER SHARE)


BORROWINGS AND LEASES

                                                        1998             1997
--------------------------------------------------------------------------------
Senior Notes at an average fixed
  rate of 6.9%, due in installments
  through 2008                                        $  68,500       $  76,000
Term loan notes, primarily Euro,
  at an average fixed rate of 5.4%,
  with an average maturity of four years                166,066         151,086
Other debt, mortgage notes and capital
  lease obligations, at interest rates
  ranging from 3% to 9%                                  82,590          38,791
--------------------------------------------------------------------------------
                                                        317,156         265,877
Current portion of borrowings                           (41,575)        (28,315)
--------------------------------------------------------------------------------
                                                      $ 275,581       $ 237,562
--------------------------------------------------------------------------------

      The various senior note agreements provide for the maintenance of minimum working capital amounts and ratios and limit the repurchase of the company's stock and payment of cash dividends. Under the most restrictive of these provisions, $113,000 of retained earnings was available for dividends at December 27, 1998.

      The weighted average interest rate on the $50,076 of demand loans was 5.0% at December 27, 1998. In addition, the company has approximately $200,000 available under several interest rate alternatives in unused lines of credit.

      Interest expense in 1998, 1997 and 1996 did not differ materially from interest paid, nor did the carrying value of year end long-term borrowings differ materially from fair value.

      The aggregate amounts of debt, including capital leases, maturing in each of the four years after 1999 are as follows: 2000 - $29,446; 2001 - $29,899; 2002 - $94,161; 2003 - $23,068.

      The company has entered into certain operating leases which require minimum annual payments as follows: 1999 - $23,668; 2000 - $23,248; 2001 -
$16,811; 2002 - $13,000; 2003 - $11,577. The total rental expense for all operating leases was $22,467, $15,311 and $13,288 in 1998, 1997 and 1996,
respectively.


SHAREHOLDERS' EQUITY AND STOCK COMPENSATION PLANS

The authorized capital of the company is comprised of 100,000,000 common shares, $1 par value, and 500,000 preference shares. No preference shares were outstanding during the last three years.

      Options to purchase common stock are awarded at market price on the date of grant and expire no later than 10 years after that date. No compensation expense has been recognized for stock option plans. Diluted earnings per share would have been reduced $.02 or less in 1998, 1997 and 1996 had compensation expense for stock options been determined based on the fair value at the grant date. The fair value of options granted during 1998, 1997 and 1996 of $13.64, $10.38 and $6.51, respectively, was estimated using the Black-Scholes option-pricing model. Officers and key employees held options for the purchase of 1,907,520 shares of common stock at prices ranging from $10.17 to $43.75 per share with an average exercise price of $20.22 per share and an average remaining contractual life of 6 years. Such options are presently exercisable with respect to 1,186,580 shares at an average exercise price of $16.89. Options to purchase 47,000, 421,175 and 40,000 shares of common stock were granted at average exercise prices of $40.59, $30.39 and $24.63, in 1998, 1997 and 1996, respectively. Options exercised were 390,195, 457,752 and 251,330 at average exercise prices of $14.84, $13.05 and $13.49 in 1998, 1997 and 1996, respectively.

INCOME TAXES

The provision for income taxes consisted of the following:

                                     1998              1997              1996
--------------------------------------------------------------------------------
Current
  Federal                          $ 32,278          $ 24,557          $ 22,534
  State                               3,239             2,622             2,438
  Foreign                             3,991             7,624             5,356
Deferred                              2,702             1,530              (711)
--------------------------------------------------------------------------------
                                   $ 42,210          $ 36,333          $ 29,617
--------------------------------------------------------------------------------

      The deferred income taxes provided and the balance sheet amounts of $38,896 in 1998 and $34,273 in 1997 related substantially to the methods of accounting for depreciation. Income taxes paid were $31,028, $29,581 and $28,210 in 1998, 1997 and 1996, respectively.

      A reconciliation of the company's effective tax rate to the U.S. statutory rate is as follows:

                                              1998          1997          1996
--------------------------------------------------------------------------------
Tax at U.S. statutory rate                    35.0%         35.0%         35.0%
State income taxes                             1.7           1.7           1.8
Foreign income taxes                          (1.3)          (.7)          (.5)
Export sales benefit                          (1.5)         (1.6)         (1.7)
Other                                          (.1)          (.3)          (.5)
--------------------------------------------------------------------------------
Effective income tax rate                     33.8%         34.1%         34.1%
--------------------------------------------------------------------------------

BUSINESS SEGMENTS AND OTHER INFORMATION

The company adopted the provisions of FAS 131, "Disclosures about Segments of an Enterprise and Related Information" during the fourth quarter of 1998. The company has determined that its reportable segments are Commercial, Medical and Aerospace. This assessment reflects the aggregation of businesses which have similar products and services, manufacturing processes, customers and distribution channels, and is consistent with both internal management reporting and resource and budgetary allocations. Reference is made to pages 28 through 31 for a summary of operations by business segment.

      A summary of revenues, identifiable assets and operating profit relating to the company's foreign operations, substantially European, is as follows:

                                          1998            1997            1996
--------------------------------------------------------------------------------
Revenues                                $571,587        $373,437        $314,141
Identifiable assets                     $551,440        $458,880        $326,993
Operating profit                        $ 38,537        $ 35,077        $ 28,408
--------------------------------------------------------------------------------

      Export sales from the United States to unaffiliated customers approximated $151,500, $130,600 and $98,500 in 1998, 1997 and 1996, respectively.

PENSION AND OTHER POSTRETIREMENT BENEFITS

The company provides defined benefit pension and postretirement benefit plans to eligible employees. Assumptions used in determining pension expense and benefit obligations reflect a weighted average discount rate of 7.3% in 1998 and 7.7% in 1997, an investment rate of 9% and a salary increase of 5%. Assumptions used in determining other postretirement expense and benefit obligations include a weighted average discount rate of 7.3% in 1998 and 7.7% in 1997 and an initial health care cost trend rate of 10%, declining to 6% over a period of 5 years. Increasing the trend rate by 1% would increase the benefit obligation by $1,435 and would increase the 1998 benefit expense by $150. Decreasing the trend rate by 1% would decrease the benefit obligation by $1,182 and would decrease the 1998 benefit expense by $120.

  The following table provides the components of net benefit cost for the plans:

                                      Pension                  Other Benefits
--------------------------------------------------------------------------------
                                 1998          1997          1998         1997
--------------------------------------------------------------------------------
Service cost                   $  3,074      $  2,769      $    216     $    212
Interest cost                     5,168         4,249           826          886
Actual return on
  plan assets                    (9,471)      (12,065)           --           --
Net amortization
  and deferral                    2,047         6,779            98          209
Foreign plans                     1,666           328            --           --
--------------------------------------------------------------------------------
Net benefit cost               $  2,484      $  2,060      $  1,140     $  1,307
--------------------------------------------------------------------------------

      The following provides a reconciliation of benefit obligations, plan assets, and funded status of the plans:

                                      Pension                 Other Benefits
--------------------------------------------------------------------------------
                                  1998         1997         1998         1997
--------------------------------------------------------------------------------
Benefit obligation,
  beginning of year             $ 78,918     $ 66,681     $ 12,546     $ 13,305
Service cost                       3,074        2,769          216          212
Interest cost                      5,168        4,249          826          886
Amendments                           447         (699)          --           --
Actuarial loss (gain)              2,584         (334)         473       (1,050)
Acquisitions                       1,008        9,412           --           --
Currency translation               1,206         (573)          --           --
Benefits paid                     (4,001)      (2,915         (524)        (807)
Foreign plans                      1,666          328           --           --
--------------------------------------------------------------------------------
Benefit obligation,
  end of year                     90,070       78,918       13,537       12,546
--------------------------------------------------------------------------------
Fair value of plan
  assets, beginning
  of year                         69,300       58,530           --           --
Actual return on
  plan assets                      9,471       12,065           --           --
Acquisitions                         950           --           --           --
Contributions                        875        1,200           --           --
Benefits paid                     (3,093)      (2,495)          --           --
--------------------------------------------------------------------------------
Fair value of plan
  assets, end of year             77,503       69,300           --           --
--------------------------------------------------------------------------------
Funded status                    (12,567)      (9,618)     (13,537)     (12,546)
Unrecognized transition
  (asset) obligation                (688)        (792)       5,860        6,279
Unrecognized net
  actuarial gain                 (13,858)     (12,842)      (2,900)      (3,602)
Unrecognized prior
  service cost                     1,645          (97)        (392)        (484)
--------------------------------------------------------------------------------
Accrued benefit cost            $(25,468)    $(23,349)    $(10,969)    $(10,353)
--------------------------------------------------------------------------------

TELEFLEX INCORPORATED AND SUBSIDIARIES

(DOLLARS IN THOUSANDS, EXCEPT PER SHARE)


QUARTERLY DATA (unaudited)

------------------------------------------------------------------------------------------
1998                           FIRST          SECOND           THIRD           FOURTH
------------------------------------------------------------------------------------------
Revenues                     $345,760       $  363,011       $  342,962       $385,845
Gross profit                  100,025          103,177           96,167        108,551
Net income                     19,858           21,244           16,177         25,271
Per share
  Basic earnings                  .53              .57              .43            .68
  Diluted earnings                .52              .55              .42            .66
  Dividends                      .100             .115             .115           .115
Market price
  High                             44 5/8           46 3/8           41 3/8         45 5/8
  Low                              33 3/4           37 1/8           29 5/8         31 3/4
------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------
1997                           First           Second          Third           Fourth
------------------------------------------------------------------------------------------
Revenues                     $269,344       $  280,263       $  281,757       $314,409
Gross profit                   83,205           86,321           84,692         96,775
Net income                     16,677           18,349           13,828         21,218
Per share
  Basic earnings                  .46              .50              .38            .57
  Diluted earnings                .45              .49              .36            .56
  Dividends                      .088             .100             .100           .100
Market price
  High                             27               33 1/4           35 3/4         39 3/4
  Low                              23 1/4           25 3/4           30 1/2         34 5/8
------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------
1996                           First           Second          Third           Fourth
------------------------------------------------------------------------------------------
Revenues                     $234,448       $  238,394       $  215,144       $243,197
Gross profit                   73,338           75,104           66,371         76,183
Net income                     14,852           15,137           10,049         17,124
Per share
  Basic earnings                  .42              .43              .29            .47
  Diluted earnings                .42              .42              .28            .46
  Dividends                      .078             .088             .088           .088
Market price
  High                             23 3/8           24 3/8           25             26
  Low                              19 3/4           21 1/4           22             23 3/8
------------------------------------------------------------------------------------------

                                               REPORT OF INDEPENDENT ACCOUNTANTS

                                                   [PricewaterhouseCoopers Logo]

To the Board of Directors and Shareholders
Teleflex Incorporated

In our opinion, the consolidated financial statements appearing on pages 19 through 31 of this Annual Report present fairly, in all material respects, the financial position of Teleflex Incorporated and its subsidiaries at December 27, 1998 and December 28, 1997 and the results of their operations and cash flows for each of the three years in the period ended December 27, 1998, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.


/s/ PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP
Philadelphia, Pennsylvania
February 10, 1999

TELEFLEX INCORPORATED AND SUBSIDIARIES

SELECTED FINANCIAL AND BUSINESS SEGMENT DATA


                                                     1998           1997           1996
------------------------------------------------------------------------------------------
SUMMARY OF OPERATIONS
Revenues
  Commercial                                      $  649,644     $  497,366     $  422,443
  Medical                                            338,305        323,114        307,555
  Aerospace                                          449,629        325,293        201,185
------------------------------------------------------------------------------------------
    Net sales                                      1,437,578      1,145,773        931,183
  Other income(a)                                         --             --             --
------------------------------------------------------------------------------------------
    Total revenues                                $1,437,578     $1,145,773     $  931,183
------------------------------------------------------------------------------------------
Operating profit
  Commercial                                      $   62,010     $   61,562     $   57,849
  Medical                                             41,879         35,466         34,630
  Aerospace                                           55,163         38,787         21,007
------------------------------------------------------------------------------------------
                                                     159,052        135,815        113,486
Less:
  Interest expense, net                               17,054         14,435         13,876
  Corporate expenses, net of other income             17,238         14,975         12,831
------------------------------------------------------------------------------------------
Income before taxes                                  124,760        106,405         86,779
Taxes on income                                       42,210         36,333         29,617
------------------------------------------------------------------------------------------
Net income                                        $   82,550     $   70,072     $   57,162
------------------------------------------------------------------------------------------
Earnings per share
  Basic                                           $     2.21     $     1.91     $     1.61
  Diluted                                         $     2.15     $     1.86     $     1.58
Cash dividends per share                          $      .45     $      .39     $      .34
Net income as a percent of revenues                      5.7%           6.1%           6.1%
Percent of net sales
  Commercial                                              45%            44%            45%
  Medical                                                 24%            28%            33%
  Aerospace                                               31%            28%            22%
Average number of common and common equivalent
shares outstanding
  Basic                                               37,347         36,759         35,482
  Diluted                                             38,425         37,661         36,197
Average number of employees                           12,603         10,830          9,373
------------------------------------------------------------------------------------------

                                   [BAR CHART]


                           Sales by Business Segment
                                 (in millions)

         Commercial     Medical      Aerospace       Total
         ----------     -------      ---------      -------

1988        153.2         38.0         132.4          323.6
1989        174.0         42.4         139.2          355.6
1990        162.6        115.8         162.7          441.1
1991        168.6        130.5         180.4          479.5
1992        210.4        179.4         177.3          567.1
1993        284.1        180.6         202.1          666.8
1994        356.7        253.0         203.0          812.7
1995        403.6        293.4         215.7          912.7
1996        422.4        307.6         201.2          931.2
1997        497.4        323.1         325.3        1,145.8
1998        649.7        338.3         449.6        1,437.6

  1995         1994         1993         1992           1991         1990         1989         1988
------------------------------------------------------------------------------------------------------
                (Dollars and shares in thousands, except per share and employee data)
$403,637     $356,708     $284,106     $210,464       $168,598     $162,646     $173,957     $153,144
 293,341      253,020      180,623      179,376        130,540      115,756       42,406       38,032
 215,711      202,944      202,067      177,292        180,399      162,731      139,262      132,413
------------------------------------------------------------------------------------------------------
 912,689      812,672      666,796      567,132        479,537      441,133      355,625      323,589
      --           --           --        3,206          3,472        3,080        4,441        4,634
------------------------------------------------------------------------------------------------------
$912,689     $812,672     $666,796     $570,338       $483,009     $444,213     $360,066     $328,223
------------------------------------------------------------------------------------------------------

$ 59,719     $ 53,324     $ 37,794     $ 25,754       $ 19,996     $ 22,224     $ 22,025     $ 26,794
  30,237       32,386       21,486       25,463         19,900       16,183        5,782        3,755
  12,683        5,367       14,906       16,100         21,722       20,781       20,711       16,548
------------------------------------------------------------------------------------------------------
 102,639       91,077       74,186       67,317         61,618       59,188       48,518       47,097

  18,632       18,361       14,466       15,482         13,765       12,401        6,886        6,225
  10,407        9,725        7,410        3,185          2,519        3,880        2,395        4,493
------------------------------------------------------------------------------------------------------
  73,600       62,991       52,310       48,650         45,334       42,907       39,237       36,379
  24,730       21,795       18,624       16,638         15,527       14,340       12,440       12,370
------------------------------------------------------------------------------------------------------
$ 48,870     $ 41,196     $ 33,686     $ 32,012(b)    $ 29,807     $ 28,567     $ 26,797     $ 24,009
------------------------------------------------------------------------------------------------------

$   1.40     $   1.20     $    .99     $    .95(b)    $    .90     $    .87     $    .83     $    .75
$   1.37     $   1.17     $    .98     $    .93(b)    $    .88     $    .87     $    .82     $    .74
$    .30     $    .26     $    .23     $    .21       $    .20     $    .18     $    .16     $    .13
     5.4%         5.1%         5.1%         5.6%           6.2%         6.4%         7.4%         7.3%

      44%          44%          43%          37%            35%          37%          49%          47%
      32%          31%          27%          32%            27%          26%          12%          12%
      24%          25%          30%          31%            38%          37%          39%          41%


  34,885       34,373       33,958       33,557         33,062       32,667       32,321       31,986
  35,574       35,061       34,533       34,264         33,701       32,952       32,805       32,487
   9,553        8,740        7,920        6,920          6,160        5,860        5,080        4,350
------------------------------------------------------------------------------------------------------

(a) Beginning in 1993, other income, which was insignificant, has been reclassified as an offset to interest expense and corporate expenses.

(b) Excludes an increase in net income of $860, or $.03 per share as a result of a change in accounting for income taxes.


                                   [BAR CHART]
          Operating Profit by Business Segment
                                 (in millions)

         Commercial     Medical      Aerospace       Total
         ----------     -------      ---------      -------

1988         26.8          3.8          16.5           47.1
1989         22.0          5.8          20.7           48.5
1990         22.2         16.2          20.8           59.2
1991         20.0         19.9          21.7           61.6
1992         25.7         25.5          16.1           67.3
1993         37.8         21.5          14.9           74.2
1994         53.3         32.4           5.4           91.1
1995         59.7         30.2          12.7          102.6
1996         57.9         34.6          21.0          113.5
1997         61.6         35.5          38.8          135.8
1998         62.0         41.9          55.2          159.1

TELEFLEX INCORPORATED AND SUBSIDIARIES

                                             1998           1997           1996
------------------------------------------------------------------------------------
FINANCIAL POSITION
Identifiable assets
  Commercial                              $  405,347     $  351,345     $  227,594
  Medical                                    361,282        333,698        320,699
  Aerospace                                  324,532        276,708        194,305
  Corporate                                  124,756        117,414        115,256
------------------------------------------------------------------------------------
  Total assets                            $1,215,917     $1,079,165     $  857,854
------------------------------------------------------------------------------------
Capital expenditures
  Commercial                              $   26,243     $   22,570     $   12,821
  Medical                                 $   13,943     $   10,611     $   10,421
  Aerospace                               $   28,561     $   40,992     $   16,767
Depreciation and amortization
  Commercial                              $   23,353     $   14,335     $   11,907
  Medical                                 $   18,044     $   18,459     $   16,267
  Aerospace                               $   17,852     $   14,440     $    9,827

Long-term borrowings                      $  275,581     $  237,562     $  195,945
Shareholders' equity                      $  534,450     $  463,753     $  409,176
Working capital                           $  305,463     $  271,570     $  269,355

Current ratio                                    2.0            1.9            2.4
Book value per share                      $    14.21     $    12.49     $    11.30

Return on average shareholders' equity          16.5%          16.1%          15.0%
------------------------------------------------------------------------------------


                                  [BAR CHART]

                               Stock Price
                           Low              High
                           ---              ----
1988                      7.13            10.21
1989                      9.38            12.92
1990                      8.33            12.08
1991                      9.81            17.19
1992                     12.50            19.75
1993                     13.88            19.13
1994                     15.88            20.13
1995                     19.00            22.88
1996                     19.75            26.00
1997                     23.25            39.75
1998                     29.63            46.38

  1995         1994         1993         1992         1991         1990         1989         1988
----------------------------------------------------------------------------------------------------
                             (Dollars in thousands, except per share)
$201,808     $184,971     $158,206     $142,041     $101,187     $ 84,678     $ 90,557     $ 83,601
 331,349      311,547      266,239      206,562      194,609      147,954      125,635       34,819
 183,636      188,348      202,130      142,523      141,104      143,419      130,762      107,524
  68,378       25,923       14,001       43,805       40,793       49,049       19,708       38,172
----------------------------------------------------------------------------------------------------
$785,171     $710,789     $640,576     $534,931     $477,693     $425,100     $366,662     $264,116
----------------------------------------------------------------------------------------------------

$ 15,445     $ 13,489     $  7,967     $  7,386     $  7,505     $  5,581     $  5,507     $  8,880
$ 12,107     $  7,029     $  7,361     $  5,316     $  7,138     $  4,236     $  2,373     $    960
$  2,794     $  4,538     $  8,865     $  6,384     $  5,585     $  7,166     $ 10,701     $  5,228

$ 11,446     $  9,930     $  9,251     $  6,262     $  5,633     $  5,369     $  4,715     $  3,675
$ 15,087     $ 11,694     $  8,030     $  6,505     $  4,725     $  3,999     $  1,693     $  1,455
$ 10,471     $ 10,771     $ 10,176     $  8,002     $  7,366     $  7,024     $  5,777     $  5,556

$196,844     $190,499     $183,504     $134,600     $119,370     $112,941     $106,128     $ 57,104
$355,364     $309,024     $269,790     $240,467     $211,702     $187,875     $160,038     $136,328
$252,651     $220,544     $171,397     $166,803     $131,589     $133,840     $112,325     $ 98,217

     2.3          2.3          2.1          2.4          2.1          2.3          2.4          2.6
$  10.13     $   8.94     $   7.90     $   7.12     $   6.37     $   5.72     $   4.94     $   4.25

    14.7%        14.2%        13.2%        14.2%        14.9%        16.4%        18.1%        19.1%
----------------------------------------------------------------------------------------------------


                                   [BAR CHART]



                             Domestic/Foreign Sales
                                 (in millions)

                         Foreign          Domestic          Total
                         -------          --------          -----
1988                     52,733           270,856            323,589
1989                     62,932           292,693            355,625
1990                    131,805           309,328            441,133
1991                    153,532           326,005            479,537
1992                    172,618           394,514            567,132
1993                    187,259           479,537            666,796
1994                    221,145           591,527            812,672
1995                    283,892           628,797            912,689
1996                    314,141           617,042            931,183
1997                    373,437           772,336           1,145,773
1998                    571,587           865,991           1,437,578

TELEFLEX INCORPORATED AND SUBSIDIARIES

1998 FINANCIAL REVIEW


OVERVIEW

The company's major financial objectives are to achieve a 15% to 20% annual growth rate in revenues and net income, to generate a 20% return on average shareholders' equity and to pay dividends of 20% of trailing twelve months earnings. Results for 1998 exceeded these growth goals as revenues and net income grew by 25% and 18%, respectively. Over the last five years revenues have grown by a compounded rate of 17% and net income by 20%. The 1998 return on average shareholders' equity was 17% and has improved in each of the last five years. Finally, the company has paid dividends of 20% or more of trailing twelve months earnings since the first cash dividend payment was made in 1977.

      The company is committed to maintaining a balance among its three segments: Commercial, Medical, and Aerospace. Balance among the three segments reduces the company's risk from changes in the business cycle of any one segment thus assisting the company in consistently achieving its growth objectives. It also gives the company the ability to invest funds at the bottom of a segment's operating cycle and provides a broader base of markets in which to grow. Balance is also maintained within the individual operating segments through either geographical, customer or market diversification. As a result, despite cyclical downturns in each of the segments the company's total operating profit has increased in each of the last five years.

      The company intends to achieve its growth objectives internally through both development of new products and new markets for existing products and externally, primarily through acquisitions. It is expected that over time, approximately half the growth will be achieved through expansion of core product lines and half will be derived externally. Over the past five years the company's internal growth has accounted for one-half of its overall growth. During the same time the company has invested approximately $370 million for acquisitions which have accounted for the other half of the revenue increase. During 1997 and 1998, the company purchased businesses with annualized sales of approximately $260 million, $170 million of which is included in 1998 revenues. These acquisitions fit strategically with the company's businesses and bring new technologies, capabilities and market opportunities that will supplement future growth.

      Acquisitions, while adding initially to revenues, generally do not contribute proportionately to earnings in the early years. In these years, earnings are generally reduced by up-front costs such as interest, depreciation and amortization, and, in many instances, the expenses of integrating a newly acquired business into an existing operation. Additionally, many of the acquisitions include new technologies and products which require incremental investment to enhance their future growth prospects.

                                   [BAR CHART]


             Revenues
          (in millions)
          -------------
1994           812.7
1995           912.7
1996           931.2
1997         1,145.8
1998         1,437.6

      The company has maintained a conservative capital structure with long-term debt ranging from 30% to 40% of total capitalization. This provides the flexibility to increase borrowings should growth opportunities arise. Under these circumstances it is conceivable that debt may increase to as much as 50% of capitalization for a period of time. The use of debt financing enables the company to maintain a lower cost of capital thus further enhancing value for shareholders. The company finances foreign operations and acquisitions primarily in their local currencies, thus reducing exposure to exchange rate fluctuations. As a result of these natural hedges, approximately 70% of the company's total borrowings are denominated in currencies other than the U.S. dollar. The introduction of the Euro reduces the number of currencies to which the company is exposed which could add volatility to reported financial results.

      Historically, operations have generated sufficient cash flow to finance the company's operating requirements while borrowings have been incurred largely to finance acquisitions. Over the past five years cash flow from operations has totaled over $400 million. This operating cash flow is reinvested in the company's core businesses, provides for the payment of dividends and enables the company to continue to upgrade and expand its plant and equipment. The company, while not particularly capital intensive, spends approximately 4% of sales annually on plant and equipment.

RESULTS OF OPERATIONS
1998 VS. 1997

Revenues gained 25% in 1998 to $1,437.6 million from $1,145.8 million in 1997 resulting from increases at each of the company's three segments. Acquisitions accounted for 60% of the company's increase in revenue. For 1998 the Commercial, Medical and Aerospace segments accounted for 45%, 24% and 31% of the company's net sales, respectively. Foreign operations comprised 40% of the company's revenues, increased 53% over 1997 and were not significantly affected by changes in foreign currency exchange rates. The increase in foreign sales resulted primarily from the acquisition of a manufacturer of automotive driver control systems.

      Gross profit margin declined in 1998 to 28.4% from 30.6% in 1997 despite increases in the Medical and Aerospace segments. A reduction in the proportion of sales from the Medical Segment, which has a higher gross margin compared with the other segments; and, a lower contribution to gross margin from recent acquisitions in the Commercial Segment contributed to the decrease. Operating expenses as a percentage of sales improved to 18.5% from 20.1% in 1997 resulting from reductions in the Commercial and Medical segments. In addition, a decline in the proportion of sales from the Medical Segment contributed to lowering the operating expense percentage.

      Operating profit increased 17% in 1998 to $159.1 million from $135.8 million in 1997 while operating profit as a percentage of sales (operating margin) declined to 11.1% from 11.9%. For 1998 the Commercial, Medical and Aerospace segments represented 39%, 26% and 35% of the company's operating profit, respectively. All three segments reported increases in operating profit with Aerospace contributing the largest gain. The decrease in operating margin resulted from the decline in the Commercial Segment which offset the increases in Medical and Aerospace.

      Net income in 1998 increased 18% to $82.6 million and diluted earnings per share increased 16% to $2.15. Basic earnings per share increased 16% to $2.21.

1997 VS. 1996

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

      Operating profit increased 20% in 1997 to $135.8 million from $113.5 million in 1996. All three segments reported gains with the largest coming from Aerospace. For 1997 the Commercial, Medical and Aerospace segments represented 45%, 26% and 29% of the company's operating profit, respectively. Operating margin remained unchanged at approximately 12% as an increase in the Aerospace Segment offset declines in Commercial and to a lesser extent, Medical.

      Net income in 1997 increased 23% to $70.1 million while diluted earnings per share increased 18% to $1.86. Basic earnings per share increased 19% to $1.91.

INTEREST EXPENSE AND INCOME TAX EXPENSE

Interest expense increased in 1998 as a result of additional borrowings incurred at the end of 1997 to finance acquisitions which offset the effect of lower interest rates. In 1997 interest expense increased as reduced interest rates were offset by the effect of lower invested cash balances. Interest expense as a percent of sales decreased in 1998 to 1.2% from 1.3% in 1997. The effective income tax rate declined to 33.8% in 1998, compared with 34.1% in both 1997 and 1996. The mix of the company's foreign taxable income was comparable in 1997 and 1996 while in 1998 a higher proportion of income was earned in countries with relatively lower income tax rates.


                                   [BAR CHART]

           Net Income
          (in millions)
          -------------
1994         41.2
1995         48.9
1996         57.2
1997         70.1
1998         82.6

TELEFLEX INCORPORATED AND SUBSIDIARIES

COMMERCIAL SEGMENT

The Commercial Segment designs and manufactures proprietary mechanical and electrical controls for the automotive market; mechanical, electrical and hydraulic controls, and electronic products for the pleasure marine market; and proprietary products for the fluid transfer and outdoor power equipment markets.

      Products in the Commercial Segment generally are less complex and are produced in higher unit volume than those of the company's other two segments. They are manufactured both for general distribution as well as custom fabricated to meet individual customer needs. Consumer spending patterns generally influence the market trends for these products.

1998 VS. 1997

Sales in the Commercial Segment increased 31% in 1998 from $497.4 million to $649.6 million resulting from increases in all three product lines, Automotive, Marine and Industrial. The increase in the Automotive product line was primarily due to acquisitions including a manufacturer of automotive driver control systems. The North American sales growth rate was slower from the effects of the General Motors strike. Within the Marine product line, increases in sales of non-marine products offset a decline in sales of marine electronics products. Additional sales of light duty cable and flexible fluoroplastic hose resulted in the Industrial product line gain.

      Operating profit increased 1% while operating margin declined to 10% in 1998 from 12% in 1997. Increases in operating profit and margin in the Industrial product line were offset by declines in Automotive while Marine remained unchanged from the prior year. The declines in Automotive were due to lower margins of acquisitions, expenses related to new products such as the adjustable pedal and costs associated with the General Motors strike. The strike reduced operating profit by approximately $3.4 million, or 5 cents per share. Within the Marine product line, higher operating profits and margins stemming from increased volume of non-marine products were offset by declines from marine electronics products. The Industrial product line increases resulted primarily from the additional volume of flexible fluoroplastic hose.

      Assets increased in 1998 due primarily to acquisitions in the Automotive product line. Return on average assets declined from 21% in 1997 to 16% in 1998 resulting from the combination of increased assets and lower operating returns from acquisitions.

                                   [BAR CHART]


Operating Profit
 (in millions)
1994       91.1
1995      102.6
1996      113.5
1997      135.8
1998      159.1

1997 VS. 1996

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

      Investment in total assets in this segment grew by over $100 million in 1997 primarily as a result of the United Parts acquisition. Return on average assets declined in 1997 to 21% from 27% in 1996 as a result of the acquisition of United Parts in December 1997.

MEDICAL SEGMENT

The Medical Segment manufactures and distributes a broad range of invasive disposable and reusable devices for the urology, gastroenterology, anesthesiology and respiratory care markets worldwide. It also designs and manufactures a variety of surgical devices, closure systems and provides instrument management services.

      Products in the Medical Segment generally are required to meet exacting standards of performance and have relatively longer product life cycles. External economic influences on sales relate primarily to spending patterns in the worldwide medical devices and supplies market. The Hospital Supply product line conducts its business primarily outside the United States and accordingly, its sales and profits are subject to changes from foreign exchange rate movements. The Surgical Devices product line operates mostly within the United States.

1998 VS. 1997

In 1998 Medical Segment sales increased 5% to $338.3 million from $323.1 million resulting primarily from gains in the Surgical Devices product line which offset a decline in Hospital Supply due to weaker foreign currencies. The increase in Surgical Devices resulted from additional European sales and from growth of instrument management services aided by an acquisition.

      Operating profit increased 18% in 1998 to $41.9 million from $35.5 million in 1997 and operating margin improved to 12% from 11%. The increases in operating profit and operating margin are the result of gains in both Hospital Supply and Surgical Devices. The 1998 increases in Surgical Devices are due to unusually high expenses in the prior year from realigning sales and manufacturing by product line. The increases in Hospital Supply are the result of increased sales of higher margin products.

      Assets increased due to investment in instrument management services including an acquisition and increases in accounts receivable and inventory related to volume. Return on average assets improved from 11% to 12% resulting from the increase in operating profit which more than offset the increase in assets.

1997 VS. 1996

In 1997 the Medical Segment sales increased by 5% to $323.1 million from $307.6 million in 1996. The sales growth was equally split between the Hospital Supply and Surgical Devices product lines. New products contributed to the growth in the Hospital Supply product line while a first quarter acquisition of a small ligation clip manufacturer was the primary cause of the increase in Surgical Devices. The growth rate for sales in Hospital Supply, which is European based, was reduced by weaker foreign currencies.

      Operating profit rose 2% in 1997 to $35.5 million from $34.6 million in 1996 while operating margin remained relatively constant. The gain in profitability in Hospital Supply due to volume increases, was offset by a decline in the Surgical Devices product line. The decline in Surgical Devices operating profit and margin is the result of costs associated with the realignment of the manufacturing facilities and sales forces into three market units; instruments, closure, and service.

      Assets increased in 1997 as a result of the acquisition which offset the effects of weaker foreign currencies. Return on average assets in 1997 remained unchanged at 11% resulting from an operating profit and an average asset base which remained relatively unchanged.


                                   [BAR CHART]

Capital Expenditures
 (in millions)
          Commercial     Medical   Aerospace      Total
          ----------     -------   ---------      -----
1994       13.5           7.1       4.5           25.1
1995       15.4          12.1       2.8           30.3
1996       12.8          10.4      16.8           40.0
1997       22.6          10.6      41.0           74.2
1998       26.3          13.9      28.6           68.8

TELEFLEX INCORPORATED AND SUBSIDIARIES

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

1998 VS. 1997

Sales in the Aerospace Segment increased 38% in 1998 to $449.6 million from $325.3 million. Each of the Segment's product lines, cargo systems, coatings, repair services and manufactured turbine components, gained. The largest contribution to the increase came from manufactured turbine components which gained from the continued strength of the aerospace market. In addition, growth in repair services from the newly completed Singapore plant and in coatings from increased sales to the industrial gas turbine market contributed to the gain.

      Operating profit in 1998 increased 42% to $55.2 million from $38.8 million and operating margin improved slightly to 12.3% from 11.9%. The operating profit gain was primarily the result of additional volume in manufactured turbine components. The volume gain also contributed to the improved operating margin. The increase in operating margin in this Segment, however, was diluted by higher sales of repair services which distributes approximately half of its profits to a joint venture partner.

      The increase in assets in 1998 was due to additional plant and equipment and working capital investments made to accommodate the continued growth in this segment during the year. Return on average assets increased from 16% to 18% as the increase in operating profit outpaced the increase in assets during the year.

1997 VS. 1996

Sales in the Aerospace Segment grew an exceptional 62% in 1997 to $325.3 million from $201.2 million the prior year. Approximately one-third of the Segment's growth was the result of acquisitions while the remainder came from existing products which benefited from the robust aerospace market. All product lines contributed. The majority of the growth came from turbine components, including the results of an acquisition and the internal growth in the repairs product line. During 1997 Aerospace made two small acquisitions. The first extended the cargo systems product line to narrow-body aircraft while the second helped further diversify the coatings product line into the ground turbine repairs market.

      Operating profit grew from $21.0 million in 1996 to $38.8 million in 1997, an increase of 85%. Operating margin improved from a little over 10% in 1996 to nearly 12% in 1997. The increase in both profit and margin was principally the result of volume increases in the turbine component and repair services product lines.

      Including acquisitions, assets increased in 1997 by more than $80 million. Capital expenditures increased substantially in order to support the higher level of expected business activity, including construction of a repair facility in Singapore. Return on average assets improved from 11% in 1996 to 16% in 1997 due to the significant growth in operating profit during 1997.


                                   [BAR CHART]

Cash Flow from Operations
      (in millions)
1994       57.7
1995       70.8
1996       71.6
1997       80.8
1998      131.6

LIQUIDITY, MARKET RISK AND CAPITAL RESOURCES

The company continued to generate high levels of cash from operations. In 1998 cash flows from operating activities grew to $131.6 million compared to $80.8 million in 1997 and $71.6 million in 1996. The increase in 1998 resulted from higher net income and non-cash depreciation and amortization and, from improvements in working capital. The increase in 1997 was due to higher net income and depreciation and amortization offset by working capital requirements related to incremental sales volume. In addition to the cash generated from operations the company has approximately $200 million in committed and uncommitted unused lines of credit available which provide the ability to pursue strategic growth opportunities. Total borrowings for the company increased $14 million in 1998 while long-term debt to total capitalization was 34% in both 1997 and 1998. The increase in long-term debt resulted from borrowings incurred to complete construction of the Singapore facility, foreign acquisition financing and foreign currency exchange rate changes which were offset by repayments. The most significant investment of cash for 1997 was payments for businesses acquired. Cash payments in 1997 of nearly $100 million related primarily to the acquisition of Driver Control Systems which was financed principally with new borrowings. During the first quarter of 1998 certain acquired non-strategic assets were sold for $36 million in cash and the related borrowings reduced. Approximately 70% of the company's total borrowings of $367 million are denominated in currencies other than the US dollar, principally Euro, providing a natural hedge against fluctuations in the value of assets denominated in foreign currencies.

      In addition to the natural hedge positions for translation risk, the company occasionally uses forward rate contracts to manage foreign currency transaction exposure and interest rate caps and swaps for exposure to interest rate changes. The company does not enter into these arrangements for trading purposes, but rather to limit the impact of movements in financial markets on its cash flows. The use of these derivative instruments, which are contracted only with financial institutions having high investment grade credit ratings, were not significant at December 27, 1998.

                                   [BAR CHART]

Dividends per Share
1994       0.26
1995       0.30
1996       0.34
1997       0.39
1998       0.45

      In June 1998 the Financial Accounting Standards Board issued Statement of Financial Accounting Standard No. 133, "Accounting for Derivative Instruments and Hedging Activities" which will be effective for the company in the year 2000. Under the provisions of this statement all derivative financial instruments will be recorded on the balance sheet at fair market value. Subsequent changes in value will be recognized in the statement of income or as part of comprehensive income. Based on the company's current use of derivative instruments and hedging activities, the new statement is not expected to have a material effect on the company's consolidated balance sheet or statement of income.

      The company's financial condition remains strong. The company believes that cash flows from operations and access to additional funds through available credit facilities provide adequate resources to fund operating requirements, capital expenditures and additional acquisition opportunities to meet its strategic and financial goals.

TELEFLEX INCORPORATED AND SUBSIDIARIES

                                   [BAR CHART]

Capitalization
 (in millions)
          Equity         LTD         Total
          ------         ---         -----
1994      309.0          190.5       499.5
1995      355.4          196.8       552.2
1996      409.2          195.9       605.1
1997      463.8          237.6       701.4
1998      534.5          275.6       810.1

SHAREHOLDERS' EQUITY

Shareholders' Equity increased to $534.5 million at the end of 1998 from $463.8 million at the end of 1997. Book value per share increased to $14.21 at December 27, 1998 compared to $12.49 at December 28, 1997. During 1998 the dividend per share was increased 15% to $.45 per share from $.39 per share in 1997. Return on shareholders' equity increased in 1998 to 17% from 16% in 1997.

OTHER MATTERS

ENVIRONMENTAL

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

YEAR 2000

Background

The "year 2000 issue" refers to computer programs written using two digits rather than four to define the year. This could result in computer systems being unable to distinguish between the year 1900 and the year 2000. The remediation of non-compliant computer systems before the year 2000 by the company, and its suppliers and customers is necessary to minimize the possibility of systems failures causing disruptions in business operations.

Project

The company began its year 2000 remediation project in 1997 comprising seven phases: (1) awareness, (2) inventory, (3) assessment, (4) analysis, (5) conversion, (6) implementation and (7) post implementation. Each of the company's more than eighty business units is responsible for carrying out its own remediation plan with assistance and monitoring by a full time "year 2000 project office." These remediation plans include requirements to develop and test contingency procedures in the event of unforeseen system failures due to year 2000 issues. These contingency plans may include identifying alternate suppliers for the company's significant production materials and supplies, adjusting factory production schedules and other measures considered appropriate by management. The company's goal is to achieve compliance in all of its internal business information systems by the third quarter of 1999. At December 27, 1998 approximately two-thirds of the activities, including replacements, upgrades and modifications in the normal course of business, necessary for company-wide compliance have been completed. The project also encompasses remediation of non-information systems such as embedded chips within the company's production processes and infrastructure; and, customer and supplier readiness. As part of its overall business risk assessment, the company has sent year 2000 readiness surveys to its significant customers and suppliers. The surveys are being continuously updated and, where necessary, will be supplemented with on-site inspection of significant customers and suppliers.

Costs

The aggregate effort directed towards year 2000 remediation is estimated to be approximately $10 to $12 million including the capitalized cost of certain computer hardware and software systems and the redirected effort of the company's existing resources. Approximately $7 million has been spent as of December 27, 1998 and has been funded by cash flows from operations.

Risks

Failure to correct a significant year 2000 issue could result in a disruption of normal business operations. Due to the general uncertainty inherent in the year 2000 issue, especially as it relates to the readiness of customers and suppliers, a risk of a material adverse effect on the company's future results of operations, liquidity and financial condition does exist. The company believes that completion of its year 2000 project including scheduled business system implementations will reduce the risk of significant disruption of normal business operations. The company's operations are diversified among over eighty separate business units. This diversified environment combined with multiple customer and supplier relationships further reduces the risk of a significant disruption to the company's operations.