Form 10-K, Exhibit 13
period 1999-12-26
TELEFLEX INC
filed 2000-03-23
CIK 96943

March 22, 2000
                               INDEX TO EXHIBITS

EXHIBIT
--------

 3(a)    -      The Company's Articles of Incorporation (except for Article
                Thirteenth and the first paragraph of Article Fourth) are
                incorporated herein by reference to Exhibit 3(a) to the
                Company's Form 10-Q for the period ended June 30, 1985. Article
                Thirteenth of the Company's Articles of Incorporation is
                incorporated herein by reference to Exhibit 3 of the Company's
                Form 10-Q for the period ended June 28, 1987. The first
                paragraph of Article Fourth of the Company's Articles of
                Incorporation is incorporated herein by reference to Exhibit
                3(a) of the Company's Form 10-K for the year ended December 27,
                1998.

  (b)    -      The Company's Bylaws are incorporated herein by reference to
                Exhibit 3(b) of the Company's Form 10-K for the year ended
                December 28, 1987.

 4       -      The Company's Shareholders' Rights Plan is incorporated herein by reference to the Company's Form 8-K dated December 7, 1998.

10(a)    -      The 1982 Stock Option Plan, incorporated herein by reference to the Company's registration statement on Form S-8 (Registration
                No. 2-84148), as supplemented, with amendments of April 26, 1991 incorporated by reference to the Company's definitive Proxy
                Statement for the 1991 Annual Meeting of Shareholders.

  (b)    -      The 1990 Stock Compensation Plan, incorporated herein by
                reference to the Company's registration statement on Form S-8
                (Registration No. 33-34753), revised and restated as of December
                1, 1997 incorporated by reference to Exhibit 10(b) of the
                Company's Form 10-K for the year ended December 28, 1997.

  (c)    -      The Salaried Employees' Pension Plan, as amended and restated
                in its entirety, effective July 1, 1989 and the retirement income plan as amended and restated in its entirety effective
                January 1, 1994 and related Trust Agreements, dated July 1, 1994 is incorporated by reference to the Company's Form 10-K for the year ended December 25, 1994.

  (d)    -      Description of deferred compensation arrangements between the
                Company and its Chairman, L. K. Black, incorporated by reference to the Company's definitive Proxy Statement for the 2000 Annual
                Meeting of Shareholders.

  (e)    -      Description of compensation arrangement between the Company and its President and Chief Executive Officer, David S. Boyer,
                incorporated by reference to the Company's definitive Proxy
                Statement for the 2000 Annual Meeting of Shareholders.

  (f)    -      Teleflex Incorporated Deferred Compensation Plan effective as of January 1, 1995, and amended and restated January 1, 1999 is incorporated by reference to Exhibit 10(f) of the Company's Form
                10-K for the year ended December 27, 1998.

  (g)    -      Information on the Company's Profit Participation Plan,
                insurance arrangements with certain officers and deferred
                compensation arrangements with certain officers, non-qualified supplementary pension plan for salaried employees and
                compensation arrangements with directors is incorporated by reference to the Company's definitive Proxy Statement for the
                1998, 1999 and 2000 Annual Meeting of Shareholders.

  (h)    -      The Company's Voluntary Investment Plan is incorporated by reference to Exhibit 28 of the Company's registration statement on Form S-8 (Registration No. 2-98715).

13       -      Pages 17 through 31 of the Company's Annual Report to
                Shareholders for the period ended December 26, 1999.

21       -      The Company's Subsidiaries.

23       -      Consent of Independent Accountants (see page 11 herein).

24       -      Power of Attorney.

27       -      Financial Data Schedule.

                                                                      Exhibit 13

Teleflex Incorporated and Subsidiaries
CONSOLIDATED STATEMENT OF INCOME

                                                                                       Year ended
-----------------------------------------------------------------------------------------------------------------------
                                                                    DECEMBER 26,       December 27,       December 28,
                                                                       1999               1998               1997
-----------------------------------------------------------------------------------------------------------------------
                                                                        (Dollars in thousands, except per share)
REVENUES                                                            $1,601,069         $1,437,578         $1,145,773
-----------------------------------------------------------------------------------------------------------------------
COSTS AND EXPENSES
Materials, labor and other product costs                             1,155,879          1,029,658            794,780
Selling, engineering and administrative expenses                       284,702            266,106            230,153
Interest expense, net                                                   17,732             17,054             14,435
-----------------------------------------------------------------------------------------------------------------------
                                                                     1,458,313          1,312,818          1,039,368
-----------------------------------------------------------------------------------------------------------------------
Income before taxes                                                    142,756            124,760            106,405
Taxes on income                                                         47,536             42,210             36,333
-----------------------------------------------------------------------------------------------------------------------
NET INCOME                                                          $   95,220         $   82,550         $   70,072
-----------------------------------------------------------------------------------------------------------------------
EARNINGS PER SHARE
  Basic                                                             $     2.52         $     2.21         $     1.91
  Diluted                                                           $     2.47         $     2.15         $     1.86
-----------------------------------------------------------------------------------------------------------------------

The accompanying notes are an integral part of the consolidated financial statements.

18


Teleflex Incorporated and Subsidiaries
CONSOLIDATED BALANCE SHEET


                                                                                                 Year ended
-----------------------------------------------------------------------------------------------------------------------
                                                                                       DECEMBER 26,       December 27,
                                                                                          1999                1998
-----------------------------------------------------------------------------------------------------------------------
                                                                                            (Dollars in thousands)
ASSETS
Current assets
   Cash and cash equivalents                                                           $   29,040         $   66,689
   Accounts receivable, less allowance for doubtful
     accounts, 1999 - $4,825; 1998 - $4,577                                               324,629            295,369
   Inventories                                                                            227,486            235,869
   Prepaid expenses                                                                        23,785             19,015
-----------------------------------------------------------------------------------------------------------------------
       Total current assets                                                               604,940            616,942
-----------------------------------------------------------------------------------------------------------------------
Plant assets
   Land and buildings                                                                     162,425            149,883
   Machinery and equipment                                                                604,048            539,594
-----------------------------------------------------------------------------------------------------------------------
                                                                                          766,473            689,477
   Less accumulated depreciation                                                          300,572            257,721
-----------------------------------------------------------------------------------------------------------------------
       Net plant assets                                                                   465,901            431,756
Investments in affiliates                                                                  55,749             50,932
Intangibles and other assets                                                              136,854            116,287
-----------------------------------------------------------------------------------------------------------------------
                                                                                       $1,263,444         $1,215,917
-----------------------------------------------------------------------------------------------------------------------
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
   Demand loans                                                                        $   61,300         $   50,076
   Current portion of long-term borrowings                                                 37,200             41,575
   Accounts payable                                                                        99,968             99,207
   Accrued expenses                                                                       104,614             95,318
   Income taxes payable                                                                    26,330             25,303
-----------------------------------------------------------------------------------------------------------------------
       Total current liabilities                                                          329,412            311,479
Long-term borrowings                                                                      246,191            275,581
Deferred income taxes and other                                                            85,277             94,407
-----------------------------------------------------------------------------------------------------------------------
       Total liabilities                                                                  660,880            681,467
-----------------------------------------------------------------------------------------------------------------------
Shareholders' equity
   Common shares, $1 par value
     Issued: 1999 - 38,018,735 shares; 1998 - 37,614,823 shares                            38,019             37,615
   Additional paid-in capital                                                              73,786             72,080
   Retained earnings                                                                      515,483            439,389
   Accumulated other comprehensive income                                                 (24,724)           (14,634)
-----------------------------------------------------------------------------------------------------------------------
       Total shareholders' equity                                                         602,564            534,450
-----------------------------------------------------------------------------------------------------------------------
                                                                                       $1,263,444         $1,215,917
-----------------------------------------------------------------------------------------------------------------------

The accompanying notes are an integral part of the consolidated financial statements.

Teleflex Incorporated and Subsidiaries
CONSOLIDATED STATEMENT OF CASH FLOWS

                                                                                       Year ended
-----------------------------------------------------------------------------------------------------------------------
                                                                     DECEMBER 26,       December 27,       December 28,
                                                                         1999               1998               1997
-----------------------------------------------------------------------------------------------------------------------
                                                                                 (Dollars in thousands)
CASH FLOWS FROM OPERATING ACTIVITIES
Net income                                                           $  95,220          $  82,550          $  70,072
Adjustments to reconcile net income to cash flows
     from operating activities:
   Depreciation and amortization                                        67,389             60,105             47,940
   Deferred income taxes                                                 4,710              2,702              1,530
   (Increase) in accounts receivable                                   (32,325)           (24,745)           (38,886)
   Decrease (increase) in inventories                                    5,472             (8,626)           (13,920)
   (Increase) decrease in prepaid expenses                              (4,710)             2,676             (3,477)
   (Decrease) increase in accounts payable
     and accrued expenses                                               (4,870)            12,777             13,896
   Increase in income taxes payable                                      3,182              4,188              3,635
-----------------------------------------------------------------------------------------------------------------------
                                                                       134,068            131,627             80,790
-----------------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from new borrowings                                            50,866             42,868             85,259
Reduction in long-term borrowings                                      (46,941)           (19,670)           (43,488)
Increase (decrease) in current borrowings and
   demand loans                                                          1,812            (39,029)            36,948
Proceeds from stock compensation plans                                   5,890              5,918              4,362
Dividends                                                              (19,126)           (16,628)           (14,258)
-----------------------------------------------------------------------------------------------------------------------
                                                                        (7,499)           (26,541)            68,823
-----------------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM INVESTING ACTIVITIES
Expenditures for plant assets                                          (96,516)           (69,063)           (74,622)
Payments for businesses acquired                                       (43,895)           (22,026)           (99,802)
Proceeds from disposition of product lines and assets                      --              35,868                --
Investments in affiliates                                              (22,377)           (15,691)           (11,466)
Other                                                                   (1,430)             1,813             (1,639)
-----------------------------------------------------------------------------------------------------------------------
                                                                      (164,218)           (69,099)          (187,529)
-----------------------------------------------------------------------------------------------------------------------
NET (DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS                   (37,649)            35,987            (37,916)
Cash and cash equivalents at the beginning of the year                  66,689             30,702             68,618
-----------------------------------------------------------------------------------------------------------------------
Cash and cash equivalents at the end of the year                     $  29,040          $  66,689          $  30,702
-----------------------------------------------------------------------------------------------------------------------

The accompanying notes are an integral part of the consolidated financial statements.

20


Teleflex Incorporated and Subsidiaries
CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

                                                                                       Year ended
-----------------------------------------------------------------------------------------------------------------------
                                                                     DECEMBER 26,       December 27,        December 28,
                                                                        1999               1998               1997
-----------------------------------------------------------------------------------------------------------------------
                                                                       (Dollars in thousands, except per share)
COMMON SHARES
Balance, beginning of year                                           $  37,615          $  37,118           $ 18,111
Shares issued under compensation plans                                     404                497                235
Common stock dividend                                                      --                 --              18,520
Shares issued in acquisitions                                              --                 --                 252
-----------------------------------------------------------------------------------------------------------------------
Balance, end of year                                                    38,019             37,615             37,118
-----------------------------------------------------------------------------------------------------------------------
ADDITIONAL PAID-IN CAPITAL
Balance, beginning of year                                              72,080             63,158             58,941
Shares issued under compensation plans                                   1,706              8,922              4,127
Shares issued in acquisitions                                              --                 --                  90
-----------------------------------------------------------------------------------------------------------------------
Balance, end of year                                                    73,786             72,080             63,158
-----------------------------------------------------------------------------------------------------------------------
RETAINED EARNINGS
Balance, beginning of year                                             439,389            373,467            336,173
Net income                                                              95,220             82,550             70,072
Cash dividends                                                         (19,126)           (16,628)           (14,258)
Common stock dividend                                                      --                 --             (18,520)
-----------------------------------------------------------------------------------------------------------------------
Balance, end of year                                                   515,483            439,389            373,467
-----------------------------------------------------------------------------------------------------------------------
ACCUMULATED OTHER COMPREHENSIVE INCOME
Cumulative translation adjustment                                      (20,875)           (14,634)            (9,990)
Unrealized loss on securities                                           (3,849)               --                 --
-----------------------------------------------------------------------------------------------------------------------
Balance, end of year                                                   (24,724)           (14,634)            (9,990)
-----------------------------------------------------------------------------------------------------------------------
TOTAL SHAREHOLDERS' EQUITY                                           $ 602,564          $ 534,450           $463,753
-----------------------------------------------------------------------------------------------------------------------
CASH DIVIDENDS PER SHARE                                             $     .51          $     .45           $    .39
-----------------------------------------------------------------------------------------------------------------------

COMPREHENSIVE INCOME
Net income                                                           $  95,220          $  82,550           $ 70,072
Cumulative translation adjustment                                       (6,241)            (4,644)            (5,941)
Unrealized loss on securities                                           (3,849)               --                 --
-----------------------------------------------------------------------------------------------------------------------
Total comprehensive income                                           $  85,130          $  77,906           $ 64,131
-----------------------------------------------------------------------------------------------------------------------


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

     Cash and cash equivalents include funds invested in a variety of liquid short-term investments with an original maturity of three months or less.

     Inventories are stated principally at the lower of average cost or market and consist of the following:

                                                 1999                   1998
--------------------------------------------------------------------------------
Raw materials                                  $ 84,490               $ 80,891
Work-in-process                                  38,690                 41,646
Finished goods                                  104,306                113,332
--------------------------------------------------------------------------------
                                               $227,486               $235,869
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

     Assets and liabilities of non-domestic subsidiaries are translated at the rates of exchange at the balance sheet date; income and expenses are translated at the average rates of exchange prevailing during the year. The related translation adjustments are accumulated in shareholders' equity.

     Investments in companies in which ownership interests range from 20% to 50% and the company exercises significant influence over operating and financial policies are accounted for using the equity method. Unrealized gains and losses on certain securities are accumulated in other comprehensive income, a separate component of shareholders' equity.

ACQUISITIONS

During 1999 and 1998 the company acquired various smaller businesses across several markets for $43,895 and $22,026 in cash, respectively.

     For 1999 and 1998 liabilities of $9,924 and $29,422 were assumed in connection with the acquisitions. The assets, liabilities and operating results of these businesses are included in the company's financial statements from their dates of acquisition.

BORROWINGS AND LEASES

                                                       1999             1998
--------------------------------------------------------------------------------
Senior Notes at an average fixed
  rate of 6.9%, due in installments
  through 2008                                       $ 61,000         $ 68,500
Term loan notes, primarily Euro,
  at an average fixed rate of 5.3%,
  with an average maturity of three years             127,359          166,066
Other debt, mortgage notes and capital
  lease obligations, at interest rates
  ranging from 3% to 9%                                95,032           82,590
                                                     --------         --------
                                                      283,391          317,156
Current portion of borrowings                         (37,200)         (41,575)
                                                     --------         --------
                                                     $246,191         $275,581
                                                     --------         --------

     The various senior note agreements provide for the maintenance of minimum working capital amounts and ratios and limit the repurchase of the company's stock and payment of cash dividends. Under the most restrictive of these provisions, $141,000 of retained earnings was available for dividends at December 26, 1999.

     The weighted average interest rate on the $61,300 of demand loans was 5.0% at December 26, 1999. In addition, the company has approximately $200,000 available under several interest rate alternatives in unused lines of credit.

     Interest expense in 1999, 1998 and 1997 did not differ materially from interest paid, nor did the carrying value of year end long-term borrowings differ materially from fair value.

     The aggregate amounts of debt, including capital leases, maturing in each of the four years after 2000 are as follows: 2001 - $59,335; 2002 - $93,427; 2003 - $18,165; 2004 - $25,235.

     The company has entered into certain operating leases which require minimum annual payments as follows: 2000 - $24,109; 2001 - $20,568; 2002 - $16,931; 2003
- $13,596; 2004 - $12,675. The total rental expense for all operating leases was $25,608, $22,467 and $15,311 in 1999, 1998 and 1997, respectively.

22


NOTES TO CONSOLIDATED FINANCIAL STATEMENTS continued
(Dollars in thousands, except per share)


SHAREHOLDERS' EQUITY AND STOCK COMPENSATION PLANS

The authorized capital of the company is comprised of 100,000,000 common shares, $1 par value, and 500,000 preference shares. No preference shares were outstanding during the last three years.

     Options to purchase common stock are awarded at market price on the date of grant and expire no later than 10 years after that date. No compensation expense has been recognized for stock option plans. Diluted earnings per share would have been reduced $.03 or less in 1999, 1998 and 1997 had compensation expense for stock options been determined based on the fair value at the grant date. The fair value of options granted during 1999, 1998 and 1997 of $16.50, $13.64 and $10.38, respectively, was estimated using the Black-Scholes option-pricing model. Officers and key employees held options for the purchase of 1,797,140 shares of common stock at prices ranging from $10.58 to $45.50 per share with an average exercise price of $27.10 per share and an average remaining contractual life of 6 years. Such options are presently exercisable with respect to 960,665 shares at an average exercise price of $20.84. Options to purchase 447,750, 47,000 and 421,175 shares of common stock were granted at average exercise prices of $40.97, $40.59 and $30.39, in 1999, 1998 and 1997, respectively.
Options exercised were 517,690, 390,195 and 457,752 at average exercise prices of $13.96, $14.84 and $13.05 in 1999, 1998 and 1997, respectively.

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

INCOME TAXES

The provision for income taxes consisted of the following:

                                1999              1998               1997
-------------------------------------------------------------------------------
Current
  Federal                     $33,978           $32,278            $24,557
  State                         3,335             3,239              2,622
  Foreign                       5,513             3,991              7,624
Deferred                        4,710             2,702              1,530
-------------------------------------------------------------------------------
                              $47,536           $42,210            $36,333
-------------------------------------------------------------------------------

     The deferred income taxes provided and the balance sheet amounts of $41,333 in 1999 and $38,896 in 1998 related substantially to the methods of accounting for depreciation. Income taxes paid were $39,923, $31,028 and $29,581 in 1999, 1998 and 1997, respectively.

                                         1999           1998            1997
-------------------------------------------------------------------------------
Tax at U.S. statutory rate               35.0%          35.0%           35.0%
State income taxes                        1.6            1.7             1.7
Foreign income taxes                     (1.8)          (1.3)            (.7)
Export sales benefit                     (1.5)          (1.5)           (1.6)
Other                                    --              (.1)            (.3)
-------------------------------------------------------------------------------
Effective income tax rate                33.3%          33.8%           34.1%
-------------------------------------------------------------------------------

BUSINESS SEGMENTS AND OTHER INFORMATION

The company has determined that its reportable segments are Commercial, Medical and Aerospace. This assessment reflects the aggregation of businesses which have similar products and services, manufacturing processes, customers and distribution channels, and is consistent with both internal management reporting and resource and budgetary allocations. Reference is made to pages 24 and 25 for a summary of operations by business segment.

     A summary of revenues, identifiable assets and operating profit relating to the company's non-domestic operations, substantially European, and export sales is as follows:

                                   1999              1998             1997
-------------------------------------------------------------------------------
Revenues                         $642,827          $571,587         $373,437
Identifiable assets              $539,282          $551,440         $458,880
Operating profit                 $ 50,552          $ 38,537         $ 35,077
Export sales                     $181,500          $151,100         $130,600
-------------------------------------------------------------------------------

PENSION AND OTHER POSTRETIREMENT BENEFITS

The company provides defined benefit pension and postretirement benefit plans to eligible employees. Assumptions used in determining pension expense and benefit obligations reflect a weighted average discount rate of 7.5% in 1999 and 7.3% in 1998, an investment rate of 9% and a salary increase of 5%. Assumptions used in determining other postretirement expense and benefit obligations include a weighted average discount rate of 7.3% in 1999 and in 1998 and an initial health care cost trend rate of 10%, declining to 6% over a period of 5 years. Increasing the trend rate by 1% would increase the benefit obligation by $1,703 and would increase the 1999 benefit expense by $150. Decreasing the trend rate by 1% would decrease the benefit obligation by $1,382 and would decrease the 1999 benefit expense by $120.

The following tables provide net benefit cost, a reconciliation of benefit obligations, plan assets and funded status of the plans:

                                  Pension                  Other Benefits
-------------------------------------------------------------------------------
                             1999          1998         1999          1998
-------------------------------------------------------------------------------
Service cost               $  3,603      $  3,074     $    227      $    216
Interest cost                 5,761         5,168          886           826
Actual return                  (631)       (9,471)         --            --
Net amortization
  and deferral               (7,420)        2,047          145            98
Foreign plans                 1,169         1,666          --            --
-------------------------------------------------------------------------------
Net benefit cost           $  2,482      $  2,484     $  1,258      $  1,140
-------------------------------------------------------------------------------

Benefit obligations,
  beginning of year        $ 90,070      $ 78,918     $ 13,537      $ 12,546
Service cost                  3,603         3,074          227           216
Interest cost                 5,761         5,168          886           826
Amendments                    1,675           447         (252)          --
Actuarial (gain) loss        (2,521)        2,584        1,326           473
Acquisitions                 (3,184)        1,008          --            --
Currency translation         (2,074)        1,206          --            --
Benefits paid                (4,410)       (4,001)        (813)         (524)
Foreign plans                 1,169         1,666          --            --
-------------------------------------------------------------------------------
Benefit obligations,
  end of year                90,089        90,070       14,911        13,537
-------------------------------------------------------------------------------
Fair value of plan
  assets, beginning
  of year                    77,503        69,300          --            --
Actual return                   631         9,471          --            --
Acquisitions                    --            950          --            --
Contributions                 1,611           875          --            --
Benefits paid                (3,519)       (3,093)         --            --
-------------------------------------------------------------------------------
Fair value of plan
  assets, end of year        76,226        77,503          --            --
-------------------------------------------------------------------------------
Funded status               (13,863)      (12,567)     (14,911)      (13,537)
Unrecognized transition
  (asset) obligation         (1,032)         (688)       5,441         5,860
Unrecognized net
  actuarial gain            (10,205)      (13,858)      (1,353)       (2,900)
Unrecognized prior
  service cost                3,189         1,645          414          (392)
-------------------------------------------------------------------------------
Accrued benefit cost       $(21,911)     $(25,468)    $(10,409)     $(10,969)
-------------------------------------------------------------------------------

REPORT OF INDEPENDENT ACCOUNTANTS           [PricewaterhouseCoopers LOGO]

To the Board of Directors and Shareholders
Teleflex Incorporated

In our opinion, the consolidated financial statements appearing on pages 17 through 23 of this Annual Report present fairly, in all material respects, the financial position of Teleflex Incorporated and its subsidiaries at December 26, 1999 and December 27, 1998 and the results of their operations and cash flows for each of the three years in the period ended December 26, 1999, in conformity with generally accepted accounting principles in the United States. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards in the United States which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.


/s/ PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP
Philadelphia, Pennsylvania
February 9, 2000


QUARTERLY DATA (unaudited)

--------------------------------------------------------------------------------
1999                             FIRST       SECOND        THIRD        FOURTH
--------------------------------------------------------------------------------
Revenues                       $392,190     $421,126     $377,391      $410,362
Gross profit                    110,951      121,401      104,637       108,201
Net income                       23,054       25,854       18,986        27,326
Basic earnings per share            .61          .69          .50           .72
Diluted earnings per share          .60          .67          .49           .71

--------------------------------------------------------------------------------
1998                             First       Second        Third        Fourth
--------------------------------------------------------------------------------
Revenues                       $345,760     $363,011     $342,962      $385,845
Gross profit                    100,025      103,177       96,167       108,551
Net income                       19,858       21,244       16,177        25,271
Basic earnings per share            .53          .57          .43           .68
Diluted earnings per share          .52          .55          .42           .66
--------------------------------------------------------------------------------

24

Teleflex Incorporated and Subsidiaries
SELECTED FINANCIAL AND BUSINESS SEGMENT DATA


                                             1999          1998         1997
--------------------------------------------------------------------------------
Revenues
  Commercial                              $  757,720    $  649,644   $  497,366
  Medical                                    372,282       338,305      323,114
  Aerospace                                  471,067       449,629      325,293
  Other income(a)                               --            --           --
--------------------------------------------------------------------------------
                                          $1,601,069    $1,437,578   $1,145,773
--------------------------------------------------------------------------------
Operating profit
  Commercial                              $   75,823    $   62,010   $   61,562
  Medical                                     49,551        41,879       35,466
  Aerospace                                   52,940        55,163       38,787
--------------------------------------------------------------------------------
                                             178,314       159,052      135,815
Interest expense, net                         17,732        17,054       14,435
Corporate expenses, net of other income       17,826        17,238       14,975
--------------------------------------------------------------------------------
Income before taxes                          142,756       124,760      106,405
Taxes on income                               47,536        42,210       36,333
--------------------------------------------------------------------------------
Net income                                $   95,220    $   82,550   $   70,072
--------------------------------------------------------------------------------
Basic earnings per share                  $     2.52    $     2.21   $     1.91
Diluted earnings per share                $     2.47    $     2.15   $     1.86
Cash dividends per share                  $      .51    $      .45   $      .39
Average common shares outstanding             37,857        37,347       36,759
Average shares, assuming dilution             38,525        38,425       37,661
Net income as a percent of revenues              5.9%          5.7%         6.1%
Average number of employees                   13,980        12,603       10,830
Identifiable assets
  Commercial                              $  451,389    $  405,347   $  351,345
  Medical                                 $  388,430    $  361,282   $  333,698
  Aerospace                               $  332,109    $  324,532   $  276,708
Capital expenditures
  Commercial                              $   43,623    $   26,243   $   22,570
  Medical                                 $   17,751    $   13,943   $   10,611
  Aerospace                               $   33,523    $   28,561   $   40,992
Depreciation and amortization
  Commercial                              $   24,875    $   23,353   $   14,335
  Medical                                 $   20,574    $   18,044   $   18,459
  Aerospace                               $   21,132    $   17,852   $   14,440

Long-term borrowings                      $  246,191    $  275,581   $  237,562
Shareholders' equity                      $  602,564    $  534,450   $  463,753

Book value per share                      $    15.85    $    14.21   $    12.49

Return on average shareholders' equity          16.7%         16.5%        16.1%
--------------------------------------------------------------------------------

  1996           1995           1994           1993           1992             1991           1990           1989
--------------------------------------------------------------------------------------------------------------------
                      (Dollars and shares in thousands, except per share and employee data)

$422,443       $403,637       $356,708       $284,106       $210,464         $168,598       $162,646       $173,957
 307,555        293,341        253,020        180,623        179,376          130,540        115,756         42,406
 201,185        215,711        202,944        202,067        177,292          180,399        162,731        139,262
    --             --             --             --            3,206            3,472          3,080          4,441
--------       --------       --------       --------       --------         --------       --------       --------
$931,183       $912,689       $812,672       $666,796       $570,338         $483,009       $444,213       $360,066
--------       --------       --------       --------       --------         --------       --------       --------
$ 57,849       $ 59,719       $ 53,324       $ 37,794       $ 25,754         $ 19,996       $ 22,224       $ 22,025
  34,630         30,237         32,386         21,486         25,463           19,900         16,183          5,782
  21,007         12,683          5,367         14,906         16,100           21,722         20,781         20,711
--------       --------       --------       --------       --------         --------       --------       --------
 113,486        102,639         91,077         74,186         67,317           61,618         59,188         48,518
  13,876         18,632         18,361         14,466         15,482           13,765         12,401          6,886
  12,831         10,407          9,725          7,410          3,185            2,519          3,880          2,395
--------       --------       --------       --------       --------         --------       --------       --------
  86,779         73,600         62,991         52,310         48,650           45,334         42,907         39,237
  29,617         24,730         21,795         18,624         16,638           15,527         14,340         12,440
--------       --------       --------       --------       --------         --------       --------       --------
$ 57,162       $ 48,870       $ 41,196       $ 33,686       $ 32,012(b)      $ 29,807       $ 28,567       $ 26,797
--------       --------       --------       --------       --------         --------       --------       --------
$   1.61       $   1.40       $   1.20       $    .99       $    .95(b)      $    .90       $    .87       $    .83
$   1.58       $   1.37       $   1.17       $    .98       $    .93(b)      $    .88       $    .87       $    .82
$    .34       $    .30       $    .26       $    .23       $    .21         $    .20       $    .18       $    .16
  35,482         34,885         34,373         33,958         33,557           33,062         32,667         32,321
  36,197         35,574         35,061         34,533         34,264           33,701         32,952         32,805
     6.1%           5.4%           5.1%           5.1%           5.6%             6.2%           6.4%           7.4%
   9,373          9,553          8,740          7,920          6,920            6,160          5,860          5,080

$227,594       $201,808       $184,971       $158,206       $142,041         $101,187       $ 84,678       $ 90,557
$320,699       $331,349       $311,547       $266,239       $206,562         $194,609       $147,954       $125,635
$194,305       $183,636       $188,348       $202,130       $142,523         $141,104       $143,419       $130,762

$ 12,821       $ 15,445       $ 13,489       $  7,967       $  7,386         $  7,505       $  5,581       $  5,507
$ 10,421       $ 12,107       $  7,029       $  7,361       $  5,316         $  7,138       $  4,236       $  2,373
$ 16,767       $  2,794       $  4,538       $  8,865       $  6,384         $  5,585       $  7,166       $ 10,701

$ 11,907       $ 11,446       $  9,930       $  9,251       $  6,262         $  5,633       $  5,369       $  4,715
$ 16,267       $ 15,087       $ 11,694       $  8,030       $  6,505         $  4,725       $  3,999       $  1,693
$  9,827       $ 10,471       $ 10,771       $ 10,176       $  8,002         $  7,366       $  7,024       $  5,777

$195,945       $196,844       $190,499       $183,504       $134,600         $119,370       $112,941       $106,128
$409,176       $355,364       $309,024       $269,790       $240,467         $211,702       $187,875       $160,038

$  11.30       $  10.13       $   8.94       $   7.90       $   7.12         $   6.37       $   5.72       $   4.94

    15.0%          14.7%          14.2%          13.2%          14.2%            14.9%          16.4%          18.1%
--------       --------       --------       --------       --------         --------       --------       --------


(a) Beginning in 1993, other income, which was insignificant, has been reclassified as an offset to interest expense and corporate expenses.

(b) Excludes an increase in net income of $860, or $.03 per share as a result of a change in accounting for income taxes.

26

Teleflex Incorporated and Subsidiaries
1999 FINANCIAL REVIEW

OVERVIEW

The company's major financial objectives are to achieve a 15% to 20% annual growth rate in revenues and net income, to generate a 20% return on average shareholders' equity and to pay dividends of 20% of trailing twelve months' earnings. Over the last five years we have met our target as revenues and net income have grown by a compounded rate of 15% and 18%, respectively. In addition 1999 was the sixth consecutive year of 15% or higher growth in net income. The 1999 return on average shareholders' equity was 16.7% and has improved in each of the last six years. Finally, the company has paid dividends of 20% or more of trailing twelve months' earnings since the first cash dividend payment was made in 1977.

     The company is committed to maintaining a balance among its three segments:
Commercial, Medical and Aerospace. Balance among the three segments reduces the company's risk from changes in the business cycle of any one segment, thus assisting the company in consistently achieving its growth objectives. It also gives the company the ability to invest in all phases of a segment's market cycle and provides a broader base of markets in which to grow. Balance is also maintained within the segments by diversifying into new geographic areas, different sectors within a market or additional markets. As a result, despite cyclical downturns in each of the segments the company's total operating profit has continued to increase.

     The company intends to achieve its growth objectives internally through both development of new products and new markets for existing products and externally, primarily through acquisitions. Over the past five years the company's internal growth has accounted for one-half of its overall growth. During the same time the company has invested cash of approximately $200 million for acquisitions which have accounted for the other half of the revenue increase. During 1998 and 1999, the company purchased businesses with annualized sales of approximately $120 million, $60 million of which is included in 1999 revenues. These acquisitions fit strategically within the company's businesses and bring new technologies, capabilities and market opportunities that will supplement future growth.

     Acquisitions, while adding initially to revenues, generally do not contribute proportionately to earnings in the early years. In these years, earnings are generally reduced by up-front costs such as interest, depreciation and amortization, and, in many instances, the expenses of integrating a newly acquired business into an existing operation. Additionally, many of the acquisitions include new technologies and products that require incremental investment to enhance their future growth prospects.

Revenues (in millions)

                                    [GRAPH]

     The company has maintained a conservative capital structure with long-term debt ranging from 30% to 40% of total capitalization. This provides the flexibility to increase borrowings should growth opportunities arise. Under these circumstances it is conceivable that debt may increase to as much as 50% of capitalization for a period of time. The use of debt financing enables the company to maintain a lower cost of capital thus further enhancing value for shareholders. The company finances non-domestic operations primarily in their local currencies, thus reducing exposure to exchange rate fluctuations.

     Historically, operations have generated sufficient cash flow to finance the company's internal growth initiatives while borrowings have been incurred largely to finance acquisitions. Over the past five years cash flow from operations has totaled nearly $500 million. This operating cash flow is reinvested in the company's core businesses, provides for the payment of dividends and enables the company to continue to upgrade and expand its plant and equipment. The company, while not particularly capital intensive, has spent approximately 5% of sales annually on plant and equipment.

RESULTS OF OPERATIONS

1999 VS. 1998

Revenues increased 11% in 1999 to $1.6 billion from $1.4 billion in 1998. The increase was attributable to gains in each of the company's three segments. Acquisitions accounted for nearly 40% of the increase in revenues. For 1999 the Commercial, Medical and Aerospace segments comprised 47%, 23% and 30% of the company's net sales, respectively. Non-domestic operations which comprised 40% of the company's revenues, increased 12% over 1998 and were reduced slightly by currency exchange rates.

     Gross profit margin decreased in 1999 resulting from a decline in the Commercial and Aerospace segments, offset by an increase in the Medical Segment. Selling, engineering and administrative expenses as a percentage of sales decreased in 1999 due to a reduction in the Commercial Segment, which was nearly offset by an increase in the Aerospace Segment.

     Operating profit increased 12% in 1999 to $178.3 million from $159.1 million in 1998. The increase was due to gains in the Commercial and Medical segments which offset a decline in the Aerospace Segment. For 1999 the Commercial, Medical and Aerospace segments represented 42%, 28% and 30% of the company's operating profit, respectively. Operating profit as a percentage of sales (operating margin) remained unchanged at 11.1% as an increase in the Medical and Commercial segments offset a decline in the Aerospace Segment.

     Net income in 1999 increased 15% to $95.2 million while diluted earnings per share increased 15% to $2.47. Basic earnings per share increased 14% to $2.52.

1998 VS. 1997

Revenues gained 25% in 1998 to $1.4 billion from $1.1 billion in 1997 resulting from increases at each of the company's three segments. Acquisitions accounted for 60% of the company's increase in revenue. For 1998 the Commercial, Medical and Aerospace segments accounted for 45%, 24% and 31% of the company's revenues, respectively. Non-domestic operations comprised 40% of the company's revenues, increased 53% over 1997 and were not significantly affected by changes in currency exchange rates. The increase in non-domestic sales resulted primarily from the acquisition of a manufacturer of automotive driver control systems.

     Gross profit margin declined in 1998 to 28.4% from 30.6% in 1997 despite increases in the Medical and Aerospace segments. A reduction in the proportion of sales from the Medical Segment, which has a higher gross margin compared with the other segments; and, a lower contribution to gross margin from acquisitions in the Commercial Segment contributed to the decrease. Operating expenses as a percentage of sales improved to 18.5% from 20.1% in 1997 resulting from reductions in the Commercial and Medical segments. In addition, a decline in the proportion of sales from the Medical Segment contributed to lowering the operating expense percentage.

     Operating profit increased 17% in 1998 to $159.1 million from $135.8 million in 1997 while operating margin declined to 11.1% from 11.9%. For 1998 the Commercial, Medical and Aerospace segments represented 39%, 26% and 35% of the company's operating profit, respectively. All three segments reported increases in operating profit with Aerospace contributing the largest gain. The decrease in operating margin resulted from the decline in the Commercial Segment which offset the increases in Medical and Aerospace.

     Net income in 1998 increased 18% to $82.6 million and diluted earnings per share increased 16% to $2.15. Basic earnings per share increased 16% to $2.21.

INTEREST EXPENSE AND INCOME TAX EXPENSE

Interest expense increased in 1999 as a result of higher interest rates and lower invested cash balances. Interest expense increased in 1998 as a result of additional borrowings incurred at the end of 1997 to finance acquisitions which offset the effect of lower interest rates. Interest expense as a percentage of sales decreased in 1999 to 1.1% from 1.2% in 1998. The effective income tax rate declined to 33.3% in 1999 compared with 33.8% in 1998 and 34.1% in 1997. In both 1999 and 1998 a higher proportion of income was earned in countries with relatively lower income tax rates.


Net Income (in millions)

                                    [GRAPH]

28


1999 FINANCIAL REVIEW continued

COMMERCIAL SEGMENT

The Commercial Segment designs and manufactures proprietary mechanical and electrical controls for the automotive market; mechanical, electrical and hydraulic controls, and electronic products for the pleasure marine market; and proprietary products for fluid transfer and industrial applications.

Operating Profit (in millions)

                                    [GRAPH]

1999 VS. 1998

Sales in the Commercial Segment increased 17% in 1999 to $757.7 million from $649.6 million in 1998. All three product lines, Automotive, Marine, and Industrial reported sales gains primarily as a result of new products. New products, such as the adjustable pedal system, along with the continued strength of the North American automotive market resulted in higher Automotive product line sales. Sales increased in the Marine product line due to a stronger marine market and new products including the modern burner unit sold to non-marine markets. Sales in the Industrial product line benefited from new products and increased volume of light-duty cable including an acquisition.

     Operating profit rose 22% in 1999 to $75.8 million from $62.0 million in 1998 and operating margin increased to 10.0% from 9.5%. Operating profit in all three product lines increased due to the additional volume. In the Automotive product line, increased volumes moved operating profits higher but operating margins were reduced by additional engineering, product launch and new plant start up expenses for the adjustable pedal system. The operating margin in the Industrial product line was lower than the prior year due to the expenses of integrating an acquisition. In the Marine product line the higher volumes had a favorable impact on operating margin.

     Total assets in this Segment grew by $46 million in 1999 primarily as a result of spending on new manufacturing facilities and equipment for new products, and capacity expansion in the Automotive and Industrial product lines. Return on average assets increased in 1999 to 18% from 16% in 1998 primarily due to improved operating profits in the Marine product line.

1998 VS. 1997

Sales in the Commercial Segment increased 31% in 1998 from $497.4 million to $649.6 million resulting from increases in all three product lines, Automotive, Marine and Industrial. The increase in the Automotive product line was primarily due to acquisitions including a manufacturer of automotive driver control systems. The North American sales growth rate was slower from the effects of the General Motors strike. Within the Marine product line, increases in sales of non-marine products offset a decline in sales of marine electronics products. Additional sales of light-duty cable and flexible fluoroplastic hose resulted in the Industrial product line gain.

     Operating profit increased 1% while operating margin declined to 9.5% in 1998 from 12.4% in 1997. Increases in operating profit and margin in the Industrial product line were offset by declines in Automotive while Marine remained unchanged from the prior year. The declines in Automotive were due to lower margins of acquisitions, expenses related to new products such as the adjustable pedal and costs associated with the General Motors strike. The strike reduced operating profit by approximately $3.4 million, or 5 cents per share. Within the Marine product line, higher operating profits and margins stemming from increased volume of non-marine products were offset by declines from marine electronics products. The Industrial product line increases resulted primarily from the additional volume of flexible fluoroplastic hose.

     Assets increased in 1998 due primarily to acquisitions in the Automotive product line. Return on average assets declined from 21% in 1997 to 16% in 1998 resulting from the combination of increased assets and lower operating returns from acquisitions.

Capital Expenditures (in millions)

                                    [GRAPH]

MEDICAL SEGMENT

The Medical Segment manufactures and distributes a broad range of invasive disposable and reusable devices for the urology, gastroenterology, anesthesiology and respiratory care markets worldwide. It also designs and manufactures a variety of surgical devices, closure systems and provides instrument management services.

1999 VS. 1998

In 1999 the Medical Segment sales increased by 10% to $372.3 million from $338.3 million in 1998 primarily as a result of acquisitions in both product lines of this segment, Hospital Supply and Surgical Devices. In the Hospital Supply product line a European distributor was acquired while in Surgical Devices an instrument management services business and a North American distributor of specialty surgical instruments were added.

     Operating profit rose 18% in 1999 to $49.6 million from $41.9 million in 1998 and operating margin increased to 13.3% from 12.4% as a result of improvements in both product lines. The gains were due to increased volume and sales of higher margin products.

     Assets increased in 1999 as a result of the acquisitions, which offset the effects of currency translation. Return on average assets increased to 13% from 12% due to the increase in operating profit combined with a relatively smaller increase in the asset base.

1998 VS. 1997

In 1998 Medical Segment sales increased 5% to $338.3 million from $323.1 million resulting primarily from gains in the Surgical Devices product line which offset a decline in Hospital Supply due to currency exchange rates. The increase in Surgical Devices resulted from additional European sales and from growth of instrument management services aided by an acquisition.

     Operating profit increased 18% in 1998 to $41.9 million from $35.5 million in 1997 and operating margin improved to 12.4% from 11.0%. The increases in operating profit and operating margin are the result of gains in both Hospital Supply and Surgical Devices. The 1998 increases in Surgical Devices are due to unusually high expenses in the prior year from realigning sales and manufacturing by product line. The increases in Hospital Supply are the result of increased sales of higher margin products.

     Assets increased due to investment in instrument management services including an acquisition and increases in accounts receivable and inventory related to volume. Return on average assets improved from 11% to 12% resulting from the increase in operating profit which more than offset the increase in assets.

AEROSPACE SEGMENT

The Aerospace Segment serves the commercial aerospace and turbine engine markets. Its businesses design and manufacture precision controls and cargo systems for aviation; provide coatings, repair services and manufactured components for users of both flight and ground-based turbine engines. Sales are both to original equipment manufacturers (OEMs) and the aftermarket.


Dividends per Share

                                    [GRAPH]

30


1999 FINANCIAL REVIEW continued

1999 VS. 1998

Sales in the Aerospace Segment grew by 5% in 1999 to $471.1 million from $449.6 million in the prior year. Sales increased in the aerospace repairs and coatings product lines due to growth in the aftermarket sector of the commercial aerospace market. This increase was partially offset by reduced volume in component manufacturing resulting from softening of the OEM sector of the market.

     Operating profit declined 4% in 1999 to $52.9 million from $55.2 million in 1998 and operating margin decreased to 11.2% from 12.3%. The lower operating profit resulted from the decline in sales primarily in component manufacturing and from additional expenses associated with cost reduction programs designed to improve profitability. A higher proportion of sales in aerospace repairs also reduced the Segment's operating margin since a portion of its profits are shared with a joint venture partner.

     Assets increased in 1999 by $8 million due primarily to the start up of an operation in Korea. Return on average assets declined to 16% in 1999 from 18% in 1998 due to the decrease in operating profit.

1998 VS. 1997

Sales in the Aerospace Segment increased 38% in 1998 to $449.6 million from $325.3 million. Each of the Segment's product lines, cargo handling systems, coatings, aerospace repairs and component manufacturing showed gains. The largest contribution to the increase came from component manufacturing which gained from the strength of the aerospace market. In addition, growth in aerospace repairs from the Singapore plant and in coatings from increased sales to the industrial gas turbine market contributed to the gain.

     Operating profit in 1998 increased 42% to $55.2 million from $38.8 million and operating margin improved slightly to 12.3% from 11.9%. The operating profit gain was primarily the result of additional volume in component manufacturing. The volume gain also contributed to the improved operating margin. The increase in operating margin in this Segment, however, was diluted by higher sales of aerospace repairs which distributes approximately half of its profits to a joint venture partner.

     The increase in assets in 1998 was due to additional plant and equipment and working capital investments made to accommodate the growth in this Segment during the year. Return on average assets increased from 16% to 18% as the increase in operating profit outpaced the increase in assets during the year.

Cash Flow from Operations (in millions)

                                    [GRAPH]

LIQUIDITY, MARKET RISK AND CAPITAL RESOURCES

The company continued to generate high levels of cash from operations. In 1999 cash flows from operating activities grew to $134.1 million compared to $131.6 million in 1998 and $80.8 million in 1997. The 1999 results were from higher net income and depreciation and amortization offset by working capital requirements, primarily accounts receivable related to incremental sales volume. The increase in 1998 resulted from higher net income and depreciation and amortization and, from improvements in working capital. In addition to the cash generated from operations the company has approximately $200 million in committed and uncommitted unused lines of credit available which provide the ability to pursue strategic growth opportunities. Total borrowings for the company decreased $23 million in 1999 while long-term debt to total capitalization improved to 29% in 1999 from 34% in 1998. The decline in borrowings was the result of currency exchange rate changes which offset net borrowings during the year incurred mainly to finance acquisitions. The $14 million increase in long-term debt in 1998 resulted from borrowings incurred to complete construction of the Singapore repair facility, acquisition financing outside the United States and currency exchange rate changes which were offset by repayments. During the first quarter of 1998 certain acquired non-strategic assets were sold for $36 million in cash and the related borrowings reduced. Approximately 65% of the company's total borrowings of $345 million are denominated in currencies other than the US dollar, principally Euro, providing a natural hedge against fluctuations in the value of non-domestic assets.

     In addition to the natural hedge positions for translation risk, the company occasionally uses forward rate contracts to manage currency transaction exposure and interest rate caps and swaps for exposure to interest rate changes. The company does not enter into these arrangements for trading purposes, but rather to limit the impact of movements in financial markets on its cash flows. The use of these derivative instruments, which are contracted only with financial institutions having high investment grade credit ratings, was not significant at December 26, 1999.

     In summary, the company's financial condition remains strong. The company believes that cash flows from operations and access to additional funds through available credit facilities provide adequate resources to fund operating requirements, capital expenditures and additional acquisition opportunities to meet its strategic and financial goals.

SHAREHOLDERS' EQUITY

Shareholders' Equity increased to $602.6 million at the end of 1999 from $534.5 million at the end of 1998. Book value per share increased to $15.85 at December 26, 1999 compared to $14.21 at December 27, 1998. During 1999 the dividend per share was increased 13% to $.51 per share from $.45 per share in 1998. Return on shareholders' equity increased from 16.5% to 16.7% and is at its highest level in the last ten years.


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

Capitalization (in millions)

                                    [GRAPH]

YEAR 2000

The company substantially completed its year 2000 remediation project during 1999. No systems failures causing disruption in normal business operations have occurred.