Form 10-K, Exhibit 13
period 2000-12-31
TELEFLEX INC
filed 2001-03-27
CIK 96943

TELEFLEX INCORPORATED AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF INCOME


                                                                                       Year ended
----------------------------------------------------------------------------------------------------------------------
                                                                  DECEMBER 31,       December 26,       December 27,
                                                                          2000               1999               1998
----------------------------------------------------------------------------------------------------------------------
                                                                       (Dollars in thousands, except per share)
REVENUES                                                            $1,764,482         $1,601,069         $1,437,578
----------------------------------------------------------------------------------------------------------------------
COSTS AND EXPENSES
Materials, labor and other product costs                             1,274,203          1,155,879          1,029,658
Selling, engineering and administrative expenses                       311,278            284,702            266,106
Interest expense, net                                                   20,787             17,732             17,054
----------------------------------------------------------------------------------------------------------------------
                                                                     1,606,268          1,458,313          1,312,818
----------------------------------------------------------------------------------------------------------------------
Income before taxes                                                    158,214            142,756            124,760
Taxes on income                                                         48,990             47,536             42,210
----------------------------------------------------------------------------------------------------------------------
NET INCOME                                                          $  109,224         $   95,220         $   82,550
----------------------------------------------------------------------------------------------------------------------
EARNINGS PER SHARE
  Basic                                                                  $2.86              $2.52              $2.21
  Diluted                                                                $2.83              $2.47              $2.15
----------------------------------------------------------------------------------------------------------------------



The accompanying notes are an integral part of the consolidated financial statements.

TELEFLEX INCORPORATED AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEET


                                                                                               Year ended
--------------------------------------------------------------------------------------------------------------------
                                                                                     DECEMBER 31,       December 26,
                                                                                             2000               1999
--------------------------------------------------------------------------------------------------------------------
                                                                                          (Dollars in thousands)
ASSETS
Current assets
   Cash and cash equivalents                                                           $   45,139         $   29,040
   Accounts receivable, less allowance for doubtful
     accounts, 2000 - $5,776; 1999 - $4,825                                               334,346            324,629
   Inventories                                                                            259,845            227,486
   Prepaid expenses                                                                        22,708             23,785
--------------------------------------------------------------------------------------------------------------------
       Total current assets                                                               662,038            604,940
--------------------------------------------------------------------------------------------------------------------
Plant assets
   Land and buildings                                                                     171,776            162,425
   Machinery and equipment                                                                659,288            604,048
--------------------------------------------------------------------------------------------------------------------
                                                                                          831,064            766,473
   Less accumulated depreciation                                                          341,561            300,572
--------------------------------------------------------------------------------------------------------------------
       Net plant assets                                                                   489,503            465,901
Investments in affiliates                                                                  39,515             55,749
Intangibles and other assets                                                              210,232            136,854
--------------------------------------------------------------------------------------------------------------------
                                                                                       $1,401,288         $1,263,444
--------------------------------------------------------------------------------------------------------------------
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
   Demand loans                                                                        $   97,040         $   61,300
   Current portion of long-term borrowings                                                 20,997             37,200
   Accounts payable                                                                       119,221             99,968
   Accrued expenses                                                                       116,483            104,614
   Income taxes payable                                                                    30,131             26,330
--------------------------------------------------------------------------------------------------------------------
       Total current liabilities                                                          383,872            329,412
Long-term borrowings                                                                      220,557            246,191
Deferred income taxes and other                                                           106,437             85,277
--------------------------------------------------------------------------------------------------------------------
       Total liabilities                                                                  710,866            660,880
--------------------------------------------------------------------------------------------------------------------
Shareholders' equity
   Common shares, $1 par value
     Issued: 2000 - 38,344,427 shares; 1999 - 38,018,735 shares                            38,344             38,019
   Additional paid-in capital                                                              79,546             73,786
   Retained earnings                                                                      602,544            515,483
   Accumulated other comprehensive income                                                 (30,012)           (24,724)
--------------------------------------------------------------------------------------------------------------------
       Total shareholders' equity                                                         690,422            602,564
--------------------------------------------------------------------------------------------------------------------
                                                                                       $1,401,288         $1,263,444
--------------------------------------------------------------------------------------------------------------------



The accompanying notes are an integral part of the consolidated financial statements.

TELEFLEX INCORPORATED AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF CASH FLOWS


                                                                                       Year ended
--------------------------------------------------------------------------------------------------------------------
                                                                  DECEMBER 31,       December 26,       December 27,
                                                                          2000               1999               1998
--------------------------------------------------------------------------------------------------------------------
                                                                                 (Dollars in thousands)
CASH FLOWS FROM OPERATING ACTIVITIES
Net income                                                            $109,224            $95,220            $82,550
Adjustments to reconcile net income to cash flows
     from operating activities:
   Depreciation and amortization                                        77,417             67,389             60,105
   Deferred income taxes                                                 8,972              4,710              2,702
   (Increase) in accounts receivable                                    (6,620)           (32,325)           (24,745)
   (Increase) decrease in inventories                                  (18,150)             5,472             (8,626)
   Decrease (increase) in prepaid expenses                               1,030             (4,710)             2,676
   Increase (decrease) in accounts payable
     and accrued expenses                                               15,297             (4,870)            12,777
   Increase in income taxes payable                                      2,245              3,182              4,188
--------------------------------------------------------------------------------------------------------------------
                                                                       189,415            134,068            131,627
--------------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from new borrowings                                            46,390             50,866             42,868
Reduction in long-term borrowings                                      (64,706)           (46,941)           (19,670)
Increase (decrease) in current borrowings and
   demand loans                                                         13,902              1,812            (39,029)
Proceeds from stock compensation plans                                   5,258              5,890              5,918
Dividends                                                              (22,163)           (19,126)           (16,628)
--------------------------------------------------------------------------------------------------------------------
                                                                       (21,319)            (7,499)           (26,541)
--------------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM INVESTING ACTIVITIES
Expenditures for plant assets                                          (80,652)           (96,516)           (69,063)
Payments for businesses acquired                                       (87,846)           (43,895)           (22,026)
Proceeds from disposition of product lines and assets                   17,812                --              35,868
Investments in affiliates                                               (4,423)           (22,377)           (15,691)
Other                                                                    3,112             (1,430)             1,813
--------------------------------------------------------------------------------------------------------------------
                                                                      (151,997)          (164,218)           (69,099)
--------------------------------------------------------------------------------------------------------------------
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS                    16,099            (37,649)            35,987
Cash and cash equivalents at the beginning of the year                  29,040             66,689             30,702
--------------------------------------------------------------------------------------------------------------------
Cash and cash equivalents at the end of the year                     $  45,139            $29,040            $66,689
--------------------------------------------------------------------------------------------------------------------




The accompanying notes are an integral part of the consolidated financial statements.

TELEFLEX INCORPORATED AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY


                                                                                       Year ended
--------------------------------------------------------------------------------------------------------------------
                                                                  DECEMBER 31,       December 26,       December 27,
                                                                          2000               1999               1998
--------------------------------------------------------------------------------------------------------------------
                                                                       (Dollars in thousands, except per share)
COMMON SHARES
Balance, beginning of year                                           $  38,019           $ 37,615           $ 37,118
Shares issued under compensation plans                                     325                404                497
--------------------------------------------------------------------------------------------------------------------
Balance, end of year                                                    38,344             38,019             37,615
--------------------------------------------------------------------------------------------------------------------
ADDITIONAL PAID-IN CAPITAL
Balance, beginning of year                                              73,786             72,080             63,158
Shares issued under compensation plans                                   5,760              1,706              8,922
--------------------------------------------------------------------------------------------------------------------
Balance, end of year                                                    79,546             73,786             72,080
--------------------------------------------------------------------------------------------------------------------
RETAINED EARNINGS
Balance, beginning of year                                             515,483            439,389            373,467
Net income                                                             109,224             95,220             82,550
Cash dividends                                                         (22,163)           (19,126)           (16,628)
--------------------------------------------------------------------------------------------------------------------
Balance, end of year                                                   602,544            515,483            439,389
--------------------------------------------------------------------------------------------------------------------
ACCUMULATED OTHER COMPREHENSIVE INCOME
Cumulative translation adjustment                                      (30,012)           (20,875)           (14,634)
Unrealized loss on securities                                               --             (3,849)                --
--------------------------------------------------------------------------------------------------------------------
Balance, end of year                                                   (30,012)           (24,724)           (14,634)
--------------------------------------------------------------------------------------------------------------------
TOTAL SHAREHOLDERS' EQUITY                                           $ 690,422           $602,564           $534,450
--------------------------------------------------------------------------------------------------------------------
CASH DIVIDENDS PER SHARE                                                  $.58               $.51               $.45
--------------------------------------------------------------------------------------------------------------------

COMPREHENSIVE INCOME
Net income                                                            $109,224          $  95,220          $  82,550
Cumulative translation adjustment                                       (9,137)            (6,241)            (4,644)
Unrealized holding gain (loss) on securities                             5,520             (3,849)                --
Reclassification for gain included in net income                        (1,671)                --                 --
--------------------------------------------------------------------------------------------------------------------
Total comprehensive income                                            $103,936          $  85,130          $  77,906
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

     Cash and cash equivalents include funds invested in a variety of liquid short-term investments with an original maturity of three months or less.

     Inventories are stated principally at the lower of average cost or market and consist of the following:

                                                          2000             1999
--------------------------------------------------------------------------------
Raw materials                                         $108,808         $ 84,490
Work-in-process                                         36,065           38,690
Finished goods                                         114,972          104,306
--------------------------------------------------------------------------------
                                                      $259,845         $227,486
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


ACQUISITIONS

During 2000 and 1999 the company acquired various smaller businesses across several markets for $87,846 and $43,895 in cash, respectively.

     For 2000 and 1999 liabilities of $39,237 and $9,924 were assumed in connection with the acquisitions. The assets, liabilities and operating results of these businesses are included in the company's financial statements from their dates of acquisition.

BORROWINGS AND LEASES

                                                              2000         1999
--------------------------------------------------------------------------------
Senior Notes at an average fixed rate of 7.2%,
  due in installments through 2008                        $ 83,500     $ 61,000
Term loan notes, primarily Euro, at an average
  fixed rate of 5.7%, with an average maturity
  of three years                                           120,602      127,359
Other debt, mortgage notes and capital lease
  obligations, at interest rates ranging
  from 3% to 9%                                             37,452       95,032
--------------------------------------------------------------------------------
                                                           241,554      283,391
Current portion of borrowings                              (20,997)     (37,200)
--------------------------------------------------------------------------------
                                                          $220,557     $246,191
--------------------------------------------------------------------------------

     The various senior note agreements provide for the maintenance of minimum working capital amounts and ratios and limit the repurchase of the company's stock and payment of cash dividends. Under the most restrictive of these provisions, $174,000 of retained earnings was available for dividends at December 31, 2000.

     The weighted average interest rate on the $97,040 of demand loans was 6.0% at December 31, 2000. In addition, the company has approximately $250,000 available under several interest rate alternatives in unused lines of credit.

     Interest expense in 2000, 1999 and 1998 did not differ materially from interest paid, nor did the carrying value of year end long-term borrowings differ materially from fair value.

     The aggregate amounts of debt, including capital leases, maturing in each of the four years after 2001 are as follows: 2002 - $57,036; 2003 - $22,809; 2004 - $43,361; 2005 - $48,354.

     The company has entered into certain operating leases which require minimum annual payments as follows: 2001 - $27,659; 2002 - $23,321; 2003 - $19,446; 2004
- $17,193; 2005 - $13,903. The total rental expense for all operating leases was $29,640, $25,608 and $22,467 in 2000, 1999 and 1998, respectively.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS continued
(Dollars in thousands, except per share)


SHAREHOLDERS' EQUITY AND STOCK COMPENSATION PLANS

The authorized capital of the company is comprised of 100,000,000 common shares, $1 par value, and 500,000 preference shares. No preference shares were outstanding during the last three years.

     Options to purchase common stock are awarded at market price on the date of grant and expire no later than 10 years after that date. No compensation expense has been recognized for stock option plans. Diluted earnings per share would have been reduced $.04 or less in 2000, 1999 and 1998 had compensation expense for stock options been determined based on the fair value at the grant date. The fair value of options granted during 2000, 1999 and 1998 of $10.56, $16.50 and $13.64, respectively, was estimated using the Black-Scholes option-pricing model. Officers and key employees held options for the purchase of 1,976,914 shares of common stock at prices ranging from $14.13 to $45.50 per share with an average exercise price of $29.13 per share and an average remaining contractual life of 7 years. Such options are presently exercisable with respect to 1,035,864 shares at an average exercise price of $25.13. Options to purchase 464,550, 447,750 and 47,000 shares of common stock were granted at average exercise prices of $29.20, $40.97 and $40.59, in 2000, 1999 and 1998, respectively. Options exercised were 282,576, 517,690 and 390,195 at average exercise prices of $16.27, $13.96 and $14.84 in 2000, 1999 and 1998, respectively.

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

INCOME TAXES

The provision for income taxes consisted of the following:

                                              2000          1999           1998
--------------------------------------------------------------------------------
Current
  Federal                                  $27,842       $33,978        $32,278
  State                                      3,269         3,335          3,239
  Foreign                                    8,907         5,513          3,991
Deferred                                     8,972         4,710          2,702
--------------------------------------------------------------------------------
                                           $48,990       $47,536        $42,210
--------------------------------------------------------------------------------

The deferred income taxes provided and the balance sheet amounts of $50,722 in 2000 and $41,333 in 1999 related substantially to the methods of accounting for depreciation. Income taxes paid were $36,961, $39,923 and $31,028 in 2000, 1999 and 1998, respectively.

                                                     2000        1999      1998
--------------------------------------------------------------------------------
Tax at U.S. statutory rate                           35.0%       35.0%     35.0%
State income taxes                                    1.3         1.6       1.7
Foreign income taxes                                 (3.9)       (1.8)     (1.3)
Export sales benefit                                 (1.5)       (1.5)     (1.5)
Other                                                  .1          --       (.1)
--------------------------------------------------------------------------------
Effective income tax rate                            31.0%       33.3%     33.8%
--------------------------------------------------------------------------------

BUSINESS SEGMENTS AND OTHER INFORMATION

The company has determined that its reportable segments are Commercial, Medical and Aerospace. This assessment reflects the aggregation of businesses which have similar products and services, manufacturing processes, customers and distribution channels, and is consistent with both internal management reporting and resource and budgetary allocations. Reference is made to pages 32 and 33 for a summary of operations by business segment.

     A summary of revenues, identifiable assets and operating profit relating to the company's non-domestic operations, substantially European, and export sales is as follows:

                                                  2000         1999        1998
--------------------------------------------------------------------------------
Revenues                                      $675,787     $642,827    $571,587
Identifiable assets                           $580,756     $539,282    $551,440
Operating profit                              $ 60,132     $ 50,552    $ 38,537
Export sales                                  $196,500     $181,500    $151,100
--------------------------------------------------------------------------------

PENSION AND OTHER POSTRETIREMENT BENEFITS

The company provides defined benefit pension and postretirement benefit plans to eligible employees. Assumptions used in determining pension expense and benefit obligations reflect a weighted average discount rate of 7.5% in 2000 and 1999, an investment rate of 9% and a salary increase of 5%. Assumptions used in determining other postretirement expense and benefit obligations include a weighted average discount rate of 7.6% in 2000 and 7.3% in 1999 and a health care cost trend rate of 5.5%. Increasing the trend rate by 1% would increase the benefit obligation by $1,452 and would increase the 2000 benefit expense by $159. Decreasing the trend rate by 1% would decrease the benefit obligation by $1,244 and would decrease the 2000 benefit expense by $123.

The following tables provide net benefit cost, a reconciliation of benefit obligations, plan assets and funded status of the plans:

                                   Pension                  Other Benefits
--------------------------------------------------------------------------------
                                2000          1999          2000          1999
--------------------------------------------------------------------------------
Service cost                $  4,237      $  3,603      $    331      $    227
Interest cost                  6,639         5,761         1,030           886
Actual return                 (9,649)         (631)           --            --
Net amortization
  and deferral                 2,103        (7,420)          348           145
Foreign plans                  1,269         1,169            --            --
--------------------------------------------------------------------------------
Net benefit cost            $  4,599      $  2,482      $  1,709      $  1,258
--------------------------------------------------------------------------------

Benefit obligations,
  beginning of year         $ 90,089      $ 90,070      $ 14,911      $ 13,537
Service cost                   4,237         3,603           331           227
Interest cost                  6,639         5,761         1,030           886
Amendments                       107         1,675           225          (252)
Actuarial loss (gain)            975        (2,521)          910         1,326
Acquisitions                   1,012        (3,184)           --            --
Currency translation          (1,034)       (2,074)           --            --
Benefits paid                 (4,789)       (4,410)         (989)         (813)
Foreign plans                  1,269         1,169            --            --
--------------------------------------------------------------------------------
Benefit obligations,
  end of year                 98,505        90,089        16,418        14,911
--------------------------------------------------------------------------------
Fair value of plan
  assets, beginning
  of year                     76,226        77,503            --            --
Actual return                  9,649           631            --            --
Acquisitions                     446            --            --            --
Contributions                  2,525         1,611            --            --
Benefits paid                 (4,152)       (3,519)           --            --
--------------------------------------------------------------------------------
Fair value of plan
  assets, end of year         84,694        76,226            --            --
--------------------------------------------------------------------------------
Funded status                (13,811)      (13,863)      (16,418)      (14,911)
Unrecognized transition
  (asset) obligation            (834)       (1,032)        5,022         5,441
Unrecognized net
  actuarial gain             (10,444)      (10,205)         (370)       (1,353)
Unrecognized prior
  service cost                 4,129         3,189           638           414
--------------------------------------------------------------------------------
Accrued benefit cost        $(20,960)     $(21,911)     $(11,128)     $(10,409)
--------------------------------------------------------------------------------


REPORT OF INDEPENDENT ACCOUNTANTS           [PRICEWATERHOUSE COOPERS LOGO]


To the Board of Directors and Shareholders
Teleflex Incorporated

In our opinion, the consolidated financial statements appearing on pages 25 through 31 of this Annual Report present fairly, in all material respects, the financial position of Teleflex Incorporated and its subsidiaries at December 31, 2000 and December 26, 1999 and the results of their operations and cash flows for each of the three years in the period ended December 31, 2000, in conformity with generally accepted accounting principles in the United States. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.



/s/ PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP
Philadelphia, Pennsylvania
February 14, 2001


QUARTERLY DATA (unaudited)
--------------------------------------------------------------------------------
2000                                  FIRST      SECOND       THIRD      FOURTH
--------------------------------------------------------------------------------
Revenues                           $427,590    $465,553    $420,405    $450,934
Gross profit                        121,412     133,713     114,336     120,818
Net income                           26,814      29,324      21,722      31,364
Basic earnings per share                .70         .77         .57         .82
Diluted earnings per share              .70         .76         .56         .81

--------------------------------------------------------------------------------
1999                                  First      Second       Third      Fourth
--------------------------------------------------------------------------------
Revenues                           $392,190    $421,126    $377,391    $410,362
Gross profit                        110,951     121,401     104,637     108,201
Net income                           23,054      25,854      18,986      27,326
Basic earnings per share                .61         .69         .50         .72
Diluted earnings per share              .60         .67         .49         .71
--------------------------------------------------------------------------------


TELEFLEX INCORPORATED AND SUBSIDIARIES

SELECTED FINANCIAL AND BUSINESS SEGMENT DATA


                                                               2000            1999            1998
---------------------------------------------------------------------------------------------------
Revenues
  Commercial                                             $  860,201      $  757,720      $  649,644
  Medical                                                   411,815         372,282         338,305
  Aerospace                                                 492,466         471,067         449,629
  Other income(a)                                                --              --              --
---------------------------------------------------------------------------------------------------
                                                         $1,764,482      $1,601,069      $1,437,578
---------------------------------------------------------------------------------------------------
Operating profit
  Commercial                                             $   86,911      $   75,823      $   62,010
  Medical                                                    56,483          49,551          41,879
  Aerospace                                                  53,115          52,940          55,163
---------------------------------------------------------------------------------------------------
                                                            196,509         178,314         159,052

Interest expense, net                                        20,787          17,732          17,054
Corporate expenses, net of other income                      17,508          17,826          17,238
---------------------------------------------------------------------------------------------------
Income before taxes                                         158,214         142,756         124,760
Taxes on income                                              48,990          47,536          42,210
---------------------------------------------------------------------------------------------------
Net income                                               $  109,224      $   95,220      $   82,550
---------------------------------------------------------------------------------------------------
Basic earnings per share                                 $     2.86      $     2.52      $     2.21
Diluted earnings per share                               $     2.83      $     2.47      $     2.15
Cash dividends per share                                 $      .58      $      .51      $      .45
Average common shares outstanding                            38,203          37,857          37,347
Average shares, assuming dilution                            38,633          38,525          38,425
Net income as a percent of revenues                            6.2%            5.9%            5.7%
Average number of employees                                  15,986          13,980          12,603
Identifiable assets
  Commercial                                             $  513,217      $  451,389      $  405,347
  Medical                                                $  424,183      $  388,430      $  361,282
  Aerospace                                              $  360,123      $  332,109      $  324,532
Capital expenditures
  Commercial                                             $   35,528      $   43,623      $   26,243
  Medical                                                $   19,592      $   17,751      $   13,943
  Aerospace                                              $   24,815      $   33,523      $   28,561
Depreciation and amortization
  Commercial                                             $   28,359      $   24,875      $   23,353
  Medical                                                $   24,748      $   20,574      $   18,044
  Aerospace                                              $   23,435      $   21,132      $   17,852

Long-term borrowings                                     $  220,557      $  246,191      $  275,581
Shareholders' equity                                     $  690,422      $  602,564      $  534,450

Book value per share                                         $18.01          $15.85          $14.21

Return on average shareholders' equity                         6.9%           16.7%           16.5%
---------------------------------------------------------------------------------------------------

      1997          1996          1995          1994          1993          1992             1991          1990
-----------------------------------------------------------------------------------------------------------------
           (Dollars and shares in thousands, except per share and employee data)
$  497,366      $422,443      $403,637      $356,708      $284,106      $210,464         $168,598      $162,646
   323,114       307,555       293,341       253,020       180,623       179,376          130,540       115,756
   325,293       201,185       215,711       202,944       202,067       177,292          180,399       162,731
        --            --            --            --            --         3,206            3,472         3,080
-----------------------------------------------------------------------------------------------------------------
$1,145,773      $931,183      $912,689      $812,672      $666,796      $570,338         $483,009      $444,213
-----------------------------------------------------------------------------------------------------------------

$   61,562      $ 57,849      $ 59,719      $ 53,324      $ 37,794      $ 25,754         $ 19,996      $ 22,224
    35,466        34,630        30,237        32,386        21,486        25,463           19,900        16,183
    38,787        21,007        12,683         5,367        14,906        16,100           21,722        20,781
-----------------------------------------------------------------------------------------------------------------
   135,815       113,486       102,639        91,077        74,186        67,317           61,618        59,188
    14,435        13,876        18,632        18,361        14,466        15,482           13,765        12,401
    14,975        12,831        10,407         9,725         7,410         3,185            2,519         3,880
-----------------------------------------------------------------------------------------------------------------
   106,405        86,779        73,600        62,991        52,310        48,650           45,334        42,907
    36,333        29,617        24,730        21,795        18,624        16,638           15,527        14,340
-----------------------------------------------------------------------------------------------------------------
$   70,072      $ 57,162      $ 48,870      $ 41,196      $ 33,686      $ 32,012(b)      $ 29,807      $ 28,567
-----------------------------------------------------------------------------------------------------------------
     $1.91         $1.61         $1.40         $1.20          $.99          $.95(b)          $.90          $.87
     $1.86         $1.58         $1.37         $1.17          $.98          $.93(b)          $.88          $.87
      $.39          $.34          $.30          $.26          $.23          $.21             $.20          $.18
    36,759        35,482        34,885        34,373        33,958        33,557           33,062        32,667
    37,661        36,197        35,574        35,061        34,533        34,264           33,701        32,952
       6.1%          6.1%          5.4%          5.1%          5.1%          5.6%             6.2%          6.4%
    10,830         9,373         9,553         8,740         7,920         6,920            6,160         5,860

$  351,345      $227,594      $201,808      $184,971      $158,206      $142,041         $101,187      $ 84,678
$  333,698      $320,699      $331,349      $311,547      $266,239      $206,562         $194,609      $147,954
$  276,708      $194,305      $183,636      $188,348      $202,130      $142,523         $141,104      $143,419

$   22,570      $ 12,821      $ 15,445      $ 13,489      $  7,967      $  7,386         $  7,505      $  5,581
$   10,611      $ 10,421      $ 12,107      $  7,029      $  7,361      $  5,316         $  7,138      $  4,236
$   40,992      $ 16,767      $  2,794      $  4,538      $  8,865      $  6,384         $  5,585      $  7,166

$   14,335      $ 11,907      $ 11,446      $  9,930      $  9,251      $  6,262         $  5,633      $  5,369
$   18,459      $ 16,267      $ 15,087      $ 11,694      $  8,030      $  6,505         $  4,725      $  3,999
$   14,440      $  9,827      $ 10,471      $ 10,771      $ 10,176      $  8,002         $  7,366      $  7,024

$  237,562      $195,945      $196,844      $190,499      $183,504      $134,600         $119,370      $112,941
$  463,753      $409,176      $355,364      $309,024      $269,790      $240,467         $211,702      $187,875

    $12.49        $11.30        $10.13         $8.94         $7.90         $7.12            $6.37         $5.72

      16.1%         15.0%         14.7%         14.2%         13.2%         14.2%            14.9%         16.4%
-----------------------------------------------------------------------------------------------------------------


(a) Beginning in 1993, other income, which was insignificant, has been reclassified as an offset to interest expense and corporate expenses.
(b) Excludes an increase in net income of $860, or $.03 per share as a result of a change in accounting for income taxes.

TELEFLEX INCORPORATED AND SUBSIDIARIES

2000 FINANCIAL REVIEW


REVENUES (in millions)

                              [REVENUES BAR CHART]


OVERVIEW

The company's major financial objectives are to achieve a 15% to 20% annual growth rate in revenues and net income, to generate a 20% return on average shareholders' equity and to pay dividends of 20% of trailing twelve months' earnings. Over the last five years the company has met its target for net income as it has grown by a compounded rate of 17% while revenues have grown by 14% over that same time period. The year 2000 was the seventh consecutive year of 15% or higher growth in net income. Return on average shareholders' equity was 16.9% for 2000 and has improved in each of the last seven years. Finally, the company has paid dividends of 20% or more of trailing twelve months' earnings since the first cash dividend payment was made in 1977.

     The company is committed to maintaining a balance among its three segments:
Commercial, Medical and Aerospace. Balance among the three segments reduces the company's risk of changes in the business cycle of any one segment, thus enabling the company to consistently achieve its growth objectives. Diversification gives the company the opportunity to invest in all stages of a segment's market cycle and provides a broader base of markets in which to grow. The company also diversifies within each Segment by entering into new geographic areas and different sectors within a market and, by extending products to additional markets. As a result, despite cyclical downturns within each of the segments, the company's total operating profit has continued to increase.

     The company intends to achieve its growth objectives through a combination of core growth, development of new products and new markets for existing products and, acquisitions. Over the past five years the company's core growth has accounted for approximately one-half of its overall growth. During the same time the company has invested cash of nearly $300 million for acquisitions to supplement core growth. During 1999 and 2000, the company purchased twenty businesses with annualized sales of approximately $200 million, $115 million of which is included in 2000 revenues. These acquisitions fit strategically within the company's businesses and bring new technologies, capabilities and market opportunities that will supplement future growth. In February 2001, the company acquired for $135 million in cash, Morse Controls, a supplier of industrial and marine products with annual sales of approximately $150 million.

     Acquisitions, while adding initially to revenues, may not contribute proportionately to earnings in the early years. In these years, earnings are generally reduced by up-front costs such as interest, depreciation and amortization, and, in many instances, the expenses of integrating a newly acquired business into an existing operation. Additionally, many of the acquisitions include new technologies and products that require incremental investment to enhance their growth prospects.

     The company has maintained a conservative capital structure with long-term debt ranging from 24% to 40% of total capitalization. This provides the flexibility to increase borrowings should growth opportunities arise. Under these circumstances it is conceivable that debt may increase to as much as 50% of capitalization for a period of time. The use of debt financing enables the company to maintain a lower cost of capital thus further enhancing value for shareholders. The company finances non-domestic operations primarily in their local currencies, thus reducing exposure to exchange rate fluctuations.

     Historically, operations have generated sufficient cash flow to finance the company's core growth while borrowings have been incurred largely to finance acquisitions. Over the past five years cash flow from operations has totaled over $600 million. This operating cash flow is reinvested in the company's core businesses, provides for the payment of dividends and enables the company to continue to upgrade and expand its plant and equipment. The company, while not particularly capital intensive, has spent approximately 5% of sales annually on plant and equipment.

RESULTS OF OPERATIONS


2000 VS. 1999

Revenues increased 10% in 2000 to $1.76 billion from $1.60 billion in 1999 resulting from gains in each of the company's three segments. Acquisitions accounted for half of the company's increase in revenue. Non-domestic operations comprised 38% of the company's revenues and increased 5% over 1999. The company's overall revenues were reduced as a result of weaker foreign currencies, mainly in the Medical Segment. The Commercial, Medical and Aerospace segments accounted for 49%, 23% and 28% of the company's revenues, respectively.

     Gross profit margin remained at 27.8% in 2000 resulting from increases in the Commercial and Aerospace segments which offset a decline in the Medical Segment. Selling, administrative and engineering expenses as a percentage of sales declined slightly in 2000 to 17.6% resulting from a reduction in the Medical Segment which offset increases in the Commercial and Aerospace segments.

     Operating profit increased 10% to $196.5 million from $178.3 million as all three segments gained. Operating margin remained at 11.1% resulting from a higher Medical Segment offsetting a lower Aerospace Segment while the Commercial Segment remained flat. The Commercial, Medical and Aerospace segments represented 44%, 29% and 27% of the company's operating profit, respectively.

     Interest expense increased from higher interest rates and lower invested cash balances, as total borrowings declined slightly. Interest expense as a percentage of sales increased to 1.2% in 2000 from 1.1% in 1999. The effective income tax rate declined to 31.0% in 2000 compared with 33.3% in 1999 due to a higher proportion of income earned in 2000 in countries with relatively lower tax rates. In addition, for 2000 the company's effective tax rate was lower from a decrease in deferred taxes resulting from a reduction in the German statutory tax rate enacted in the fourth quarter.

     Net income increased 15% in 2000 to $109.2 million from $95.2 million and diluted earnings per share also increased 15% to $2.83. Basic earnings per share increased 13% to $2.86.


1999 VS. 1998

Revenues increased 11% in 1999 to $1.60 billion from $1.44 billion in 1998. The increase was attributable to gains in each of the company's three segments. Acquisitions accounted for 40% of the increase in revenues. Non-domestic operations, which comprised 40% of the company's revenues, increased 12% over 1998 and were reduced slightly by currency exchange rates. For 1999 the Commercial, Medical and Aerospace segments comprised 47%, 23% and 30% of the company's net sales, respectively.

     Gross profit margin decreased in 1999 resulting from a decline in the Commercial and Aerospace segments, offset by an increase in the Medical Segment. Selling, engineering and administrative expenses as a percent of sales decreased in 1999 due to a reduction in the Commercial Segment, which was nearly offset by an increase in the Aerospace Segment.

     Operating profit increased 12% in 1999 to $178.3 million from $159.1 million in 1998. The increase was due to gains in the Commercial and Medical segments which offset a decline in the Aerospace Segment. Operating margin remained unchanged at 11.1% as an increase in the Medical and Commercial segments offset a decline in the Aerospace Segment. For 1999 the Commercial, Medical and Aerospace segments represented 42%, 28% and 30% of the company's operating profit, respectively.

     Interest expense increased as a result of higher interest rates and lower invested cash balances. Interest expense as a percentage of sales decreased to 1.1% in 1999 from 1.2% in 1998. The effective income tax rate declined to 33.3% in 1999 compared with 33.8% in 1998 because a higher proportion of income was earned in 1999 in countries with relatively lower tax rates.

     Net income in 1999 increased 15% to $95.2 million while diluted earnings per share increased 15% to $2.47. Basic earnings per share increased 14% to $2.52.


NET INCOME (in millions)

                             [NET INCOME BAR CHART]

2000 FINANCIAL REVIEW continued


COMMERCIAL SEGMENT
The Commercial Segment designs and manufactures proprietary mechanical and electrical controls for the automotive market; mechanical, electrical and hydraulic controls, and electronic products for the pleasure marine market; and proprietary products for fluid transfer and industrial applications.


OPERATING PROFIT (in millions)

                          [OPERATING PROFIT BAR CHART]




2000 VS. 1999

Sales in the Commercial Segment increased 14% in 2000 to $860.2 million from $757.7 million in 1999. All three product lines, Automotive, Marine and Industrial, reported sales gains with approximately one-half the growth coming from acquisitions. The increase in the Automotive product line was the result of a strong automotive market in North America and increased sales of new products including the adjustable pedal system. Within the Marine product line the increase was largely due to sales of new products. Sales in the Industrial product line benefited from acquisitions and new applications for light-duty cables.

     Operating profit rose 15% in 2000 to $86.9 million from $75.8 million while operating margin increased from 10.0% to 10.1%. Operating profit and margin increased in the Automotive product line from the additional volume despite product development expenses and plant start up for the adjustable pedal system. Within Industrial, operating profit increased on the additional volume but operating margin declined from lower margins of the acquired businesses and expenses associated with their integration. Marine operating profit and margin were lower from new product development expenses for integrated electronic engine systems and the adjustable pedal for the truck and bus market.

     Assets increased in 2000 due to acquisitions in the Industrial product line. Return on average assets increased to 18.0% in 2000 from 17.7% in 1999 as operating profit gains in the Automotive product line offset a lower return from acquisitions.


1999 VS. 1998

Sales in the Commercial Segment increased 17% in 1999 to $757.7 million from $649.6 million in 1998. All three product lines, Automotive, Marine and Industrial, reported sales gains as a result of new products. New products, such as the adjustable pedal system, along with the continued strength of the North American automotive market resulted in higher Automotive product line sales. Sales increased in the Marine product line due to a stronger marine market and new products including the modern burner unit sold to non-marine markets. Sales in the Industrial product line benefited from new products and increased volume of light-duty cable including an acquisition.

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

     Total assets in this Segment grew by $46 million in 1999 as a result of spending on new manufacturing facilities and equipment for new products, and capacity expansion in the Automotive and Industrial product lines. Return on average assets increased in 1999 to 17.7% from 16.4% in 1998 due to improved operating profits in the Marine product line.

CAPITAL EXPENDITURES (in millions)

                        [CAPITAL EXPENDITURES BAR CHART]





MEDICAL SEGMENT

The Medical Segment manufactures and distributes a broad range of invasive disposable and reusable devices for the urology, gastroenterology, anesthesiology and respiratory care markets worldwide. It also designs and manufactures a variety of specialty surgical products, and provides instrument management services.

2000 vs. 1999

In 2000 Medical Segment sales increased by 11% to $411.8 million from $372.3 million in 1999 resulting from gains in both the Hospital Supply and Surgical Devices product lines. Excluding a decline in currency exchange rates, sales would have gained another 6%. The increase in the Hospital Supply product line resulted from core growth and the acquisition of a manufacturer of urological products and an Italian distributor. Within the Surgical Devices product line, growth from sales of new closure and instrument products resulted in the sales increase.

     Operating profit increased 14% in 2000 to $56.5 million and operating margin improved to 13.7% from 13.3%. The increases in operating profit and margin are the result of the volume gains in both Hospital Supply and Surgical Devices. Within Hospital Supply, the operating margin improvement resulted from the shift of production to low cost manufacturing facilities and increased sales of higher margin products.

     Assets increased due to the acquisitions and additional capital expenditures within Surgical Devices related to instrument management services. Return on average assets increased to 13.9% in 2000 from 13.2% in 1999 resulting from the gain in operating profit which more than offset the increase in assets.


1999 vs. 1998

In 1999 the Medical Segment sales increased by 10% to $372.3 million from $338.3 million in 1998 as a result of acquisitions in both product lines of this Segment, Hospital Supply and Surgical Devices. In the Hospital Supply product line a European distributor was acquired, while in Surgical Devices an instrument management services business and a North American distributor of specialty surgical instruments were added.

     Operating profit rose 18% in 1999 to $49.6 million from $41.9 million in 1998 and operating margin increased to 13.3% from 12.4% as a result of improvements in both product lines. The gains were due to increased volume and sales of higher margin products.

     Assets increased in 1999 as a result of the acquisitions, which offset the effects of currency translation. Return on average assets increased to 13.2% from 12.1% due to the increase in operating profit combined with a relatively smaller increase in the asset base.


AEROSPACE SEGMENT

The Aerospace Segment serves the commercial aerospace and industrial turbomachinery markets. Its businesses design and manufacture cargo systems and containers for aviation; provide surface treatments, repair services and manufactured components for users of both flight and ground-based turbine engines. Sales are both to original equipment manufacturers (OEMs) and the aftermarket.


DIVIDENDS PER SHARE

                        [DIVIDENDS PER SHARE BAR CHART]

2000 FINANCIAL REVIEW continued


2000 vs. 1999

Sales in the Aerospace Segment increased 5% in 2000 to $492.5 million from $471.1 million in 1999. Sales increases in cargo systems due to increased market share, in industrial gas turbine services due to a strong market and in repair services offset a decline in manufactured components. The acquisition of a manufacturer of containers for aircraft added to the growth in cargo systems and the purchase of an engineering services firm contributed to the increase in industrial gas turbine services. The decline in the build rate for aircraft resulted in reduced manufactured component sales.

     Operating profit increased slightly to $53.1 million in 2000 from $52.9 million in 1999 while operating margin declined to 10.8% in 2000 from 11.2% in 1999. Operating profit gains due to the sales increases in cargo systems, industrial gas turbine services and repair services offset a decline from manufactured components. Expenses associated with the combination of facilities in both cargo systems and industrial gas turbine services and the closing of two component manufacturing plants lowered operating margin in 2000.

     The increase in assets in 2000 was due to the acquisitions. Return on average assets declined to 15.3% from 16.1% due to lower component manufacturing operating profit and a reduced return from acquisitions.


1999 vs. 1998

Sales in the Aerospace Segment grew by 5% in 1999 to $471.1 million from $449.6 million in the prior year. Sales increased in repair services and industrial gas turbine services due to growth in the aftermarket sector of the aerospace market. This increase was partially offset by reduced volume in component manufacturing resulting from softening of the OEM sector of the market.

     Operating profit declined 4% in 1999 to $52.9 million from $55.2 million in 1998 and operating margin decreased to 11.2% from 12.3%. The lower operating profit resulted from the decline in sales primarily in component manufacturing and from additional expenses associated with cost reduction programs designed to improve profitability. A higher proportion of sales in repair services also reduced the Segment's operating margin since a portion of its profits are shared with a joint venture partner.

     Assets increased in 1999 by $8 million due primarily to the start up of an operation in Korea. Return on average assets declined to 16.1% in 1999 from 18.3% in 1998 due to the decrease in operating profit.


CASH FLOW FROM OPERATIONS (in millions)

                     [CASH FLOW FROM OPERATIONS BAR CHART]





LIQUIDITY, MARKET RISK AND CAPITAL RESOURCES

The company generated significant levels of cash from operations in 2000. Cash flows from operating activities grew to $189.4 million compared to $134.1 million in 1999 and $131.6 million in 1998. The increase in 2000 resulted from higher net income and non-cash depreciation and amortization and, from improvements in working capital. The 1999 results were from higher net income and depreciation and amortization offset by working capital requirements, primarily accounts receivable related to incremental sales volume. In addition to the cash generated from operations the company has approximately $250 million in committed and uncommitted unused lines of credit available which provide the ability to pursue strategic growth opportunities. These lines were drawn down by approximately $125 million for the February 2001 acquisition of Morse Controls. Total borrowings for the company decreased $6 million in 2000 and long-term debt to total capitalization improved to 24% from 29% in 1999 and 34% in 1998. The declines were the result of net repayments and currency exchange rate changes offset by additional borrowings to finance acquisitions. Approximately 65% of the company's total borrowings of $339 million are denominated in currencies other than the US dollar, principally Euro, providing a natural hedge against fluctuations in the value of non-domestic assets.

     In addition to the natural hedge positions for translation risk, the company occasionally uses forward rate contracts to manage currency transaction exposure and interest rate caps and swaps for exposure to interest rate changes. The company does not enter into these arrangements for trading purposes, but rather to limit the impact of movements in financial markets on its cash flows. The Financial Accounting Standards Board issued Statement of Financial Accounting Standard No. 133, "Accounting for Derivative Instruments and Hedging Activities" (SFAS 133) which will be effective for the company in the first quarter of 2001. Under the provisions of this statement all derivative financial instruments will be recorded on the balance sheet at fair market value. Subsequent changes in value will be recognized in the statement of income or as part of comprehensive income. The company's use of derivative instruments is not significant at December 31, 2000 and the effect of adoption of SFAS 133 effective January 1, 2001 will not be material to financial position or results of operations.

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


CAPITALIZATION (in millions)

                           [CAPITALIZATION BAR CHART]

TELEFLEX INCORPORATED AND SUBSIDIARIES

INVESTOR INFORMATION


ANNUAL MEETING

The Annual Meeting of shareholders will take place on April 27, 2001 at the:

JEFFERSON HOUSE RESTAURANT (IN THE BALLROOM)
2519 DEKALB PIKE (RTE. 202)
NORRISTOWN, PENNSYLVANIA

The meeting will convene at 10:00 a.m. All shareholders are cordially invited to attend.


                                                                 [TELEFLEX LOGO]
MARKET AND OWNERSHIP OF COMMON STOCK

New York Stock Exchange Trading Symbol: TFX

As of December 31, 2000, the company's fiscal year, the approximate number of shareholders of record was 1,251.


INVESTOR RELATIONS

Security analysts and portfolio managers seeking information about the company should contact:

Janine Dusossoit
Vice President, Investor Relations
(610) 834-6301

Investors may also obtain financial and product information about Teleflex on the company's Web site at WWW.TELEFLEX.COM.


A copy of the Annual Report as filed with the Securities and Exchange Commission on Form 10-K and interim reports Form 10-Q can be accessed on the company's Web site, or can be mailed upon request to:

Communications Department
Teleflex Incorporated
155 South Limerick Road
Limerick, Pennsylvania 19468
(610) 948-2811
E-Mail: pcarr@teleflex.com


TRANSFER AGENT AND REGISTRAR

Questions concerning transfer requirements, lost certificates, dividends, duplicate mailings, change of address, or other stockholder matters should be addressed to the Transfer Agent:

American Stock Transfer & Trust Company
40 Wall Street, 46th Floor
New York, New York 10005
(800) 937-5449


DIVIDENDS

Quarterly dividends customarily are mailed to reach shareholders on or about the 15th of March, June, September and December.

     Shareholders may have dividends deposited into their savings or checking account at the financial institution of their choice. To participate in this service and to obtain a "Direct Deposit Authorization Agreement" contact American Stock Transfer & Trust Company.

PRICE RANGE AND DIVIDENDS OF COMMON STOCK

2000                             High        Low         Last         Dividends
--------------------------------------------------------------------------------
First Quarter                    $36 1/8     $26 1/8     $35 1/2      $.13
Second Quarter                   $38 15/16   $32 15/16   $35 3/4      $.15
Third Quarter                    $39 1/2     $32 7/8     $34 3/8      $.15
Fourth Quarter                   $45 3/8     $31 13/16   $44 3/16     $.15

1999                             High        Low         Last         Dividends
--------------------------------------------------------------------------------
First Quarter                    $45 1/8     $33 5/8     $34 1/16     $.115
Second Quarter                   $46 3/8     $33 7/16    $43 7/16     $.13
Third Quarter                    $50 7/16    $38 5/16    $39 7/16     $.13
Fourth Quarter                   $40 3/16    $28 7/8     $31 5/16     $.13


DIVIDEND REINVESTMENT PLAN

Teleflex Incorporated offers an automatic dividend reinvestment plan which enables holders of Teleflex common stock to reinvest their dividends and purchase additional shares free of service fees or brokerage commissions. Contact the company's transfer agent, American Stock Transfer & Trust Company, for further information.


INDEPENDENT ACCOUNTANTS

PricewaterhouseCoopers LLP
Philadelphia, Pennsylvania


FORWARD-LOOKING STATEMENTS

In accordance with the safe harbor provisions of the Private Securities Litigation Reform Act of 1995, the Company notes that certain statements contained in this report are forward-looking in nature. These forward-looking statements include matters such as business strategies, market potential, future financial performance, product deployments and other future-oriented matters. Such matters inherently involve many risks and uncertainties (including risks and uncertainties associated with changes in competitive and market conditions, changes in regulation and technology, policies of suppliers and customer acceptance of new products), which can cause actual results to differ materially from those projected in the forward-looking statements. For additional information, please refer to the Company's Securities and Exchange Commission filings including its most recent Form 10-K.


40