Form 10-K, Exhibit 13
period 2001-12-31
TELEFLEX INC
filed 2002-03-27
CIK 96943

Teleflex Incorporated and Subsidiaries                                EXHIBIT 13
CONSOLIDATED STATEMENT OF INCOME

                                                                                         Year ended
---------------------------------------------------------------------------------------------------------------------------
                                                                    DECEMBER 30,         December 31,          December 26,
                                                                            2001                 2000                  1999
---------------------------------------------------------------------------------------------------------------------------
                                                                             (Dollars in thousands, except per share)

REVENUES                                                              $1,905,004           $1,764,482            $1,601,069
---------------------------------------------------------------------------------------------------------------------------
COSTS AND EXPENSES
Materials, labor and other product costs                               1,369,713            1,274,203             1,155,879
Selling, engineering and administrative expenses                         347,131              311,278               284,702
Interest expense, net                                                     28,465               20,787                17,732
---------------------------------------------------------------------------------------------------------------------------
                                                                       1,745,309            1,606,268             1,458,313
---------------------------------------------------------------------------------------------------------------------------
Income before taxes                                                      159,695              158,214               142,756
Taxes on income                                                           47,384               48,990                47,536
---------------------------------------------------------------------------------------------------------------------------
NET INCOME                                                            $  112,311           $  109,224            $   95,220
---------------------------------------------------------------------------------------------------------------------------
EARNINGS PER SHARE
  Basic                                                                    $2.90                $2.86                 $2.52
  Diluted                                                                  $2.86                $2.83                 $2.47
---------------------------------------------------------------------------------------------------------------------------

The accompanying notes are an integral part of the consolidated financial statements.




                                                  Teleflex Annual Report Page 17

Teleflex Incorporated and Subsidiaries
CONSOLIDATED BALANCE SHEET

                                                                                                   Year ended
---------------------------------------------------------------------------------------------------------------------------
                                                                                         DECEMBER 30,          December 31,
                                                                                                 2001                  2000
---------------------------------------------------------------------------------------------------------------------------
                                                                                               (Dollars in thousands)
ASSETS
Current assets
   Cash and cash equivalents                                                               $   46,900            $   45,139
   Accounts receivable, less allowance for doubtful
     accounts, 2001 - $9,004; 2000 - $5,776                                                   363,674               334,346
   Inventories                                                                                308,775               259,845
   Prepaid expenses                                                                            28,128                22,708
---------------------------------------------------------------------------------------------------------------------------
       Total current assets                                                                   747,477               662,038
---------------------------------------------------------------------------------------------------------------------------
Plant assets
   Land and buildings                                                                         204,915               171,776
   Machinery and equipment                                                                    774,796               659,288
---------------------------------------------------------------------------------------------------------------------------
                                                                                              979,711               831,064
   Less accumulated depreciation                                                              414,016               341,561
---------------------------------------------------------------------------------------------------------------------------
       Net plant assets                                                                       565,695               489,503
Investments in affiliates                                                                      41,493                39,515
Intangibles and other assets                                                                  280,355               210,232
---------------------------------------------------------------------------------------------------------------------------
                                                                                           $1,635,020            $1,401,288
---------------------------------------------------------------------------------------------------------------------------
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
   Notes payable                                                                           $  170,257            $   97,040
   Current portion of long-term borrowings                                                     41,865                20,997
   Accounts payable                                                                           122,518               119,221
   Accrued expenses                                                                           129,287               116,483
   Income taxes payable                                                                        31,499                30,131
---------------------------------------------------------------------------------------------------------------------------
       Total current liabilities                                                              495,426               383,872
Long-term borrowings                                                                          228,180               220,557
Deferred income taxes and other                                                               133,271               106,437
---------------------------------------------------------------------------------------------------------------------------
       Total liabilities                                                                      856,877               710,866
---------------------------------------------------------------------------------------------------------------------------
Shareholders' equity
   Common shares, $1 par value
     Issued: 2001 - 38,932,948 shares; 2000 - 38,344,427 shares                                38,933                38,344
   Additional paid-in capital                                                                  96,143                79,546
   Retained earnings                                                                          689,269               602,544
   Accumulated other comprehensive income                                                     (46,202)              (30,012)
---------------------------------------------------------------------------------------------------------------------------
       Total shareholders' equity                                                             778,143               690,422
---------------------------------------------------------------------------------------------------------------------------
                                                                                           $1,635,020            $1,401,288
---------------------------------------------------------------------------------------------------------------------------

The accompanying notes are an integral part of the consolidated financial statements.

Page 18 [TELEFLEX LOGO]

Teleflex Incorporated and Subsidiaries
CONSOLIDATED STATEMENT OF CASH FLOWS

                                                                                         Year ended
--------------------------------------------------------------------------------------------------------------------------
                                                                    DECEMBER 30,         December 31,         December 26,
                                                                            2001                 2000                 1999
--------------------------------------------------------------------------------------------------------------------------
                                                                                    (Dollars in thousands)
CASH FLOWS FROM OPERATING ACTIVITIES
Net income                                                              $112,311             $109,224              $95,220
Adjustments to reconcile net income to cash flows
     from operating activities:
   Depreciation and amortization                                          92,401               77,417               67,389
   Deferred income taxes                                                   9,682                8,972                4,710
   Decrease (increase) in accounts receivable                              3,287               (6,620)             (32,325)
   (Increase) decrease in inventories                                    (14,621)             (18,150)               5,472
   (Increase) decrease in prepaid expenses                                (4,563)               1,030               (4,710)
   (Decrease) increase in accounts payable
     and accrued expenses                                                 (9,497)              15,297               (4,870)
   (Decrease) increase in income taxes payable                              (743)               2,245                3,182
--------------------------------------------------------------------------------------------------------------------------
                                                                         188,257              189,415              134,068
--------------------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from long-term borrowings                                        75,000               46,390               50,866
Reduction in long-term borrowings                                        (46,304)             (64,706)             (46,941)
Increase in notes payable and
   current borrowings                                                     74,531               13,902                1,812
Proceeds from stock compensation plans                                     8,228                5,258                5,890
Dividends                                                                (25,586)             (22,163)             (19,126)
--------------------------------------------------------------------------------------------------------------------------
                                                                          85,869              (21,319)              (7,499)
--------------------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM INVESTING ACTIVITIES
Expenditures for plant assets                                            (97,744)             (80,652)             (96,516)
Payments for businesses acquired                                        (170,700)             (87,846)             (43,895)
Proceeds from disposition of product lines and assets                        --                17,812                   --
Investments in affiliates                                                   (766)              (4,423)             (22,377)
Other                                                                     (3,155)               3,112               (1,430)
--------------------------------------------------------------------------------------------------------------------------
                                                                        (272,365)            (151,997)            (164,218)
--------------------------------------------------------------------------------------------------------------------------
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS                       1,761               16,099              (37,649)
Cash and cash equivalents at the beginning of the year                    45,139               29,040               66,689
--------------------------------------------------------------------------------------------------------------------------
Cash and cash equivalents at the end of the year                       $  46,900            $  45,139              $29,040
--------------------------------------------------------------------------------------------------------------------------

The accompanying notes are an integral part of the consolidated financial statements.

                                                  Teleflex Annual Report Page 19

Teleflex Incorporated and Subsidiaries
CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

                                                                                         Year ended
---------------------------------------------------------------------------------------------------------------------------
                                                                    DECEMBER 30,         December 31,          December 26,
                                                                            2001                 2000                  1999
---------------------------------------------------------------------------------------------------------------------------
                                                                           (Dollars in thousands, except per share)
COMMON SHARES
Balance, beginning of year                                             $  38,344            $  38,019              $ 37,615
Shares issued under compensation plans                                       589                  325                   404
---------------------------------------------------------------------------------------------------------------------------
Balance, end of year                                                      38,933               38,344                38,019
---------------------------------------------------------------------------------------------------------------------------
ADDITIONAL PAID-IN CAPITAL
Balance, beginning of year                                                79,546               73,786                72,080
Shares issued under compensation plans                                    16,597                5,760                 1,706
---------------------------------------------------------------------------------------------------------------------------
Balance, end of year                                                      96,143               79,546                73,786
---------------------------------------------------------------------------------------------------------------------------
RETAINED EARNINGS
Balance, beginning of year                                               602,544              515,483               439,389
Net income                                                               112,311              109,224                95,220
Cash dividends                                                           (25,586)             (22,163)              (19,126)
---------------------------------------------------------------------------------------------------------------------------
Balance, end of year                                                     689,269              602,544               515,483
---------------------------------------------------------------------------------------------------------------------------
ACCUMULATED OTHER COMPREHENSIVE INCOME
Cumulative translation adjustment                                        (44,404)             (30,012)              (20,875)
Financial instruments marked to market                                    (1,798)                 --                    --
Unrealized loss on securities                                                --                   --                 (3,849)
---------------------------------------------------------------------------------------------------------------------------
Balance, end of year                                                     (46,202)             (30,012)              (24,724)
---------------------------------------------------------------------------------------------------------------------------
TOTAL SHAREHOLDERS' EQUITY                                             $ 778,143            $ 690,422              $602,564
---------------------------------------------------------------------------------------------------------------------------
CASH DIVIDENDS PER SHARE                                                    $.66                 $.58                  $.51
---------------------------------------------------------------------------------------------------------------------------

COMPREHENSIVE INCOME
Net income                                                              $112,311             $109,224             $  95,220
Financial instruments marked to market                                    (1,798)                 --                    --
Cumulative translation adjustment                                        (14,392)              (9,137)               (6,241)
Unrealized holding gain (loss) on securities                                 --                 5,520                (3,849)
Reclassification for gain included in net income                             --                (1,671)                  --
---------------------------------------------------------------------------------------------------------------------------
Total comprehensive income                                            $   96,121             $103,936             $  85,130
---------------------------------------------------------------------------------------------------------------------------

The accompanying notes are an integral part of the consolidated financial statements.

Page 20 [TELEFLEX LOGO]

Teleflex Incorporated and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Dollars in thousands, except per share)

DESCRIPTION OF BUSINESS
Teleflex Incorporated designs, manufactures and distributes engineered products and services for the automotive, marine, industrial, medical and aerospace markets worldwide.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
The consolidated financial statements include the accounts of Teleflex Incorporated and its subsidiaries. These consolidated financial statements have been prepared in conformity with generally accepted accounting principles and include management's estimates and assumptions that affect the recorded amounts.

     Cash and cash equivalents include funds invested in a variety of liquid short-term investments with an original maturity of three months or less.

     Inventories are stated principally at the lower of average cost or market and consist of the following:

                                          2001        2000
------------------------------------------------------------
Raw materials                           $133,364    $108,808
Work-in-process                           44,530      36,065
Finished goods                           130,881     114,972
------------------------------------------------------------
                                        $308,775    $259,845
------------------------------------------------------------

     Plant assets include the cost of additions and those improvements which increase the capacity or lengthen the useful lives of the assets. Repairs and maintenance costs are expensed as incurred. With minor exceptions, straight-line composite lives for depreciation of plant assets are as follows: buildings 20 to 40 years; machinery and equipment 8 to 12 years.

     Intangible assets, principally the excess purchase price of acquisitions over the fair value of net tangible assets acquired, (goodwill) are being amortized over periods not exceeding 30 years. The company periodically reviews the carrying value of intangible assets primarily based on an analysis of cash flows.

     Effective in 2002, goodwill and other intangible assets with indefinite lives will no longer be amortized but will instead be tested for impairment annually. The amount of amortization expense that will cease in 2002 is approximately $14,000.

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

     Revenues are recognized when the earnings process is complete. This generally occurs when products are shipped in accordance with terms of agreements, title and risk of loss transfers to customers, collection is probable, and pricing is fixed and determinable.

ACQUISITIONS
In February 2001, the company acquired Morse Controls for $135,000 in cash. Morse Controls is a supplier of industrial and marine products with annual sales of $130,000. Also, during 2001 and 2000, the company acquired a number of smaller businesses across several markets for $35,700 and $87,846 in cash, respectively.

     For 2001 and 2000, liabilities of $45,945 and $39,237 were assumed in connection with the acquisitions. The assets, liabilities and operating results of these businesses are included in the company's financial statements from their dates of acquisition. A total of $73,400, representing the excess of acquisition cost in 2001 over the fair value of the acquired businesses' net assets, is being amortized over periods from 15 to 30 years. Financial position and results of operation would not have been materially different had the acquisitions occurred at the beginning of the years acquired.

BORROWINGS AND LEASES

                                          2001       2000
-----------------------------------------------------------
Senior Notes at an average
  fixed rate of 7.2%, due in
  installments through 2008             $ 76,000   $ 83,500

Term loan notes, primarily
  Euro, at an average fixed
  rate of 5.4%, with an average
  maturity of three years                159,198    120,602

Other debt, mortgage notes
  and capital lease obligations,
  at interest rates ranging
  from 3% to 9%                           34,847     37,452
-----------------------------------------------------------
                                         270,045    241,554
Current portion of borrowings            (41,865)   (20,997)
-----------------------------------------------------------
                                        $228,180   $220,557
-----------------------------------------------------------

     The various senior note agreements provide for the maintenance of certain financial ratios and limit the repurchase of the company's stock and payment of cash dividends. Under the most restrictive of these provisions, $204,000 of retained earnings was available for dividends at December 30, 2001.

     Notes payable consists of demand loans due to banks of $95,257 at an average interest rate of 4.1% and a $75,000 loan secured by certain accounts receivable at an interest rate of 2.3%. In addition, the Company has approximately $250,000 available under several interest rate alternatives in unused lines of credit.

     Interest expense in 2001, 2000 and 1999 did not differ materially from interest paid, nor did the carrying value of year end long-term borrowings differ materially from fair value.

     The aggregate amounts of debt, including capital leases, maturing in each of the four years after 2002 are as follows: 2003 - $53,127; 2004 - $79,397; 2005 - $47,982; 2006 - $16,882.

     The company has entered into certain operating leases which require minimum annual payments as follows: 2002 - $35,377; 2003 - $28,376; 2004 - $25,887; 2005
- $23,816; 2006 - $17,069. The total rental expense for all operating leases was $33,934, $29,640 and $25,608 in 2001, 2000 and 1999, respectively.


                                                  Teleflex Annual Report Page 21

Teleflex Incorporated and Subsidiaries
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
(Dollars in thousands, except per share)

FINANCIAL INSTRUMENTS
The company uses forward rate contracts to manage currency transaction exposure and interest rate swaps for exposure to interest rate changes. The Financial Accounting Standards Board issued Statement of Financial Accounting Standard No. 133, "Accounting for Derivative Instruments and Hedging Activities" (SFAS No.
133) which became effective on January 1, 2001. All derivative financial instruments are recorded on the balance sheet at fair market value and subsequent changes in value are recognized in the statement of income or as part of comprehensive income. The cumulative effect of adopting SFAS No. 133 at January 1, 2001 was ($200). Approximately $100 of the amount in accumulated other comprehensive income would be reclassified as an expense to the statement of income during 2002 should foreign currency exchange rates and interest rates remain at December 30, 2001 levels.

The following table provides financial instruments activity included as part of accumulated other comprehensive income in 2001:

Balance at January 1, 2001                          $  (200)
Additions and revaluations                           (5,675)
Clearance of hedge results to income                  4,077
-----------------------------------------------------------
Balance at December 30,2001                         $(1,798)
-----------------------------------------------------------

SHAREHOLDERS' EQUITY AND STOCK COMPENSATION PLANS
The authorized capital of the company is comprised of 100,000,000 common shares, $1 par value, and 500,000 preference shares. No preference shares were outstanding during the last three years.

     Options to purchase common stock are awarded at market price on the date of grant and expire no later than 10 years after that date. No compensation expense has been recognized for stock option plans. Diluted earnings per share would have been reduced $.04 or less in 2001, 2000 and 1999 had compensation expense for stock options been determined based on the fair value at the grant date. The fair value of options granted during 2001, 2000 and 1999 of $14.51, $10.56 and $16.50, respectively, was estimated using the Black-Scholes option-pricing model. Officers and key employees held options for the purchase of 2,036,194 shares of common stock at prices ranging from $14.13 to $47.25 per share with an average exercise price of $33.65 per share and an average remaining contractual life of 7 years. Such options are presently exercisable with respect to 894,799 shares at an average exercise price of $28.85. Options to purchase 514,150, 464,550 and 447,750 shares of common stock were granted at average exercise prices of $42.43, $29.20 and $40.97, in 2001, 2000 and 1999, respectively.
Options exercised were 371,290, 282,576 and 517,690 at average exercise prices of $22.01, $16.27 and $13.96 in 2001, 2000 and 1999, respectively.

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

INCOME TAXES
The provision for income taxes consisted of the following:

                               2001        2000        1999
------------------------------------------------------------
Current
  Federal                    $25,415     $27,842     $33,978
  State                        2,902       3,269       3,335
  Foreign                      9,385       8,907       5,513
Deferred                       9,682       8,972       4,710
------------------------------------------------------------
                             $47,384     $48,990     $47,536
------------------------------------------------------------


     The deferred income taxes provided and the balance sheet amounts of $60,785 in 2001 and $50,722 in 2000 related substantially to the methods of accounting for depreciation. Income taxes paid were $36,170, $36,961 and $39,923 in 2001, 2000 and 1999, respectively.

                              2001        2000        1999
----------------------------------------------------------
Tax at U.S. statutory rate    35.0%       35.0%       35.0%
State income taxes             1.2         1.3         1.6
Foreign income taxes          (4.6)       (3.9)       (1.8)
Export sales benefit          (1.7)       (1.5)       (1.5)
Other                          (.2)         .1          --
----------------------------------------------------------
Effective income tax rate     29.7%       31.0%       33.3%
----------------------------------------------------------

BUSINESS SEGMENTS AND OTHER INFORMATION
The company has determined that its reportable segments are Commercial, Medical and Aerospace. This assessment reflects the aggregation of businesses which have similar products and services, manufacturing processes, customers and distribution channels and is consistent with both internal management reporting and resource and budgetary allocations. Reference is made to pages 24 and 25 for a summary of operations by business segment.

     A summary of revenues, identifiable assets and operating profit relating to the company's non-domestic operations, substantially European, and export sales is as follows:

                              2001        2000        1999
------------------------------------------------------------
Revenues                    $752,579    $675,787    $642,827
Identifiable assets         $652,924    $580,756    $539,282
Operating profit            $ 66,907    $ 60,132    $ 50,552
Export sales                $234,800    $196,500    $181,500
------------------------------------------------------------

PENSION AND OTHER POSTRETIREMENT BENEFITS
The company provides defined benefit pension and postretirement benefit plans to eligible employees. Assumptions used in determining pension expense and benefit obligations reflect a weighted average discount rate of 7.5% in 2001 and 2000, an investment rate of 9% and a salary increase of 5%.

Page 22 [TELEFLEX LOGO]

Assumptions used in determining other postretirement expense and benefit obligations include a weighted average discount rate of 7.7% in 2001 and 7.6% in 2000 and an initial health care cost trend rate of 7.5% declining to 4.5% over four years. Increasing the trend rate by 1% would increase the benefit obligation by $1,631 and would increase the 2001 benefit expense by $153. Decreasing the trend rate by 1% would decrease the benefit obligation by $1,395 and would decrease the 2001 benefit expense by $128.

The following tables provide net benefit cost, a reconciliation of benefit obligations, plan assets and funded status of the plans:

                              Pension             Other Benefits
----------------------------------------------------------------
                          2001      2000        2001      2000
----------------------------------------------------------------
Service cost              $  4,303  $  4,237  $    276  $    331
Interest cost                7,648     6,639     1,095     1,030
Actual return               (2,282)   (9,649)      --        --
Net amortization
  and deferral              (5,560)    2,103       357       348
Foreign plans                  933     1,269       --        --
----------------------------------------------------------------
Net benefit cost          $  5,042  $  4,599  $  1,728  $  1,709
----------------------------------------------------------------

Benefit obligations,
  beginning of year       $ 98,505  $ 90,089  $ 16,418  $ 14,911
Service cost                 4,303     4,237       276       331
Interest cost                7,648     6,639     1,095     1,030
Amendments                     (70)      107      (752)      225
Actuarial (gain) loss       (3,122)      975     5,540       910
Acquisitions                 6,032     1,012     1,375       --
Currency translation          (831)   (1,034)      --        --
Benefits paid               (5,344)   (4,789)   (1,162)     (989)
Foreign plans                  933     1,269       --        --
----------------------------------------------------------------
Benefit obligations,
  end of year              108,054    98,505    22,790    16,418
----------------------------------------------------------------
Fair value of plan
  assets, beginning
  of year                   84,694    76,226       --        --
Actual return                2,282     9,649       --        --
Acquisitions                 9,484       446       --        --
Contributions                2,771     2,525       --        --
Benefits paid               (5,002)   (4,152)      --        --
----------------------------------------------------------------
Fair value of plan
  assets, end of year       94,229    84,694       --        --
----------------------------------------------------------------
Funded status              (13,825)  (13,811)  (22,790)  (16,418)

Unrecognized transition
  (asset) obligation          (666)     (834)    4,603     5,022

Unrecognized net
  actuarial (gain) loss     (5,810)  (10,444)    5,202      (370)

Unrecognized prior
  service cost               3,637     4,129       (85)      638
-----------------------------------------------------------------
Accrued benefit cost      $(16,664) $(20,960) $(13,070) $(11,128)
-----------------------------------------------------------------

REPORT OF INDEPENDENT ACCOUNTANTS       [PricewaterhouseCoopers Logo]

To the Board of Directors and Shareholders
Teleflex Incorporated

In our opinion, the consolidated financial statements appearing on pages 17 through 23 of this Annual Report present fairly, in all material respects, the financial position of Teleflex Incorporated and its subsidiaries at December 30, 2001 and December 31, 2000 and the results of their operations and cash flows for each of the three years in the period ended December 30, 2001, in conformity with generally accepted accounting principles in the United States. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.


/s/ PricewaterhouseCoopers LLP
------------------------------
PricewaterhouseCoopers LLP
Philadelphia, Pennsylvania
February 13, 2002

-----------------------------------------------------------
Quarterly data (unaudited)
-----------------------------------------------------------
2001                     First    Second     Third   Fourth
-----------------------------------------------------------
Revenues              $470,734  $503,004  $466,014 $465,252
Gross profit           135,233   143,535   128,592  127,931
Net income              29,981    31,061    22,102   29,167
Basic earnings per share   .78       .80       .57      .75
Diluted earnings per share .77       .79       .56      .74

-----------------------------------------------------------
2000                     First    Second     Third   Fourth
-----------------------------------------------------------
Revenues              $427,590  $465,553  $420,405 $450,934
Gross profit           121,412   133,713   114,336  120,818
Net income              26,814    29,324    21,722   31,364
Basic earnings per share   .70       .77       .57      .82
Diluted earnings per share .70       .76       .56      .81
-----------------------------------------------------------


                                                  Teleflex Annual Report Page 23

Teleflex Incorporated and Subsidiaries
SELECTED FINANCIAL AND BUSINESS SEGMENT DATA

                                                      2001               2000                1999
---------------------------------------------------------------------------------------------------
Revenues
  Commercial                                   $   908,183         $   860,201         $   757,720
  Medical                                          429,338             411,815             372,282
  Aerospace                                        567,483             492,466             471,067
  Other income(a)                                       --                  --                  --
---------------------------------------------------------------------------------------------------
                                               $ 1,905,004         $ 1,764,482         $ 1,601,069
---------------------------------------------------------------------------------------------------
Operating profit
  Commercial                                   $    83,774         $    86,911         $    75,823
  Medical                                           62,689              56,483              49,551
  Aerospace                                         60,337              53,115              52,940
---------------------------------------------------------------------------------------------------
                                                   206,800             196,509             178,314
Interest expense, net                               28,465              20,787              17,732
Corporate expenses, net of other income             18,640              17,508              17,826
---------------------------------------------------------------------------------------------------
Income before taxes                                159,695             158,214             142,756
Taxes on income                                     47,384              48,990              47,536
---------------------------------------------------------------------------------------------------
Net income                                     $   112,311         $   109,224         $    95,220
---------------------------------------------------------------------------------------------------
Basic earnings per share                       $      2.90         $      2.86         $      2.52
Diluted earnings per share                     $      2.86         $      2.83         $      2.47
Cash dividends per share                       $       .66         $       .58         $       .51
Average common shares outstanding                   38,752              38,203              37,857
Average shares, assuming dilution                   39,280              38,633              38,525
Net income as a percent of revenues                    5.9%                6.2%                5.9%
Average number of employees                         16,927              15,986              13,980
Identifiable assets
  Commercial                                   $   683,188         $   513,217         $   451,389
  Medical                                      $   442,648         $   424,183         $   388,430
  Aerospace                                    $   405,315         $   360,123         $   332,109
Capital expenditures
  Commercial                                   $    40,768         $    35,528         $    43,623
  Medical                                      $    20,688         $    19,592         $    17,751
  Aerospace                                    $    35,681         $    24,815         $    33,523
Depreciation and amortization
  Commercial                                   $    37,825         $    28,359         $    24,875
  Medical                                      $    27,025         $    24,748         $    20,574
  Aerospace                                    $    26,720         $    23,435         $    21,132

Long-term borrowings                           $   228,180         $   220,557         $   246,191
Shareholders' equity                           $   778,143         $   690,422         $   602,564

Book value per share                           $     19.99         $     18.01         $     15.85

Return on average shareholders' equity                15.3%               16.9%               16.7%
---------------------------------------------------------------------------------------------------

Page 24 [TELEFLEX LOGO]

    1998              1997          1996             1995            1994               1993            1992             1991
-------------------------------------------------------------------------------------------------------------------------------
                            (Dollars and shares in thousands, except per share and employee data)
$  649,644       $  497,366     $  422,443       $  403,637       $  356,708       $  284,106       $  210,464       $  168,598
   338,305          323,114        307,555          293,341          253,020          180,623          179,376          130,540
   449,629          325,293        201,185          215,711          202,944          202,067          177,292          180,399
        --               --             --               --               --               --            3,206            3,472
-------------------------------------------------------------------------------------------------------------------------------
$1,437,578       $1,145,773     $  931,183       $  912,689       $  812,672       $  666,796       $  570,338       $  483,009
-------------------------------------------------------------------------------------------------------------------------------

$   62,010       $   61,562     $   57,849       $   59,719       $   53,324       $   37,794       $   25,754       $   19,996
    41,879           35,466         34,630           30,237           32,386           21,486           25,463           19,900
    55,163           38,787         21,007           12,683            5,367           14,906           16,100           21,722
-------------------------------------------------------------------------------------------------------------------------------
   159,052          135,815        113,486          102,639           91,077           74,186           67,317           61,618
    17,054           14,435         13,876           18,632           18,361           14,466           15,482           13,765
    17,238           14,975         12,831           10,407            9,725            7,410            3,185            2,519
-------------------------------------------------------------------------------------------------------------------------------
   124,760          106,405         86,779           73,600           62,991           52,310           48,650           45,334
    42,210           36,333         29,617           24,730           21,795           18,624           16,638           15,527
-------------------------------------------------------------------------------------------------------------------------------
$   82,550       $   70,072     $   57,162       $   48,870       $   41,196       $   33,686       $   32,012(b)    $   29,807
-------------------------------------------------------------------------------------------------------------------------------
$     2.21       $     1.91     $     1.61       $     1.40       $     1.20       $      .99       $      .95(b)    $      .90
$     2.15       $     1.86     $     1.58       $     1.37       $     1.17       $      .98       $      .93(b)    $      .88
$      .45       $      .39     $      .34       $      .30       $      .26       $      .23       $      .21       $      .20
    37,347           36,759         35,482           34,885           34,373           33,958           33,557           33,062
    38,425           37,661         36,197           35,574           35,061           34,533           34,264           33,701
       5.7%             6.1%           6.1%             5.4%             5.1%             5.1%             5.6%             6.2%
    12,603           10,830          9,373            9,553            8,740            7,920            6,920            6,160

$  405,347       $  351,345     $  227,594       $  201,808       $  184,971       $  158,206       $  142,041       $  101,187
$  361,282       $  333,698     $  320,699       $  331,349       $  311,547       $  266,239       $  206,562       $  194,609
$  324,532       $  276,708     $  194,305       $  183,636       $  188,348       $  202,130       $  142,523       $  141,104

$   26,243       $   22,570     $   12,821       $   15,445       $   13,489       $    7,967       $    7,386       $    7,505
$   13,943       $   10,611     $   10,421       $   12,107       $    7,029       $    7,361       $    5,316       $    7,138
$   28,561       $   40,992     $   16,767       $    2,794       $    4,538       $    8,865       $    6,384       $    5,585

$   23,353       $   14,335     $   11,907       $   11,446       $    9,930       $    9,251       $    6,262       $    5,633
$   18,044       $   18,459     $   16,267       $   15,087       $   11,694       $    8,030       $    6,505       $    4,725
$   17,852       $   14,440     $    9,827       $   10,471       $   10,771       $   10,176       $    8,002       $    7,366

$  275,581       $  237,562     $  195,945       $  196,844       $  190,499       $  183,504       $  134,600       $  119,370
$  534,450       $  463,753     $  409,176       $  355,364       $  309,024       $  269,790       $  240,467       $  211,702

$    14.21       $    12.49     $    11.30       $    10.13       $     8.94       $     7.90       $     7.12       $     6.37

      16.5%            16.1%          15.0%            14.7%            14.2%            13.2%            14.2%            14.9%
-------------------------------------------------------------------------------------------------------------------------------

(a) Beginning in 1993, other income, which was insignificant, has been reclassified as an offset to interest expense and corporate expenses.

(b) Excludes an increase in net income of $860, or $.03 per share as a result of a change in accounting for income taxes.

                                                  Teleflex Annual Report Page 25

2001 FINANCIAL REVIEW

CRITICAL ACCOUNTING POLICIES

Accounting policies that management believes are most critical to the company's financial condition and operating results pertain to the valuation of accounts receivable, inventory, goodwill and revenue recognition. In developing estimates management considered available information and used judgment.

OVERVIEW

The company's major financial objectives are to achieve a 15% to 20% average annual growth rate in revenues and net income, to generate a 20% return on average shareholders' equity and to pay dividends of 20% of trailing twelve months' earnings. Over the last five years revenues and net income have grown at a compounded rate of 15% and 14%, respectively. Return on average shareholders' equity declined to 15.3% in 2001 from 16.9% in 2000 after seven consecutive years of improvement. Over the past five years, dividends paid have increased at a compounded rate of 14% and in 2001 the annualized quarterly dividend rate was increased 13% to 68 cents per share.




                              [REVENUES BAR GRAPH]

   The company is committed to maintaining a balance among its three segments:
Commercial, Medical, and Aerospace. Balance among the three segments reduces the company's risk of changes in the business cycle of any one segment, thus enabling the company to consistently achieve its growth objectives. Diversification gives the company the opportunity to invest in all stages of a segment's market cycle and provides a broader base of markets in which to grow. The company also diversifies within each segment by entering into new geographic areas and different sectors within a market and by extending products to additional markets. As a result, despite cyclical downturns within each of the segments, the company's total operating profit has continued to increase.

   The company intends to achieve its growth objectives through a combination of core growth, development of new products and new markets for existing products, and acquisitions. Over the past five years, the company's core growth has accounted for approximately one-third of its overall growth. During the same time, the company has invested more than $400 million for acquisitions. These acquisitions fit strategically within the company's businesses and bring new technologies, capabilities and market opportunities that will supplement future core growth. During 2000 and 2001, the company purchased twenty businesses with annualized sales of approximately $300 million, $201 million of which is included in 2001 revenues. Acquisitions, while adding initially to revenues, may not contribute proportionately to earnings in the early years. In these years, earnings generally are reduced by up-front costs such as interest, depreciation and amortization, and, in many instances, the expenses of integrating a newly acquired business into an existing operation. Additionally, many of the acquisitions include new technologies and products that require incremental investment to enhance their growth prospects.

     The company has maintained a conservative capital structure with total debt ranging from 30% to 40% of total capitalization. This provides the flexibility to increase borrowings should growth opportunities arise. Under these circumstances, it is conceivable that debt for a period of time may be in the range of 50% of total capitalization. The use of debt financing enables the company to maintain a lower cost of capital thus further enhancing value for shareholders. The company finances non-domestic operations primarily in their local currencies, thus reducing exposure to exchange rate fluctuations.

     Historically, operations have generated sufficient cash flow to finance the company's core growth while borrowings have been incurred largely to finance acquisitions. Over the past five years, cash flow from operations has totaled over $700 million. This operating cash flow is reinvested in the company's core businesses, provides for the payment of dividends and enables the company to continue to upgrade and expand its plant and equipment. The company, while not particularly capital intensive, has spent approximately 5% of sales annually on plant and equipment.

RESULTS OF OPERATIONS
2001 VS. 2000:

Revenues increased 8% in 2001 to $1.90 billion from $1.76 billion in 2000 due to gains in each of the company's three segments. An increase in sales from acquisitions was offset by declines from core sales, the impact of currency exchange rates and product line dispositions. Core sales declined because of weakness in the automotive and pleasure marine markets and, after the events of September 11, in the aerospace market. Non-domestic operations comprised 40% of the company's revenues and gained 11% over 2000 from acquisitions and core sales, despite a decline from currency exchange rates. For 2001, the Commercial, Medical and Aerospace segments comprised 48%, 22% and 30% of the company's net sales, respectively.

   In 2001, gross profit margin increased slightly resulting from gains in the Aerospace and Medical segments, which more than offset a decline in the Commercial Segment. Selling, engineering and administrative expenses as a percentage of sales increased in 2001 as a reduction in the Medical Segment was more than offset by increases in the Commercial and Aerospace segments.

   Operating profit increased 5% in 2001 to $206.8 million from $196.5 million in 2000. The increase was due to gains in the Medical and Aerospace segments which compensated for a decline in the Commercial Segment. Operating margin declined to 10.9% from

Page 26 [TELEFLEX LOGO]

11.1% as an increase in Medical was offset by declines in Commercial and Aerospace. Expenses associated with the company's cost reduction programs contributed to the decline in operating margin. For 2001 the Commercial, Medical and Aerospace segments represented 41%, 30% and 29% of the company's operating profit, respectively.

   Interest expense increased as a result of additional borrowings incurred to finance acquisitions offset by lower interest rates. Interest expense as a percentage of sales increased to 1.5% in 2001 from 1.2% in 2000. The effective income tax rate declined to 29.7% in 2001 from 31.0% in 2000 because a higher proportion of income was earned in countries with relatively lower tax rates, including tax holidays.

   Net income in 2001 increased 3% to $112.3 million while diluted earnings per share increased 1% to $2.86. Basic earnings per share increased 1% to $2.90.



                              [NET INCOME BAR GRAPH]

     The Financial Accounting Standards Board approved Statement of Financial Accounting Standard (SFAS) No. 141, "Business Combinations" and No. 142, "Goodwill and Other Intangible Assets." SFAS No. 141 requires business combinations to be accounted for using the purchase method of accounting. SFAS No. 142 requires goodwill and other intangible assets to be subject to an annual determination of their continuing value (an impairment test) rather than be amortized annually. While the company is still analyzing the effects of SFAS No. 142, it is not expected to record an impairment loss upon initial adoption in the first quarter of 2002. The amortization expense for goodwill that will cease in 2002 will contribute $14 million to operating profit, or, 24 cents per diluted share.

2000 VS. 1999:

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

   Operating profit increased 10% to $196.5 million from $178.3 million as all three segments gained. Operating margin remained at 11.1% resulting from a higher Medical Segment offsetting a lower Aerospace Segment while the Commercial Segment remained flat. The Commercial, Medical and Aerospace segments represented 44%, 29%, and 27% of the company's operating profit, respectively.

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

COMMERCIAL SEGMENT

The Commercial Segment designs and manufactures proprietary mechanical and electrical controls for the automotive market; mechanical, electronic and hydraulic controls, and electronic products for the pleasure marine market; and proprietary products for fluid transfer and industrial applications.

   Products in the Commercial Segment generally are produced in higher unit volume than those of the company's other two segments. They are manufactured for broad distribution as well as custom fabricated to meet individual customer needs. For the most part consumer spending patterns influence the market trends for these products.

2001 VS. 2000:

Sales in the Commercial Segment increased 6% in 2001 to $908.2 million from $860.2 million in 2000. This Segment's overall increase in sales resulted from acquisitions, as core volume was lower from the recession-driven weakness in the automotive and marine markets. An increase in sales of the Marine and Industrial product lines offset a decline in the Automotive product line. The gain in Marine resulted from the acquisition of Morse Controls, which offset a decline in core sales from lower consumer demand in the marine market. The increase in the Industrial product line resulted from an acquisition of a manufacturer of fluid handling systems and from new applications for light-duty cables. The decline in the Automotive product line was the result of lower vehicle production and pricing pressures in the North American automotive industry, which was partially offset by increased sales of the adjustable pedal system.

                                                  Teleflex Annual Report Page 27

   Operating profit declined 4% in 2001 to $83.8 million from $86.9 million in 2000 and operating margin dropped to 9.2% from 10.1%. In Marine, an increase in operating profit resulted from the acquisition of Morse Controls while additional development expenses for integrated electronic engine systems and a new line of fishfinders reduced operating margin. In Industrial, operating profit and margin increased from the additional volume of light-duty cables. The decline in North American build rate reduced operating profit and margin in the Automotive product line.

     Total assets in this Segment grew as a result of acquisitions. Return on average assets decreased in 2001 to 14.0% from 18.0% in 2000 due to the lower operating profits in the Automotive product line.

                          [OPERATING PROFIT BAR CHART]

2000 VS. 1999:

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

   Products in the Medical Segment generally are required to meet exacting standards of performance and have long product life cycles. Economic influences on sales relate primarily to spending patterns in the worldwide medical devices and supply market.

2001 VS. 2000:

In 2001 Medical Segment sales increased 4% to $429.3 million from $411.8 million in 2000 as a result of gains in both product lines, Hospital Supply and Surgical Devices. Within Hospital Supply, core growth and acquisitions more than offset declines from the divestiture of two product lines and weaker foreign currencies. In Surgical Devices, an increase in closure systems core products, new products such as the Hem-o-lok clips and a gain in instrument management services compensated for a decline in instruments.

   Operating profit grew 11% in 2001 to $62.7 million from $56.5 million in 2000 and operating margin increased to 14.6% from 13.7%. In Hospital Supply increased sales volume contributed to the gain in operating profit and margin. The disposition of two lower-margin product lines, the addition of direct distribution in Europe and the elimination of a distribution site also improved operating margin. In Surgical Devices the gains were due primarily to increased volume of closure products.

   Assets increased in 2001 as a result of the acquisitions, which offset the negative effects of currency translation. Return on average assets increased to 14.5% from 13.9% due to the higher operating profit combined with a relatively smaller increase in the asset base.

2000 VS. 1999:

In 2000, Medical Segment sales increased by 11% to $411.8 million from $372.3 million in 1999 resulting from gains in both the Hospital Supply and Surgical Devices product lines. Excluding a decline in currency exchange rates, sales would have gained another 6%. The increase in the Hospital Supply product line resulted from core growth and the acquisition of a manufacturer of urological products and an Italian distributor. Within the Surgical Devices product line, growth from sales of new closure and instrument products resulted in the sales increase.

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

Page 28 [TELEFLEX LOGO]

Assets increased due to the acquisitions and additional capital expenditures within Surgical Devices related to instrument management services. Return on average assets increased to 13.9% in 2000 from 13.2% in 1999 resulting from the gain in operating profit, which more than offset the increase in assets.

                        [CAPITAL EXPENDITURES BAR CHART]

AEROSPACE SEGMENT

The Aerospace Segment serves the commercial aerospace, industrial turbo-machinery markets and, to a lesser extent, the military market. Its businesses design and manufacture cargo handling systems and containers for aviation; provide surface treatments, repair services and manufactured components for users of both flight and ground-based turbine engines. Sales are both to original equipment manufacturers (OEMs) and to the aftermarket.

   These products and services, many of which are proprietary, require a high degree of engineering sophistication, and are often custom-designed. Economic influences on these products and services relate primarily to spending patterns in the worldwide aerospace industry and to demand for power generation.

2001 VS. 2000:

Sales in the Aerospace Segment grew 15% in 2001 to $567.5 million from $492.5 million in the prior year. Sales increases in cargo handling systems from both wide and narrow body products, in industrial gas turbine (IGT) services from an acquisition and a strong market, and in repair services, offset a decline in manufactured components. A portion of the Aerospace Segment's sales were negatively impacted in the fourth quarter by September 11, particularly repair services that are dependent on airline flight hours.

   Operating profit increased 14% in 2001 to $60.3 million from $53.1 million in 2000 while operating margin decreased to 10.6% from 10.8%. The higher operating profit is the result of the additional volumes in cargo handling systems, repair services and IGT services. The lower operating margin resulted from the sharp decline in fourth quarter volume, particularly in repair services; additional expenses associated with the start up of several IGT services facilities and, lower margins of acquired businesses.

   Assets increased in 2001 from the start up of several IGT facilities, from acquisitions and from inventory in the cargo handling systems product line related to volume. Return on average assets increased to 15.8% in 2001 from 15.3% in 2000 due to the gain in operating profit.

2000 VS. 1999:

Sales in the Aerospace Segment increased 5% in 2000 to $492.5 million from $471.1 million in 1999. Sales increases in cargo handling systems due to increased market share, in IGT services due to a strong market and in repair services offset a decline in manufactured components. The acquisition of a manufacturer of containers for aircraft added to the growth in cargo handling systems and the purchase of an engineering services firm contributed to the increase in IGT services. The decline in the build rate for aircraft resulted in reduced manufactured component sales.

   Operating profit increased slightly to $53.1 million in 2000 from $52.9 million in 1999 while operating margin declined to 10.8% in 2000 from 11.2% in 1999. Operating profit gains due to the sales increases in cargo handling systems, IGT services and repair services offset a decline from manufactured components. Expenses associated with the combination of facilities in both cargo handling systems and IGT services and the closing of two component manufacturing plants lowered operating margin in 2000.

   The increase in assets in 2000 was due to the acquisitions. Return on average assets declined to 15.3% from 16.1% due to lower component manufacturing operating profit and a reduced return from acquisitions.

LIQUIDITY, MARKET RISK AND CAPITAL RESOURCES

Cash flows from operating activities were $188.3 million compared to $189.4 million in 2000 and $134.1 million in 1999. In 2001 higher net income and depreciation and amortization were offset by additional working capital requirements, primarily related to the timing of accounts payable. Both accounts receivable and inventories have increased relative to sales in 2001. Accounts receivable collections were hampered by the recession-related weakness in Commercial Segment markets and the slow down in the aerospace market while inventories were increased in part from the integration of Morse Controls. In 2000 the increase resulted from higher net income and depreciation and amortization and from improvements in working capital. In addition to the cash generated from operations the company has approximately $130 million in committed and $120 million in uncommitted unused lines of credit. The availability of the lines of credit is dependent upon the company maintaining its strong financial condition including its continued compliance with bank covenants.


                             [DIVIDENDS PER SHARE BAR CHART]


                                                  Teleflex Annual Report Page 29

Various senior note agreements provide for the maintenance of certain financial ratios and limit the repurchase of the company's stock and payment of cash dividends. Under the most restrictive of these provisions, $204 million of retained earnings was available for dividends at December 30, 2001. For 2001 total borrowings increased $102 million as the financing of the Morse Controls acquisition was partially offset by declines from currency exchange rates and by scheduled repayments.


                     [CASH FLOW FROM OPERATIONS BAR CHART]

Total debt to total capitalization increased from 33% to 36% as a result of the additional borrowings. Approximately 50% of the company's total borrowings of $440 million are denominated in currencies other than the U.S. dollar, principally the Euro, providing a natural hedge against fluctuations in the value of non-domestic assets. For 2000, total borrowings for the company decreased $6 million and total debt to total capitalization declined from 36% to 33%. The declines were the result of repayments and currency exchange rate changes offset by additional borrowings to finance acquisitions.

     Contractual obligations at December 30, 2001 are summarized as follows:


                                      Payments Due by Period

                                 Less than      1-3         4-5         After
                    Total        1 year         years       years      5 years
--------------------------------------------------------------------------------
Long-term
borrowings          $270           $42          $133         $65        $30
--------------------------------------------------------------------------------
Operating lease
obligations         $166           $35          $ 54         $41        $36

   In summary, the company's financial condition remains strong. The company believes that its cash flows from operations and the ability to access additional funds through the credit facilities will enable it to fund its operating requirements, capital expenditures and additional acquisition opportunities.

CONTINGENCIES AND ENVIRONMENTAL MATTERS

The company is subject to numerous federal, state and local environmental laws and regulations including the Resource Conservation and Recovery Act, Comprehensive Environmental Response, Compensation and Liability Act, the Clean Air Act, and the Clean Water Act. Environmental programs are in place throughout the company including training, auditing and monitoring to ensure compliance with such laws and regulations. The company has been named as a Potentially Responsible Party by the Environmental Protection Agency at various sites throughout the country. Environmental costs, including liabilities associated with such sites, and the costs of complying with existing environmental regulations are not expected to result in a liability material to the company's consolidated financial position or results of operations.

     The company is a party to lawsuits and claims arising out of the normal course of business. In the opinion of management, there are no pending claims or litigation the outcome of which would have a material effect on the company's consolidated financial position or results of operations.

                         [CAPITALIZATION BAR CHART]

Page 30 [TELEFLEX LOGO]

Teleflex Incorporated and Subsidiaries

INVESTOR INFORMATION

ANNUAL MEETING

The Annual Meeting of shareholders will take place on April 26, 2002 at the:


Jefferson House Restaurant (in the Ballroom)
2519 DeKalb Pike (Rte. 202)
Norristown, Pennsylvania


The meeting will convene at 10:00 a.m. All shareholders are cordially invited to attend.

[TFX LISTED NYSE LOGO]

MARKET AND OWNERSHIP OF COMMON STOCK


New York Stock Exchange Trading Symbol: TFX
As of December 30, 2001, the company's fiscal year end, the approximate number of shareholders of record was 1,186.

INVESTOR RELATIONS

Investors, analysts and others seeking information about the company should contact:

Janine Dusossoit
Vice President, Investor Relations
(610) 834-6301


Financial and product information about Teleflex may be obtained on the company's Web site at www.teleflex.com.

A copy of the Annual Report as filed with the Securities and Exchange Commission on Form 10-K and interim reports on Form 10-Q can be accessed on the company's Web site or can be mailed upon request to:

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

   Shareholders may have dividends deposited directly into their savings or checking account.

   Teleflex Incorporated offers a dividend reinvestment and direct stock purchase and sale plan. Contact American Stock Transfer & Trust Company for further information.

PRICE RANGE AND DIVIDENDS OF COMMON STOCK

2001                             High         Low        Last      Dividends
--------------------------------------------------------------------------------
First Quarter                    $44.81      $38.38      $40.95      $ 0.15
Second Quarter                   $50.99      $39.80      $44.00      $ 0.17
Third Quarter                    $50.31      $34.00      $37.39      $ 0.17
Fourth Quarter                   $47.70      $37.10      $47.70      $ 0.17

2000                             High         Low        Last      Dividends
--------------------------------------------------------------------------------
First Quarter                     $36.13      $26.13      $35.50      $ 0.13
Second Quarter                    $38.94      $32.94      $35.75      $ 0.15
Third Quarter                     $39.50      $32.88      $34.38      $ 0.15
Fourth Quarter                    $45.38      $31.81      $44.19      $ 0.15




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


                                                  Teleflex Annual Report Page 31