Form 10-K, Exhibit 13
period 2002-12-29
TELEFLEX INC
filed 2003-03-24
CIK 96943

                                                                               .
                                                                               .
                                                                               .
Teleflex Incorporated and Subsidiaries                               EXHIBIT 13

CONSOLIDATED STATEMENT OF INCOME

                                                                        Year ended
----------------------------------------------------------------------------------------------------
                                                      DECEMBER 29,      December 30,     December 31,
                                                             2002              2001             2000
----------------------------------------------------------------------------------------------------
                                                         (Dollars in thousands, except per share)
REVENUES                                              $ 2,076,229       $ 1,905,004      $ 1,764,482
----------------------------------------------------------------------------------------------------
COSTS AND EXPENSES
Materials, labor and other product costs                1,523,779         1,369,713        1,274,203
Selling, engineering and administrative expenses          365,024           347,131          311,278
Interest expense, net                                      25,023            28,465           20,787
Non-operating gains                                       (10,085)               --               --
----------------------------------------------------------------------------------------------------
                                                        1,903,741         1,745,309        1,606,268
----------------------------------------------------------------------------------------------------
Income before taxes                                       172,488           159,695          158,214
Taxes on income                                            47,222            47,384           48,990
----------------------------------------------------------------------------------------------------
NET INCOME                                            $   125,266       $   112,311      $   109,224
----------------------------------------------------------------------------------------------------
EARNINGS PER SHARE
    Basic                                             $      3.19       $      2.90      $      2.86
    Diluted                                           $      3.15       $      2.86      $      2.83
----------------------------------------------------------------------------------------------------

The accompanying notes are an integral part of the consolidated financial statements.

Teleflex Incorporated and Subsidiaries

CONSOLIDATED BALANCE SHEET


                                                                               Year ended
--------------------------------------------------------------------------------------------------
                                                                      DECEMBER 29,     December 30,
                                                                             2002             2001
--------------------------------------------------------------------------------------------------
                                                                         (Dollars in thousands)
ASSETS
Current assets
    Cash and cash equivalents                                         $    44,494      $    46,900
    Accounts receivable, less allowance for doubtful
      accounts, 2002 - $10,059; 2001 - $9,004                             401,888          363,674
    Inventories                                                           365,535          308,775
    Prepaid expenses                                                       25,978           28,128
--------------------------------------------------------------------------------------------------
        Total current assets                                              837,895          747,477
--------------------------------------------------------------------------------------------------
Plant assets
    Land and buildings                                                    230,261          204,915
    Machinery and equipment                                               856,793          774,796
--------------------------------------------------------------------------------------------------
                                                                        1,087,054          979,711
    Less accumulated depreciation                                         482,813          414,016
 --------------------------------------------------------------------------------------------------
       Net plant assets                                                   604,241          565,695
Goodwill                                                                  257,999          223,911
Intangibles and other assets                                               68,810           56,444
Investments in affiliates                                                  44,439           41,493
--------------------------------------------------------------------------------------------------
                                                                      $ 1,813,384      $ 1,635,020
--------------------------------------------------------------------------------------------------
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
    Notes payable                                                     $   148,254      $   170,257
    Current portion of long-term borrowings                                34,522           41,865
    Accounts payable                                                      141,786          122,518
    Accrued expenses                                                      135,152          129,287
    Income taxes payable                                                   38,769           31,499
--------------------------------------------------------------------------------------------------
        Total current liabilities                                         498,483          495,426
Long-term borrowings                                                      240,123          228,180
Deferred income taxes and other                                           162,497          133,271
--------------------------------------------------------------------------------------------------
        Total liabilities                                                 901,103          856,877
--------------------------------------------------------------------------------------------------
Shareholders' equity
    Common shares, $1 par value
      Issued: 2002 - 39,398,036 shares; 2001 - 38,932,948 shares           39,398           38,933
    Additional paid-in capital                                            112,243           96,143
    Retained earnings                                                     786,674          689,269
    Accumulated other comprehensive income                                (26,034)         (46,202)
--------------------------------------------------------------------------------------------------
        Total shareholders' equity                                        912,281          778,143
--------------------------------------------------------------------------------------------------
                                                                      $ 1,813,384      $ 1,635,020
--------------------------------------------------------------------------------------------------

The accompanying notes are an integral part of the consolidated financial statements.

Teleflex Incorporated and Subsidiaries

CONSOLIDATED STATEMENT OF CASH FLOWS

                                                                              Year ended
-----------------------------------------------------------------------------------------------------------
                                                            DECEMBER 29,      December 30,      December 31,
                                                                   2002              2001              2000
-----------------------------------------------------------------------------------------------------------
                                                                        (Dollars in thousands)
CASH FLOWS FROM OPERATING ACTIVITIES
Net income                                                  $   125,266       $   112,311       $   109,224
Adjustments to reconcile net income to cash flows
      from operating activities:
    Depreciation expense                                         89,435            74,382            62,728
    Amortization expense                                          5,682            18,019            14,689
    Deferred income taxes                                         7,281             9,682             8,972
    (Increase) decrease in accounts receivable                  (14,805)            3,287            (6,620)
    (Increase) in inventories                                   (25,250)          (14,621)          (18,150)
    Decrease (increase) in prepaid expenses                       3,138            (4,563)            1,030
    Increase (decrease) in accounts payable
      and accrued expenses                                        4,444            (9,497)           15,297
    Increase (decrease) in income taxes payable                   5,394              (743)            2,245
-----------------------------------------------------------------------------------------------------------
                                                                200,585           188,257           189,415
-----------------------------------------------------------------------------------------------------------
CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from long-term borrowings                               53,000            75,000            46,390
Reduction in long-term borrowings                               (35,040)          (46,304)          (64,706)
(Decrease) increase in notes payable and
    current borrowings                                          (74,167)           74,531            13,902
Proceeds from stock compensation plans                            9,846             8,228             5,258
Dividends                                                       (27,861)          (25,586)          (22,163)
-----------------------------------------------------------------------------------------------------------
                                                                (74,222)           85,869           (21,319)
-----------------------------------------------------------------------------------------------------------
CASH FLOWS FROM INVESTING ACTIVITIES
Expenditures for plant assets                                   (87,163)          (97,744)          (80,652)
Payments for businesses acquired                                (57,229)         (170,700)          (87,846)
Proceeds from sale of businesses and assets                      11,419                --            17,812
Investments in affiliates                                          (219)             (766)           (4,423)
Other                                                             4,423            (3,155)            3,112
-----------------------------------------------------------------------------------------------------------
                                                               (128,769)         (272,365)         (151,997)
-----------------------------------------------------------------------------------------------------------
NET (DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS             (2,406)            1,761            16,099
Cash and cash equivalents at the beginning of the year           46,900            45,139            29,040
-----------------------------------------------------------------------------------------------------------
Cash and cash equivalents at the end of the year            $    44,494       $    46,900       $    45,139
-----------------------------------------------------------------------------------------------------------

The accompanying notes are an integral part of the consolidated financial statements.

Teleflex Incorporated and Subsidiaries

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY


                                                                        Year ended
-----------------------------------------------------------------------------------------------------
                                                      DECEMBER 29,      December 30,      December 31,
                                                             2002              2001              2000
-----------------------------------------------------------------------------------------------------
                                                         (Dollars in thousands, except per share)
COMMON SHARES
Balance, beginning of year                            $    38,933       $    38,344       $    38,019
Shares issued under compensation plans                        465               589               325
-----------------------------------------------------------------------------------------------------
Balance, end of year                                       39,398            38,933            38,344
-----------------------------------------------------------------------------------------------------
ADDITIONAL PAID-IN CAPITAL
Balance, beginning of year                                 96,143            79,546            73,786
Shares issued under compensation plans                     16,100            16,597             5,760
-----------------------------------------------------------------------------------------------------
Balance, end of year                                      112,243            96,143            79,546
-----------------------------------------------------------------------------------------------------
RETAINED EARNINGS
Balance, beginning of year                                689,269           602,544           515,483
Net income                                                125,266           112,311           109,224
Cash dividends                                            (27,861)          (25,586)          (22,163)
-----------------------------------------------------------------------------------------------------
Balance, end of year                                      786,674           689,269           602,544
-----------------------------------------------------------------------------------------------------
ACCUMULATED OTHER COMPREHENSIVE INCOME
Cumulative translation adjustment                         (16,808)          (44,404)          (30,012)
Financial instruments marked to market                     (3,622)           (1,798)               --
Minimum pension liability adjustment, net of tax           (5,604)               --                --
-----------------------------------------------------------------------------------------------------
Balance, end of year                                      (26,034)          (46,202)          (30,012)
-----------------------------------------------------------------------------------------------------
TOTAL SHAREHOLDERS' EQUITY                            $   912,281       $   778,143       $   690,422
-----------------------------------------------------------------------------------------------------
CASH DIVIDENDS PER SHARE                              $       .71       $       .66       $       .58
-----------------------------------------------------------------------------------------------------

COMPREHENSIVE INCOME
Net income                                            $   125,266       $   112,311       $   109,224
Financial instruments marked to market                     (1,824)           (1,798)               --
Cumulative translation adjustment                          27,596           (14,392)           (9,137)
Minimum pension liability adjustment, net of tax           (5,604)               --                --
Unrealized holding gain on securities                          --                --             5,520
Reclassification for gain included in net income               --                --            (1,671)
-----------------------------------------------------------------------------------------------------
Total comprehensive income                            $   145,434       $    96,121       $   103,936
-----------------------------------------------------------------------------------------------------

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

      Cash and cash equivalents include funds invested in a variety of liquid short-term investments with an original maturity of three months or less.

      Inventories are stated principally at the lower of average cost or market and consist of the following:

                                                      2002                  2001
--------------------------------------------------------------------------------
Raw materials                                     $154,552              $133,364
Work-in-process                                     59,596                44,530
Finished goods                                     151,387               130,881
--------------------------------------------------------------------------------
                                                  $365,535              $308,775
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

      Intangible assets consisting of intellectual property, customer lists and distribution rights are being amortized over periods from 5 to 30 years with a weighted average amortization period of 12 years.

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

      Revenues are recognized when the earnings process is complete. This generally occurs when products are shipped in accordance with terms of agreements, title and risk of loss transfers to customers, collection is probable, and pricing is fixed or determinable.

ACQUISITIONS AND DISPOSITIONS

During 2002 and 2001, the company acquired various smaller businesses across several markets for cash of $47,229 and $35,700, respectively. In February 2001, the company acquired Morse Controls for $145,000 in cash, $10,000 of which was paid in 2002.

      For 2002 and 2001, liabilities of $30,981 and $45,945 were assumed in connection with the acquisitions. The assets, liabilities and operating results of these businesses are included in the company's financial statements from their dates of acquisition. Financial position and results of operation would not have been materially different had the acquisitions occurred at the beginning of the years acquired.

      In 2002, the company sold 50% of one of its investments. In addition, the company sold two minor non-core businesses and also received insurance proceeds resulting in a $10,085 gain, which is reported in the statement of income as non-operating gains.

GOODWILL AND OTHER INTANGIBLE ASSETS

Beginning in 2002, the company adopted Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets" (SFAS No. 142), which requires that goodwill no longer be amortized, but requires testing for impairment annually. Accordingly, the company discontinued the amortization of goodwill effective December 31, 2001. The company determined that goodwill impairment was not incurred in 2002.

      A reconciliation of previously reported net income and earnings per share to the amounts adjusted for the exclusion of goodwill amortization net of the related income tax effect is as follows:

                                                           2001             2000
--------------------------------------------------------------------------------
Reported net income                                 $   112,311      $   109,224
Add: Goodwill amortization, net of tax                    9,482            7,827
--------------------------------------------------------------------------------
Adjusted net income                                 $   121,793      $   117,051
--------------------------------------------------------------------------------
Basic earnings per share                            $      2.90      $      2.86
Add: Goodwill amortization, net of
    tax per basic share                             $       .24      $       .20
--------------------------------------------------------------------------------
Adjusted basic earnings per share                   $      3.14      $      3.06
--------------------------------------------------------------------------------
Diluted earnings per share                          $      2.86      $      2.83
Add: Goodwill amortization, net of
    tax per diluted share                                   .24              .20
--------------------------------------------------------------------------------
Adjusted diluted earnings per share                 $      3.10      $      3.03
--------------------------------------------------------------------------------

Changes in the carrying amount of goodwill for 2002 are as follows:

                             COMMERCIAL      MEDICAL     AEROSPACE       TOTAL
--------------------------------------------------------------------------------
December 30, 2001             $ 79,048      $120,551      $ 24,312      $223,911
Goodwill acquired               12,371        15,319         1,684        29,374
Translation adjustment           3,147         1,402           165         4,714
--------------------------------------------------------------------------------
December 29, 2002             $ 94,566      $137,272      $ 26,161      $257,999
--------------------------------------------------------------------------------

Teleflex Incorporated and Subsidiaries

(Dollars in thousands, except per share)

Intangible assets consist of the following at December 29, 2002:

                                                      GROSS
                                                    CARRYING         ACCUMULATED
                                                     AMOUNTS        AMORTIZATION
--------------------------------------------------------------------------------
Intellectual property                                $33,378             $ 6,211
Customer lists                                        21,000               1,580
Distribution rights                                   19,646               6,595

Amortization expense related to those intangible assets was $5,682 for 2002. Estimated annual amortization expense for each of the five succeeding years is as follows:

2003                   $ 6,387
2004                     6,060
2005                     5,260
2006                     4,551
2007                     4,150

BORROWINGS AND LEASES

                                                         2002              2001
--------------------------------------------------------------------------------
Senior notes at an average
  fixed rate of 6.6%, due in
  installments through 2012                         $ 118,500         $  76,000
Term loan notes, primarily
  Euro, at an average fixed
  rate of 5.4%, with an average
  maturity of two and one-half years                  133,791           159,198
Other debt, mortgage notes
  and capital lease obligations,
  at interest rates ranging
  from 3% to 8%                                        22,354            34,847
--------------------------------------------------------------------------------
                                                      274,645           270,045
Current portion of borrowings                         (34,522)          (41,865)
--------------------------------------------------------------------------------
                                                    $ 240,123         $ 228,180
--------------------------------------------------------------------------------

      The various senior note agreements provide for the maintenance of certain financial ratios and limit the repurchase of the company's stock and payment of cash dividends. Under the most restrictive of these provisions, $243,000 of retained earnings was available for dividends at December 29, 2002.

      Notes payable consists of demand loans due to banks of $70,106 at an average interest rate of 4.5%, loans under committed facilities of $45,325 at an average rate of 4.7% and a $32,823 loan secured by certain accounts receivable at an interest rate of 1.8%. In addition, the company has approximately $330,000 available under several interest rate alternatives in unused lines of credit.

      Interest expense in 2002, 2001 and 2000 did not differ materially from interest paid, nor did the carrying value of year end long-term borrowings differ materially from fair value.

      The aggregate amounts of debt, including capital leases, maturing in each of the four years after 2003 are as follows: 2004 - $86,488; 2005 - $49,525; 2006 - $23,316; 2007 - $7,625.

      The company has entered into certain operating leases which require minimum annual payments as follows: 2003 - $31,048; 2004 - $27,253; 2005 -
$22,026; 2006 - $17,626; 2007 - $12,018. The total rental expense for all operating leases was $36,347, $33,934 and $29,640 in 2002, 2001 and 2000,
respectively.

      The company warrants the reliability of its products under various arrangements with its customers. Warranty expense and settlements are approximately $5,000 in 2002 and the product warranty liability is $7,500 at December 29, 2002.

FINANCIAL INSTRUMENTS

The company uses forward rate contracts to manage currency transaction exposure and interest rate swaps for exposure to interest rate changes. All derivative financial instruments are recorded on the balance sheet at fair market value and subsequent changes in value are recognized in the statement of income or as part of comprehensive income. Approximately $1,343 of the amount in accumulated other comprehensive income would be reclassified as an expense to the statement of income during 2003 should foreign currency exchange rates and interest rates remain at December 29, 2002 levels.

The following table provides financial instruments activity included as part of accumulated other comprehensive income:

                                                          2002             2001
--------------------------------------------------------------------------------
Liability at beginning of year                         $(1,798)         $  (200)
Additions and revaluations                              (2,955)          (5,675)
Clearance of hedge results to income                     1,131            4,077
--------------------------------------------------------------------------------
Liability at end of year                               $(3,622)         $(1,798)
--------------------------------------------------------------------------------

SHAREHOLDERS' EQUITY AND STOCK COMPENSATION PLANS

The authorized capital of the company is comprised of 100,000,000 common shares, $1 par value, and 500,000 preference shares. No preference shares were outstanding during the last three years.

      Basic earnings per share is computed by dividing net income by the average number of common shares outstanding during the period. Diluted earnings per share is computed in the same manner except that the weighted average number of shares is increased for dilutive securities. The difference between basic and diluted weighted average common shares results from the assumption that dilutive stock options were exercised.

      The company has stock-based compensation plans that provide for the granting of incentive and non-qualified options to officers and key employees to purchase shares of common stock at the market price of the stock on the dates options are granted. Outstanding options generally are exercisable three to five years after the date of the grant and expire no more than ten years after the grant. No stock-based employee compensation cost related to stock options is reflected in net income. The following table illustrates the effect on net income and earnings per share if the company had applied the fair value recognition provisions of FASB Statement No. 123, "Accounting for Stock-Based Compensation," to stock-based employee compensation:

                                         2002            2001            2000
--------------------------------------------------------------------------------
Net income, as reported               $ 125,266       $ 112,311       $ 109,224
Deduct: Stock-based
  employee compensation
  expense using a fair
  value method                           (3,497)         (2,092)         (2,238)
--------------------------------------------------------------------------------
Pro forma net income                  $ 121,769       $ 110,219       $ 106,986
--------------------------------------------------------------------------------

Earnings per share:
Basic       As reported               $    3.19       $    2.90       $    2.86
            Pro forma                 $    3.10       $    2.84       $    2.80
Diluted     As reported               $    3.15       $    2.86       $    2.83
            Pro forma                 $    3.08       $    2.83       $    2.79
--------------------------------------------------------------------------------

The fair value for options granted in 2002, 2001 and 2000 was estimated at the date of grant using the Black-Scholes option pricing model with the following weighted-average assumptions:

                                               2002          2001          2000
--------------------------------------------------------------------------------
Risk-free interest rate                        4.0%          5.3%          6.5%
Expected life of option                    5.2 YRS.      7.5 yrs.      7.5 yrs
Expected dividend yield                        1.7%          2.0%          2.0%
Expected volatility                           29.0%         29.0%         28.0%
--------------------------------------------------------------------------------

Options exercisable and shares available for future grant at year end are:

                                       2002             2001             2000
--------------------------------------------------------------------------------
Options exercisable                   932,784          894,799        1,035,864
Weighted average option
  price per share of options
  exercisable                     $     32.25      $     28.85      $     25.13
Weighted average fair
  value of options granted
  during the year                 $     13.86      $     14.51      $     10.56
Shares available for grant          3,092,323        3,521,763        4,011,948
--------------------------------------------------------------------------------

A summary of the status and changes of shares subject to options outstanding and the related average prices per share follows:

                                                         SHARES          AVERAGE
                                                        SUBJECT     OPTION PRICE
                                                     TO OPTIONS        PER SHARE
--------------------------------------------------------------------------------
Outstanding December 31, 2000                         1,976,914       $    29.13
--------------------------------------------------------------------------------
Granted                                                 514,150       $    42.43
Exercised                                              (371,290)      $    22.01
Cancelled                                               (83,580)
--------------------------------------------------------------------------------
Outstanding December 30, 2001                         2,036,194       $    33.65
--------------------------------------------------------------------------------
Granted                                                 509,900       $    49.02
Exercised                                              (322,510)      $    29.66
Cancelled                                               (87,760)
--------------------------------------------------------------------------------
Outstanding December 29, 2002                         2,135,824       $    37.92
--------------------------------------------------------------------------------

The following table summarizes information about stock options outstanding at December 29, 2002:

--------------------------------------------------------------------------------
Range of exercise prices                 $14-$25         $26-$35         $36-$48
--------------------------------------------------------------------------------
Options outstanding                      283,449         481,615       1,370,760
Weighted-average
  remaining contractual life             2.5 yrs         6.3 yrs         8.3 yrs
Weighted-average
  exercise price of
  options outstanding                 $    20.26      $    29.63      $    44.48
Options exercisable                      283,449         265,445         383,890
Weighted-average
  exercise price of
  options exercisable                 $    20.26      $    30.75      $    42.14

Teleflex Incorporated and Subsidiaries

(Dollars in thousands, except per share)


INCOME TAXES

The provision for income taxes consists of the following:

                                      2002              2001              2000
--------------------------------------------------------------------------------
Current
    Federal                          $22,968           $25,415           $27,842
    State                              2,725             2,902             3,269
    Foreign                           14,248             9,385             8,907
Deferred                               7,281             9,682             8,972
--------------------------------------------------------------------------------
                                     $47,222           $47,384           $48,990
--------------------------------------------------------------------------------


      The deferred income taxes provided and the balance sheet amounts of $61,653 in 2002 and $60,785 in 2001 relate substantially to the methods of accounting for depreciation. Income taxes paid were $36,879, $36,170 and $36,961 in 2002, 2001 and 2000, respectively.

                                              2002          2001          2000
--------------------------------------------------------------------------------
Tax at U.S. statutory rate                    35.0%         35.0%         35.0%
State income taxes                             1.0           1.2           1.3
Foreign income taxes                          (4.5)         (4.6)         (3.9)
Export sales benefit                          (1.7)         (1.7)         (1.5)
Other                                         (2.4)          (.2)           .1
--------------------------------------------------------------------------------
Effective income tax rate                     27.4%         29.7%         31.0%
--------------------------------------------------------------------------------

      Other in the above table for 2002 includes a reduction in the effective tax rate from favorable tax settlements of $3,100.

PENSION AND OTHER POSTRETIREMENT BENEFITS

The company provides defined benefit pension and postretirement plans to eligible employees.

Net benefit cost consists of the following:

                                    Pension                   Other Benefits
--------------------------------------------------------------------------------
                                2002           2001           2002          2001
--------------------------------------------------------------------------------
Service cost                $  4,618       $  4,303       $    324      $    276
Interest cost                  8,330          7,648          1,584         1,095
Actual return                  5,347         (2,282)            --            --
Net amortization
    and deferral             (14,239)        (5,560)           612           357
Foreign plans                  1,215            933             --            --
--------------------------------------------------------------------------------
Net benefit cost            $  5,271       $  5,042       $  2,520      $  1,728
--------------------------------------------------------------------------------

Summarized information on the company's postretirement plans is as follows:

                                     Pension                 Other Benefits
--------------------------------------------------------------------------------
                                  2002          2001          2002          2001
--------------------------------------------------------------------------------
Benefit obligations,
    beginning of year        $ 108,054     $  98,505     $  22,790     $  16,418
Service cost                     4,618         4,303           324           276
Interest cost                    8,330         7,648         1,584         1,095
Amendments                         983           (70)       (1,100)         (752)
Actuarial loss (gain)           12,266        (3,122)        5,065         5,540
Acquisitions                     1,443         6,032            --         1,375
Currency translation             3,661          (831)           --            --
Benefits paid                   (5,880)       (5,344)       (1,683)       (1,162)
Foreign plans                    1,215           933            --            --
--------------------------------------------------------------------------------
Benefit obligations,
    end of year                134,690       108,054        26,980        22,790
--------------------------------------------------------------------------------
Fair value of plan
    assets, beginning
    of year                     94,229        84,694            --            --
Actual return                   (5,347)        2,282            --            --
Acquisitions                        --         9,484            --            --
Contributions                    2,961         2,771            --            --
Benefits paid                   (5,192)       (5,002)           --            --
--------------------------------------------------------------------------------
Fair value of plan
    assets, end of year         86,651        94,229            --            --
--------------------------------------------------------------------------------
Funded status                  (48,039)      (13,825)      (26,980)      (22,790)
Unrecognized transition
    (asset) obligation            (529)         (666)        4,184         4,603
Unrecognized net
    actuarial loss (gain)       20,098        (5,810)        9,663         5,202
Unrecognized prior
    service cost                 2,450         3,637           (55)          (85)
--------------------------------------------------------------------------------
Net amount recognized        $ (26,020)    $ (16,664)    $ (13,188)    $ (13,070)
--------------------------------------------------------------------------------

Amounts recognized
    in the consolidated
    balance sheet:
Accrued benefit liability    $ (37,911)    $ (16,664)    $ (13,188)    $ (13,070)
Intangible asset                 2,852            --            --            --
Accumulated other
    comprehensive income         9,039            --            --            --
--------------------------------------------------------------------------------
Net amount recognized        $ (26,020)    $ (16,664)    $ (13,188)    $ (13,070)
--------------------------------------------------------------------------------

Weighted average assumptions as of end of year:

                                              Pension           Other Benefits
--------------------------------------------------------------------------------
                                           2002       2001       2002      2001
--------------------------------------------------------------------------------
Discount rate                               7.0%       7.5%       7.0%      7.7%
Expected return on
  plan assets                              8.75%       9.0%        --        --
Rate of compensation
  increase                                  4.5%       5.0%        --        --

      The above assumptions are for U.S. plans only. Non-U.S. plans are primarily unfunded and reflect assumptions applicable to each country. The assumed health care trend rates used in determining other benefits are 7.5% decreasing gradually to 4.5% over four years. Increasing the trend rate by 1% would increase the benefit obligation by $2,127 and would increase the 2002 benefit expense by $214. Decreasing the trend rate by 1% would decrease the benefit obligation by $1,752 and would decrease the 2002 benefit expense by $168.

BUSINESS SEGMENTS AND OTHER INFORMATION

The company has determined that its reportable segments are Commercial, Medical and Aerospace. This assessment reflects the aggregation of businesses which have similar products and services, manufacturing processes, customers and distribution channels and is consistent with both internal management reporting and resource and budgetary allocations. Reference is made to page 26 (excluding book value per share and return on average shareholders' equity) for a summary of operations by business segment.

      A summary of revenues, identifiable assets and operating profit (adjusted to reflect the exclusion of goodwill amortization in 2001 and 2000) relating to the company's non-domestic operations, substantially European, and export sales is as follows:

                                          2002             2001             2000
--------------------------------------------------------------------------------
Revenues                              $907,790         $752,579         $675,787
Identifiable assets                   $781,358         $652,924         $580,756
Operating profit                      $ 90,547         $ 70,815         $ 63,270
Export sales                          $220,593         $234,800         $196,500
--------------------------------------------------------------------------------


REPORT OF INDEPENDENT                          [PRICEWATERHOUSECOOPERS LLP LOGO]
ACCOUNTANTS


To the Board of Directors and Shareholders
Teleflex Incorporated

In our opinion, the consolidated financial statements appearing on pages 17 through 25 of this Annual Report present fairly, in all material respects, the financial position of Teleflex Incorporated and its subsidiaries at December 29, 2002 and December 30, 2001 and the results of their operations and cash flows for each of the three years in the period ended December 29, 2002, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

      As described in the notes to the consolidated financial statements, the Company adopted Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets" on December 31, 2001.


/s/ PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP
Philadelphia, Pennsylvania
February 12, 2003

--------------------------------------------------------------------------------
QUARTERLY DATA (unaudited)
--------------------------------------------------------------------------------
2002                                FIRST       SECOND        THIRD       FOURTH
--------------------------------------------------------------------------------
Revenues                         $508,396     $546,306     $508,238     $513,289
Gross profit                      135,106      148,916      132,489      135,939
Net income                         30,418       33,536       26,280       35,032
Basic earnings per share              .78          .85          .67          .89
Diluted earnings per share            .77          .84          .66          .88

--------------------------------------------------------------------------------
2001                                First       Second        Third       Fourth
--------------------------------------------------------------------------------
Revenues                         $470,734     $503,004     $466,014     $465,252
Gross profit                      135,233      143,535      128,592      127,931
Net income                         29,981       31,061       22,102       29,167
Basic earnings per share              .78          .80          .57          .75
Diluted earnings per share            .77          .79          .56          .74

Teleflex Incorporated and Subsidiaries

SELECTED FINANCIAL AND BUSINESS SEGMENT DATA


                                                   2002              2001             2000
------------------------------------------------------------------------------------------
Revenues
    Commercial                              $ 1,085,497       $   908,183      $   860,201
    Medical                                     448,677           429,338          411,815
    Aerospace                                   542,055           567,483          492,466
    Other income                                     --                --               --
------------------------------------------------------------------------------------------
                                            $ 2,076,229       $ 1,905,004      $ 1,764,482
------------------------------------------------------------------------------------------
Operating profit(a)
    Commercial                              $    99,841       $    86,702      $    89,325
    Medical                                      72,313            71,177           64,105
    Aerospace                                    34,176            61,822           53,750
------------------------------------------------------------------------------------------
                                                206,330           219,701          207,180
Interest expense, net                            25,023            28,465           20,787
Corporate expenses, net of other income          18,904            18,640           17,508
Goodwill amortization expense (a)                    --            12,901           10,671
Non-operating gain                              (10,085)               --               --
------------------------------------------------------------------------------------------
Income before taxes                             172,488           159,695          158,214
Taxes on income                                  47,222            47,384           48,990
------------------------------------------------------------------------------------------
Net income                                  $   125,266       $   112,311      $   109,224
------------------------------------------------------------------------------------------
Basic earnings per share                    $      3.19       $      2.90      $      2.86
Diluted earnings per share                  $      3.15       $      2.86      $      2.83
Cash dividends per share                    $       .71       $       .66      $       .58
Average common shares outstanding                39,251            38,752           38,203
Average shares, assuming dilution                39,786            39,280           38,633
Net income as a percent of revenues                 6.0%              5.9%             6.2%
Average number of employees                      17,746            16,927           15,986
Identifiable assets
    Commercial                              $   769,399       $   683,188      $   513,217
    Medical                                 $   497,243       $   442,648      $   424,183
    Aerospace                               $   446,592       $   405,315      $   360,123
Capital expenditures
    Commercial                              $    43,220       $    40,768      $    35,528
    Medical                                 $    18,637       $    20,688      $    19,592
    Aerospace                               $    24,586       $    35,681      $    24,815
Depreciation and amortization(a)
    Commercial                              $    42,921       $    34,897      $    25,945
    Medical                                 $    22,951       $    18,537      $    17,126
    Aerospace                               $    27,533       $    25,235      $    22,800

Long-term borrowings                        $   240,123       $   228,180      $   220,557
Shareholders' equity                        $   912,281       $   778,143      $   690,422

Book value per share                        $     23.16       $     19.99      $     18.01

Return on average shareholders' equity             14.8%             15.3%            16.9%
------------------------------------------------------------------------------------------

(a) Goodwill amortization from 2001 and prior has been reclassified as a separate line item to facilitate comparison with 2002 results.

      1999            1998            1997            1996            1995            1994            1993            1992
--------------------------------------------------------------------------------------------------------------------------
                           (Dollars and shares in thousands, except per share and employee data)
$  757,720      $  649,644      $  497,366      $  422,443      $  403,637      $  356,708      $  284,106      $  210,464
   372,282         338,305         323,114         307,555         293,341         253,020         180,623         179,376
   471,067         449,629         325,293         201,185         215,711         202,944         202,067         177,292
        --              --              --              --              --              --              --           3,206
--------------------------------------------------------------------------------------------------------------------------
$1,601,069      $1,437,578      $1,145,773      $  931,183      $  912,689      $  812,672      $  666,796      $  570,338
--------------------------------------------------------------------------------------------------------------------------

$   77,543      $   63,402      $   62,020      $   58,045      $   59,874      $   53,483      $   37,951      $   25,828
    54,875          45,202          38,709          37,058          32,599          34,881          22,754          26,690
    53,174          55,203          38,787          21,028          12,722           5,394          14,929          16,124
--------------------------------------------------------------------------------------------------------------------------
   185,592         163,807         139,516         116,131         105,195          93,758          75,634          68,642
    17,732          17,054          14,435          13,876          18,632          18,361          14,466          15,482
    17,826          17,238          14,975          12,831          10,407           9,725           7,410           3,185
     7,278           4,755           3,701           2,645           2,556           2,681           1,448           1,325
        --              --              --              --              --              --              --              --
--------------------------------------------------------------------------------------------------------------------------
   142,756         124,760         106,405          86,779          73,600          62,991          52,310          48,650
    47,536          42,210          36,333          29,617          24,730          21,795          18,624          16,638
--------------------------------------------------------------------------------------------------------------------------
$   95,220      $   82,550      $   70,072      $   57,162      $   48,870      $   41,196      $   33,686      $   32,012
--------------------------------------------------------------------------------------------------------------------------
$     2.52      $     2.21      $     1.91      $     1.61      $     1.40      $     1.20      $      .99      $      .95
$     2.47      $     2.15      $     1.86      $     1.58      $     1.37      $     1.17      $      .98      $      .93
$      .51      $      .45      $      .39      $      .34      $      .30      $      .26      $      .23      $      .21
    37,857          37,347          36,759          35,482          34,885          34,373          33,958          33,557
    38,525          38,425          37,661          36,197          35,574          35,061          34,533          34,264
       5.9%            5.7%            6.1%            6.1%            5.4%            5.1%            5.1%            5.6%
    13,980          12,603          10,830           9,373           9,553           8,740           7,920           6,920


$  451,389      $  405,347      $  351,345      $  227,594      $  201,808      $  184,971      $  158,206      $  142,041
$  388,430      $  361,282      $  333,698      $  320,699      $  331,349      $  311,547      $  266,239      $  206,562
$  332,109      $  324,532      $  276,708      $  194,305      $  183,636      $  188,348      $  202,130      $  142,523

$   43,623      $   26,243      $   22,570      $   12,821      $   15,445      $   13,489      $    7,967      $    7,386
$   17,751      $   13,943      $   10,611      $   10,421      $   12,107      $    7,029      $    7,361      $    5,316
$   33,523      $   28,561      $   40,992      $   16,767      $    2,794      $    4,538      $    8,865      $    6,384

$   23,155      $   21,961      $   13,877      $   11,711      $   11,291      $    9,771      $    9,094      $    6,188
$   15,250      $   14,721      $   15,216      $   13,839      $   12,725      $    9,199      $    6,762      $    5,278
$   20,898      $   17,812      $   14,440      $    9,806      $   10,432      $   10,744      $   10,153      $    7,978

$  246,191      $  275,581      $  237,562      $  195,945      $  196,844      $  190,499      $  183,504      $  134,600
$  602,564      $  534,450      $  463,753      $  409,176      $  355,364      $  309,024      $  269,790      $  240,467

$    15.85      $    14.21      $    12.49      $    11.30      $    10.13      $     8.94      $     7.90      $     7.12

      16.7%           16.5%           16.1%           15.0%           14.7%           14.2%           13.2%           14.2%


--------------------------------------------------------------------------------------------------------------------------

2002 FINANCIAL REVIEW


CRITICAL ACCOUNTING POLICIES

Accounting policies that management believes are most critical to the company's financial condition and operating results pertain to the valuation of accounts receivable, inventory, goodwill and revenue recognition. In developing estimates management considered available information and used judgment.

OVERVIEW

The company's major financial objectives are to achieve a 15% to 20% average annual growth rate in revenues and net income, to generate a 20% return on average shareholders' equity and to pay dividends of 20% of trailing twelve months' earnings. Over the last five years revenues and net income have grown at a compounded rate of 13% and 12%, respectively. Return on average shareholders' equity declined to 14.8% in 2002 from 15.3% in 2001. Over the past five years, dividends paid per share have increased at a compounded rate of 13% and in 2002 the annualized quarterly dividend rate was increased 6% to 72 cents per share.

                                    REVENUES
                                  (IN MILLIONS)

                                  [BAR CHART]

      The company is committed to maintaining a balance among its three segments: Commercial, Medical, and Aerospace. Balance among the three segments reduces the company's risk of changes in the business cycle of any one segment, thus enabling the company to consistently achieve its growth objectives. Diversification gives the company the opportunity to invest in all stages of a segment's market cycle and provides a broader base of markets in which to grow. The company also diversifies within each segment by entering into new geographic areas and different sectors within a market and by extending products to additional markets. As a result, despite cyclical downturns within each of the segments, the company's total operating profit has, over time, continued to increase.

      The company intends to achieve its growth objectives through a combination of core growth, development of new products and new markets for existing products, and acquisitions. Over the past five years, the company's core growth has accounted for approximately one-third of its overall growth. During the same time, the company has invested more than $350 million for acquisitions. These acquisitions fit strategically within the company's businesses and bring new technologies, capabilities and market opportunities that will supplement future core growth. During 2001 and 2002, the company purchased fourteen businesses with annualized sales of approximately $300 million, $119 million of which contributed to revenue growth in 2002. Acquisitions, while adding initially to revenues, may not contribute proportionately to earnings in the early years. In these years, earnings generally are reduced by up-front costs such as interest, depreciation and amortization, and, in many instances, the expenses of integrating a newly acquired business into an existing operation. Additionally, many of the acquisitions include new technologies and products that require incremental investment to enhance their growth prospects.

      The company has maintained a conservative capital structure with total debt ranging from 30% to 40% of total capitalization. This provides the flexibility to increase borrowings should growth opportunities arise. Under these circumstances, it is conceivable that debt for a period of time may be as high as 50% of total capitalization. The use of debt financing enables the company to maintain a lower cost of capital thus further enhancing value for shareholders. The company finances non-domestic operations primarily in their local currencies, reducing exposure to exchange rate fluctuations.

      Historically, operations have generated sufficient cash flow to finance the company's core growth while borrowings have been incurred largely to finance acquisitions. Over the past five years cash flow from operations has totaled over $800 million. This operating cash flow is reinvested in the company's core businesses, provides for the payment of dividends and enables the company to continue to upgrade and expand its plant and equipment. The company, while not particularly capital intensive, has spent approximately 4% to 5% of sales annually on plant and equipment.

RESULTS OF OPERATIONS

Beginning in 2002, the company adopted Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets" (SFAS No. 142), which requires that goodwill no longer be amortized but requires testing for impairment. The company determined that a goodwill impairment was not incurred in 2002. For comparative purposes, 2001 goodwill amortization expense of $12.9 million (Commercial- $2.9 million, Medical - $8.5 million, Aerospace - $1.5 million) and 2000 goodwill amortization expense of $10.7 million (Commercial- $2.4 million, Medical - $7.6 million, Aerospace - $0.7 million) has been reclassified from operating profit to a corporate expense item. Discussion of operating profit and margin in this Financial Review reflects the reclassified amounts.

2002 VS. 2001:

Revenues increased 9% in 2002 to $2.08 billion from $1.90 billion resulting from gains in the Commercial and Medical segments, which offset a decline in the Aerospace Segment. Acquisitions, net of dispositions, accounted for two-thirds of the company's increase in revenue. Core operations and the impact of currency exchange rates provided the remainder of the revenue increase. Sales from non-domestic operations, which represented 44% of the company's revenues, increased 21% in 2002 from acquisitions, core growth, and in part from the company's shift of production to countries where the cost of manufacturing is lower. The Commercial, Medical and Aerospace segments accounted for 52%, 22% and 26% of the company's revenues, respectively.

      In 2002 the gross profit margin decreased to 26.6% of sales compared with 28.1% in 2001, as an improvement in the Commercial Segment was more than offset by a decline in the Aerospace and, to a lesser extent, the Medical Segment. Selling, engineering and administrative expenses (operating expenses) declined to 17.6% of sales in 2002 compared with 18.2% in 2001 because operating expenses in 2002 exclude the amortization of goodwill in accordance with SFAS No. 142. The company sold two minor non-core businesses and also received insurance proceeds resulting in a $10.1 million gain, or $0.16 per share reported in the statement of income as non-operating gains.

      Operating profit declined 6% to $206.3 million from $219.7 million as a decline in the Aerospace Segment more than offset increases in the Commercial and Medical segments. Operating margin declined from 11.5% to 9.9%, as all three segments were lower. Pricing pressures in several markets, the impact of cost reduction programs including plant closings and employee severance expenses, and the dilutive effect of acquisitions had a negative impact on operating margin. The Commercial, Medical and Aerospace segments represented 48%, 35% and 17% of the company's operating profit, respectively.

      Interest expense declined in 2002 due primarily to lower interest rates, and interest expense decreased to 1.2% of sales

                                   NET INCOME
                                  (IN MILLIONS)

                                  [BAR CHART]

from 1.5% in 2001. The effective income tax rate declined to 27.4% in 2002 from 29.7% in 2001. The reduction in the income tax rate includes a benefit of $3.1 million, or $0.08 per share, from favorable tax settlements. Excluding the effects of these settlements, the effective tax rate would have been 29.2%.

      Net income increased 12% in 2002 to $125.3 million from $112.3 million and diluted earnings per share increased 10% to $3.15 in 2002 from $2.86 per share in 2001. Adjusting for the elimination of goodwill amortization in 2001, net income and diluted earnings per share would have increased 3% and 2%, respectively.

2001 VS. 2000:

Revenues increased 8% in 2001 to $1.90 billion from $1.76 billion in 2000 due to gains in each of the company's three segments. An increase in sales from acquisitions was offset by declines from core sales, the impact of currency exchange rates and product line dispositions. Core sales declined because of weakness in the automotive and recreational marine markets and, after the events of September 11, in the aerospace market. Non-domestic operations comprised 40% of the company's revenues and gained 11% over 2000 from acquisitions and core sales, despite a decline from currency exchange rates. For 2001, the Commercial, Medical and Aerospace segments comprised 48%, 22% and 30% of the company's net sales, respectively.

      In 2001 gross profit margin increased slightly resulting from gains in the Aerospace and Medical segments, which more than offset a decline in the Commercial Segment. Operating expenses as a percentage of sales increased in 2001 as a reduction in the Medical Segment was more than offset by increases in the Commercial and Aerospace segments.

      Operating profit increased 6% in 2001 to $219.7 million from $207.2 million in 2000. The increase was due to gains in the Medical and Aerospace segments which compensated for a decline in the Commercial Segment. Operating margin declined to 11.5% from 11.7% as an increase in Medical was offset by a decline in Commercial. Expenses associated with the company's cost reduction programs contributed to the decline in operating margin. For 2001 the Commercial, Medical and Aerospace segments represented 40%, 32% and 28% of the company's operating profit, respectively.

      Interest expense increased as a result of additional borrowings incurred to finance acquisitions, offset by lower interest rates. Interest expense as a percentage of sales increased to 1.5% in 2001 from 1.2% in 2000. The effective income tax rate declined to 29.7% in 2001 from 31.0% in 2000 because a higher proportion of income was earned in countries with relatively lower tax rates, including tax holidays.

      Net income in 2001 increased 3% to $112.3 million while diluted earnings per share increased 1% to $2.86. Basic earnings per share increased 1% to $2.90.

COMMERCIAL SEGMENT

The Commercial Segment designs and manufactures proprietary mechanical and electrical controls for the automotive market; mechanical, electronic and hydraulic controls, and electronic products for the recreational marine market; and proprietary products for fluid transfer and industrial applications.

      Products in the Commercial Segment generally are produced in higher unit volume than those of the company's other two segments. They are manufactured for broad distribution as well as custom fabricated to meet individual customer needs. For the most part consumer spending patterns influence the market trends for these products.

2002 VS. 2001:

Sales in the Commercial Segment increased 20% to $1.09 billion in 2002 from $0.91 billion in 2001. All three product lines, Automotive, Marine and Industrial reported gains, with two-thirds of the improvement coming from acquisitions. Automotive sales increased from the acquisition of a Japanese cable manufacturer, additional adjustable pedal system volume, and new programs in Europe. Higher vehicle production in North America helped offset the effect of lower prices. In Marine, a stronger marine market in the niches served by the company led to higher original equipment manufacturers (OEM) and aftermarket volume. Sales of non-marine products such as auxiliary power units for locomotives and the modern burner unit also contributed to sales growth. The growth in Industrial resulted primarily from acquisitions as core growth in light-duty cables was offset by declines in alternative fuel system sales.

      Operating profit rose 15% in 2002 to $99.8 million from $86.7 million as all three product lines improved generally on the higher volume, while operating margin declined slightly from 9.5% in 2001 to 9.2 % in 2002. An increase in operating margin in the Marine product line was offset by declines in the Automotive and Industrial product lines. Within Automotive, operating profit was enhanced by gains in Europe and the

                                OPERATING PROFIT
                                  (IN MILLIONS)

                                  [BAR CHART]

adjustable pedal system; however, operating margin was lower primarily from price declines and plant shut down and curtailment costs and also from the dilutive impact of the acquisition. Marine gained in both operating profit and margin from the increase in sales and from the full year benefits of combining Morse Controls with existing Teleflex facilities. Within Industrial, operating profit increased from the acquisitions, which also lowered operating margin.

      Assets in this Segment increased from acquisitions in the Automotive and Industrial product lines, and from the impact of currency exchange rates. Return on average assets declined in 2002 to 13.7% from 14.5% in 2001 due to a lower return from the acquisitions.

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

      Operating profit declined 3% in 2001 to $86.7 million from $89.3 million in 2000 and operating margin dropped to 9.5% from 10.4%. In Marine, an increase in operating profit resulted from the acquisition of Morse Controls while additional development expenses for integrated electronic engine systems and a new line of fishfinders reduced operating margin. In Industrial, operating profit and margin increased from the additional volume of light-duty cables. The decline in North American build rate reduced operating profit and margin in the Automotive product line.

      Total assets in this Segment grew as a result of acquisitions. Return on average assets decreased in 2001 to 14.5% from 18.5% in 2000 due to the lower operating profits in the Automotive product line.

MEDICAL SEGMENT

The Medical Segment manufactures and distributes a broad range of invasive disposable and reusable devices for the urology, gastroenterology, anesthesiology and respiratory care markets worldwide. It also designs and manufactures a variety of specialty surgical products and provides instrument management services.

                              CAPITAL EXPENDITURES
                                  (IN MILLIONS)

                                  [BAR CHART]

      Products in the Medical Segment generally are required to meet exacting standards of performance and have long product life cycles. Economic influences on sales relate primarily to spending patterns in the worldwide medical devices and supply market.

2002 VS. 2001:

In 2002, Medical Segment sales increased 5% to $448.7 million from $429.3 million due to gains in both the Health Care Supply (formerly Hospital Supply) and Surgical Devices product lines. In Health Care Supply, sales growth in core products supplemented by a number of new products provided the increase, with the impact of currency exchange rates also adding to sales. Within the Surgical Devices product line, growth in sales of instruments and instrument management services as well as the acquisition of an orthopedic instrument manufacturer offset a decline in core closure products sales.

      Operating profit increased 2% in 2002 to $72.3 million from $71.2 million, while operating margin declined to 16.1% from 16.6%. The increase in operating profit is due primarily to the volume gains in Health Care Supply while Surgical Devices declined slightly, and the drop in operating margin resulted from declines in both product lines. Within Health Care Supply, operating margin declined due to sales from lower margin products. Within Surgical Devices, a change in product mix, severance expenses and expenses related to the closing of an instrument management services facility resulted in the operating margin decline.

      Assets increased due to the acquisition and from increases in currency exchange rates. Return on average assets declined from 16.4% to 15.4% as a result of the lower return from the acquisition.

2001 VS. 2000:

In 2001 Medical Segment sales increased 4% to $429.3 million from $411.8 million in 2000 as a result of gains in both product lines, Health Care Supply and Surgical Devices. Within Health Care Supply, core growth and acquisitions more than offset declines from the divestiture of two product lines and weaker foreign currencies. In Surgical Devices, an increase in closure systems core products, new products such as Hem-o-lok clips and a gain in instrument management services compensated for a decline in instruments.

      Operating profit grew 11% in 2001 to $71.2 million from $64.1 million in 2000 and operating margin increased to 16.6% from 15.6%. In Health Care Supply, increased sales volume contributed to the gain in operating profit and margin. The disposition of two lower-margin product lines, the addition of direct distribution in Europe and the elimination of a distribution site also improved operating margin. In Surgical Devices the gains were due primarily to increased volume of closure products.

                               DIVIDENDS PER SHARE

                                  [BAR CHART]

      Assets increased in 2001 as a result of the acquisitions, which offset the negative effects of currency translation. Return on average assets increased to 16.4% from 15.8% due to the higher operating profit combined with a relatively smaller increase in the asset base.

AEROSPACE SEGMENT

The Aerospace Segment serves the commercial aerospace, industrial turbomachinery markets and, to a lesser extent, the military market. Its businesses design and manufacture cargo handling systems and containers for aviation and provide surface treatments, repair services and manufactured components for users of both flight and ground-based turbine engines. Sales are both to original equipment manufacturers (OEMs) and to the aftermarket.

                            CASH FLOW FROM OPERATIONS
                                  (IN MILLIONS)

                                  [BAR CHART]

      These products and services, many of which are proprietary, require a high degree of engineering sophistication, and are often custom-designed. Economic influences on these products and services relate primarily to spending patterns in the world-wide aerospace industry and to demand for power generation.

2002 VS. 2001:

Sales in the Aerospace Segment decreased 4% in 2002 to $542.1 million from $567.5 million in 2001. Sales dropped in three of four product lines in this Segment - cargo handling systems, industrial gas turbine (IGT) services and manufactured components - due to a decline in the commercial aerospace and power generation markets. Repair services sales increased due to an expansion in lower margin product offerings.

      Operating profit declined 45% to $34.2 million from $61.8 million, and operating margin fell to 6.3% from 10.9%, due to reductions in all four product lines in this Segment. Throughout the product lines workforce reduction expenses lowered both operating profit and margin. In addition, the results in cargo handling systems were impacted by lower volume and prices, and expenses related to the launch of wide-body products. In IGT services, costs relating to the aftermarket parts and services business reduced the operating profit and operating margin. In manufactured components a drop in volume lowered the operating profit and margin, and in repair services a change in mix to lower margin services impacted results. It is expected that expenses associated with the Aerospace Segment cost reduction efforts will continue into 2003.

      The increase in assets in 2002 was due primarily to an increase in inventory in connection with new wide-body cargo handling systems, repair services programs and IGT aftermarket parts products. Return on average assets decreased to 8.0% in 2002 from 16.2% in 2001 due to the decline in operating profit combined with the increase in assets.

2001 VS. 2000:

Sales in the Aerospace Segment grew 15% in 2001 to $567.5 million from $492.5 million in the prior year. Sales increases in cargo handling systems from both wide and narrow body products, IGT services from an acquisition and a strong market, and in repair services, offset a decline in manufactured components. A portion of the Aerospace Segment's sales were negatively impacted in the fourth quarter by September 11, particularly engine repair services that are dependent on airline flight hours.

      Operating profit increased 15% in 2001 to $61.8 million from $53.8 million in 2000 while operating margin remained constant at 10.9%. The higher operating profit is the result of the additional volumes in cargo handling systems, repair services and IGT services. Despite improvement from volume increases, operating margin was adversely affected by the sharp decline in fourth quarter volume, particularly in repair services; additional expenses associated with the start up of several IGT services facilities and, lower margins of acquired businesses.

      Assets increased in 2001 from the start up of several IGT facilities, from acquisitions and from inventory in the cargo handling systems product line related to volume. Return on average assets increased to 16.2% in 2001 from 15.5% in 2000 due to the gain in operating profit.

                                 CAPITALIZATION
                                  (IN MILLIONS)

                                  [BAR CHART]

LIQUIDITY, MARKET RISK AND CAPITAL RESOURCES

Cash flows from operating activities were $200.6 million in 2002 compared to $188.3 million in 2001 and $189.4 million in 2000. In 2002, higher net income and depreciation offset additional working capital requirements. Amortization expense declined in 2002 because of the implementation of SFAS No. 142, which requires that goodwill no longer be amortized. Accounts receivable as a percentage of sales was constant in 2002 compared to 2001 while inventory as a percentage of sales increased 1% due to the increase in inventory in the Aerospace Segment primarily for new wide-body cargo handling systems and IGT aftermarket parts programs. In 2001 higher net income and depreciation and amortization were offset by additional working capital requirements, primarily related to the timing of accounts payable. Both accounts receivable and inventories increased relative to sales in 2001. Accounts receivable collections were hampered by the recession-related weakness in Commercial Segment markets and the slow down in the aerospace market while inventories were increased in part from the integration of Morse Controls.

      In addition to the cash generated from operations the company has approximately $130 million in committed and $200 million in uncommitted unused lines of credit available. The availability of the lines of credit is dependent upon the company maintaining its strong financial condition including its continued compliance with bank covenants. Various senior note agreements provide for the maintenance of ratios and limit the payment of cash dividends. Under the most restrictive of these provisions, $243 million of retained earnings was available for dividends at December 29, 2002. In 2002 total borrowings decreased $17 million from repayments offset by currency translation increases. Total debt to total capitalization decreased from 36% to 32% as a result of the reductions in borrowings. Approximately 45% of the company's total borrowings of $423 million are denominated in currencies other than the U.S. dollar, principally Euro, providing a natural hedge against fluctuations in the value of assets outside the United States. For 2001 total borrowings increased $102 million as the financing of the Morse Controls acquisition was partially offset by declines from currency exchange rates and by scheduled debt repayments. Total debt to total capitalization in 2001 increased from 33% to 36% as a result of the additional borrowings.

Contractual obligations at December 29, 2002 are summarized as follows:

                                             Payments Due by Period

                                        LESS THAN    1 - 3      4 - 5      AFTER
                               TOTAL      1 YEAR     YEARS      YEARS     5 YEARS
--------------------------------------------------------------------------------
Long-term
borrowings                      $275       $ 35       $136       $ 31       $ 73
--------------------------------------------------------------------------------
Operating lease
obligations                      141         31         49         30         31
--------------------------------------------------------------------------------
Total contractual
obligations                     $416       $ 66       $185       $ 61       $104
================================================================================

      In summary, the company's financial condition remains strong. The company believes that its cash flows from operations and the ability to access additional funds through the credit facilities will enable it to fund its operating requirements, capital expenditures and additional acquisition opportunities.

CONTINGENCIES AND ENVIRONMENTAL MATTERS

The company is subject to numerous federal, state and local environmental laws and regulations including the Resource Conservation and Recovery Act, Comprehensive Environmental Response, Compensation and Liability Act, the Clean Air Act and the Clean Water Act. Environmental programs are in place throughout the company including training, auditing and monitoring to ensure compliance with such laws and regulations. The company has been named as a Potentially Responsible Party by the Environmental Protection Agency at various sites throughout the country. Environmental costs, including liabilities associated with such sites, and the costs of complying with existing environmental regulations are not expected to result in a liability material to the company's consolidated financial position or results of operations.

      The company is a party to lawsuits and claims arising in the normal course of business. In the opinion of management, there are no pending claims or litigation, the outcome of which would have a material effect on the company's consolidated financial position or results of operations.

Teleflex Incorporated and Subsidiaries

INVESTOR INFORMATION


ANNUAL MEETING

The Annual Meeting of shareholders will take place on April 25, 2003 at the:

Jefferson House Restaurant (in the Ballroom)
2519 DeKalb Pike (Rte. 202)
Norristown, Pennsylvania

The meeting will convene at 10:00 a.m. All shareholders are cordially invited to attend.

MARKET AND OWNERSHIP OF COMMON STOCK

New York Stock Exchange                                   [TFX LISTED NYSE LOGO]
Trading Symbol:  TFX

As of December 29, 2002, the company's fiscal year end, the approximate number of direct-registered individual shareholders of record was 1,140. In addition, more than 250 mutual funds, insurance companies, banks and other institutional investors own Teleflex stock.

Investors, analysts and others seeking information about the company should contact:

Julie McDowell
Vice President, Corporate Communications
Teleflex Incorporated
(610) 834-6301
e-mail: jmcdowell@teleflex.com

Financial and product information about Teleflex may be obtained on the company's Web site at WWW.TELEFLEX.COM. A copy of the Annual Report as filed with the Securities and Exchange Commission on Form 10-K, interim reports on Form 10-Q and current reports on Form 8-K can be accessed on the Investor Relations page of the company's Web site or can be mailed upon request.

TRANSFER AGENT AND REGISTRAR

Questions concerning transfer requirements, lost certificates, dividends, duplicate mailings, change of address, or other stockholder matters should be addressed to:

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

PRICE RANGE AND DIVIDENDS OF COMMON STOCK

2002                                  High        Low         Last     Dividends
--------------------------------------------------------------------------------
First Quarter                         $55.60      $43.60      $54.67      $ 0.17
Second Quarter                        $59.35      $53.78      $57.15      $ 0.18
Third Quarter                         $57.53      $40.85      $45.27      $ 0.18
Fourth Quarter                        $47.08      $40.64      $41.30      $ 0.18

2001                                  High        Low         Last     Dividends
--------------------------------------------------------------------------------
First Quarter                         $44.81      $38.38      $40.95      $ 0.15
Second Quarter                        $50.99      $39.80      $44.00      $ 0.17
Third Quarter                         $50.31      $34.00      $37.39      $ 0.17
Fourth Quarter                        $47.70      $37.10      $47.70      $ 0.17


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


34